    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2008



                                           REGISTRATION STATEMENT NO. 333-152267
                                                                       811-21262


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4



                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             PRE-EFFECTIVE AMENDMENT NO. 1                               [X]
                              POST-EFFECTIVE AMENDMENT NO.                               [ ]
                                          AND
            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                    AMENDMENT NO. 91                                     [X]





                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)


           1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002 -- 2910

              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

                                    ---------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY
                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1. COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Separate Account Nine for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9325.

2. FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.



3. THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4. OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5. OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                   VINTAGE II(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    33
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    36
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    37
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    37
THE ANNUITY PERIOD......................................................    43
Maturity Date...........................................................    43
Allocation of Annuity...................................................    43
Variable Annuity........................................................    44
Fixed Annuity...........................................................    44
PAYMENTS OPTIONS........................................................    44
Election of Options.....................................................    44
Annuity Options.........................................................    45
Variable Liquidity Benefit..............................................    45
MISCELLANEOUS CONTRACT PROVISIONS.......................................    45
Right to Return.........................................................    45
Termination.............................................................    46
Required Reports........................................................    46
Suspension of Payments..................................................    46
THE SEPARATE ACCOUNTS...................................................    46
Performance Information.................................................    47
FEDERAL TAX CONSIDERATIONS..............................................    47
General Taxation of Annuities...........................................    48
Types of Contracts: Qualified and Non-qualified.........................    48
Qualified Annuity Contracts.............................................    48
Taxation of Qualified Annuity Contracts.................................    49
Mandatory Distributions for Qualified Plans.............................    49
Individual Retirement Annuities.........................................    50
Roth IRAs...............................................................    50
TSAs (ERISA and Non-ERISA)..............................................    50
Non-qualified Annuity Contracts.........................................    52
Diversification Requirements for Variable Annuities.....................    53
Ownership of the Investments............................................    54
Taxation of Death Benefit Proceeds......................................    54
Other Tax Considerations................................................    54
Treatment of Charges for Optional Benefits..............................    54
Guaranteed Minimum Withdrawal Benefits..................................    54
Puerto Rico Tax Considerations..........................................    55
Non-Resident Aliens.....................................................    55
Tax Credits and Deductions..............................................    55
OTHER INFORMATION.......................................................    55
The Insurance Company...................................................    55
Financial Statements....................................................    56
Distribution of Variable Annuity Contracts..............................    56
Conformity with State and Federal Laws..................................    57
Voting Rights...........................................................    57
Restrictions on Financial Transactions..................................    57
Legal Proceedings.......................................................    57
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE II VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.15% for the Standard Death Benefit, 1.25% for the Step-Up Death Benefit, and 1.40% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain Contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the

          Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT ADMINISTRATIVE CHARGE

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)


VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.15% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.15%(5)                  1.25%(5)                 1.40%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.30%                     1.40%                    1.55%
Optional E.S.P. Charge....................           0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.50%                     1.60%                    1.75%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.55%                     1.65%                    1.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.75%                     1.85%                    2.00%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5YEARS     10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,033      $1,814      $2,609      $4,420       $433       $1,304      $2,184      $4,420
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $933      $1,521      $2,129      $3,513       $333       $1,011      $1,704      $3,513


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Step-Up Benefit                                                                  75
Roll-up Benefit                                                                  75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase

Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. In addition, if you have enrolled in our systematic withdrawal program, you may withdraw up to 15% of the Contract Value in the first Contract Year without incurring a withdrawal charge. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.15% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.40% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance (Death Report Date).

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions.

NOTE: IF THE OWNER DIES BEFORE THE ANNUITANT, THE DEATH BENEFIT IS RECALCULATED, REPLACING ALL REFERENCES TO "ANNUITANT" WITH "OWNER." ALL DEATH BENEFITS WILL BE REDUCED BY ANY PREMIUM TAX AND OUTSTANDING LOANS NOT PREVIOUSLY DEDUCTED.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
-------------------------------------------------------------------------------------
If Annuitant was younger than
age 76 on the Contract Date,
the death benefit will be the
greatest of                         -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If Annuitant was age 76 through
80 on the Contract Date, the
death benefit will be the
greater of                          -  the Contract Value on Death Report Date; or
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals
-------------------------------------------------------------------------------------
If Annuitant was age 81 or
older on the Contract Date, the
death benefit will be               -  the Contract Value on Death Report Date
-------------------------------------------------------------------------------------


STEP-UP VALUE (STANDARD DEATH BENEFIT)

The Step-Up Value for the standard death benefit depends on the Annuitant's age on the Contract Date as follows:

IF ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is on or before the Death Report Date). The initial Step-Up Value equals the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 76th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day).

The only changes made to the Step-Up Value on or after the Annuitant's 76th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

IF ANNUITANT WAS AGE 68 THROUGH 75 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is before the Death Report Date). The Step-Up Value will equal the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the seventh Contract Date anniversary will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the Step-Up Value in effect immediately before the reduction for partial surrender, multiplied by (2) the amount of the partial surrender, divided by (3) the Contract Value before the surrender. See the example of the partial surrender reduction below.

ANNUAL STEP-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
The death benefit will be the
greatest of:                        -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------


ROLL-UP DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value;
                                    -  the Roll-Up Death Benefit Value (as described
                                       below); or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value; or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday; or
                                    -  the Contract Value
-------------------------------------------------------------------------------------


STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will be established on each Contract Date anniversary which occurs prior to the Death Report Date. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS). The partial surrender reduction equals (1) the death benefit value (step-up or roll-up value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000-9,090 = $40,910

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary (ies), or,    The spouse elects to           Yes
  if none, to the surviving   continue the Contract.
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
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MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

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                                           GMWB I                    GMWB II                  GMWB III
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AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
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ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
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RESET                                        Yes                       Yes                       No
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CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
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INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
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WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
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                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                --
                                                       2006      1.000          1.082            66,173

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                --
                                                       2005      0.786          0.820            95,823
                                                       2004      0.753          0.786            95,819
                                                       2003      0.610          0.753            94,245
                                                       2002      0.886          0.610            57,411
                                                       2001      1.000          0.886            58,685

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                --
                                                       2005      1.130          1.166           181,062
                                                       2004      1.029          1.130           182,993
                                                       2003      0.788          1.029           178,669
                                                       2002      1.000          0.788             9,718

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.761          0.746                --
                                                       2005      0.671          0.761           379,064
                                                       2004      0.628          0.671           413,899
                                                       2003      0.515          0.628           437,056
                                                       2002      0.755          0.515           443,875
                                                       2001      0.926          0.755           502,272
                                                       2000      1.127          0.926           298,973
                                                       1999      1.000          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.385          1.570           568,901
                                                       2006      1.165          1.385           587,837
                                                       2005      1.035          1.165           644,446
                                                       2004      0.924          1.035           635,480
                                                       2003      0.692          0.924           564,989
                                                       2002      0.821          0.692           525,945
                                                       2001      0.970          0.821           396,132
                                                       2000      1.211          0.970           219,232
                                                       1999      1.000          1.211                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.357          1.505           948,206
                                                       2006      1.247          1.357         1,024,855
                                                       2005      1.087          1.247         1,095,817
                                                       2004      0.979          1.087         1,147,016
                                                       2003      0.725          0.979         1,151,521
                                                       2002      0.972          0.725           941,090
                                                       2001      1.204          0.972           610,536
                                                       2000      1.167          1.204           139,836
                                                       1999      1.000          1.167                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.529          1.585         1,573,173
                                                       2006      1.344          1.529         1,644,925
                                                       2005      1.287          1.344         1,774,707
                                                       2004      1.181          1.287         1,852,914
                                                       2003      0.904          1.181         1,853,357
                                                       2002      1.121          0.904         1,609,213
                                                       2001      1.107          1.121         1,049,824
                                                       2000      1.039          1.107           197,664
                                                       1999      1.000          1.039                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.324          1.311                --
                                                       2005      1.135          1.324            31,202
                                                       2004      0.962          1.135                --
                                                       2003      0.780          0.962                --
                                                       2002      1.000          0.780                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.738          2.276                --
                                                       2005      1.643          1.738                --
                                                       2004      1.267          1.643                --
                                                       2003      0.958          1.267                --
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                --
                                                       2005      1.211          1.318             4,100
                                                       2004      1.075          1.211                --
                                                       2003      1.000          1.075             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                --
                                                       2005      1.210          1.315                --
                                                       2004      1.068          1.210                --
                                                       2003      1.000          1.068             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.486          1.723           183,544
                                                       2006      1.349          1.486           172,664
                                                       2005      1.169          1.349           223,984
                                                       2004      1.027          1.169           168,972
                                                       2003      0.811          1.027           163,339
                                                       2002      0.907          0.811            81,354
                                                       2001      1.048          0.907            53,627
                                                       2000      1.138          1.048            22,930
                                                       1999      1.000          1.138                --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      1.861          2.119           203,972
                                                       2006      1.678          1.861           209,253
                                                       2005      1.440          1.678           232,128
                                                       2004      1.170          1.440           220,808
                                                       2003      0.857          1.170           236,967
                                                       2002      1.000          0.857            62,979

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            95,020
                                                       2006      1.036          1.209            72,127
                                                       2005      1.000          1.036                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.975          1.071           205,510
                                                       2006      0.909          0.975           212,091
                                                       2005      0.879          0.909           228,339
                                                       2004      0.799          0.879           252,130
                                                       2003      0.589          0.799           244,209
                                                       2002      0.837          0.589           143,673
                                                       2001      1.001          0.837           116,704
                                                       2000      1.215          1.001            64,153
                                                       1999      1.000          1.215                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.267          1.481                --
                                                       2005      1.161          1.267           311,425
                                                       2004      1.044          1.161           334,972
                                                       2003      0.845          1.044           325,337
                                                       2002      1.000          0.845           100,137

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606           144,978
                                                       2006      2.244          2.837            30,004
                                                       2005      1.784          2.244            27,318
                                                       2004      1.449          1.784            10,263
                                                       2003      1.000          1.449               449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.426          1.625           287,823
                                                       2006      1.189          1.426           315,599
                                                       2005      1.093          1.189           348,784
                                                       2004      0.935          1.093           376,754
                                                       2003      0.716          0.935           331,478
                                                       2002      0.891          0.716           272,558
                                                       2001      1.074          0.891           228,595
                                                       2000      1.115          1.074            33,594
                                                       1999      1.000          1.115                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.272          1.529                --
                                                       2005      1.183          1.272            41,732
                                                       2004      1.033          1.183                --
                                                       2003      0.792          1.033                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671           164,547
                                                       2006      0.499          0.558           184,379
                                                       2005      0.451          0.499           188,975
                                                       2004      0.379          0.451           190,981
                                                       2003      0.285          0.379           214,606
                                                       2002      0.402          0.285           119,873
                                                       2001      0.674          0.402           127,433
                                                       2000      1.000          0.674            57,556

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                --
                                                       2005      1.516          1.556             7,078
                                                       2004      1.337          1.516             7,078
                                                       2003      1.000          1.337             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                --
                                                       2006      0.914          0.968             7,293
                                                       2005      0.871          0.914             7,293
                                                       2004      0.857          0.871             7,448
                                                       2003      0.647          0.857             9,623
                                                       2002      0.895          0.647             2,490
                                                       2001      1.000          0.895                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.487           769,740
                                                       2006      1.382          1.484         1,117,081
                                                       2005      1.254          1.382         1,278,473
                                                       2004      1.155          1.254         1,310,672
                                                       2003      0.870          1.155         1,273,855
                                                       2002      1.309          0.870           573,856
                                                       2001      1.382          1.309           452,646
                                                       2000      1.210          1.382           164,358
                                                       1999      1.000          1.210                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.220          1.306           701,720
                                                       2006      1.077          1.220           756,603
                                                       2005      1.046          1.077           812,511
                                                       2004      0.974          1.046           838,578
                                                       2003      0.792          0.974           789,381
                                                       2002      0.973          0.792           811,466
                                                       2001      1.026          0.973           386,946
                                                       2000      1.044          1.026           190,206
                                                       1999      1.000          1.044                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683            37,937

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513           296,280
                                                       2006      1.333          1.455           652,746
                                                       2005      1.296          1.333           615,622
                                                       2004      1.250          1.296           658,255
                                                       2003      1.039          1.250           650,307
                                                       2002      1.000          1.039           369,328

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698           290,746
                                                       2006      1.506          1.690           293,128
                                                       2005      1.450          1.506           350,815
                                                       2004      1.377          1.450           407,875
                                                       2003      1.062          1.377           355,766
                                                       2002      1.000          1.062             2,136

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            61,358
                                                       2006      0.800          0.932            60,406
                                                       2005      0.812          0.800            74,091
                                                       2004      0.796          0.812            73,621
                                                       2003      0.653          0.796            63,083
                                                       2002      0.894          0.653            17,665
                                                       2001      1.000          0.894             1,370

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.016          1.052           132,911
                                                       2006      0.894          1.016           162,206
                                                       2005      0.869          0.894           182,821
                                                       2004      0.798          0.869           188,261
                                                       2003      0.633          0.798           182,850
                                                       2002      0.826          0.633           114,890
                                                       2001      0.955          0.826           111,598
                                                       2000      1.067          0.955            27,831
                                                       1999      1.000          1.067                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.562          1.561         1,090,648
                                                       2006      1.355          1.562           887,114
                                                       2005      1.310          1.355         1,029,480
                                                       2004      1.226          1.310         1,097,780
                                                       2003      0.896          1.226         1,158,025
                                                       2002      1.153          0.896           758,878
                                                       2001      1.234          1.153           588,600
                                                       2000      1.037          1.234           146,610
                                                       1999      1.000          1.037                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            37,512
                                                       2006      1.597          1.816            37,513
                                                       2005      1.519          1.597            36,910
                                                       2004      1.395          1.519            36,823
                                                       2003      1.075          1.395            24,561
                                                       2002      1.000          1.075             1,000

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      0.907          0.952            69,364
                                                       2006      0.730          0.907            81,057
                                                       2005      0.662          0.730           104,915
                                                       2004      0.569          0.662           109,830
                                                       2003      0.452          0.569           119,997
                                                       2002      0.617          0.452            87,057
                                                       2001      0.908          0.617            83,173
                                                       2000      1.207          0.908            47,399
                                                       1999      1.000          1.207                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.470          1.508           301,933
                                                       2006      1.259          1.470           105,032
                                                       2005      1.198          1.259           118,640
                                                       2004      1.099          1.198           122,214
                                                       2003      0.841          1.099           161,257
                                                       2002      1.108          0.841           122,448
                                                       2001      1.171          1.108            51,941
                                                       2000      1.029          1.171                --
                                                       1999      1.000          1.029                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.993          1.033           450,319
                                                       2006      0.962          0.993           482,968
                                                       2005      0.926          0.962           597,379
                                                       2004      0.935          0.926           607,137
                                                       2003      0.642          0.935           629,393
                                                       2002      0.865          0.642           599,697
                                                       2001      1.001          0.865           517,862
                                                       2000      1.090          1.001           282,561
                                                       1999      1.000          1.090                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.636          1.731           318,906
                                                       2006      1.444          1.636           325,170
                                                       2005      1.351          1.444           375,043
                                                       2004      1.239          1.351           381,702
                                                       2003      0.967          1.239           366,913
                                                       2002      1.211          0.967           225,995
                                                       2001      1.364          1.211           191,467
                                                       2000      1.172          1.364            64,859
                                                       1999      1.000          1.172                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                --
                                                       2006      1.467          1.626            38,190
                                                       2005      1.435          1.467            38,539
                                                       2004      1.362          1.435            33,075
                                                       2003      1.070          1.362            30,342
                                                       2002      1.000          1.070             1,174

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.494          1.623           185,201
                                                       2006      1.342          1.494            82,328
                                                       2005      1.296          1.342            87,264
                                                       2004      1.141          1.296            87,420
                                                       2003      0.776          1.141            87,852
                                                       2002      1.204          0.776             3,000
                                                       2001      1.315          1.204             1,034
                                                       2000      1.141          1.315                --
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037                --
                                                       2006      1.009          1.036            21,702
                                                       2005      0.998          1.009             7,944
                                                       2004      1.000          0.998            40,362
                                                       2003      1.000          1.000                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.308          1.316           500,385
                                                       2006      1.257          1.308           532,260
                                                       2005      1.242          1.257           621,062
                                                       2004      1.178          1.242           656,373
                                                       2003      1.068          1.178           698,235
                                                       2002      1.032          1.068           474,374
                                                       2001      1.014          1.032           306,470
                                                       2000      0.999          1.014            17,824
                                                       1999      1.000          0.999                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.274          1.262           436,724
                                                       2006      1.163          1.274           467,238
                                                       2005      1.148          1.163           575,995
                                                       2004      1.053          1.148           716,412
                                                       2003      0.837          1.053           875,823
                                                       2002      0.876          0.837           672,340
                                                       2001      0.922          0.876           489,304
                                                       2000      1.016          0.922             1,807
                                                       1999      1.000          1.016                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.117          1.157         1,647,892
                                                       2006      1.082          1.117         1,908,317
                                                       2005      1.066          1.082         1,619,770
                                                       2004      1.070          1.066         1,994,070
                                                       2003      1.077          1.070         1,821,759
                                                       2002      1.078          1.077           524,727
                                                       2001      1.053          1.078           148,566
                                                       2000      1.006          1.053            64,613
                                                       1999      1.000          1.006                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                --
                                                       2006      1.149          1.281           127,017
                                                       2005      1.110          1.149           126,348
                                                       2004      0.973          1.110           127,107
                                                       2003      0.694          0.973           101,651
                                                       2002      0.946          0.694            46,293
                                                       2001      1.000          0.946                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.576          1.655                --
                                                       2006      1.352          1.576           368,931
                                                       2005      1.316          1.352           419,329
                                                       2004      1.231          1.316           444,091
                                                       2003      0.897          1.231           388,411
                                                       2002      1.212          0.897           238,858
                                                       2001      1.205          1.212           196,939
                                                       2000      1.033          1.205            56,658
                                                       1999      1.000          1.033                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.212          1.275                --
                                                       2006      1.038          1.212           266,342
                                                       2005      0.988          1.038           390,097
                                                       2004      0.904          0.988           393,882
                                                       2003      0.718          0.904           402,191
                                                       2002      0.975          0.718           432,542
                                                       2001      1.076          0.975           384,096
                                                       2000      0.964          1.076           314,048
                                                       1999      1.000          0.964                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                --
                                                       2006      1.411          1.634            39,405
                                                       2005      1.385          1.411                --
                                                       2004      1.245          1.385                --
                                                       2003      1.000          1.245             3,478

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                --
                                                       2006      1.649          1.827            21,468
                                                       2005      1.543          1.649            21,664
                                                       2004      1.260          1.543             3,301
                                                       2003      1.000          1.260             3,651

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                --
                                                       2006      0.899          0.954           164,638

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003           162,245

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             4,685
                                                       2006      1.278          1.365             4,685

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            25,504
                                                       2006      1.526          1.685            22,163

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734            14,998
                                                       2006      1.311          1.347            14,199

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104           595,454
                                                       2006      1.001          1.078           545,385

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            41,758
                                                       2006      1.002          1.074                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090             7,502
                                                       2006      0.997          0.987             7,511

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                --
                                                       2006      1.287          1.280                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607           152,190

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            30,091
                                                       2006      1.276          1.413            38,294

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028                --
                                                       2006      1.003          1.223                --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228             9,790

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657                --
                                                       2006      1.484          1.599                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                --
                                                       2006      1.097          1.157                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            34,392
                                                       2006      1.134          1.177            17,289

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987           175,208
                                                       2006      1.003          1.031            12,283

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052            67,759
                                                       2006      0.905          0.885            71,815

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321           405,226
                                                       2006      1.213          1.261           528,129

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746           115,015
                                                       2006      0.735          0.757            23,000

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835           386,722
                                                       2006      0.801          0.814           440,658

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375           397,970
                                                       2006      1.302          1.338           400,648

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                --
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             3,405
                                                       2006      1.001          1.045             3,410

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088                --
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            27,012
                                                       2006      1.002          1.057            29,327

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             2,047
                                                       2006      1.002          1.062             2,050

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554         1,025,617
                                                       2006      1.411          1.511         1,056,515

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            28,498
                                                       2006      0.996          1.053            28,501

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154           211,779
                                                       2006      0.998          1.071           247,951

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                --
                                                       2006      1.136          1.129             9,796
                                                       2005      1.127          1.136             9,803
                                                       2004      1.049          1.127             6,233
                                                       2003      1.000          1.049                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355         1,578,442
                                                       2006      1.231          1.262         1,676,995
                                                       2005      1.218          1.231         1,836,453
                                                       2004      1.176          1.218         1,938,032
                                                       2003      1.134          1.176         2,391,763
                                                       2002      1.054          1.134         1,135,768
                                                       2001      1.000          1.054           142,080

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.900          0.980            13,688
                                                       2006      0.821          0.900            13,664
                                                       2005      0.775          0.821            13,730
                                                       2004      0.730          0.775            13,055
                                                       2003      0.560          0.730             8,771
                                                       2002      0.806          0.560             3,766
                                                       2001      1.000          0.806             1,568

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                --
                                                       2006      1.124          1.417           153,750
                                                       2005      1.014          1.124           139,183
                                                       2004      0.884          1.014           126,825
                                                       2003      0.697          0.884           118,813
                                                       2002      0.858          0.697            32,066
                                                       2001      1.000          0.858             4,131

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                --
                                                       2006      1.709          1.978            85,454
                                                       2005      1.617          1.709            92,613
                                                       2004      1.298          1.617            91,173
                                                       2003      0.879          1.298           125,042
                                                       2002      1.089          0.879           119,022
                                                       2001      1.000          1.089            27,156

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.936          0.997                --
                                                       2005      0.872          0.936             7,520
                                                       2004      0.829          0.872             7,530
                                                       2003      0.650          0.829             7,540
                                                       2002      0.865          0.650             5,245
                                                       2001      1.000          0.865             1,154

  Travelers Equity Income Subaccount (10/00).........  2006      1.238          1.302                --
                                                       2005      1.200          1.238           499,998
                                                       2004      1.107          1.200           518,850
                                                       2003      0.855          1.107           419,770
                                                       2002      1.006          0.855           151,748
                                                       2001      1.092          1.006           137,176
                                                       2000      1.013          1.092            16,525
                                                       1999      1.000          1.013                --

  Travelers Large Cap Subaccount (6/00)..............  2006      0.776          0.801                --
                                                       2005      0.724          0.776           359,523
                                                       2004      0.688          0.724           362,622
                                                       2003      0.559          0.688           354,540
                                                       2002      0.734          0.559           172,587
                                                       2001      0.900          0.734           165,937
                                                       2000      1.066          0.900            60,766
                                                       1999      1.000          1.066                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.112          1.183                --
                                                       2005      1.000          1.112                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.027                --
                                                       2005      1.008          1.022             4,136

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.095                --
                                                       2005      1.008          1.056            21,813

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                --
                                                       2005      1.000          1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.054                --
                                                       2005      1.000          1.033                --

  Travelers Managed Income Subaccount (7/00).........  2006      1.223          1.213                --
                                                       2005      1.222          1.223           801,572
                                                       2004      1.204          1.222           981,921
                                                       2003      1.125          1.204         1,070,557
                                                       2002      1.115          1.125           510,149
                                                       2001      1.059          1.115           188,214
                                                       2000      0.994          1.059            29,625
                                                       1999      1.000          0.994                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.846          0.899                --
                                                       2005      0.765          0.846           191,863
                                                       2004      0.669          0.765           193,486
                                                       2003      0.559          0.669           224,873
                                                       2002      0.757          0.559           182,592
                                                       2001      0.989          0.757           161,626
                                                       2000      1.061          0.989           101,243
                                                       1999      1.000          1.061                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.854          0.905                --
                                                       2005      0.840          0.854            71,846
                                                       2004      0.745          0.840                --
                                                       2003      0.551          0.745                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.365          1.411                --
                                                       2005      1.343          1.365         1,107,966
                                                       2004      1.221          1.343         1,174,241
                                                       2003      1.061          1.221         1,110,848
                                                       2002      1.135          1.061           695,684
                                                       2001      1.150          1.135           445,508
                                                       2000      0.999          1.150           202,359
                                                       1999      1.000          0.999                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                --
                                                       2005      1.123          1.180                --
                                                       2004      1.000          1.123                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.327          1.526                --
                                                       2005      1.228          1.327            14,654
                                                       2004      1.074          1.228            16,556
                                                       2003      0.846          1.074                --
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                --
                                                       2005      1.336          1.397                --
                                                       2004      1.218          1.336                --
                                                       2003      1.000          1.218                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.097                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                --
                                                       2005      1.096          1.122             7,550
                                                       2004      1.000          1.096                --

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.735          0.767                --
                                                       2005      0.729          0.735           167,702
                                                       2004      0.670          0.729           193,465
                                                       2003      0.512          0.670           216,950
                                                       2002      0.782          0.512           255,773
                                                       2001      0.914          0.782           284,839
                                                       2000      1.132          0.914           202,439
                                                       1999      1.000          1.132                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.117          1.287                --
                                                       2005      1.027          1.117                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                --
                                                       2005      1.000          1.113                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.707          0.735                --
                                                       2005      0.664          0.707            35,382
                                                       2004      0.648          0.664            38,094
                                                       2003      0.523          0.648            39,159
                                                       2002      0.750          0.523            37,188
                                                       2001      0.964          0.750            49,390
                                                       2000      1.145          0.964            39,955
                                                       1999      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.772          0.891           173,622
                                                       2006      0.760          0.772           185,469
                                                       2005      0.714          0.760           196,567
                                                       2004      0.675          0.714           221,492
                                                       2003      0.537          0.675           216,713
                                                       2002      0.806          0.537           196,991
                                                       2001      1.193          0.806           196,978
                                                       2000      1.345          1.193           115,899
                                                       1999      1.000          1.345                --




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258              7,238
                                                       2004      1.178          1.218              7,578
                                                       2003      0.963          1.178             10,027
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380            863,304
                                                       2004      1.241          1.349            671,346
                                                       2003      0.960          1.241            324,534
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            551,459
                                                       2004      1.143          1.211            216,941
                                                       2003      0.948          1.143             66,077
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.898          2.131          5,750,415
                                                       2006      1.612          1.898          5,865,325
                                                       2005      1.445          1.612          5,479,126
                                                       2004      1.302          1.445          3,301,874
                                                       2003      0.984          1.302            560,403
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.730          1.901         13,652,536
                                                       2006      1.606          1.730         14,897,001
                                                       2005      1.413          1.606         15,362,612
                                                       2004      1.285          1.413          9,273,858
                                                       2003      0.960          1.285          2,482,245
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.582          1.625         16,274,773
                                                       2006      1.404          1.582         18,131,781
                                                       2005      1.357          1.404         18,636,981
                                                       2004      1.257          1.357         12,269,497
                                                       2003      0.971          1.257          2,985,394
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            144,490
                                                       2004      1.183          1.382             85,167
                                                       2003      0.968          1.183             62,369
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            621,716
                                                       2004      1.317          1.692            363,487
                                                       2003      1.005          1.317            141,660
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            491,266
                                                       2004      1.073          1.199            200,346
                                                       2003      1.000          1.073                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            558,937
                                                       2004      1.067          1.197            213,448
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.749          2.010          5,644,514
                                                       2006      1.603          1.749          6,450,192
                                                       2005      1.403          1.603          6,370,669
                                                       2004      1.244          1.403          3,260,531
                                                       2003      0.991          1.244          1,112,778
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      2.061          2.324          3,519,694
                                                       2006      1.875          2.061          4,235,804
                                                       2005      1.625          1.875          4,190,757
                                                       2004      1.333          1.625          2,561,023
                                                       2003      0.986          1.333            731,326
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          2,206,495
                                                       2006      1.030          1.190          1,855,434
                                                       2005      1.000          1.030            473,972

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.543          1.678          1,184,848
                                                       2006      1.452          1.543          1,284,037
                                                       2005      1.417          1.452          1,496,822
                                                       2004      1.300          1.417          1,111,279
                                                       2003      0.969          1.300            297,552
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          3,992,826
                                                       2004      1.217          1.340          2,095,459
                                                       2003      0.994          1.217            723,595
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450          1,491,164
                                                       2006      2.188          2.740          1,654,953
                                                       2005      1.756          2.188          1,505,095
                                                       2004      1.440          1.756            466,250
                                                       2003      1.000          1.440             91,391

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.895          2.139          4,492,483
                                                       2006      1.596          1.895          4,708,415
                                                       2005      1.481          1.596          4,568,600
                                                       2004      1.278          1.481          2,330,211
                                                       2003      0.989          1.278            519,279
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524          2,064,621
                                                       2004      1.262          1.431            594,562
                                                       2003      0.976          1.262            206,659
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            112,413
                                                       2006      1.671          1.851             72,150
                                                       2005      1.525          1.671             71,823
                                                       2004      1.295          1.525             17,001
                                                       2003      0.983          1.295              9,106
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            896,870
                                                       2004      1.328          1.492            512,682
                                                       2003      1.000          1.328             58,521

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            129,733
                                                       2005      1.268          1.318             64,976
                                                       2004      1.260          1.268             30,641
                                                       2003      0.960          1.260             15,353
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.561          1.549          8,906,242
                                                       2006      1.467          1.561         10,359,253
                                                       2005      1.344          1.467         11,136,013
                                                       2004      1.250          1.344          8,924,780
                                                       2003      0.951          1.250          2,994,791
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.448          1.535          3,969,301
                                                       2006      1.290          1.448          4,321,712
                                                       2005      1.265          1.290          5,012,226
                                                       2004      1.190          1.265          4,141,171
                                                       2003      0.977          1.190          1,561,246
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,128,546

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         15,401,474
                                                       2006      1.222          1.320         17,342,699
                                                       2005      1.199          1.222         19,350,145
                                                       2004      1.168          1.199         13,207,492
                                                       2003      0.979          1.168          2,672,484
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         17,312,994
                                                       2006      1.337          1.485         19,863,305
                                                       2005      1.299          1.337         21,918,724
                                                       2004      1.245          1.299         14,950,399
                                                       2003      0.969          1.245          3,309,858
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            556,926
                                                       2006      1.147          1.323            646,905
                                                       2005      1.175          1.147            663,758
                                                       2004      1.163          1.175            499,442
                                                       2003      0.963          1.163            171,776
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.493          1.532          1,945,549
                                                       2006      1.327          1.493          2,451,798
                                                       2005      1.302          1.327          2,839,502
                                                       2004      1.208          1.302          2,252,137
                                                       2003      0.967          1.208          1,148,700
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.621          1.605          9,355,548
                                                       2006      1.419          1.621          8,782,807
                                                       2005      1.385          1.419          9,239,878
                                                       2004      1.309          1.385          8,216,033
                                                       2003      0.966          1.309          2,834,488
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,087,307
                                                       2006      1.390          1.566          4,543,622
                                                       2005      1.335          1.390          4,997,367
                                                       2004      1.238          1.335          2,387,094
                                                       2003      0.962          1.238            490,264
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      1.903          1.978              5,370
                                                       2006      1.546          1.903             26,594
                                                       2005      1.416          1.546             26,594
                                                       2004      1.228          1.416             20,659
                                                       2003      0.986          1.228             16,617
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.612          1.637          1,382,632
                                                       2006      1.394          1.612          1,610,692
                                                       2005      1.338          1.394          1,852,362
                                                       2004      1.240          1.338          1,547,557
                                                       2003      0.958          1.240            657,293
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.409          1.451          2,507,800
                                                       2006      1.378          1.409          3,160,788
                                                       2005      1.339          1.378          3,424,059
                                                       2004      1.365          1.339          3,125,256
                                                       2003      0.946          1.365          1,176,777
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.591          1.666          1,353,426
                                                       2006      1.417          1.591          1,737,713
                                                       2005      1.338          1.417          1,933,083
                                                       2004      1.239          1.338          1,628,496
                                                       2003      0.977          1.239            733,971
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,777,247
                                                       2005      1.266          1.282          3,120,861
                                                       2004      1.213          1.266          1,741,885
                                                       2003      0.961          1.213            576,357
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.797          1.933          1,002,073
                                                       2006      1.630          1.797            707,497
                                                       2005      1.589          1.630            758,509
                                                       2004      1.412          1.589            681,109
                                                       2003      0.970          1.412            195,339
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995          2,218,606
                                                       2006      0.987          1.005          2,330,493
                                                       2005      0.986          0.987          2,390,703
                                                       2004      0.997          0.986          1,892,813
                                                       2003      1.000          0.997             14,435

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.190          1.187          2,414,317
                                                       2006      1.155          1.190          2,807,755
                                                       2005      1.152          1.155          3,581,641
                                                       2004      1.103          1.152          2,920,201
                                                       2003      1.010          1.103            887,819
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.476          1.448          3,775,352
                                                       2006      1.361          1.476          4,201,814
                                                       2005      1.356          1.361          5,049,829
                                                       2004      1.256          1.356          3,993,608
                                                       2003      1.007          1.256          1,647,756
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (2/00)..............  2007      0.998          1.023          4,806,963
                                                       2006      0.975          0.998          3,098,109
                                                       2005      0.970          0.975          3,019,588
                                                       2004      0.984          0.970          2,251,784
                                                       2003      0.999          0.984            888,448
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            465,300
                                                       2005      1.529          1.568            449,352
                                                       2004      1.353          1.529            361,221
                                                       2003      0.974          1.353            162,355
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          2,877,618
                                                       2005      1.382          1.406          3,274,732
                                                       2004      1.305          1.382          2,835,223
                                                       2003      0.960          1.305          1,303,133
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             23,078
                                                       2005      1.308          1.362             57,391
                                                       2004      1.209          1.308             58,386
                                                       2003      0.969          1.209             36,575
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          2,148,289
                                                       2005      1.363          1.376          2,139,915
                                                       2004      1.237          1.363          1,226,122
                                                       2003      1.000          1.237            154,434

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 --
                                                       2006      1.608          1.764          2,597,442
                                                       2005      1.519          1.608          2,921,421
                                                       2004      1.252          1.519          1,430,939
                                                       2003      1.000          1.252            131,586

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            288,998

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            275,264

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            141,573
                                                       2006      1.266          1.344             56,705

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,183,921
                                                       2006      1.749          1.919          1,285,532

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            335,365
                                                       2006      1.577          1.610            167,521

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             29,184

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          7,894,276
                                                       2006      1.001          1.071          6,479,999

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          3,907,281
                                                       2006      1.002          1.067             53,483

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            388,142
                                                       2006      1.438          1.414            530,563

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             14,747
                                                       2006      1.276          1.261             20,057

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            399,355

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            881,632
                                                       2006      1.252          1.378            940,120

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,041,987
                                                       2006      1.003          1.215          1,328,851

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          4,219,764

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            386,132
                                                       2006      1.443          1.544            413,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197          3,342,022
                                                       2006      1.113          1.148          3,470,815

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          4,117,977
                                                       2006      1.003          1.024          2,422,847

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            512,690
                                                       2006      1.549          1.506            636,005

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          4,080,265
                                                       2006      1.059          1.095          4,842,617

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315             95,375
                                                       2006      1.316          1.347            118,219

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            931,502
                                                       2006      1.341          1.353          1,120,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          2,728,713
                                                       2006      1.414          1.445          3,166,062

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066             71,005
                                                       2006      1.002          1.056                553

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071          1,250,777
                                                       2006      1.001          1.038            408,562

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070          1,307,227
                                                       2006      1.002          1.045            229,794

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071            360,610
                                                       2006      1.002          1.050            164,786

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071            307,212
                                                       2006      1.002          1.055            214,580

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376         10,182,581
                                                       2006      1.269          1.351         11,196,229

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          4,042,587
                                                       2006      0.996          1.046          4,363,967

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            625,232
                                                       2006      0.998          1.064            747,985

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          4,183,557
                                                       2005      1.110          1.108          4,183,574
                                                       2004      1.042          1.110          2,075,669
                                                       2003      1.000          1.042            364,430

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         15,269,678
                                                       2006      1.067          1.084         15,751,561
                                                       2005      1.066          1.067         16,295,872
                                                       2004      1.039          1.066         11,030,522
                                                       2003      1.012          1.039          4,444,217
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.481          1.598                 --
                                                       2006      1.364          1.481                 --
                                                       2005      1.301          1.364                 --
                                                       2004      1.237          1.301                 --
                                                       2003      0.958          1.237                 --
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            502,297
                                                       2005      1.420          1.557            503,884
                                                       2004      1.249          1.420            507,731
                                                       2003      0.994          1.249            378,045
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117          1,084,311
                                                       2005      1.764          1.846          1,127,527
                                                       2004      1.429          1.764            802,610
                                                       2003      0.977          1.429            446,380
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            533,485
                                                       2004      1.222          1.273            433,213
                                                       2003      0.967          1.222            173,834
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (10/00).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,470,760
                                                       2004      1.229          1.320          2,356,302
                                                       2003      0.958          1.229            933,491
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            761,388
                                                       2004      1.178          1.227            638,667
                                                       2003      0.966          1.178            246,621
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.000          1.105                474

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.007          1.017                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.008          1.050            113,761

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.000          1.083            238,769

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.028          1.045                 --
                                                       2005      1.000          1.028              8,861

  Travelers Managed Income Subaccount (7/00).........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          5,358,347
                                                       2004      1.075          1.081          4,415,032
                                                       2003      1.014          1.075          1,389,623
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            360,257
                                                       2004      1.153          1.306            236,555
                                                       2003      0.973          1.153            123,529
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            662,001
                                                       2004      1.305          1.456            183,666
                                                       2003      0.974          1.305            138,108
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         12,161,644
                                                       2004      1.123          1.224          8,449,630
                                                       2003      0.986          1.123          3,040,252
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            692,556
                                                       2004      1.000          1.116            152,817

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,407,512
                                                       2004      1.259          1.425            820,537
                                                       2003      1.001          1.259             85,856
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            524,811
                                                       2004      1.210          1.315            202,670
                                                       2003      1.000          1.210              4,367

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.036          1.088                 --
                                                       2005      1.036          1.036                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104          3,120,622
                                                       2004      1.000          1.089            438,335

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            459,855
                                                       2004      1.256          1.354            421,151
                                                       2003      0.969          1.256            331,406
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.026          1.111              8,175

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.000          1.106                 --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            242,757
                                                       2004      1.186          1.205            112,094
                                                       2003      0.966          1.186            157,881
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.327          1.517            146,672
                                                       2006      1.319          1.327            162,826
                                                       2005      1.250          1.319            148,862
                                                       2004      1.195          1.250            104,386
                                                       2003      0.959          1.195             55,188
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                 --
                                                       2006      1.000          1.082            158,278

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                 --
                                                       2005      0.786          0.820            186,959
                                                       2004      0.753          0.786            193,397
                                                       2003      0.610          0.753            224,709
                                                       2002      0.886          0.610            273,880
                                                       2001      1.000          0.886             44,481

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                 --
                                                       2005      1.130          1.166            154,124
                                                       2004      1.029          1.130            205,133
                                                       2003      0.788          1.029            202,171
                                                       2002      1.000          0.788            105,186

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.761          0.746                 --
                                                       2005      0.671          0.761          3,542,749
                                                       2004      0.628          0.671          3,980,042
                                                       2003      0.515          0.628          4,417,255
                                                       2002      0.755          0.515          4,996,672
                                                       2001      0.926          0.755          5,706,327
                                                       2000      1.127          0.926          4,292,514
                                                       1999      1.000          1.127             98,377

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.385          1.570          3,802,201
                                                       2006      1.165          1.385          4,868,437
                                                       2005      1.035          1.165          4,027,212
                                                       2004      0.924          1.035          4,044,618
                                                       2003      0.692          0.924          4,013,956
                                                       2002      0.821          0.692          3,794,165
                                                       2001      0.970          0.821          3,848,239
                                                       2000      1.211          0.970          3,249,643
                                                       1999      1.000          1.211            123,540

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.357          1.505          6,495,665
                                                       2006      1.247          1.357          9,070,220
                                                       2005      1.087          1.247          9,929,724
                                                       2004      0.979          1.087         10,072,367
                                                       2003      0.725          0.979          9,674,784
                                                       2002      0.972          0.725          9,051,297
                                                       2001      1.204          0.972          8,538,251
                                                       2000      1.167          1.204          6,160,677
                                                       1999      1.000          1.167          1,134,441

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.529          1.585          6,918,621
                                                       2006      1.344          1.529          8,781,366
                                                       2005      1.287          1.344          9,174,263
                                                       2004      1.181          1.287          9,487,143
                                                       2003      0.904          1.181          9,723,750
                                                       2002      1.121          0.904          8,678,386
                                                       2001      1.107          1.121          7,396,792
                                                       2000      1.039          1.107          4,257,325
                                                       1999      1.000          1.039             46,596

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.324          1.311                 --
                                                       2005      1.135          1.324             11,611
                                                       2004      0.962          1.135                 --
                                                       2003      0.780          0.962                 --
                                                       2002      0.878          0.780                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.738          2.276                 --
                                                       2005      1.643          1.738                972
                                                       2004      1.267          1.643                 --
                                                       2003      0.958          1.267                 --
                                                       2002      1.048          0.958                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                 --
                                                       2005      1.211          1.318             41,122
                                                       2004      1.075          1.211                 --
                                                       2003      1.000          1.075                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                 --
                                                       2005      1.210          1.315            135,076
                                                       2004      1.068          1.210              8,884
                                                       2003      1.000          1.068                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.486          1.723          1,281,354
                                                       2006      1.349          1.486          1,625,120
                                                       2005      1.169          1.349          1,434,113
                                                       2004      1.027          1.169          1,360,757
                                                       2003      0.811          1.027          1,395,025
                                                       2002      0.907          0.811          1,251,130
                                                       2001      1.048          0.907          1,396,683
                                                       2000      1.138          1.048            866,413
                                                       1999      1.000          1.138             68,187

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.861          2.119            843,154
                                                       2006      1.678          1.861            933,812
                                                       2005      1.440          1.678            847,801
                                                       2004      1.170          1.440            775,423
                                                       2003      0.857          1.170            533,777
                                                       2002      1.000          0.857             89,941

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            446,425
                                                       2006      1.036          1.209            244,588
                                                       2005      0.984          1.036            128,213

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.975          1.071          1,085,066
                                                       2006      0.909          0.975          1,543,858
                                                       2005      0.879          0.909          2,195,571
                                                       2004      0.799          0.879          2,438,278
                                                       2003      0.589          0.799          2,521,774
                                                       2002      0.837          0.589          2,338,805
                                                       2001      1.001          0.837          2,212,536
                                                       2000      1.215          1.001          1,777,941
                                                       1999      1.000          1.215            549,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.267          1.481                 --
                                                       2005      1.161          1.267            439,692
                                                       2004      1.044          1.161            382,679
                                                       2003      0.845          1.044            329,118
                                                       2002      1.000          0.845             24,581

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606            368,582
                                                       2006      2.244          2.837            505,566
                                                       2005      1.784          2.244            393,288
                                                       2004      1.449          1.784             64,080
                                                       2003      1.000          1.449             82,956

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.426          1.625          1,945,947
                                                       2006      1.189          1.426          2,829,485
                                                       2005      1.093          1.189          2,760,034
                                                       2004      0.935          1.093          2,498,119
                                                       2003      0.716          0.935          2,404,709
                                                       2002      0.891          0.716          2,323,461
                                                       2001      1.074          0.891          2,087,896
                                                       2000      1.115          1.074          1,545,765
                                                       1999      1.000          1.115             53,095

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.272          1.529                 --
                                                       2005      1.183          1.272            165,606
                                                       2004      1.033          1.183             14,706
                                                       2003      0.792          1.033                 --
                                                       2002      0.832          0.792                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671          1,129,996
                                                       2006      0.499          0.558          1,739,888
                                                       2005      0.451          0.499          2,024,904
                                                       2004      0.379          0.451          2,131,311
                                                       2003      0.285          0.379          2,307,386
                                                       2002      0.402          0.285          2,481,234
                                                       2001      0.674          0.402          2,683,031
                                                       2000      1.000          0.674          1,701,726

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556             79,133
                                                       2004      1.337          1.516            113,342
                                                       2003      1.000          1.337             60,086

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                 --
                                                       2006      0.914          0.968            278,729
                                                       2005      0.871          0.914            319,085
                                                       2004      0.857          0.871            362,894
                                                       2003      0.647          0.857            277,969
                                                       2002      0.895          0.647            213,889
                                                       2001      1.000          0.895             98,459

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.487          4,391,436
                                                       2006      1.382          1.484          6,197,738
                                                       2005      1.254          1.382          6,511,100
                                                       2004      1.155          1.254          6,703,487
                                                       2003      0.870          1.155          6,716,858
                                                       2002      1.309          0.870          6,378,946
                                                       2001      1.382          1.309          6,108,454
                                                       2000      1.210          1.382          3,182,829
                                                       1999      1.000          1.210             74,420

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.220          1.306          2,279,816
                                                       2006      1.077          1.220          2,574,408
                                                       2005      1.046          1.077          2,967,218
                                                       2004      0.974          1.046          3,402,889
                                                       2003      0.792          0.974          3,621,952
                                                       2002      0.973          0.792          3,234,469
                                                       2001      1.026          0.973          2,172,270
                                                       2000      1.044          1.026            941,763
                                                       1999      1.000          1.044             84,121

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683             35,620

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513            766,219
                                                       2006      1.333          1.455            816,381
                                                       2005      1.296          1.333          1,031,980
                                                       2004      1.250          1.296          1,808,241
                                                       2003      1.039          1.250          2,075,139
                                                       2002      1.000          1.039            107,743

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698            953,408
                                                       2006      1.506          1.690          1,119,146
                                                       2005      1.450          1.506          1,204,224
                                                       2004      1.377          1.450          1,865,334
                                                       2003      1.062          1.377          1,260,241
                                                       2002      1.000          1.062            146,807

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            127,355
                                                       2006      0.800          0.932            133,339
                                                       2005      0.812          0.800            149,840
                                                       2004      0.796          0.812            154,400
                                                       2003      0.653          0.796            148,027
                                                       2002      0.894          0.653             62,178
                                                       2001      1.000          0.894              8,386

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.016          1.052          1,608,505
                                                       2006      0.894          1.016          2,214,083
                                                       2005      0.869          0.894          2,423,854
                                                       2004      0.798          0.869          3,117,027
                                                       2003      0.633          0.798          2,780,248
                                                       2002      0.826          0.633          2,776,130
                                                       2001      0.955          0.826          2,792,764
                                                       2000      1.067          0.955          1,086,755
                                                       1999      1.000          1.067            348,286

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.562          1.561          3,882,875
                                                       2006      1.355          1.562          4,194,887
                                                       2005      1.310          1.355          4,338,359
                                                       2004      1.226          1.310          5,046,949
                                                       2003      0.896          1.226          5,064,535
                                                       2002      1.153          0.896          5,190,545
                                                       2001      1.234          1.153          4,341,451
                                                       2000      1.037          1.234            948,161
                                                       1999      1.000          1.037             12,938

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            209,527
                                                       2006      1.597          1.816            241,965
                                                       2005      1.519          1.597            316,339
                                                       2004      1.395          1.519            417,889
                                                       2003      1.075          1.395            183,455
                                                       2002      1.000          1.075             11,968

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.907          0.952            973,828
                                                       2006      0.730          0.907          1,292,084
                                                       2005      0.662          0.730          1,639,709
                                                       2004      0.569          0.662          1,842,648
                                                       2003      0.452          0.569          1,815,361
                                                       2002      0.617          0.452          3,924,462
                                                       2001      0.908          0.617          2,412,874
                                                       2000      1.207          0.908          1,959,090
                                                       1999      1.000          1.207             69,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.470          1.508          2,232,226
                                                       2006      1.259          1.470          1,054,263
                                                       2005      1.198          1.259          1,343,258
                                                       2004      1.099          1.198          1,393,345
                                                       2003      0.841          1.099          1,393,911
                                                       2002      1.108          0.841          1,267,791
                                                       2001      1.171          1.108          1,112,073
                                                       2000      1.029          1.171            217,211
                                                       1999      1.000          1.029             10,159

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.993          1.033          3,393,067
                                                       2006      0.962          0.993          4,264,465
                                                       2005      0.926          0.962          5,416,358
                                                       2004      0.935          0.926          5,908,117
                                                       2003      0.642          0.935          6,283,234
                                                       2002      0.865          0.642          6,310,650
                                                       2001      1.001          0.865          7,117,413
                                                       2000      1.090          1.001          4,125,697
                                                       1999      1.000          1.090            241,754

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.636          1.731          1,151,896
                                                       2006      1.444          1.636          1,828,573
                                                       2005      1.351          1.444          2,332,375
                                                       2004      1.239          1.351          2,541,200
                                                       2003      0.967          1.239          2,871,249
                                                       2002      1.211          0.967          2,868,310
                                                       2001      1.364          1.211          2,654,148
                                                       2000      1.172          1.364          1,154,540
                                                       1999      1.000          1.172             26,517

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                 --
                                                       2006      1.467          1.626             87,249
                                                       2005      1.435          1.467             84,904
                                                       2004      1.362          1.435             90,870
                                                       2003      1.070          1.362             54,011
                                                       2002      1.000          1.070                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.494          1.623            440,780
                                                       2006      1.342          1.494            434,718
                                                       2005      1.296          1.342            541,401
                                                       2004      1.141          1.296            534,246
                                                       2003      0.776          1.141            502,581
                                                       2002      1.204          0.776            405,274
                                                       2001      1.315          1.204            370,805
                                                       2000      1.141          1.315            266,300
                                                       1999      1.000          1.141             35,132

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037             45,833
                                                       2006      1.009          1.036            176,532
                                                       2005      0.998          1.009            211,063
                                                       2004      1.000          0.998            208,879
                                                       2003      1.000          1.000            151,638

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.308          1.316          1,898,211
                                                       2006      1.257          1.308          2,316,859
                                                       2005      1.242          1.257          2,495,941
                                                       2004      1.178          1.242          2,888,035
                                                       2003      1.068          1.178          3,034,833
                                                       2002      1.032          1.068          2,969,507
                                                       2001      1.014          1.032          2,434,690
                                                       2000      0.999          1.014          1,438,172
                                                       1999      1.000          0.999            341,104

  LMPVIT High Income Subaccount (11/99)..............  2007      1.274          1.262          1,111,114
                                                       2006      1.163          1.274          1,624,826
                                                       2005      1.148          1.163          2,132,932
                                                       2004      1.053          1.148          2,334,370
                                                       2003      0.837          1.053          2,428,714
                                                       2002      0.876          0.837          1,743,696
                                                       2001      0.922          0.876          1,352,081
                                                       2000      1.016          0.922            746,254
                                                       1999      1.000          1.016             83,518

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.117          1.157          2,533,097
                                                       2006      1.082          1.117          2,945,674
                                                       2005      1.066          1.082          2,938,244
                                                       2004      1.070          1.066          4,027,153
                                                       2003      1.077          1.070          5,977,716
                                                       2002      1.078          1.077          7,333,450
                                                       2001      1.053          1.078         10,629,210
                                                       2000      1.006          1.053          2,727,512
                                                       1999      1.000          1.006             25,456

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                 --
                                                       2006      1.149          1.281             89,430
                                                       2005      1.110          1.149            115,688
                                                       2004      0.973          1.110             80,250
                                                       2003      0.694          0.973            151,572
                                                       2002      0.946          0.694             60,515
                                                       2001      1.000          0.946             10,542

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.576          1.655                 --
                                                       2006      1.352          1.576          1,419,291
                                                       2005      1.316          1.352          1,677,286
                                                       2004      1.231          1.316          1,873,002
                                                       2003      0.897          1.231          1,888,455
                                                       2002      1.212          0.897          1,976,967
                                                       2001      1.205          1.212          1,598,744
                                                       2000      1.033          1.205            507,525
                                                       1999      1.000          1.033             20,279

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.212          1.275                 --
                                                       2006      1.038          1.212          1,929,103
                                                       2005      0.988          1.038          2,394,785
                                                       2004      0.904          0.988          2,741,825
                                                       2003      0.718          0.904          3,144,755
                                                       2002      0.975          0.718          3,249,278
                                                       2001      1.076          0.975          3,409,971
                                                       2000      0.964          1.076          1,620,470
                                                       1999      1.000          0.964             99,981

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                 --
                                                       2006      1.411          1.634            292,771
                                                       2005      1.385          1.411            289,711
                                                       2004      1.245          1.385            191,146
                                                       2003      1.000          1.245             52,729

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                 --
                                                       2006      1.649          1.827            499,076
                                                       2005      1.543          1.649            571,572
                                                       2004      1.260          1.543            316,299
                                                       2003      1.000          1.260            163,255

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                 --
                                                       2006      0.899          0.954            802,858

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003            599,053

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             50,920
                                                       2006      1.278          1.365                 63

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            603,326
                                                       2006      1.526          1.685            578,961

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734             90,916
                                                       2006      1.311          1.347             32,297

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122             23,552

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104            909,880
                                                       2006      1.001          1.078            731,139

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            721,376
                                                       2006      1.002          1.074             12,046

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090            482,819
                                                       2006      0.997          0.987            537,393

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                 --
                                                       2006      1.287          1.280                 --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607            338,658

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            345,974
                                                       2006      1.276          1.413            169,499

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028             97,503
                                                       2006      1.003          1.223             46,038

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228          1,098,283

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657             93,415
                                                       2006      1.484          1.599            100,661

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                 --
                                                       2006      1.097          1.157                966

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            331,174
                                                       2006      1.134          1.177            410,556

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987          1,128,085
                                                       2006      1.003          1.031            364,618

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052          1,131,685
                                                       2006      0.905          0.885          1,675,827

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321          1,301,985
                                                       2006      1.213          1.261          1,648,925

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746            982,078
                                                       2006      0.735          0.757            980,032

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835          3,287,016
                                                       2006      0.801          0.814          4,320,504

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375            857,807
                                                       2006      1.302          1.338          1,021,876

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                 79
                                                       2006      1.002          1.062                 80

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             15,452
                                                       2006      1.001          1.045                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088             98,428
                                                       2006      1.002          1.051                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            450,043
                                                       2006      1.002          1.057            417,597

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             97,444
                                                       2006      1.002          1.062             97,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554          4,106,408
                                                       2006      1.411          1.511          4,820,119

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            225,738
                                                       2006      0.996          1.053            270,023

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154          1,557,121
                                                       2006      0.998          1.071          2,480,732

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                 --
                                                       2006      1.136          1.129          1,200,644
                                                       2005      1.127          1.136          1,179,052
                                                       2004      1.049          1.127            715,250
                                                       2003      1.000          1.049            202,392

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355          3,640,730
                                                       2006      1.231          1.262          3,931,019
                                                       2005      1.218          1.231          4,017,299
                                                       2004      1.176          1.218          4,403,863
                                                       2003      1.134          1.176          5,407,443
                                                       2002      1.054          1.134          3,419,880
                                                       2001      1.000          1.054            434,773

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      0.900          0.980              9,593
                                                       2006      0.821          0.900             18,500
                                                       2005      0.775          0.821             50,122
                                                       2004      0.730          0.775             54,534
                                                       2003      0.560          0.730             84,884
                                                       2002      0.806          0.560             56,378
                                                       2001      1.000          0.806             22,514

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                 --
                                                       2006      1.124          1.417            275,784
                                                       2005      1.014          1.124            175,115
                                                       2004      0.884          1.014            151,194
                                                       2003      0.697          0.884            181,635
                                                       2002      0.858          0.697             86,812
                                                       2001      1.000          0.858             14,691

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                 --
                                                       2006      1.709          1.978            509,238
                                                       2005      1.617          1.709            649,038
                                                       2004      1.298          1.617            556,757
                                                       2003      0.879          1.298            531,891
                                                       2002      1.089          0.879            332,783
                                                       2001      1.000          1.089             71,890

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.936          0.997                 --
                                                       2005      0.872          0.936            572,111
                                                       2004      0.829          0.872            576,619
                                                       2003      0.650          0.829            515,789
                                                       2002      0.865          0.650            381,876
                                                       2001      1.000          0.865            136,035

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.302                 --
                                                       2005      1.200          1.238          1,150,485
                                                       2004      1.107          1.200          1,302,083
                                                       2003      0.855          1.107          1,414,340
                                                       2002      1.006          0.855          1,406,171
                                                       2001      1.092          1.006          1,135,718
                                                       2000      1.013          1.092            562,016
                                                       1999      1.000          1.013             19,805

  Travelers Large Cap Subaccount (11/99).............  2006      0.776          0.801                 --
                                                       2005      0.724          0.776          2,475,830
                                                       2004      0.688          0.724          2,686,679
                                                       2003      0.559          0.688          2,365,088
                                                       2002      0.734          0.559          1,889,763
                                                       2001      0.900          0.734          1,809,999
                                                       2000      1.066          0.900          1,406,663
                                                       1999      1.000          1.066            559,758

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.112          1.183                 --
                                                       2005      1.046          1.112                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.027                 --
                                                       2005      1.000          1.022                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.095                 --
                                                       2005      1.000          1.056            374,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                 --
                                                       2005      1.017          1.090              1,676

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.033          1.054                 --
                                                       2005      1.012          1.033                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.223          1.213                 --
                                                       2005      1.222          1.223          1,837,264
                                                       2004      1.204          1.222          2,064,785
                                                       2003      1.125          1.204          2,671,175
                                                       2002      1.115          1.125          2,210,799
                                                       2001      1.059          1.115          1,539,696
                                                       2000      0.994          1.059            598,018
                                                       1999      1.000          0.994              2,445

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.846          0.899                 --
                                                       2005      0.765          0.846            832,892
                                                       2004      0.669          0.765            902,689
                                                       2003      0.559          0.669          1,037,347
                                                       2002      0.757          0.559          1,151,010
                                                       2001      0.989          0.757          1,231,361
                                                       2000      1.061          0.989            745,993
                                                       1999      1.000          1.061             54,286

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.854          0.905                 --
                                                       2005      0.840          0.854          2,149,152
                                                       2004      0.745          0.840                 --
                                                       2003      0.551          0.745                 --
                                                       2002      0.627          0.551                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.365          1.411                 --
                                                       2005      1.343          1.365          5,950,051
                                                       2004      1.221          1.343          6,935,849
                                                       2003      1.061          1.221          7,058,378
                                                       2002      1.135          1.061          6,681,829
                                                       2001      1.150          1.135          5,208,923
                                                       2000      0.999          1.150          1,871,925
                                                       1999      1.000          0.999            340,973

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            111,233
                                                       2004      0.973          1.123                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.327          1.526                 --
                                                       2005      1.228          1.327            487,540
                                                       2004      1.074          1.228            213,304
                                                       2003      0.846          1.074            132,493
                                                       2002      0.846          0.846                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397             80,615
                                                       2004      1.218          1.336             29,247
                                                       2003      1.000          1.218              1,217

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.097                 --
                                                       2005      1.000          1.041                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                 --
                                                       2005      1.096          1.122            178,366
                                                       2004      0.983          1.096              4,688

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.735          0.767                 --
                                                       2005      0.729          0.735          3,959,355
                                                       2004      0.670          0.729          4,739,501
                                                       2003      0.512          0.670          5,209,330
                                                       2002      0.782          0.512          5,951,879
                                                       2001      0.914          0.782          6,226,561
                                                       2000      1.132          0.914          5,313,349
                                                       1999      1.000          1.132            774,589

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.117          1.287                 --
                                                       2005      1.000          1.117                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                 --
                                                       2005      1.005          1.113                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.707          0.735                 --
                                                       2005      0.664          0.707          1,132,758
                                                       2004      0.648          0.664          1,374,668
                                                       2003      0.523          0.648          1,519,148
                                                       2002      0.750          0.523          1,585,903
                                                       2001      0.964          0.750          1,863,264
                                                       2000      1.145          0.964          1,841,630
                                                       1999      1.000          1.145            168,261

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.772          0.891          1,559,046
                                                       2006      0.760          0.772          2,338,320
                                                       2005      0.714          0.760          2,558,794
                                                       2004      0.675          0.714          3,451,906
                                                       2003      0.537          0.675          3,851,217
                                                       2002      0.806          0.537          4,114,292
                                                       2001      1.193          0.806          4,788,151
                                                       2000      1.345          1.193          4,177,551
                                                       1999      1.000          1.345            148,853




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258             27,570
                                                       2004      1.178          1.218             33,748
                                                       2003      0.963          1.178             26,411
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      0.996          1.073             14,159

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.016          1.067             10,036

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.749          2.010          2,049,441
                                                       2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          1,543,101
                                                       2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            231,509
                                                       2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.018          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.561          1.549          7,883,916
                                                       2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.448          1.535          3,101,689
                                                       2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,311,268

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         16,154,435
                                                       2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         23,798,075
                                                       2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            685,333
                                                       2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.621          1.605          5,380,875
                                                       2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,649,611
                                                       2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.903          1.978             75,716
                                                       2006      1.546          1.903             96,922
                                                       2005      1.416          1.546            147,388
                                                       2004      1.228          1.416            135,869
                                                       2003      0.986          1.228             94,348
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.409          1.451          3,430,766
                                                       2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.591          1.666          1,535,792
                                                       2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.190          1.187          1,675,206
                                                       2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.476          1.448          2,817,833
                                                       2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (11/99).............  2007      0.998          1.023          5,540,023
                                                       2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             80,692
                                                       2005      1.308          1.362            175,335
                                                       2004      1.209          1.308            191,036
                                                       2003      0.969          1.209            190,901
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.021          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.012          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          8,790,620
                                                       2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          2,591,963
                                                       2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315            112,072
                                                       2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.002          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      1.481          1.598              8,129
                                                       2006      1.364          1.481             23,399
                                                       2005      1.301          1.364             23,720
                                                       2004      1.237          1.301             24,067
                                                       2003      0.958          1.237              4,520
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.022          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.327          1.517            340,550
                                                       2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

             VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    34
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    37
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    38
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    38
THE ANNUITY PERIOD......................................................    49
Maturity Date...........................................................    49
Allocation of Annuity...................................................    49
Variable Annuity........................................................    50
Fixed Annuity...........................................................    50
PAYMENTS OPTIONS........................................................    50
Election of Options.....................................................    50
Annuity Options.........................................................    51
Variable Liquidity Benefit..............................................    51
MISCELLANEOUS CONTRACT PROVISIONS.......................................    51
Right to Return.........................................................    51
Termination.............................................................    52
Required Reports........................................................    52
Suspension of Payments..................................................    52
THE SEPARATE ACCOUNTS...................................................    52
Performance Information.................................................    53
FEDERAL TAX CONSIDERATIONS..............................................    53
General Taxation of Annuities...........................................    54
Types of Contracts: Qualified and Non-qualified.........................    54
Qualified Annuity Contracts.............................................    54
Taxation of Qualified Annuity Contracts.................................    55
Mandatory Distributions for Qualified Plans.............................    55
Individual Retirement Annuities.........................................    56
Roth IRAs...............................................................    56
TSAs (ERISA and Non-ERISA)..............................................    56
Non-qualified Annuity Contracts.........................................    58
Diversification Requirements for Variable Annuities.....................    59
Ownership of the Investments............................................    60
Taxation of Death Benefit Proceeds......................................    60
Other Tax Considerations................................................    60
Treatment of Charges for Optional Benefits..............................    60
Guaranteed Minimum Withdrawal Benefits..................................    60
Puerto Rico Tax Considerations..........................................    61
Non-Resident Aliens.....................................................    61
Tax Credits and Deductions..............................................    61
OTHER INFORMATION.......................................................    61
The Insurance Company...................................................    61
Financial Statements....................................................    62
Distribution of Variable Annuity Contracts..............................    62
Conformity with State and Federal Laws..................................    63
Voting Rights...........................................................    63
Restrictions on Financial Transactions..................................    63
Legal Proceedings.......................................................    63
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     VINTAGE II (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit, 1.35% for the Step-Up Death Benefit, and 1.55% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND FEES AND EXPENSES.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II , and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.25%(5)                  1.35%(5)                 1.55%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.40%                     1.50%                    1.70%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.55%                     1.65%                    1.85%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           1.90%                     2.00%                    2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED((6))...........           2.05%                     2.15%                    2.35%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.65%                     1.75%                    1.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.80%                     1.90%                    2.10%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,043      $1,873      $2,680      $4,505       $443       $1,330      $2,230      $4,505
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $943      $1,581      $2,203      $3,608       $343       $1,041      $1,753      $3,608


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit                                            80
Step Up Death Benefit                                                            75
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

           YEARS SINCE PURCHASE
------------------------------------------
      PAYMENT MADE
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL
------------------------     -------------      CHARGE
         0 years                3 years           6%
         3 years                5 years           5%
         5 years                6 years           4%
         6 years                7 years           3%
        7+ years                   --             0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.35% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.55% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions and there are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner." All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described below
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value**(as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday.
-------------------------------------------------------------------------------------


---------
* If you have elected a GMWB rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the adjusted Purchase Payment is reduced by a partial surrender reduction, described below.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the seventh Contract Date Anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the seventh Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT: The partial surrender reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The partial surrender reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT) (WITH NO JOINT OWNER)
The beneficiary (ies), or if  The beneficiary elects to      Yes
  none, to the Contract       continue the Contract rather
  Owner's estate.             than receive a lump sum
                              distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)

--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). For Qualified Contracts, the Maturity Date will be the Annuitant's 70(th) birthday unless you elect an earlier date. (In certain states, the Maturity Date elected may not be later than the Annuitant's 90(th) birthday; refer to your Contract.) (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage II Series II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           136,682
                                                       2004      1.027          1.127           136,752
                                                       2003      0.788          1.027            81,410
                                                       2002      1.000          0.788             2,908

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756           567,636
                                                       2004      0.625          0.668           645,133
                                                       2003      0.514          0.625           796,770
                                                       2002      0.753          0.514           854,624
                                                       2001      0.925          0.753           762,941
                                                       2000      1.055          0.925           366,949

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.375          1.557         1,670,641
                                                       2006      1.158          1.375         1,762,892
                                                       2005      1.029          1.158         1,626,394
                                                       2004      0.920          1.029         1,462,978
                                                       2003      0.690          0.920           773,140
                                                       2002      0.819          0.690           565,608
                                                       2001      0.969          0.819           391,475
                                                       2000      1.335          0.969           200,090

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.347          1.493         4,045,792
                                                       2006      1.240          1.347         4,164,801
                                                       2005      1.082          1.240         4,049,767
                                                       2004      0.975          1.082         3,262,722
                                                       2003      0.723          0.975         1,755,241
                                                       2002      0.970          0.723         1,153,248
                                                       2001      1.202          0.970           842,658
                                                       2000      1.248          1.202           256,201

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.518          1.572         2,882,704
                                                       2006      1.336          1.518         3,207,886
                                                       2005      1.280          1.336         3,340,715
                                                       2004      1.176          1.280         2,860,876
                                                       2003      0.901          1.176         1,840,178
                                                       2002      1.119          0.901         1,264,688
                                                       2001      1.106          1.119           986,465
                                                       2000      0.994          1.106           137,847

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            74,640
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      1.000          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732             4,769
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.000          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            16,485
                                                       2004      1.074          1.210             2,589
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           587,511
                                                       2004      1.068          1.208           370,878
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.475          1.709           940,806
                                                       2006      1.341          1.475           941,418
                                                       2005      1.163          1.341           803,715
                                                       2004      1.023          1.163           572,293
                                                       2003      0.808          1.023           497,526
                                                       2002      0.905          0.808           426,526
                                                       2001      1.047          0.905           339,996
                                                       2000      1.113          1.047           169,553

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.853          2.107         1,082,486
                                                       2006      1.671          1.853         1,220,646
                                                       2005      1.436          1.671         1,280,825
                                                       2004      1.168          1.436           960,282
                                                       2003      0.857          1.168           305,214
                                                       2002      1.000          0.857           195,105

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235         1,275,970
                                                       2006      1.035          1.207           885,239
                                                       2005      1.000          1.035           542,915

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.968          1.062           401,564
                                                       2006      0.903          0.968           467,408
                                                       2005      0.874          0.903           494,285
                                                       2004      0.795          0.874           488,023
                                                       2003      0.588          0.795           304,147
                                                       2002      0.836          0.588           219,236
                                                       2001      1.000          0.836           176,530
                                                       2000      1.355          1.000           121,667

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           630,429
                                                       2004      1.043          1.158           411,617
                                                       2003      0.845          1.043            85,928
                                                       2002      1.000          0.845             7,064

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           361,811
                                                       2006      2.238          2.827           528,518
                                                       2005      1.781          2.238           393,578
                                                       2004      1.448          1.781            34,731
                                                       2003      1.000          1.448                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.415          1.611         1,217,433
                                                       2006      1.182          1.415         1,109,619
                                                       2005      1.088          1.182         1,015,038
                                                       2004      0.931          1.088           725,699
                                                       2003      0.714          0.931           378,732
                                                       2002      0.889          0.714           340,465
                                                       2001      1.073          0.889           227,440
                                                       2000      1.057          1.073            95,658

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267           432,583
                                                       2004      1.032          1.180            70,754
                                                       2003      0.792          1.032                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666           298,752
                                                       2006      0.496          0.554           451,523
                                                       2005      0.449          0.496           551,020
                                                       2004      0.378          0.449           568,049
                                                       2003      0.284          0.378           604,302
                                                       2002      0.401          0.284           537,900
                                                       2001      0.674          0.401           485,683
                                                       2000      1.000          0.674           369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            92,359
                                                       2004      1.336          1.513            84,632
                                                       2003      1.000          1.336                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963            39,745
                                                       2005      0.868          0.909            40,629
                                                       2004      0.855          0.868            41,158
                                                       2003      0.646          0.855            33,923
                                                       2002      0.894          0.646            15,493
                                                       2001      1.000          0.894            36,621

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.473          1.475         3,254,025
                                                       2006      1.373          1.473         3,931,751
                                                       2005      1.247          1.373         4,206,682
                                                       2004      1.150          1.247         4,218,706
                                                       2003      0.867          1.150         2,909,479
                                                       2002      1.306          0.867         2,105,680
                                                       2001      1.381          1.306         1,814,521
                                                       2000      1.491          1.381           863,349

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.211          1.295         1,463,513
                                                       2006      1.070          1.211         1,821,637
                                                       2005      1.040          1.070         2,063,937
                                                       2004      0.970          1.040         1,924,055
                                                       2003      0.789          0.970         1,210,775
                                                       2002      0.971          0.789           610,129
                                                       2001      1.025          0.971           440,930
                                                       2000      1.036          1.025            51,606

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           275,641

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         2,123,621
                                                       2006      1.329          1.448         2,282,065
                                                       2005      1.293          1.329         2,636,569
                                                       2004      1.249          1.293         1,943,130
                                                       2003      1.038          1.249           783,127
                                                       2002      1.000          1.038            97,394

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         3,506,597
                                                       2006      1.502          1.682         3,626,651
                                                       2005      1.447          1.502         4,018,612
                                                       2004      1.376          1.447         2,881,219
                                                       2003      1.061          1.376           230,701
                                                       2002      1.000          1.061            17,879

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972           247,223
                                                       2006      0.797          0.926           254,128
                                                       2005      0.809          0.797           231,230
                                                       2004      0.794          0.809           274,091
                                                       2003      0.652          0.794             1,257
                                                       2002      0.894          0.652             2,000
                                                       2001      1.000          0.894             2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.008          1.043           632,708
                                                       2006      0.888          1.008           597,401
                                                       2005      0.864          0.888           885,880
                                                       2004      0.795          0.864           504,425
                                                       2003      0.631          0.795           383,086
                                                       2002      0.824          0.631           299,142
                                                       2001      0.954          0.824           174,860
                                                       2000      1.076          0.954            51,515

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.551          1.549         2,275,608
                                                       2006      1.347          1.551         1,713,030
                                                       2005      1.303          1.347         1,830,903
                                                       2004      1.221          1.303         1,896,436
                                                       2003      0.893          1.221         1,209,183
                                                       2002      1.151          0.893           446,779
                                                       2001      1.232          1.151           369,495
                                                       2000      1.100          1.232            85,114

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871         1,026,535
                                                       2006      1.592          1.808         1,039,542
                                                       2005      1.515          1.592         1,075,476
                                                       2004      1.394          1.515           734,070
                                                       2003      1.074          1.394            22,689
                                                       2002      1.000          1.074                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.460          1.495           564,211
                                                       2006      1.252          1.460           364,184
                                                       2005      1.191          1.252           410,875
                                                       2004      1.095          1.191           475,738
                                                       2003      0.839          1.095           356,707
                                                       2002      1.106          0.839           178,397
                                                       2001      1.195          1.106            94,552

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.986          1.024         1,394,937
                                                       2006      0.956          0.986         1,748,488
                                                       2005      0.922          0.956         1,766,449
                                                       2004      0.931          0.922         1,720,065
                                                       2003      0.640          0.931         1,141,574
                                                       2002      0.863          0.640           771,377
                                                       2001      1.000          0.863           730,193
                                                       2000      1.083          1.000           309,116

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.625          1.716           417,417
                                                       2006      1.435          1.625           507,353
                                                       2005      1.344          1.435           560,103
                                                       2004      1.234          1.344           587,236
                                                       2003      0.964          1.234           507,824
                                                       2002      1.209          0.964           385,791
                                                       2001      1.362          1.209           307,340
                                                       2000      1.225          1.362           110,509

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           356,616
                                                       2005      1.432          1.462           343,377
                                                       2004      1.360          1.432           254,701
                                                       2003      1.069          1.360            27,171
                                                       2002      1.000          1.069                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.609           321,522
                                                       2006      1.334          1.484            88,971
                                                       2005      1.290          1.334            93,848
                                                       2004      1.136          1.290           224,325
                                                       2003      0.774          1.136           210,996
                                                       2002      1.202          0.774           131,378
                                                       2001      1.314          1.202            89,647
                                                       2000      1.482          1.314             6,517

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           617,987
                                                       2006      1.006          1.033           677,225
                                                       2005      0.997          1.006           717,561
                                                       2004      0.999          0.997           211,555
                                                       2003      1.000          0.999            46,771

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.298          1.306           764,781
                                                       2006      1.249          1.298         1,018,152
                                                       2005      1.235          1.249         1,110,076
                                                       2004      1.174          1.235         1,037,004
                                                       2003      1.065          1.174           759,502
                                                       2002      1.030          1.065           471,209
                                                       2001      1.013          1.030           439,990
                                                       2000      1.011          1.013           114,166

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (8/00)...............  2007      1.265          1.251           771,861
                                                       2006      1.156          1.265         1,082,095
                                                       2005      1.143          1.156         1,298,401
                                                       2004      1.049          1.143         1,342,536
                                                       2003      0.834          1.049         1,155,100
                                                       2002      0.874          0.834           277,042
                                                       2001      0.921          0.874           295,957
                                                       2000      0.994          0.921           208,981

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.109          1.148           847,696
                                                       2006      1.075          1.109           874,513
                                                       2005      1.060          1.075           692,217
                                                       2004      1.066          1.060           933,637
                                                       2003      1.074          1.066         1,098,028
                                                       2002      1.075          1.074         1,940,157
                                                       2001      1.052          1.075           707,397
                                                       2000      1.012          1.052           511,377

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           310,018
                                                       2005      1.106          1.144           337,568
                                                       2004      0.970          1.106           254,741
                                                       2003      0.693          0.970            41,992
                                                       2002      0.945          0.693            20,468
                                                       2001      1.000          0.945            25,867

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.565          1.643                --
                                                       2006      1.343          1.565           740,738
                                                       2005      1.309          1.343           833,595
                                                       2004      1.226          1.309           820,427
                                                       2003      0.894          1.226           578,309
                                                       2002      1.210          0.894           411,710
                                                       2001      1.204          1.210           220,176
                                                       2000      1.195          1.204            22,319

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           114,977
                                                       2005      1.382          1.408            90,708
                                                       2004      1.244          1.382            89,045
                                                       2003      1.000          1.244            12,715

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           482,018
                                                       2005      1.541          1.644           481,239
                                                       2004      1.260          1.541            90,506
                                                       2003      1.000          1.260                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           258,146

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           251,301

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331           264,113
                                                       2006      1.277          1.363            64,350

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           233,099
                                                       2006      1.520          1.677           124,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724            14,807
                                                       2006      1.306          1.341            18,274

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120             2,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,235,650
                                                       2006      1.001          1.077         1,145,511

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           818,191
                                                       2006      1.002          1.073           103,334

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            59,186
                                                       2006      0.992          0.982            68,933

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404             3,344
                                                       2006      1.286          1.278             3,394

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           146,550

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           404,755
                                                       2006      1.274          1.410           471,181

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026            90,491
                                                       2006      1.003          1.222            78,649

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223         2,043,340

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            11,916
                                                       2006      1.480          1.593           159,101

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           587,593
                                                       2006      1.132          1.174           581,362

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985         1,275,900
                                                       2006      1.003          1.030         1,181,582

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           216,755
                                                       2006      0.901          0.881           232,754

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311           917,565
                                                       2006      1.205          1.252           761,321

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740            70,405
                                                       2006      0.730          0.751            61,614

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828           292,646
                                                       2006      0.796          0.808           318,381

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364           706,012
                                                       2006      1.294          1.329           952,572

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081             8,068
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            48,510
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086             7,160
                                                       2006      1.002          1.051             7,166

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            90,491
                                                       2006      1.002          1.056            11,578

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086           291,713
                                                       2006      1.002          1.061           286,989

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         2,850,882
                                                       2006      1.402          1.500         3,001,552

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           684,020
                                                       2006      0.996          1.052           800,694

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152           430,529
                                                       2006      0.998          1.070           409,545

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125         2,120,472
                                                       2005      1.125          1.133         2,134,660
                                                       2004      1.048          1.125         1,580,273
                                                       2003      1.000          1.048            12,559

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         5,340,761
                                                       2006      1.226          1.255         5,145,922
                                                       2005      1.213          1.226         5,227,537
                                                       2004      1.173          1.213         4,462,676
                                                       2003      1.132          1.173         2,636,608
                                                       2002      1.053          1.132         1,693,413
                                                       2001      1.000          1.053           469,808

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           163,630
                                                       2005      1.011          1.118           149,539
                                                       2004      0.882          1.011           169,047
                                                       2003      0.696          0.882           119,463
                                                       2002      0.857          0.696            92,071
                                                       2001      1.000          0.857            11,070

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           160,571
                                                       2005      1.611          1.701           193,425
                                                       2004      1.294          1.611           143,446
                                                       2003      0.877          1.294           125,086
                                                       2002      1.088          0.877           177,419
                                                       2001      1.000          1.088             4,610

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931            68,633
                                                       2004      0.827          0.869            80,474
                                                       2003      0.649          0.827            69,737
                                                       2002      0.864          0.649            48,694
                                                       2001      1.000          0.864            19,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (10/00).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230           984,532
                                                       2004      1.102          1.194           851,522
                                                       2003      0.852          1.102           701,195
                                                       2002      1.004          0.852           466,236
                                                       2001      1.090          1.004           287,549
                                                       2000      1.059          1.090            54,202

  Travelers Large Cap Subaccount (6/00)..............  2006      0.772          0.796                --
                                                       2005      0.720          0.772           230,033
                                                       2004      0.686          0.720           229,272
                                                       2003      0.558          0.686           178,744
                                                       2002      0.732          0.558           116,833
                                                       2001      0.899          0.732           125,941
                                                       2000      1.049          0.899            77,498

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.111          1.182                --
                                                       2005      1.000          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.026                --
                                                       2005      1.007          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.094                --
                                                       2005      1.008          1.056                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.000          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.053                --
                                                       2005      1.000          1.032             6,823

  Travelers Managed Income Subaccount (7/00).........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,012,341
                                                       2004      1.199          1.216           982,241
                                                       2003      1.121          1.199           801,296
                                                       2002      1.113          1.121           566,904
                                                       2001      1.057          1.113           434,221
                                                       2000      1.019          1.057           137,038

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           298,475
                                                       2004      0.666          0.761           339,737
                                                       2003      0.558          0.666           285,682
                                                       2002      0.755          0.558           234,601
                                                       2001      0.988          0.755           230,322
                                                       2000      1.107          0.988            93,590

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851           253,376
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.357          1.402                --
                                                       2005      1.337          1.357         3,763,631
                                                       2004      1.216          1.337         3,458,131
                                                       2003      1.058          1.216         2,567,975
                                                       2002      1.133          1.058         1,701,434
                                                       2001      1.149          1.133         1,309,212
                                                       2000      1.026          1.149           147,036

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           433,995
                                                       2004      1.000          1.122            20,871

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           110,310
                                                       2004      1.073          1.224            85,883
                                                       2003      0.846          1.073               377
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394           154,125
                                                       2004      1.217          1.333            84,799
                                                       2003      1.000          1.217             3,245

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.096                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           484,044
                                                       2004      1.000          1.096           242,440

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.730          0.762                --
                                                       2005      0.726          0.730           122,543
                                                       2004      0.668          0.726           128,507
                                                       2003      0.511          0.668           180,708
                                                       2002      0.780          0.511           223,164
                                                       2001      0.913          0.780           233,026
                                                       2000      1.108          0.913           501,860

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.116          1.286                --
                                                       2005      1.027          1.116               401

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.000          1.112                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.703          0.730                --
                                                       2005      0.661          0.703            97,201
                                                       2004      0.645          0.661            98,488
                                                       2003      0.521          0.645            99,873
                                                       2002      0.748          0.521            87,650
                                                       2001      0.963          0.748            73,520
                                                       2000      1.196          0.963            76,229

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.766          0.884           225,028
                                                       2006      0.756          0.766           238,367
                                                       2005      0.710          0.756           255,754
                                                       2004      0.673          0.710           350,995
                                                       2003      0.536          0.673           382,732
                                                       2002      0.805          0.536           348,750
                                                       2001      1.191          0.805           409,824
                                                       2000      1.700          1.191           272,783




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295                --
                                                       2005      1.215          1.242           111,636
                                                       2004      1.119          1.215                --
                                                       2003      1.000          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.296          1.258                --
                                                       2005      1.155          1.296            26,995
                                                       2004      1.092          1.155                --
                                                       2003      1.000          1.092                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.724          1.933         1,700,960
                                                       2006      1.465          1.724         1,666,157
                                                       2005      1.315          1.465         1,016,509
                                                       2004      1.186          1.315            12,546
                                                       2003      1.000          1.186                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.541          1.691         5,693,274
                                                       2006      1.432          1.541         5,630,680
                                                       2005      1.261          1.432         3,527,301
                                                       2004      1.148          1.261           176,039
                                                       2003      1.000          1.148                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.437          1.474         5,370,891
                                                       2006      1.277          1.437         5,169,568
                                                       2005      1.235          1.277         3,353,279
                                                       2004      1.145          1.235           116,974
                                                       2003      1.000          1.145                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.541          1.522                --
                                                       2005      1.335          1.541            68,905
                                                       2004      1.143          1.335                --
                                                       2003      1.000          1.143                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.534          1.987                --
                                                       2005      1.465          1.534           178,945
                                                       2004      1.142          1.465                --
                                                       2003      1.000          1.142                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398                --
                                                       2005      1.197          1.289           105,878
                                                       2004      1.073          1.197             2,361
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430                --
                                                       2005      1.195          1.286           364,009
                                                       2004      1.066          1.195             4,323
                                                       2003      1.000          1.066                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.598          1.834         3,038,416
                                                       2006      1.466          1.598         3,204,130
                                                       2005      1.284          1.466         1,643,270
                                                       2004      1.140          1.284                --
                                                       2003      1.000          1.140                --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.844          2.078         1,524,858
                                                       2006      1.680          1.844         1,729,473
                                                       2005      1.457          1.680           916,237
                                                       2004      1.197          1.457             7,282
                                                       2003      1.000          1.197                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204         3,407,218
                                                       2006      1.029          1.188         3,115,165
                                                       2005      1.000          1.029         1,574,335

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.410          1.531            89,549
                                                       2006      1.328          1.410            66,994
                                                       2005      1.297          1.328            35,814
                                                       2004      1.191          1.297             7,965
                                                       2003      1.000          1.191                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534                --
                                                       2005      1.228          1.326         1,018,600
                                                       2004      1.116          1.228             8,874
                                                       2003      1.000          1.116                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010         1,112,320
                                                       2006      1.913          2.393         1,165,243
                                                       2005      1.537          1.913           605,698
                                                       2004      1.261          1.537                --
                                                       2003      1.000          1.261                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.736          1.957         1,685,764
                                                       2006      1.463          1.736         1,664,516
                                                       2005      1.359          1.463           831,353
                                                       2004      1.174          1.359                --
                                                       2003      1.000          1.174                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.398          1.663                --
                                                       2005      1.315          1.398           740,845
                                                       2004      1.160          1.315            13,918
                                                       2003      1.000          1.160                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933           219,810
                                                       2006      1.469          1.626            15,653
                                                       2005      1.342          1.469            13,248
                                                       2004      1.140          1.342                --
                                                       2003      1.000          1.140                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490                --
                                                       2005      1.315          1.336           212,912
                                                       2004      1.172          1.315                --
                                                       2003      1.000          1.172                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336                --
                                                       2006      1.200          1.258                --
                                                       2005      1.156          1.200                --
                                                       2004      1.150          1.156                --
                                                       2003      1.000          1.150                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.412          1.400         1,690,122
                                                       2006      1.329          1.412         1,717,595
                                                       2005      1.219          1.329           999,469
                                                       2004      1.135          1.219           115,318
                                                       2003      1.000          1.135                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.358          1.438           750,790
                                                       2006      1.211          1.358           803,043
                                                       2005      1.188          1.211           713,566
                                                       2004      1.118          1.188            76,543
                                                       2003      1.000          1.118                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           529,481

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262         5,673,888
                                                       2006      1.136          1.227         6,727,026
                                                       2005      1.116          1.136         4,734,449
                                                       2004      1.088          1.116           405,533
                                                       2003      1.000          1.088                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333         3,225,774
                                                       2006      1.208          1.340         3,329,829
                                                       2005      1.174          1.208         2,300,292
                                                       2004      1.128          1.174            33,414
                                                       2003      1.000          1.128                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297            58,801
                                                       2006      1.083          1.248            59,250
                                                       2005      1.111          1.083            59,581
                                                       2004      1.100          1.111                --
                                                       2003      1.000          1.100                --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.392          1.426           761,039
                                                       2006      1.237          1.392           771,088
                                                       2005      1.215          1.237           779,368
                                                       2004      1.129          1.215            76,132
                                                       2003      1.000          1.129                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.441          1.425           901,568
                                                       2006      1.263          1.441           806,411
                                                       2005      1.234          1.263           585,496
                                                       2004      1.167          1.234            44,212
                                                       2003      1.000          1.167                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472         2,457,195
                                                       2006      1.276          1.436         2,605,918
                                                       2005      1.226          1.276         1,206,797
                                                       2004      1.139          1.226            15,706
                                                       2003      1.000          1.139                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.485          1.507            61,312
                                                       2006      1.285          1.485            61,338
                                                       2005      1.235          1.285            45,577
                                                       2004      1.146          1.235                --
                                                       2003      1.000          1.146                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.202          1.236           408,457
                                                       2006      1.176          1.202           421,840
                                                       2005      1.144          1.176           409,917
                                                       2004      1.167          1.144                --
                                                       2003      1.000          1.167                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.481          1.550           483,633
                                                       2006      1.321          1.481           511,464
                                                       2005      1.248          1.321           621,784
                                                       2004      1.157          1.248           250,879
                                                       2003      1.000          1.157                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313                --
                                                       2006      1.182          1.297           607,583
                                                       2005      1.169          1.182           536,248
                                                       2004      1.121          1.169            26,484
                                                       2003      1.000          1.121                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.568          1.684           125,683
                                                       2006      1.423          1.568            16,353
                                                       2005      1.389          1.423            24,636
                                                       2004      1.235          1.389             4,834
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           561,560
                                                       2006      0.985          1.001           625,082
                                                       2005      0.985          0.985           488,307
                                                       2004      0.997          0.985           103,512
                                                       2003      1.000          0.997                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.136          1.131            69,170
                                                       2006      1.103          1.136            66,409
                                                       2005      1.101          1.103            64,928
                                                       2004      1.056          1.101            19,932
                                                       2003      1.000          1.056                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.290          1.263         1,326,437
                                                       2006      1.190          1.290         1,263,399
                                                       2005      1.187          1.190           843,903
                                                       2004      1.100          1.187            71,552
                                                       2003      1.000          1.100                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.004          1.029           743,548
                                                       2006      0.983          1.004           266,863
                                                       2005      0.978          0.983            42,742
                                                       2004      0.993          0.978           131,110
                                                       2003      1.000          0.993                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675                --
                                                       2006      1.427          1.574           113,559
                                                       2005      1.393          1.427            93,979
                                                       2004      1.233          1.393                --
                                                       2003      1.000          1.233                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.450          1.517                --
                                                       2006      1.257          1.450                --
                                                       2005      1.236          1.257                --
                                                       2004      1.169          1.236                --
                                                       2003      1.000          1.169                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501                --
                                                       2006      1.264          1.448           433,634
                                                       2005      1.253          1.264           394,021
                                                       2004      1.139          1.253            23,251
                                                       2003      1.000          1.139                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783                --
                                                       2006      1.479          1.621           877,639
                                                       2005      1.399          1.479           780,376
                                                       2004      1.155          1.399            29,210
                                                       2003      1.000          1.155                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574                --
                                                       2006      1.428          1.505            13,156

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565            16,304

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           107,461
                                                       2006      1.265          1.342            50,885

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703           302,392
                                                       2006      1.604          1.759           501,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           117,641
                                                       2006      1.522          1.552            88,498

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092            18,766

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084         2,855,504
                                                       2006      1.001          1.070         2,451,953

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048         1,305,651
                                                       2006      1.002          1.067                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432            55,303
                                                       2006      1.333          1.310            67,191

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            35,685
                                                       2006      1.275          1.259            26,785

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           483,577
                                                       2006      1.250          1.374           575,613

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           672,708
                                                       2006      1.003          1.214           756,100

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174         1,328,069

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469           182,216
                                                       2006      1.339          1.433           184,963

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253                --
                                                       2006      1.087          1.138            14,204

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192         1,525,393
                                                       2006      1.111          1.145         1,395,968

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970         1,537,653
                                                       2006      1.003          1.024         1,096,829

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           306,490
                                                       2006      1.339          1.301            52,352

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082           930,557
                                                       2006      1.010          1.043           907,859

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245            18,764
                                                       2006      1.247          1.276            18,513

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305           218,554
                                                       2006      1.274          1.285           187,688

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           663,576
                                                       2006      1.299          1.326           708,097

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064            74,475
                                                       2006      1.002          1.055           363,846

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070            27,446
                                                       2006      1.001          1.037            31,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           121,918
                                                       2006      1.002          1.044           116,217

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           567,070
                                                       2006      1.002          1.049           507,430

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069           351,687
                                                       2006      1.002          1.054           359,886

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315         1,537,627
                                                       2006      1.215          1.292         1,548,544

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085         1,902,487
                                                       2006      0.996          1.046         1,959,165

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134            28,624
                                                       2006      0.998          1.063            28,624

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109                --
                                                       2006      1.108          1.090         1,230,469
                                                       2005      1.111          1.108           971,586
                                                       2004      1.045          1.111            87,192
                                                       2003      1.000          1.045                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130         3,604,618
                                                       2006      1.049          1.064         3,118,644
                                                       2005      1.048          1.049         2,187,620
                                                       2004      1.023          1.048            92,831
                                                       2003      1.000          1.023                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976                --
                                                       2006      1.467          1.830                --
                                                       2005      1.338          1.467                --
                                                       2004      1.179          1.338                --
                                                       2003      1.000          1.179                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943                --
                                                       2006      1.592          1.824           252,629
                                                       2005      1.523          1.592           237,163
                                                       2004      1.235          1.523                --
                                                       2003      1.000          1.235                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.255          1.333                --
                                                       2005      1.181          1.255            49,939
                                                       2004      1.135          1.181             9,847
                                                       2003      1.000          1.135                --

  Travelers Equity Income Subaccount (10/00).........  2006      1.239          1.299                --
                                                       2005      1.214          1.239           623,080
                                                       2004      1.131          1.214            38,632
                                                       2003      1.000          1.131                --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.240          1.274                --
                                                       2005      1.168          1.240            60,974
                                                       2004      1.122          1.168                --
                                                       2003      1.000          1.122                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.104          1.171                --
                                                       2005      1.000          1.104           295,809

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.016          1.017                --
                                                       2005      1.006          1.016            31,450

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.085                --
                                                       2005      1.007          1.050           292,696

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126                --
                                                       2005      1.000          1.083           132,397

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.027          1.045                --
                                                       2005      1.000          1.027                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (7/00).........  2006      1.023          1.010                --
                                                       2005      1.033          1.023           746,775
                                                       2004      1.028          1.033            53,765
                                                       2003      1.000          1.028                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.349          1.428                --
                                                       2005      1.232          1.349            10,886
                                                       2004      1.088          1.232             6,671
                                                       2003      1.000          1.088                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.269          1.339                --
                                                       2005      1.260          1.269            38,726
                                                       2004      1.131          1.260                --
                                                       2003      1.000          1.131                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.180          1.215                --
                                                       2005      1.173          1.180         1,039,277
                                                       2004      1.077          1.173            63,089
                                                       2003      1.000          1.077                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250                --
                                                       2005      1.115          1.160           365,164
                                                       2004      1.000          1.115                --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.400          1.604                --
                                                       2005      1.308          1.400           248,371
                                                       2004      1.157          1.308             2,184
                                                       2003      1.000          1.157                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339                --
                                                       2005      1.222          1.265           121,433
                                                       2004      1.126          1.222                --
                                                       2003      1.000          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.035          1.087                --
                                                       2005      1.036          1.035             3,792

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111                --
                                                       2005      1.089          1.102           897,033
                                                       2004      1.000          1.089             8,613

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.197          1.246                --
                                                       2005      1.201          1.197            26,075
                                                       2004      1.115          1.201                --
                                                       2003      1.000          1.115                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.110          1.275                --
                                                       2005      1.026          1.110            18,294

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265                --
                                                       2005      1.000          1.106            23,495

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.205          1.247                --
                                                       2005      1.144          1.205             8,031
                                                       2004      1.127          1.144                --
                                                       2003      1.000          1.127                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.234          1.410             3,613
                                                       2006      1.228          1.234             3,432
                                                       2005      1.165          1.228             3,556
                                                       2004      1.114          1.165                --
                                                       2003      1.000          1.114                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           325,190
                                                       2004      1.027          1.127           334,798
                                                       2003      0.788          1.027           354,635
                                                       2002      0.980          0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756         2,516,526
                                                       2004      0.625          0.668         2,897,980
                                                       2003      0.514          0.625         3,382,923
                                                       2002      0.753          0.514         3,883,375
                                                       2001      0.925          0.753         4,716,899
                                                       2000      1.127          0.925         4,449,229
                                                       1999      1.000          1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.375          1.557         5,689,089
                                                       2006      1.158          1.375         6,303,145
                                                       2005      1.029          1.158         6,380,373
                                                       2004      0.920          1.029         6,322,143
                                                       2003      0.690          0.920         6,679,967
                                                       2002      0.819          0.690         6,862,959
                                                       2001      0.969          0.819         6,260,916
                                                       2000      1.211          0.969         3,140,876
                                                       1999      1.000          1.211           316,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.347          1.493         6,990,176
                                                       2006      1.240          1.347         8,829,783
                                                       2005      1.082          1.240         8,889,797
                                                       2004      0.975          1.082         8,773,906
                                                       2003      0.723          0.975         8,937,082
                                                       2002      0.970          0.723         7,986,225
                                                       2001      1.202          0.970         6,922,537
                                                       2000      1.167          1.202         4,692,324
                                                       1999      1.000          1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.518          1.572         7,936,906
                                                       2006      1.336          1.518         9,298,377
                                                       2005      1.280          1.336         9,710,858
                                                       2004      1.176          1.280         9,428,394
                                                       2003      0.901          1.176         9,670,875
                                                       2002      1.119          0.901         8,550,110
                                                       2001      1.106          1.119         6,852,257
                                                       2000      1.039          1.106         2,375,658
                                                       1999      1.000          1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            38,185
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      0.878          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732            16,019
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.048          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            27,109
                                                       2004      1.074          1.210                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           112,133
                                                       2004      1.068          1.208            46,761
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.475          1.709         1,184,015
                                                       2006      1.341          1.475         1,708,006
                                                       2005      1.163          1.341         1,796,773
                                                       2004      1.023          1.163         1,928,848
                                                       2003      0.808          1.023         1,831,279
                                                       2002      0.905          0.808         1,717,820
                                                       2001      1.047          0.905         2,140,528
                                                       2000      1.138          1.047         1,784,874
                                                       1999      1.000          1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.853          2.107           568,903
                                                       2006      1.671          1.853           663,168
                                                       2005      1.436          1.671           538,882
                                                       2004      1.168          1.436           526,081
                                                       2003      0.857          1.168           246,983
                                                       2002      0.993          0.857            58,437

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235           646,287
                                                       2006      1.035          1.207           462,080
                                                       2005      0.984          1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.968          1.062           730,864
                                                       2006      0.903          0.968         1,054,124
                                                       2005      0.874          0.903         1,374,673
                                                       2004      0.795          0.874         1,611,705
                                                       2003      0.588          0.795         1,673,524
                                                       2002      0.836          0.588         1,690,406
                                                       2001      1.000          0.836         1,766,010
                                                       2000      1.215          1.000         1,131,242
                                                       1999      1.000          1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           718,462
                                                       2004      1.043          1.158           818,408
                                                       2003      0.845          1.043           528,951
                                                       2002      0.999          0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           130,257
                                                       2006      2.238          2.827           149,309
                                                       2005      1.781          2.238           131,258
                                                       2004      1.448          1.781           108,300
                                                       2003      1.000          1.448            27,124

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.415          1.611         1,123,233
                                                       2006      1.182          1.415         1,501,504
                                                       2005      1.088          1.182         1,505,091
                                                       2004      0.931          1.088         1,356,406
                                                       2003      0.714          0.931         1,285,352
                                                       2002      0.889          0.714         1,344,931
                                                       2001      1.073          0.889         1,396,919
                                                       2000      1.115          1.073           720,928
                                                       1999      1.000          1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267            79,625
                                                       2004      1.032          1.180             3,125
                                                       2003      0.792          1.032                --
                                                       2002      0.832          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666         1,367,001
                                                       2006      0.496          0.554         1,468,206
                                                       2005      0.449          0.496         1,582,499
                                                       2004      0.378          0.449         1,891,222
                                                       2003      0.284          0.378         1,971,237
                                                       2002      0.401          0.284         2,193,877
                                                       2001      0.674          0.401         2,395,484
                                                       2000      1.000          0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            62,226
                                                       2004      1.336          1.513            69,839
                                                       2003      1.000          1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963           271,661
                                                       2005      0.868          0.909           277,845
                                                       2004      0.855          0.868           294,476
                                                       2003      0.646          0.855           304,336
                                                       2002      0.894          0.646           305,879
                                                       2001      1.011          0.894            37,100

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.475         6,089,267
                                                       2006      1.373          1.473         6,985,734
                                                       2005      1.247          1.373         7,607,140
                                                       2004      1.150          1.247         8,349,729
                                                       2003      0.867          1.150         8,530,069
                                                       2002      1.306          0.867         8,140,330
                                                       2001      1.381          1.306         7,173,627
                                                       2000      1.210          1.381         3,423,105
                                                       1999      1.000          1.210           302,417

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.211          1.295         4,105,677
                                                       2006      1.070          1.211         4,571,250
                                                       2005      1.040          1.070         5,790,079
                                                       2004      0.970          1.040         6,040,306
                                                       2003      0.789          0.970         5,893,048
                                                       2002      0.971          0.789         5,264,273
                                                       2001      1.025          0.971         3,668,702
                                                       2000      1.044          1.025           917,508
                                                       1999      1.000          1.044            31,957

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           209,584

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         1,189,795
                                                       2006      1.329          1.448         1,249,186
                                                       2005      1.293          1.329         1,293,344
                                                       2004      1.249          1.293         1,551,664
                                                       2003      1.038          1.249           764,994
                                                       2002      1.000          1.038           157,954

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         2,119,760
                                                       2006      1.502          1.682         2,513,478
                                                       2005      1.447          1.502         2,741,921
                                                       2004      1.376          1.447         2,624,019
                                                       2003      1.061          1.376           995,800
                                                       2002      1.000          1.061            13,385

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972            96,020
                                                       2006      0.797          0.926           101,037
                                                       2005      0.809          0.797           117,286
                                                       2004      0.794          0.809           240,763
                                                       2003      0.652          0.794           159,849
                                                       2002      0.894          0.652            87,290
                                                       2001      1.033          0.894            66,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.008          1.043         1,580,949
                                                       2006      0.888          1.008         1,921,140
                                                       2005      0.864          0.888         2,002,346
                                                       2004      0.795          0.864         2,010,098
                                                       2003      0.631          0.795         1,910,575
                                                       2002      0.824          0.631         1,955,313
                                                       2001      0.954          0.824         1,824,680
                                                       2000      1.067          0.954           613,674
                                                       1999      1.000          1.067            55,283

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.551          1.549         5,907,713
                                                       2006      1.347          1.551         4,984,117
                                                       2005      1.303          1.347         5,951,617
                                                       2004      1.221          1.303         6,397,421
                                                       2003      0.893          1.221         6,391,317
                                                       2002      1.151          0.893         6,360,281
                                                       2001      1.232          1.151         5,155,358
                                                       2000      1.037          1.232         1,579,098
                                                       1999      1.000          1.037             2,425

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871           335,131
                                                       2006      1.592          1.808           330,021
                                                       2005      1.515          1.592           430,807
                                                       2004      1.394          1.515           414,942
                                                       2003      1.074          1.394            51,838
                                                       2002      1.000          1.074            17,608

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.460          1.495         2,054,693
                                                       2006      1.252          1.460         1,100,296
                                                       2005      1.191          1.252         1,250,767
                                                       2004      1.095          1.191         1,637,036
                                                       2003      0.839          1.095         1,478,433
                                                       2002      1.106          0.839         1,401,267
                                                       2001      1.170          1.106         1,346,259
                                                       2000      1.029          1.170           428,890
                                                       1999      1.000          1.029            19,926

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024         2,920,857
                                                       2006      0.956          0.986         3,772,197
                                                       2005      0.922          0.956         4,245,781
                                                       2004      0.931          0.922         4,779,482
                                                       2003      0.640          0.931         4,986,323
                                                       2002      0.863          0.640         4,867,338
                                                       2001      1.000          0.863         5,072,444
                                                       2000      1.090          1.000         3,224,751
                                                       1999      1.000          1.090           175,985

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.625          1.716         1,017,847
                                                       2006      1.435          1.625         1,448,947
                                                       2005      1.344          1.435         1,777,129
                                                       2004      1.234          1.344         1,938,516
                                                       2003      0.964          1.234         2,233,467
                                                       2002      1.209          0.964         2,303,022
                                                       2001      1.362          1.209         2,306,739
                                                       2000      1.171          1.362         1,266,016
                                                       1999      1.000          1.171            49,546

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           263,941
                                                       2005      1.432          1.462           273,669
                                                       2004      1.360          1.432           345,792
                                                       2003      1.069          1.360           344,365
                                                       2002      1.000          1.069            33,985

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.609           486,699
                                                       2006      1.334          1.484           359,291
                                                       2005      1.290          1.334           676,973
                                                       2004      1.136          1.290           640,455
                                                       2003      0.774          1.136           629,419
                                                       2002      1.202          0.774           541,675
                                                       2001      1.314          1.202           579,887
                                                       2000      1.141          1.314           439,007
                                                       1999      1.000          1.141            61,393

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           321,825
                                                       2006      1.006          1.033           265,124
                                                       2005      0.997          1.006           502,016
                                                       2004      0.999          0.997         1,239,228
                                                       2003      1.000          0.999            17,941

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.298          1.306         1,090,187
                                                       2006      1.249          1.298         1,464,401
                                                       2005      1.235          1.249         1,620,970
                                                       2004      1.174          1.235         1,847,806
                                                       2003      1.065          1.174         1,695,778
                                                       2002      1.030          1.065         1,438,332
                                                       2001      1.013          1.030         1,382,525
                                                       2000      0.999          1.013           601,614
                                                       1999      1.000          0.999           137,491

  LMPVIT High Income Subaccount (11/99)..............  2007      1.265          1.251         1,060,615
                                                       2006      1.156          1.265         1,320,464
                                                       2005      1.143          1.156         1,741,150
                                                       2004      1.049          1.143         1,909,111
                                                       2003      0.834          1.049         1,906,382
                                                       2002      0.874          0.834         1,257,332
                                                       2001      0.921          0.874         1,256,295
                                                       2000      1.016          0.921           595,882
                                                       1999      1.000          1.016            67,445

  LMPVIT Money Market Subaccount (11/99).............  2007      1.109          1.148         2,899,968
                                                       2006      1.075          1.109         1,992,531
                                                       2005      1.060          1.075         1,894,054
                                                       2004      1.066          1.060         2,813,069
                                                       2003      1.074          1.066         3,392,033
                                                       2002      1.075          1.074         3,640,831
                                                       2001      1.052          1.075         1,956,266
                                                       2000      1.006          1.052           922,050
                                                       1999      1.000          1.006           750,776

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           306,121
                                                       2005      1.106          1.144           550,052
                                                       2004      0.970          1.106           424,074
                                                       2003      0.693          0.970           209,065
                                                       2002      0.945          0.693           146,257
                                                       2001      0.987          0.945            63,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.565          1.643                --
                                                       2006      1.343          1.565         2,044,973
                                                       2005      1.309          1.343         2,411,960
                                                       2004      1.226          1.309         2,736,840
                                                       2003      0.894          1.226         2,762,940
                                                       2002      1.210          0.894         2,662,147
                                                       2001      1.204          1.210         2,256,368
                                                       2000      1.033          1.204         1,028,180
                                                       1999      1.000          1.033            78,169

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           374,985
                                                       2005      1.382          1.408           251,990
                                                       2004      1.244          1.382           201,079
                                                       2003      1.000          1.244            64,093

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           387,841
                                                       2005      1.541          1.644           368,902
                                                       2004      1.260          1.541           198,486
                                                       2003      1.000          1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           639,890

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           530,289

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331            55,301
                                                       2006      1.277          1.363            43,723

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           266,500
                                                       2006      1.520          1.677           302,655

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724           117,264
                                                       2006      1.306          1.341            85,871

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120            65,425

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,455,284
                                                       2006      1.001          1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           597,716
                                                       2006      1.002          1.073            91,646

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083         2,097,416
                                                       2006      0.992          0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404                --
                                                       2006      1.286          1.278                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           168,082

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           419,724
                                                       2006      1.274          1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026           135,409
                                                       2006      1.003          1.222           178,469

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223           700,225

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650             8,973
                                                       2006      1.480          1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           165,810
                                                       2006      1.132          1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985           701,884
                                                       2006      1.003          1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           693,862
                                                       2006      0.901          0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311         1,244,832
                                                       2006      1.205          1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740           492,901
                                                       2006      0.730          0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828         2,914,613
                                                       2006      0.796          0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364         1,320,278
                                                       2006      1.294          1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081           153,175
                                                       2006      1.002          1.062           140,088

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                --
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            16,667
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086           208,338
                                                       2006      1.002          1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086            75,029
                                                       2006      1.002          1.061            76,434

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         4,225,200
                                                       2006      1.402          1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           125,253
                                                       2006      0.996          1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152         1,338,262
                                                       2006      0.998          1.070         1,559,215

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125           674,876
                                                       2005      1.125          1.133           829,709
                                                       2004      1.048          1.125           837,880
                                                       2003      1.000          1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         4,237,281
                                                       2006      1.226          1.255         5,041,285
                                                       2005      1.213          1.226         5,395,697
                                                       2004      1.173          1.213         5,959,397
                                                       2003      1.132          1.173         5,042,843
                                                       2002      1.053          1.132         4,213,843
                                                       2001      1.005          1.053         2,073,098

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           144,736
                                                       2005      1.011          1.118           149,808
                                                       2004      0.882          1.011           150,938
                                                       2003      0.696          0.882           153,350
                                                       2002      0.857          0.696           131,072
                                                       2001      0.995          0.857            88,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           327,930
                                                       2005      1.611          1.701           343,989
                                                       2004      1.294          1.611           356,645
                                                       2003      0.877          1.294           344,427
                                                       2002      1.088          0.877           271,247
                                                       2001      1.030          1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931         2,279,202
                                                       2004      0.827          0.869         2,370,045
                                                       2003      0.649          0.827         2,463,743
                                                       2002      0.864          0.649         2,441,987
                                                       2001      0.978          0.864         1,916,798

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230         1,783,984
                                                       2004      1.102          1.194         1,883,743
                                                       2003      0.852          1.102         1,882,544
                                                       2002      1.004          0.852         1,700,300
                                                       2001      1.090          1.004         1,354,821
                                                       2000      1.013          1.090           573,343
                                                       1999      1.000          1.013            10,535

  Travelers Large Cap Subaccount (11/99).............  2006      0.772          0.796                --
                                                       2005      0.720          0.772         1,991,083
                                                       2004      0.686          0.720         2,092,587
                                                       2003      0.558          0.686         2,172,648
                                                       2002      0.732          0.558         2,094,007
                                                       2001      0.899          0.732         2,048,435
                                                       2000      1.065          0.899           894,807
                                                       1999      1.000          1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.111          1.182                --
                                                       2005      1.045          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.026                --
                                                       2005      1.000          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.094                --
                                                       2005      1.000          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.017          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.053                --
                                                       2005      1.012          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,904,578
                                                       2004      1.199          1.216         2,040,964
                                                       2003      1.121          1.199         2,324,626
                                                       2002      1.113          1.121         2,311,652
                                                       2001      1.057          1.113         2,069,673
                                                       2000      0.994          1.057           555,087
                                                       1999      1.000          0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           669,640
                                                       2004      0.666          0.761           732,906
                                                       2003      0.558          0.666           740,731
                                                       2002      0.755          0.558           909,733
                                                       2001      0.988          0.755         1,120,346
                                                       2000      1.061          0.988           758,310
                                                       1999      1.000          1.061            16,748

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851         1,080,647
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      0.626          0.551                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.357          1.402                --
                                                       2005      1.337          1.357         5,545,750
                                                       2004      1.216          1.337         5,740,656
                                                       2003      1.058          1.216         5,765,761
                                                       2002      1.133          1.058         5,108,223
                                                       2001      1.149          1.133         3,382,902
                                                       2000      0.999          1.149         1,522,221
                                                       1999      1.000          0.999            99,074

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           336,106
                                                       2004      0.973          1.122                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           162,381
                                                       2004      1.073          1.224           123,522
                                                       2003      0.846          1.073            76,847
                                                       2002      0.846          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394            50,014
                                                       2004      1.217          1.333            12,705
                                                       2003      1.000          1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.096                --
                                                       2005      1.000          1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           148,310
                                                       2004      0.983          1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.730          0.762                --
                                                       2005      0.726          0.730         2,288,680
                                                       2004      0.668          0.726         2,426,868
                                                       2003      0.511          0.668         2,656,535
                                                       2002      0.780          0.511         3,272,912
                                                       2001      0.913          0.780         3,852,391
                                                       2000      1.132          0.913         2,951,007
                                                       1999      1.000          1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.286                --
                                                       2005      1.000          1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.005          1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.703          0.730                --
                                                       2005      0.661          0.703           708,658
                                                       2004      0.645          0.661           790,636
                                                       2003      0.521          0.645           824,262
                                                       2002      0.748          0.521           864,932
                                                       2001      0.963          0.748         1,021,052
                                                       2000      1.145          0.963           938,728
                                                       1999      1.000          1.145             3,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.766          0.884         1,802,228
                                                       2006      0.756          0.766         2,127,251
                                                       2005      0.710          0.756         2,636,468
                                                       2004      0.673          0.710         2,862,877
                                                       2003      0.536          0.673         3,368,026
                                                       2002      0.805          0.536         3,542,735
                                                       2001      1.191          0.805         4,206,215
                                                       2000      1.344          1.191         3,409,800
                                                       1999      1.000          1.344           237,085




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295               --
                                                       2005      1.215          1.242           15,481
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.598          1.834          283,744
                                                       2006      1.466          1.598          223,301
                                                       2005      1.284          1.466          226,642
                                                       2004      1.140          1.284               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204          219,247
                                                       2006      1.029          1.188           33,118
                                                       2005      0.984          1.029           10,894

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933            5,354
                                                       2006      1.469          1.626            5,354
                                                       2005      1.342          1.469            5,354
                                                       2004      1.140          1.342               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336               --
                                                       2006      1.200          1.258               --
                                                       2005      1.156          1.200               --
                                                       2004      1.150          1.156               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.400          454,778
                                                       2006      1.329          1.412          459,914
                                                       2005      1.219          1.329          495,738
                                                       2004      1.135          1.219           19,728
                                                       2003      1.000          1.135               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.358          1.438          304,880
                                                       2006      1.211          1.358          314,558
                                                       2005      1.188          1.211          327,014
                                                       2004      1.118          1.188           32,527
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           15,551

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262          230,129
                                                       2006      1.136          1.227          184,184
                                                       2005      1.116          1.136          127,298
                                                       2004      1.088          1.116               --
                                                       2003      1.000          1.088               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333          303,263
                                                       2006      1.208          1.340          309,389
                                                       2005      1.174          1.208          309,581
                                                       2004      1.128          1.174           32,596
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297           15,925
                                                       2006      1.083          1.248           16,417
                                                       2005      1.111          1.083           33,951
                                                       2004      1.100          1.111           18,420
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.441          1.425           16,977
                                                       2006      1.263          1.441           34,287
                                                       2005      1.234          1.263          101,643
                                                       2004      1.167          1.234           34,333
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472          351,744
                                                       2006      1.276          1.436          351,744
                                                       2005      1.226          1.276          339,461
                                                       2004      1.139          1.226               --
                                                       2003      1.000          1.139               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.202          1.236           74,046
                                                       2006      1.176          1.202          118,204
                                                       2005      1.144          1.176           64,894
                                                       2004      1.167          1.144           17,873
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.481          1.550          104,182
                                                       2006      1.321          1.481          110,834
                                                       2005      1.248          1.321           95,001
                                                       2004      1.157          1.248               --
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313               --
                                                       2006      1.182          1.297           15,551
                                                       2005      1.169          1.182           15,551
                                                       2004      1.121          1.169               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.136          1.131               --
                                                       2006      1.103          1.136            3,078
                                                       2005      1.101          1.103           31,859
                                                       2004      1.056          1.101            2,754
                                                       2003      1.000          1.056               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.290          1.263          174,813
                                                       2006      1.190          1.290          333,905
                                                       2005      1.187          1.190          216,001
                                                       2004      1.100          1.187               --
                                                       2003      1.000          1.100               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.004          1.029          578,684
                                                       2006      0.983          1.004          578,691
                                                       2005      0.978          0.983           19,548
                                                       2004      0.993          0.978               --
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675               --
                                                       2006      1.427          1.574            3,743
                                                       2005      1.393          1.427            9,431
                                                       2004      1.233          1.393               --
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084          454,045
                                                       2006      1.001          1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082            1,125
                                                       2006      1.010          1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245              953
                                                       2006      1.247          1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Managed Income Subaccount (11/99)........  2006      1.023          1.010               --
                                                       2005      1.033          1.023           25,576
                                                       2004      1.028          1.033           23,953
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.205          1.247               --
                                                       2005      1.144          1.205              327
                                                       2004      1.127          1.144               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.234          1.410               --
                                                       2006      1.228          1.234               --
                                                       2005      1.165          1.228               --
                                                       2004      1.114          1.165               --
                                                       2003      1.000          1.114               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008

          TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2006


1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Separate Account Nine for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 800-842-9325.





2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.


3.  COMPANY LOCATION





Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Nine for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Nine for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)

MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II) Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II) Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
AIM V.I. Core Equity Subaccount (Series I)
Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount-Large Cap Growth and Value
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPI Total Return Subaccount (Class II)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPIII Large Cap Value Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2007

                                                      AIM V.I. MID CAP  AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                                        CORE EQUITY     GLOBAL GROWTH       GROWTH      GROWTH-INCOME
                                                         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                         (SERIES II)      (CLASS 2)        (CLASS 2)      (CLASS 2)
                                                      ----------------  --------------  --------------  --------------
ASSETS:
   Investments at fair value                              $327,854        $35,776,367     $86,299,519     $82,607,725
   Due from MetLife Insurance Company of Connecticut            --                 --              --              --
                                                          --------        -----------     -----------     -----------
         Total Assets                                      327,854         35,776,367      86,299,519      82,607,725
                                                          --------        -----------     -----------     -----------
LIABILITIES:
   Other payables
      Insurance charges                                         56              5,469          13,267          12,658
      Administrative fees                                        4                443           1,071           1,024
   Due to MetLife Insurance Company of Connecticut              --                 --              --              --
                                                          --------        -----------     -----------     -----------
         Total Liabilities                                      60              5,912          14,338          13,682
                                                          --------        -----------     -----------     -----------
NET ASSETS                                                $327,794        $35,770,455     $86,285,181     $82,594,043
                                                          ========        ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                                         DREYFUS VIF       DREYFUS VIF         FIDELITY VIP      FIDELITY VIP
                                                        APPRECIATION    DEVELOPING LEADERS      CONTRAFUND        CONTRAFUND
                                                         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT        SUBACCOUNT
                                                      (INITIAL SHARES)   (INITIAL SHARES)   (SERVICE CLASS 2)  (SERVICE CLASS)
                                                      ----------------  ------------------  -----------------  ---------------
ASSETS:
   Investments at fair value                              $488,198           $428,244           $3,476,366       $36,598,648
   Due from MetLife Insurance Company of Connecticut            --                 --                   --                --
                                                          --------           --------           ----------       -----------
         Total Assets                                      488,198            428,244            3,476,366        36,598,648
                                                          --------           --------           ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                                         78                 69                  580             5,691
      Administrative fees                                        6                  5                   43               453
   Due to MetLife Insurance Company of Connecticut              --                 --                   --                --
                                                          --------           --------           ----------       -----------
         Total Liabilities                                      84                 74                  623             6,144
                                                          --------           --------           ----------       -----------
NET ASSETS                                                $488,114           $428,170           $3,475,743       $36,592,504
                                                          ========           ========           ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                  FTVIPT FRANKLIN
                                                      FIDELITY VIP DYNAMIC     FIDELITY VIP     FTVIPT FRANKLIN   RISING DIVIDENDS
                                                      CAPITAL APPRECIATION       MID CAP       INCOME SECURITIES     SECURITIES
                                                           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                       (SERVICE CLASS 2)    (SERVICE CLASS 2)      (CLASS 2)         (CLASS 2)
                                                      --------------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value                                 $76,676           $28,780,466        $13,909,783        $3,553,800
   Due from MetLife Insurance Company of Connecticut              --                    --                 --                --
                                                             -------           -----------        -----------        ----------
         Total Assets                                         76,676            28,780,466         13,909,783         3,553,800
                                                             -------           -----------        -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                           12                 4,359              2,157               599
      Administrative fees                                          1                   357                172                44
   Due to MetLife Insurance Company of Connecticut                --                    --                 --                --
                                                             -------           -----------        -----------        ----------
         Total Liabilities                                        13                 4,716              2,329               643
                                                             -------           -----------        -----------        ----------
NET ASSETS                                                   $76,663           $28,775,750        $13,907,454        $3,553,157
                                                             =======           ===========        ===========        ==========

                                                       FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                                        SMALL-MID CAP    DEVELOPING MARKETS
                                                      GROWTH SECURITIES      SECURITIES
                                                          SUBACCOUNT         SUBACCOUNT
                                                          (CLASS 2)          (CLASS 2)
                                                      -----------------  ------------------
ASSETS:
   Investments at fair value                              $7,010,053         $20,013,539
   Due from MetLife Insurance Company of Connecticut              --                  --
                                                          ----------         -----------
         Total Assets                                      7,010,053          20,013,539
                                                          ----------         -----------
LIABILITIES:
   Other payables
      Insurance charges                                        1,033               3,068
      Administrative fees                                         87                 247
   Due to MetLife Insurance Company of Connecticut                --               7,695
                                                          ----------         -----------
         Total Liabilities                                     1,120              11,010
                                                          ----------         -----------
NET ASSETS                                                $7,008,933         $20,002,529
                                                          ==========         ===========

   The accompanying notes are an integral part of these financial statements.

                                                      FTVIPT TEMPLETON   JANUS ASPEN GLOBAL  JANUS ASPEN GLOBAL  JANUS ASPEN MID CAP
                                                     FOREIGN SECURITIES     LIFE SCIENCES        TECHNOLOGY            GROWTH
                                                         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                          (CLASS 2)       (SERVICE SHARES)    (SERVICE SHARES)    (SERVICE SHARES)
                                                     ------------------  ------------------  ------------------  -------------------
ASSETS:
   Investments at fair value                             $30,615,366           $12,373            $125,176           $1,714,590
   Due from MetLife Insurance Company of Connecticut              --                --                  --                   --
                                                         -----------           -------            --------           ----------
         Total Assets                                     30,615,366            12,373             125,176            1,714,590
                                                         -----------           -------            --------           ----------
LIABILITIES:
   Other payables
      Insurance charges                                        4,688                 2                  19                  258
      Administrative fees                                        378                --                   2                   21
   Due to MetLife Insurance Company of Connecticut                --                --                  --                   --
                                                         -----------           -------            --------           ----------
         Total Liabilities                                     5,066                 2                  21                  279
                                                         -----------           -------            --------           ----------
NET ASSETS                                               $30,610,300           $12,371            $125,155           $1,714,311
                                                         ===========           =======            ========           ==========

   The accompanying notes are an integral part of these financial statements.

                                                        JANUS ASPEN         LMPVET             LMPVET           LMPVET
                                                     WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION
                                                        SUBACCOUNT        SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                                     (SERVICE SHARES)      (CLASS I)         (CLASS II)        (CLASS I)
                                                     ----------------  -----------------  -----------------  ------------
ASSETS:
   Investments at fair value                              $60,139         $47,836,937         $1,767,240      $21,719,967
   Due from MetLife Insurance Company of Connecticut           --                  --                 --               --
                                                          -------         -----------         ----------      -----------
         Total Assets                                      60,139          47,836,937          1,767,240       21,719,967
                                                          -------         -----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                                         8               7,028                295            3,183
      Administrative fees                                       1                 595                 22              269
   Due to MetLife Insurance Company of Connecticut             --                  --                 --               --
                                                          -------         -----------         ----------      -----------
         Total Liabilities                                      9               7,623                317            3,452
                                                          -------         -----------         ----------      -----------
NET ASSETS                                                $60,130         $47,829,314         $1,766,923      $21,716,515
                                                          =======         ===========         ==========      ===========

                                                        LMPVET
                                                     APPRECIATION    LMPVET
                                                      SUBACCOUNT     CAPITAL
                                                      (CLASS II)   SUBACCOUNT
                                                     ------------  -----------
ASSETS:
   Investments at fair value                          $9,385,925   $69,345,182
   Due from MetLife Insurance Company of Connecticut          --            --
                                                      ----------   -----------
         Total Assets                                  9,385,925    69,345,182
                                                      ----------   -----------
LIABILITIES:
   Other payables
      Insurance charges                                    1,442        10,562
      Administrative fees                                    116           859
   Due to MetLife Insurance Company of Connecticut            --            --
                                                      ----------   -----------
         Total Liabilities                                 1,558        11,421
                                                      ----------   -----------
NET ASSETS                                            $9,384,367   $69,333,761
                                                      ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                                                                       LMPVET EQUITY       LMPVET
                                                      LMPVET DIVIDEND      INDEX      FUNDAMENTAL VALUE     LMPVET
                                                         STRATEGY       SUBACCOUNT       SUBACCOUNT      GLOBAL EQUITY
                                                        SUBACCOUNT      (CLASS II)        (CLASS I)       SUBACCOUNT
                                                      ---------------  -------------  -----------------  -------------
ASSETS:
   Investments at fair value                             $2,713,305     $11,265,086      $46,173,998      $26,889,458
   Due from MetLife Insurance Company of Connecticut             --              --               --               --
                                                         ----------     -----------      -----------      -----------
         Total Assets                                     2,713,305      11,265,086       46,173,998       26,889,458
                                                         ----------     -----------      -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                                         397           1,707            6,803            4,102
      Administrative fees                                        33             140              573              334
   Due to MetLife Insurance Company of Connecticut               --              --               --               --
                                                         ----------     -----------      -----------      -----------
         Total Liabilities                                      430           1,847            7,376            4,436
                                                         ----------     -----------      -----------      -----------
NET ASSETS                                               $2,712,875     $11,263,239      $46,166,622      $26,885,022
                                                         ==========     ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                                             LMPVET            LMPVET    LMPVET LARGE CAP  LMPVET MID CAP
                                                      INTERNATIONAL ALL CAP   INVESTORS       GROWTH            CORE
                                                           OPPORTUNITY       SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
                                                           SUBACCOUNT         (CLASS I)      (CLASS I)        (CLASS I)
                                                      ---------------------  ----------  ----------------  --------------
ASSETS:
   Investments at fair value                                 $186,303        $7,243,917     $11,561,866      $10,024,573
   Due from MetLife Insurance Company of Connecticut               --                --              --               --
                                                             --------        ----------     -----------      -----------
         Total Assets                                         186,303         7,243,917      11,561,866       10,024,573
                                                             --------        ----------     -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                                            20             1,046           1,693            1,452
      Administrative fees                                           2                90             144              124
   Due to MetLife Insurance Company of Connecticut                 --                --              --               --
                                                             --------        ----------     -----------      -----------
         Total Liabilities                                         22             1,136           1,837            1,576
                                                             --------        ----------     -----------      -----------
NET ASSETS                                                   $186,281        $7,242,781     $11,560,029      $10,022,997
                                                             ========        ==========     ===========      ===========

                                                      LMPVET SMALL CAP
                                                           GROWTH            LMPVET
                                                         SUBACCOUNT     SOCIAL AWARENESS
                                                          (CLASS I)        SUBACCOUNT
                                                      ----------------  ----------------
ASSETS:
   Investments at fair value                             $7,682,054         $104,873
   Due from MetLife Insurance Company of Connecticut             --               --
                                                         ----------         --------
         Total Assets                                     7,682,054          104,873
                                                         ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                                       1,121               17
      Administrative fees                                        95                2
   Due to MetLife Insurance Company of Connecticut               --               --
                                                         ----------         --------
         Total Liabilities                                    1,216               19
                                                         ----------         --------
NET ASSETS                                               $7,680,838         $104,854
                                                         ==========         ========

   The accompanying notes are an integral part of these financial statements.

                                                      LMPVET CAPITAL
                                                        AND INCOME    LMPVIT ADJUSTABLE  LMPVIT DIVERSIFIED    LMPVIT
                                                        SUBACCOUNT       RATE INCOME      STRATEGIC INCOME   HIGH INCOME
                                                        (CLASS II)       SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                                      --------------  -----------------  ------------------  -----------
ASSETS:
   Investments at fair value                            $64,378,703       $5,191,735         $10,805,876     $19,788,169
   Due from MetLife Insurance Company of Connecticut             --               --                  --              --
                                                        -----------       ----------         -----------     -----------
         Total Assets                                    64,378,703        5,191,735          10,805,876      19,788,169
                                                        -----------       ----------         -----------     -----------
LIABILITIES:
   Other payables
      Insurance charges                                       9,889              799               1,525           2,933
      Administrative fees                                       794               63                 133             244
   Due to MetLife Insurance Company of Connecticut           52,966               --                  --              --
                                                        -----------       ----------         -----------     -----------
         Total Liabilities                                   63,649              862               1,658           3,177
                                                        -----------       ----------         -----------     -----------
NET ASSETS                                              $64,315,054       $5,190,873         $10,804,218     $19,784,992
                                                        ===========       ==========         ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                                                    MIST BATTERYMARCH  MIST BLACKROCK HIGH  MIST BLACKROCK
                                                      LMPVIT MONEY    MID-CAP STOCK           YIELD         LARGE-CAP CORE
                                                         MARKET        SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                       SUBACCOUNT       (CLASS A)           (CLASS A)          (CLASS E)
                                                      ------------  -----------------  -------------------  --------------
ASSETS:
   Investments at fair value                           $14,223,244        $540,475          $1,307,736        $2,049,263
   Due from MetLife Insurance Company of Connecticut            --              --                  --                --
                                                       -----------        --------          ----------        ----------
         Total Assets                                   14,223,244         540,475           1,307,736         2,049,263
                                                       -----------        --------          ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                      2,081              87                 200               288
      Administrative fees                                      175               6                  16                25
   Due to MetLife Insurance Company of Connecticut              --              --                  --                --
                                                       -----------        --------          ----------        ----------
         Total Liabilities                                   2,256              93                 216               313
                                                       -----------        --------          ----------        ----------
NET ASSETS                                             $14,220,988        $540,382          $1,307,520        $2,048,950
                                                       ===========        ========          ==========        ==========

                                                                        MIST HARRIS
                                                        MIST DREMAN       OAKMARK
                                                      SMALL-CAP VALUE  INTERNATIONAL
                                                        SUBACCOUNT      SUBACCOUNT
                                                         (CLASS A)       (CLASS A)
                                                      ---------------  -------------
ASSETS:
   Investments at fair value                             $1,043,676      $7,506,288
   Due from MetLife Insurance Company of Connecticut             --              --
                                                         ----------      ----------
         Total Assets                                     1,043,676       7,506,288
                                                         ----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                                         146           1,160
      Administrative fees                                        13              93
   Due to MetLife Insurance Company of Connecticut               --              --
                                                         ----------      ----------
         Total Liabilities                                      159           1,253
                                                         ----------      ----------
NET ASSETS                                               $1,043,517      $7,505,035
                                                         ==========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                 MIST LEGG MASON        MIST
                                                         MIST      MIST LAZARD  PARTNERS MANAGED  LORD ABBETT BOND
                                                      JANUS FORTY    MID-CAP         ASSETS           DEBENTURE
                                                      SUBACCOUNT   SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                       (CLASS A)    (CLASS B)       (CLASS A)         (CLASS A)
                                                      -----------  -----------  ----------------  ----------------
ASSETS:
   Investments at fair value                           $1,599,018    $106,387       $259,677         $1,935,641
   Due from MetLife Insurance Company of Connecticut           --          --             --                 --
                                                       ----------    --------       --------         ----------
         Total Assets                                   1,599,018     106,387        259,677          1,935,641
                                                       ----------    --------       --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                                       264          17             39                321
      Administrative fees                                      20           2              3                 24
   Due to MetLife Insurance Company of Connecticut             --          --             --                 --
                                                       ----------    --------       --------         ----------
         Total Liabilities                                    284          19             42                345
                                                       ----------    --------       --------         ----------
NET ASSETS                                             $1,598,734    $106,368       $259,635         $1,935,296
                                                       ==========    ========       ========         ==========

   The accompanying notes are an integral part of these financial statements.

                                                      MIST LORD ABBETT   MIST LORD ABBETT      MIST MET/AIM
                                                      GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                          (CLASS B)          (CLASS B)           (CLASS A)
                                                      -----------------  ----------------  --------------------
ASSETS:
   Investments at fair value                             $28,985,936        $12,010,319         $2,264,038
   Due from MetLife Insurance Company of Connecticut              --                 --                 --
                                                         -----------        -----------         ----------
         Total Assets                                     28,985,936         12,010,319          2,264,038
                                                         -----------        -----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                                        4,448              1,867                355
      Administrative fees                                        360                148                 28
   Due to MetLife Insurance Company of Connecticut                --                 --                 --
                                                         -----------        -----------         ----------
         Total Liabilities                                     4,808              2,015                383
                                                         -----------        -----------         ----------
NET ASSETS                                               $28,981,128        $12,008,304         $2,263,655
                                                         ===========        ===========         ==========

                                                                                                   MIST MFS
                                                          MIST MET/AIM      MIST MET/AIM SMALL     EMERGING
                                                      CAPITAL APPRECIATION      CAP GROWTH      MARKETS EQUITY
                                                           SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                                            (CLASS E)            (CLASS A)        (CLASS A)
                                                      --------------------  ------------------  --------------
ASSETS:
   Investments at fair value                                $1,133,740           $207,446           $4,106
   Due from MetLife Insurance Company of Connecticut                --                 --               --
                                                            ----------           --------           ------
         Total Assets                                        1,133,740            207,446            4,106
                                                            ----------           --------           ------
LIABILITIES:
   Other payables
      Insurance charges                                            185                 31               --
      Administrative fees                                           14                  3               --
   Due to MetLife Insurance Company of Connecticut                  --                 --               --
                                                            ----------           --------           ------
         Total Liabilities                                         199                 34               --
                                                            ----------           --------           ------
NET ASSETS                                                  $1,133,541           $207,412           $4,106
                                                            ==========           ========           ======

   The accompanying notes are an integral part of these financial statements.

                                                      MIST MFS RESEARCH     MIST       MIST NEUBERGER      MIST OPPENHEIMER
                                                        INTERNATIONAL     MFS VALUE  BERMAN REAL ESTATE  CAPITAL APPRECIATION
                                                          SUBACCOUNT     SUBACCOUNT      SUBACCOUNT           SUBACCOUNT
                                                          (CLASS B)       (CLASS A)       (CLASS A)            (CLASS B)
                                                      -----------------  ----------  ------------------  --------------------
ASSETS:
   Investments at fair value                              $2,258,974     $5,334,259      $3,399,773           $1,729,288
   Due from MetLife Insurance Company of Connecticut              --             --              --                   --
                                                          ----------     ----------      ----------           ----------
         Total Assets                                      2,258,974      5,334,259       3,399,773            1,729,288
                                                          ----------     ----------      ----------           ----------
LIABILITIES:
   Other payables
      Insurance charges                                          323            814             543                  279
      Administrative fees                                         28             66              41                   21
   Due to MetLife Insurance Company of Connecticut                --             --              --                   --
                                                          ----------     ----------      ----------           ----------
         Total Liabilities                                       351            880             584                  300
                                                          ----------     ----------      ----------           ----------
NET ASSETS                                                $2,258,623     $5,333,379      $3,399,189           $1,728,988
                                                          ==========     ==========      ==========           ==========

   The accompanying notes are an integral part of these financial statements.

                                                           MIST PIMCO
                                                      INFLATION PROTECTED      MIST        MIST PIONEER    MIST THIRD AVENUE
                                                              BOND         PIONEER FUND  STRATEGIC INCOME   SMALL CAP VALUE
                                                           SUBACCOUNT       SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                            (CLASS A)        (CLASS A)       (CLASS A)         (CLASS B)
                                                      -------------------  ------------  ----------------  -----------------
ASSETS:
   Investments at fair value                              $20,426,026       $2,197,992     $12,657,455        $15,893,353
   Due from MetLife Insurance Company of Connecticut               --               --              --                 --
                                                          -----------       ----------     -----------        -----------
         Total Assets                                      20,426,026        2,197,992      12,657,455         15,893,353
                                                          -----------       ----------     -----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                                         3,015              342           1,991              2,421
      Administrative fees                                         251               27             156                197
   Due to MetLife Insurance Company of Connecticut                 --               --              --                 --
                                                          -----------       ----------     -----------        -----------
         Total Liabilities                                      3,266              369           2,147              2,618
                                                          -----------       ----------     -----------        -----------
NET ASSETS                                                $20,422,760       $2,197,623     $12,655,308        $15,890,735
                                                          ===========       ==========     ===========        ===========

                                                        MSF BLACKROCK    MSF BLACKROCK
                                                      AGGRESSIVE GROWTH   BOND INCOME
                                                          SUBACCOUNT      SUBACCOUNT
                                                          (CLASS D)        (CLASS A)
                                                      -----------------  -------------
ASSETS:
   Investments at fair value                              $3,413,156       $1,170,059
   Due from MetLife Insurance Company of Connecticut              --               --
                                                          ----------       ----------
         Total Assets                                      3,413,156        1,170,059
                                                          ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                                          525              187
      Administrative fees                                         42               14
   Due to MetLife Insurance Company of Connecticut                --               --
                                                          ----------       ----------
         Total Liabilities                                       567              201
                                                          ----------       ----------
NET ASSETS                                                $3,412,589       $1,169,858
                                                          ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                      MSF BLACKROCK BOND  MSF BLACKROCK      MSF CAPITAL           MSF
                                                            INCOME         MONEY MARKET  GUARDIAN U.S. EQUITY  FI LARGE CAP
                                                          SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                           (CLASS E)        (CLASS A)          (CLASS A)         (CLASS A)
                                                      ------------------  -------------  --------------------  -------------
ASSETS:
   Investments at fair value                              $15,083,515       $3,770,562         $782,057         $3,928,141
   Due from MetLife Insurance Company of Connecticut               --               --               --                 --
                                                          -----------       ----------         --------         ----------
         Total Assets                                      15,083,515        3,770,562          782,057              3,928
                                                          -----------       ----------         --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                                         2,236              621              113                586
      Administrative fees                                         185               46                9                 48
   Due to MetLife Insurance Company of Connecticut                 --               --               --                 --
                                                          -----------       ----------         --------         ----------
         Total Liabilities                                      2,421              667              122                634
                                                          -----------       ----------         --------         ----------
NET ASSETS                                                $15,081,094       $3,769,895         $781,935         $3,927,507
                                                          ===========       ==========         ========         ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                            MSF METLIFE       MSF METLIFE
                                                          MSF FI          MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                                                      VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                                        SUBACCOUNT         SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                        (CLASS D)          (CLASS B)         (CLASS B)         (CLASS B)
                                                      -------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value                           $13,958,013         $1,133,286        $2,539,793        $2,246,334
   Due from MetLife Insurance Company of Connecticut            --                 --                --                --
                                                       -----------         ----------        ----------        ----------
         Total Assets                                   13,958,013          1,133,286         2,539,793         2,246,334
                                                       -----------         ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                      2,065                189               398               362
      Administrative fees                                      173                 14                31                28
   Due to MetLife Insurance Company of Connecticut              --                 --                --                --
                                                       -----------         ----------        ----------        ----------
         Total Liabilities                                   2,238                203               429               390
                                                       -----------         ----------        ----------        ----------
NET ASSETS                                             $13,955,775         $1,133,083        $2,539,364        $2,245,944
                                                       ===========         ==========        ==========        ==========

                                                               MSF             MSF METLIFE
                                                        METLIFE MODERATE       MODERATE TO
                                                           ALLOCATION     AGGRESSIVE ALLOCATION
                                                           SUBACCOUNT           SUBACCOUNT
                                                            (CLASS B)           (CLASS B)
                                                        ----------------  ---------------------
ASSETS:
   Investments at fair value                                $3,556,438          $2,957,759
   Due from MetLife Insurance Company of Connecticut                --                  --
                                                            ----------          ----------
         Total Assets                                        3,556,438           2,957,759
                                                            ----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                                            529                 442
      Administrative fees                                           44                  37
   Due to MetLife Insurance Company of Connecticut                  --                  --
                                                            ----------          ----------
         Total Liabilities                                         573                 479
                                                            ----------          ----------
NET ASSETS                                                  $3,555,865          $2,957,280
                                                            ==========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                      MSF MFS TOTAL  MSF MFS TOTAL  MSF OPPENHEIMER  MSF T. ROWE PRICE
                                                         RETURN          RETURN      GLOBAL EQUITY    LARGE CAP GROWTH
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                        (CLASS B)      (CLASS F)       (CLASS B)         (CLASS B)
                                                      -------------  -------------  ---------------  -----------------
ASSETS:
   Investments at fair value                             $46,142      $44,936,573     $15,634,388        $2,198,691
   Due from MetLife Insurance Company of Connecticut          --               --              --                --
                                                         -------      -----------     -----------        ----------
         Total Assets                                     46,142       44,936,573      15,634,388         2,198,691
                                                         -------      -----------     -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                        7            6,654           2,495               308
      Administrative fees                                      1              555             194                27
   Due to MetLife Insurance Company of Connecticut            --               --              --                --
                                                         -------      -----------     -----------        ----------
         Total Liabilities                                     8            7,209           2,689               335
                                                         -------      -----------     -----------        ----------
NET ASSETS                                               $46,134      $44,929,364     $15,631,699        $2,198,356
                                                         =======      ===========     ===========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                      MSF WESTERN ASSET
                                                       MANAGEMENT U.S.           PIMCO           PIONEER BOND  PIONEER CULLEN VALUE
                                                          GOVERNMENT        VIT TOTAL RETURN         VCT               VCT
                                                          SUBACCOUNT           SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                          (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)        (CLASS II)
                                                      -----------------  ----------------------  ------------  --------------------
ASSETS:
   Investments at fair value                             $259,966              $63,551,886        $1,555,895         $845,528
   Due from MetLife Insurance Company of Connecticut           --                       --                --               --
                                                         --------              -----------        ----------         --------
         Total Assets                                     259,966               63,551,886         1,555,895          845,528
                                                         --------              -----------        ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                                        41                    9,264               249              138
      Administrative fees                                       3                      781                19               10
   Due to MetLife Insurance Company of Connecticut             --                       --                --               --
                                                         --------              -----------        ----------         --------
         Total Liabilities                                     44                   10,045               268              148
                                                         --------              -----------        ----------         --------
NET ASSETS                                               $259,922              $63,541,841        $1,555,627         $845,380
                                                         ========              ===========        ==========         ========

                                                      PIONEER EMERGING  PIONEER EQUITY
                                                        MARKETS VCT       INCOME VCT
                                                         SUBACCOUNT       SUBACCOUNT
                                                         (CLASS II)       (CLASS II)
                                                      ----------------  --------------
ASSETS:
   Investments at fair value                               $894,281       $2,308,862
   Due from MetLife Insurance Company of Connecticut             --               --
                                                           --------       ----------
         Total Assets                                       894,281        2,308,862
                                                           --------       ----------
LIABILITIES:
   Other payables
      Insurance charges                                         154              376
      Administrative fees                                        11               29
   Due to MetLife Insurance Company of Connecticut               --               --
                                                           --------       ----------
         Total Liabilities                                      165              405
                                                           --------       ----------
NET ASSETS                                                 $894,116       $2,308,457
                                                           ========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                               PIONEER IBBOTSON
                                                      PIONEER FUND  PIONEER GLOBAL HIGH  PIONEER HIGH YIELD  AGGRESSIVE ALLOCATION
                                                           VCT           YIELD VCT               VCT                  VCT
                                                       SUBACCOUNT       SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                                       (CLASS II)       (CLASS II)           (CLASS II)           (CLASS II)
                                                      ------------  -------------------  ------------------  ---------------------
ASSETS:
   Investments at fair value                           $2,007,976        $2,769,059          $2,568,451              $813,824
   Due from MetLife Insurance Company of Connecticut           --                --                  --                    --
                                                       ----------        ----------          ----------              --------
         Total Assets                                   2,007,976         2,769,059           2,568,451               813,824
                                                       ----------        ----------          ----------              --------
LIABILITIES:
   Other payables
      Insurance charges                                       350               505                 425                   136
      Administrative fees                                      25                34                  32                    10
   Due to MetLife Insurance Company of Connecticut             --                --                  --                    --
                                                       ----------        ----------          ----------              --------
         Total Liabilities                                    375               539                 457                   146
                                                       ----------        ----------          ----------              --------
NET ASSETS                                             $2,007,601        $2,768,520          $2,567,994              $813,678
                                                       ==========        ==========          ==========              ========

   The accompanying notes are an integral part of these financial statements.

                                                       PIONEER IBBOTSON  PIONEER IBBOTSON
                                                      GROWTH ALLOCATION      MODERATE      PIONEER INDEPENDENCE
                                                             VCT          ALLOCATION VCT            VCT
                                                          SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                          (CLASS II)        (CLASS II)          (CLASS II)
                                                      -----------------  ----------------  --------------------
ASSETS:
   Investments at fair value                              $18,141,276       $8,891,895           $143,701
   Due from MetLife Insurance Company of Connecticut               --               --                 --
                                                          -----------       ----------           --------
         Total Assets                                      18,141,276        8,891,895            143,701
                                                          -----------       ----------           --------
LIABILITIES:
   Other payables
      Insurance charges                                         3,578            1,695                 23
      Administrative fees                                         224              110                  2
   Due to MetLife Insurance Company of Connecticut                 --               --                 --
                                                          -----------       ----------           --------
         Total Liabilities                                      3,802            1,805                 25
                                                          -----------       ----------           --------
NET ASSETS                                                $18,137,474       $8,890,090           $143,676
                                                          ===========       ==========           ========

                                                                                              PIONEER OAK RIDGE
                                                      PIONEER INTERNATIONAL  PIONEER MID CAP  LARGE CAP GROWTH
                                                            VALUE VCT           VALUE VCT            VCT
                                                            SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                            (CLASS II)         (CLASS II)        (CLASS II)
                                                      ---------------------  ---------------  -----------------
ASSETS:
   Investments at fair value                                 $881,814           $2,020,234        $1,117,322
   Due from MetLife Insurance Company of Connecticut               --                   --                --
                                                             --------           ----------        ----------
         Total Assets                                         881,814            2,020,234         1,117,322
                                                             --------           ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                           142                  323               189
      Administrative fees                                          11                   25                14
   Due to MetLife Insurance Company of Connecticut                 --                   --                --
                                                             --------           ----------        ----------
         Total Liabilities                                        153                  348               203
                                                             --------           ----------        ----------
NET ASSETS                                                   $881,661           $2,019,886        $1,117,119
                                                             ========           ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                      PIONEER REAL ESTATE  PIONEER SMALL CAP  PIONEER STRATEGIC  PUTNAM VT DISCOVERY
                                                           SHARES VCT          VALUE VCT          INCOME VCT            GROWTH
                                                           SUBACCOUNT          SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                           (CLASS II)          (CLASS II)         (CLASS II)          (CLASS IB)
                                                      -------------------  -----------------  -----------------  -------------------
ASSETS:
   Investments at fair value                                $621,963            $692,526          $3,427,423           $73,421
   Due from MetLife Insurance Company of Connecticut              --                  --                  --                --
                                                            --------            --------          ----------           -------
         Total Assets                                        621,963             692,526           3,427,423            73,421
                                                            --------            --------          ----------           -------
LIABILITIES:
   Other payables
      Insurance charges                                          101                 116                 570                 9
      Administrative fees                                          8                   9                  42                 1
   Due to MetLife Insurance Company of Connecticut                --                  --                  --                --
                                                            --------            --------          ----------           -------
         Total Liabilities                                       109                 125                 612                10
                                                            --------            --------          ----------           -------
NET ASSETS                                                  $621,854            $692,401          $3,426,811           $73,411
                                                            ========            ========          ==========           =======

   The accompanying notes are an integral part of these financial statements.

                                                      VAN KAMPEN LIT  VAN KAMPEN LIT   VAN KAMPEN LIT
                                                         COMSTOCK       ENTERPRISE    STRATEGIC GROWTH
                                                        SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                        (CLASS II)      (CLASS II)        (CLASS I)
                                                      --------------  --------------  ----------------
ASSETS:
   Investments at fair value                            $1,288,870         $2,521        $1,094,977
   Due from MetLife Insurance Company of Connecticut            --              4                --
                                                        ----------         ------        ----------
         Total Assets                                    1,288,870          2,525         1,094,977
                                                        ----------         ------        ----------
LIABILITIES:
   Other payables
      Insurance charges                                        213             --               145
      Administrative fees                                       16             --                13
   Due to MetLife Insurance Company of Connecticut              --             --                --
                                                        ----------         ------        ----------
         Total Liabilities                                     229             --               158
                                                        ----------         ------        ----------
NET ASSETS                                              $1,288,641         $2,525        $1,094,819
                                                        ==========         ======        ==========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP  AIM V.I. CAPITAL                        AMERICAN FUNDS
                                                CORE EQUITY      APPRECIATION    AIM V.I. CORE EQUITY   GLOBAL GROWTH
                                                SUBACCOUNT        SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                (SERIES II)     (SERIES II) (a)     (SERIES I) (a)        (CLASS 2)
                                             ----------------  ----------------  --------------------  --------------
INVESTMENT INCOME:
   Dividends                                     $   157          $      --            $     --          $  922,384
                                                 -------          ---------            --------          ----------
EXPENSES:
   Mortality and expense risk charges              6,910              7,117                 496             627,016
   Administrative charges                            522                541                  58              50,850
                                                 -------          ---------            --------          ----------
      Total expenses                               7,432              7,658                 554             677,866
                                                 -------          ---------            --------          ----------
         Net investment income (loss)             (7,275)            (7,658)               (554)            244,518
                                                 -------          ---------            --------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                     4,730                 --                  --           1,380,630
   Realized gains (losses) on sale of
      investments                                  6,358            244,371              18,237             908,454
                                                 -------          ---------            --------          ----------
         Net realized gains (losses)              11,088            244,371              18,237           2,289,084
                                                 -------          ---------            --------          ----------
   Change in unrealized gains (losses) on
      investments                                 19,725           (165,502)             (9,269)          1,371,714
                                                 -------          ---------            --------          ----------
   Net increase (decrease) in net assets
      resulting from operations                  $23,538          $  71,211            $  8,414          $3,905,316
                                                 =======          =========            ========          ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS                          DREYFUS VIF
                                                 GROWTH       GROWTH-INCOME  CREDIT SUISSE TRUST    APPRECIATION
                                               SUBACCOUNT      SUBACCOUNT     EMERGING MARKETS       SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)      SUBACCOUNT (a)     (INITIAL SHARES)
                                             --------------  --------------  -------------------  ----------------
INVESTMENT INCOME:
   Dividends                                  $   668,157      $ 1,289,173          $    --            $  7,566
                                              -----------      -----------          -------            --------
EXPENSES:
   Mortality and expense risk charges           1,616,780        1,609,936               81               9,559
   Administrative charges                         130,638          130,422                7                 739
                                              -----------      -----------          -------            --------
      Total expenses                            1,747,418        1,740,358               88              10,298
                                              -----------      -----------          -------            --------
         Net investment income (loss)          (1,079,261)        (451,185)             (88)             (2,732)
                                              -----------      -----------          -------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                  5,922,249        2,826,090               --                  --
   Realized gains (losses) on sale of
      investments                               2,333,295        1,887,822            9,234               7,738
                                              -----------      -----------          -------            --------
         Net realized gains (losses)            8,255,544        4,713,912            9,234               7,738
                                              -----------      -----------          -------            --------
   Change in unrealized gains (losses) on
      investments                               1,139,248       (1,639,529)          (8,446)             18,996
                                              -----------      -----------          -------            --------
   Net increase (decrease) in net assets
      resulting from operations               $ 8,315,531      $ 2,623,198          $   700            $ 24,002
                                              ===========      ===========          =======            ========

                                                 DREYFUS VIF        FIDELITY VIP
                                             DEVELOPING LEADERS      CONTRAFUND
                                                 SUBACCOUNT          SUBACCOUNT
                                              (INITIAL SHARES)   (SERVICE CLASS 2)
                                             ------------------  -----------------
INVESTMENT INCOME:
   Dividends                                     $   3,539          $   25,237
                                                 ---------          ----------
EXPENSES:
   Mortality and expense risk charges                9,257              70,188
   Administrative charges                              715               5,215
                                                 ---------          ----------
      Total expenses                                 9,972              75,403
                                                 ---------          ----------
         Net investment income (loss)               (6,433)            (50,166)
                                                 ---------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                      61,877             863,369
   Realized gains (losses) on sale of
      investments                                   (2,336)            151,709
                                                 ---------          ----------
         Net realized gains (losses)                59,541           1,015,078
                                                 ---------          ----------
   Change in unrealized gains (losses) on
      investments                                 (115,648)           (484,030)
                                                 ---------          ----------
   Net increase (decrease) in net assets
      resulting from operations                  $ (62,540)         $  480,882
                                                 =========          ==========

   The accompanying notes are an integral part of these financial statements.

                                            FIDELITY VIP   FIDELITY VIP DYNAMIC    FIDELITY VIP      FTVIPT FRANKLIN
                                             CONTRAFUND    CAPITAL APPRECIATION       MID CAP       INCOME SECURITIES
                                             SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                          (SERVICE CLASS)    (SERVICE CLASS 2)   (SERVICE CLASS 2)      (CLASS 2)
                                          ---------------  --------------------  -----------------  -----------------
INVESTMENT INCOME:
   Dividends                                $   294,999           $    92            $  143,342          $ 446,920
                                            -----------           -------            ----------          ---------
EXPENSES:
   Mortality and expense risk charges           666,342             1,553               534,745            248,512
   Administrative charges                        53,071               125                43,656             19,794
                                            -----------           -------            ----------          ---------
      Total expenses                            719,413             1,678               578,401            268,306
                                            -----------           -------            ----------          ---------
         Net investment income (loss)          (424,414)           (1,586)             (435,059)           178,614
                                            -----------           -------            ----------          ---------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                8,817,930             8,772             2,675,111             82,883
   Realized gains (losses) on sale of
      investments                               868,792             2,996               813,103            100,946
                                            -----------           -------            ----------          ---------
         Net realized gains (losses)          9,686,722            11,768             3,488,214            183,829
                                            -----------           -------            ----------          ---------
   Change in unrealized gains (losses)
      on investments                         (4,324,818)           (6,264)              497,404           (223,940)
                                            -----------           -------            ----------          ---------
   Net increase (decrease) in net assets
      resulting from operations             $ 4,937,490           $ 3,918            $3,550,559          $ 138,503
                                            ===========           =======            ==========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          FTVIPT FRANKLIN    FTVIPT FRANKLIN     FTVIPT TEMPLETON
                                          RISING DIVIDENDS    SMALL-MID CAP     DEVELOPING MARKETS   FTVIPT TEMPLETON
                                             SECURITIES     GROWTH SECURITIES       SECURITIES      FOREIGN SECURITIES
                                             SUBACCOUNT         SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                             (CLASS 2)          (CLASS 2)           (CLASS 2)           (CLASS 2)
                                          ----------------   -----------------  ------------------   ------------------
INVESTMENT INCOME:
   Dividends                                   $  89,679           $      --          $  388,561          $  566,142
                                               ---------           ---------          ----------          ----------
EXPENSES:
   Mortality and expense risk charges             77,095             125,534             328,598             539,866
   Administrative charges                          5,683              10,646              26,423              43,513
                                               ---------           ---------          ----------          ----------
      Total expenses                              82,778             136,180             355,021             583,379
                                               ---------           ---------          ----------          ----------
         Net investment income (loss)              6,901            (136,180)             33,540             (17,237)
                                               ---------           ---------          ----------          ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    55,004             512,901           1,335,146           1,291,300
   Realized gains (losses) on sale of
      investments                                 61,698             208,960           1,053,977             758,769
                                               ---------           ---------          ----------          ----------
         Net realized gains (losses)             116,702             721,861           2,389,123           2,050,069
                                               ---------           ---------          ----------          ----------
   Change in unrealized gains (losses)
      on investments                            (301,271)             31,153           1,550,085           1,541,731
                                               ---------           ---------          ----------          ----------
   Net increase (decrease) in net assets
      resulting from operations                $(177,668)          $ 616,834          $3,972,748          $3,574,563
                                               =========           =========          ==========          ==========

                                          JANUS ASPEN GLOBAL  JANUS ASPEN GLOBAL
                                            LIFE SCIENCES         TECHNOLOGY
                                              SUBACCOUNT          SUBACCOUNT
                                           (SERVICE SHARES)    (SERVICE SHARES)
                                          ------------------  ------------------
INVESTMENT INCOME:
   Dividends                                     $   --            $   399
                                                 ------            -------
EXPENSES:
   Mortality and expense risk charges               195              2,509
   Administrative charges                            17                195
                                                 ------            -------
      Total expenses                                212              2,704
                                                 ------            -------
         Net investment income (loss)              (212)            (2,305)
                                                 ------            -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
Realized gain distributions                          --                 --
Realized gains (losses) on sale of
   investments                                       80             15,933
                                                 ------            -------
         Net realized gains (losses)                 80             15,933
                                                 ------            -------
   Change in unrealized gains (losses)
      on investments                              2,149              9,073
                                                 ------            -------
   Net increase (decrease) in net assets
      resulting from operations                  $2,017            $22,701
                                                 ======            =======

   The accompanying notes are an integral part of these financial statements.

                                             JANUS ASPEN      JANUS ASPEN       LMPIS PREMIER           LMPVET
                                           MID CAP GROWTH   WORLDWIDE GROWTH  SELECTIONS ALL CAP  AGGRESSIVE GROWTH
                                             SUBACCOUNT        SUBACCOUNT           GROWTH            SUBACCOUNT
                                          (SERVICE SHARES)  (SERVICE SHARES)    SUBACCOUNT (a)         (CLASS I)
                                          ----------------  ----------------  ------------------  ------------------
INVESTMENT INCOME:
   Dividends                                   $    946           $   416            $    228        $        --
                                               --------           -------            --------        -----------
EXPENSES:
   Mortality and expense risk charges            21,812             1,281               2,165            923,332
   Administrative charges                         1,935               112                 182             78,106
                                               --------           -------            --------        -----------
      Total expenses                             23,747             1,393               2,347          1,001,438
                                               --------           -------            --------        -----------
         Net investment income (loss)           (22,801)             (977)             (2,119)        (1,001,438)
                                               --------           -------            --------        -----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    6,459                --              25,554            275,654
   Realized gains (losses) on sale of
      investments                                69,119            10,026              39,184          1,967,204
                                               --------           -------            --------        -----------
         Net realized gains (losses)             75,578            10,026              64,738          2,242,858
                                               --------           -------            --------        -----------
   Change in unrealized gains (losses)
      on investments                            169,981            (2,617)            (46,883)        (1,385,829)
                                               --------           -------            --------        -----------
   Net increase (decrease) in net assets
      resulting from operations                $222,758           $ 6,432            $ 15,736        $  (144,409)
                                               ========           =======            ========        ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                LMPVET          LMPVET         LMPVET
                                          AGGRESSIVE GROWTH  APPRECIATION   APPRECIATION     LMPVET          LMPVET
                                              SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      CAPITAL    DIVIDEND STRATEGY
                                            (CLASS II) (b)     (CLASS I)   (CLASS II) (b)   SUBACCOUNT      SUBACCOUNT
                                          -----------------  ------------  --------------  -----------  -----------------

INVESTMENT INCOME:
   Dividends                                   $     --       $  232,245     $  75,169     $   280,884       $ 55,912
                                               --------       ----------     ---------     -----------       --------
EXPENSES:
   Mortality and expense risk charges            25,849          399,601        25,151       1,407,624         47,968
   Administrative charges                         1,923           33,874         2,026         114,181          4,042
                                               --------       ----------     ---------     -----------       --------
      Total expenses                             27,772          433,475        27,177       1,521,805         52,010
                                               --------       ----------     ---------     -----------       --------
         Net investment income (loss)           (27,772)        (201,230)       47,992      (1,240,921)         3,902
                                               --------       ----------     ---------     -----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                   10,182        1,797,819       696,883       3,879,911             --
   Realized gains (losses) on sale of
      investments                                (1,593)         713,211        (5,809)      1,625,172         69,176
                                               --------       ----------     ---------     -----------       --------
         Net realized gains (losses)              8,589        2,511,030       691,074       5,505,083         69,176
                                               --------       ----------     ---------     -----------       --------
   Change in unrealized gains (losses)
      on investments                            (73,281)        (912,313)     (620,382)     (4,147,597)        30,289
                                               --------       ----------     ---------     -----------       --------
   Net increase (decrease) in net assets
      resulting from operations                $(92,464)      $1,397,487     $ 118,684     $   116,565       $103,367
                                               ========       ==========     =========     ===========       ========
                                             LMPVET
                                          EQUITY INDEX
                                           SUBACCOUNT
                                           (CLASS II)
                                          ------------
INVESTMENT INCOME:
   Dividends                               $ 183,032
                                           ---------
EXPENSES:
   Mortality and expense risk charges        221,599
   Administrative charges                     18,145
                                           ---------
      Total expenses                         239,744
                                           ---------
         Net investment income (loss)        (56,712)
                                           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions               529,944
   Realized gains (losses) on sale of
      investments                            447,442
                                           ---------
         Net realized gains (losses)         977,386
                                           ---------
   Change in unrealized gains (losses)
      on investments                        (558,820)
                                           ---------
   Net increase (decrease) in net assets
      resulting from operations            $ 361,854
                                           =========


   The accompanying notes are an integral part of these financial statements.

                                                  LMPVET                             LMPVET         LMPVET
                                             FUNDAMENTAL VALUE      LMPVET     INTERNATIONAL ALL   INVESTORS
                                                 SUBACCOUNT     GLOBAL EQUITY   CAP OPPORTUNITY   SUBACCOUNT
                                                 (CLASS I)        SUBACCOUNT      SUBACCOUNT       (CLASS I)
                                             -----------------  -------------  -----------------  ----------
INVESTMENT INCOME:
   Dividends                                    $   578,868       $  153,563        $  1,776      $  92,774
                                                -----------       ----------        --------      ---------
EXPENSES:
   Mortality and expense risk charges               842,549          519,639           2,902        132,106
   Administrative charges                            70,468           42,177             318         11,190
                                                -----------       ----------        --------      ---------
      Total expenses                                913,017          561,816           3,220        143,296
                                                -----------       ----------        --------      ---------
         Net investment income (loss)              (334,149)        (408,253)         (1,444)       (50,522)
                                                -----------       ----------        --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    2,265,449        1,313,362          92,983        198,046
   Realized gains (losses) on sale of
      investments                                   826,471          627,968          18,548        243,938
                                                -----------       ----------        --------      ---------
         Net realized gains (losses)              3,091,920        1,941,330         111,531        441,984
                                                -----------       ----------        --------      ---------
   Change in unrealized gains (losses)
      on investments                             (3,575,933)        (755,466)        (98,109)      (279,362)
                                                -----------       ----------        --------      ---------
   Net increase (decrease) in net assets
      resulting from operations                 $  (818,162)      $  777,611        $ 11,978      $ 112,100
                                                ===========       ==========        ========      =========

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               LMPVET                   LMPVET MULTIPLE    LMPVET
                                              LARGE CAP     LMPVET        DISCIPLINE      SMALL CAP    LMPVET        LMPVPI
                                               GROWTH    MID CAP CORE  SUBACCOUNT-LARGE    GROWTH      SOCIAL       ALL CAP
                                             SUBACCOUNT   SUBACCOUNT    CAP GROWTH AND   SUBACCOUNT   AWARENESS    SUBACCOUNT
                                              (CLASS I)    (CLASS I)       VALUE (c)      (CLASS I)  SUBACCOUNT  (CLASS I) (a)
                                             ----------  ------------  ----------------  ----------  ----------  -------------
INVESTMENT INCOME:
   Dividends                                 $   4,920   $    42,004      $    54,525    $      --    $  1,430    $    36,406
                                             ---------   -----------      -----------    ---------    --------    -----------
EXPENSES:
   Mortality and expense risk charges          227,249       191,807          166,213      117,950       1,748         72,198
   Administrative charges                       19,175        16,380           13,373        9,939         127          6,086
                                             ---------   -----------      -----------    ---------    --------    -----------
      Total expenses                           246,424       208,187          179,586      127,889       1,875         78,284
                                             ---------   -----------      -----------    ---------    --------    -----------
         Net investment income (loss)         (241,504)     (166,183)        (125,061)    (127,889)       (445)       (41,878)
                                             ---------   -----------      -----------    ---------    --------    -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                      --     1,932,383          464,101      536,146      16,585        631,138
   Realized gains (losses) on sale of
      investments                              448,546       303,643        1,198,330      109,861         695      2,753,243
                                             ---------   -----------      -----------    ---------    --------    -----------
         Net realized gains (losses)           448,546     2,236,026        1,662,431      646,007      17,280      3,384,381
                                             ---------   -----------      -----------    ---------    --------    -----------
   Change in unrealized gains (losses)
      on investments                           224,750    (1,508,376)      (1,351,344)    (180,580)    (10,228)    (2,746,750)
                                             ---------   -----------      -----------    ---------    --------    -----------
   Net increase (decrease) in net assets
      resulting from operations              $ 431,792   $   561,467      $   186,026    $ 337,538    $  6,607    $   595,753
                                             =========   ===========      ===========    =========    ========    ===========

   The accompanying notes are an integral part of these financial statements.

                                                             LMPVPII GROWTH   LMPVPV SMALL    LMPVPI LARGE
                                             LMPVPI ALL CAP    AND INCOME      CAP GROWTH      CAP GROWTH
                                               SUBACCOUNT      SUBACCOUNT     OPPORTUNITIES    SUBACCOUNT
                                             (CLASS II) (a)   (CLASS I) (a)  SUBACCOUNT (a)  (CLASS I) (a)
                                             --------------  --------------  --------------  -------------
INVESTMENT INCOME:
   Dividends                                    $     79        $     71       $     953       $     --
                                                --------        --------       ---------       --------

EXPENSES:
   Mortality and expense risk charges              1,403             766          22,306          2,303
   Administrative charges                             98              59           1,940            172
                                                --------        --------       ---------       --------
      Total expenses                               1,501             825          24,246          2,475
                                                --------        --------       ---------       --------
         Net investment income (loss)             (1,422)           (754)        (23,293)        (2,475)
                                                --------        --------       ---------       --------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                    10,802           5,068         136,725             --
   Realized gains (losses) on sale of
      investments                                 16,932          27,491         495,909         63,223
                                                --------        --------       ---------       --------
         Net realized gains (losses)              27,734          32,559         632,634         63,223
                                                --------        --------       ---------       --------
   Change in unrealized gains (losses)
      on investments                             (16,770)        (26,839)       (349,278)       (46,766)
                                                --------        --------       ---------       --------
   Net increase (decrease) in net assets
      resulting from operations                 $  9,542        $  4,966       $ 260,063       $ 13,982
                                                ========        ========       =========       ========

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 9, 2007.

(d) For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPII            LMPVPII             LMPVET
                                             AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  CAPITAL AND INCOME
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                               (CLASS I) (a)      (CLASS II) (a)       (CLASS II)
                                             -----------------  -----------------  ------------------
INVESTMENT INCOME:
   Dividends                                     $      --          $      --         $   772,362
                                                 ---------          ---------         -----------
EXPENSES:
   Mortality and expense risk charges                5,392             12,464           1,298,237
   Administrative charges                              394                927             104,506
                                                 ---------          ---------         -----------
      Total expenses                                 5,786             13,391           1,402,743
                                                 ---------          ---------         -----------
         Net investment income (loss)               (5,786)           (13,391)           (630,381)
                                                 ---------          ---------         -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                       2,086              4,998          10,296,622
   Realized gains (losses) on sale of
      investments                                  235,148            442,986           1,707,854
                                                 ---------          ---------         -----------
         Net realized gains (losses)               237,234            447,984          12,004,476
                                                 ---------          ---------         -----------
   Change in unrealized gains (losses)
      on investments                              (204,154)          (371,525)         (8,994,163)
                                                 ---------          ---------         -----------
   Net increase (decrease) in net assets
      resulting from operations                  $  27,294          $  63,068         $ 2,379,932
                                                 =========          =========         ===========

                                                  LMPVIT           LMPVIT
                                             ADJUSTABLE RATE     DIVERSIFIED       LMPVIT
                                                  INCOME      STRATEGIC INCOME   HIGH INCOME
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             ---------------  ----------------  ------------
INVESTMENT INCOME:
   Dividends                                    $ 250,731         $ 574,764     $ 1,787,856
                                                ---------         ---------     -----------
EXPENSES:
   Mortality and expense risk charges             104,164           202,363         382,256
   Administrative charges                           8,334            17,654          31,820
                                                ---------         ---------     -----------
      Total expenses                              112,498           220,017         414,076
                                                ---------         ---------     -----------
         Net investment income (loss)             138,233           354,747       1,373,780
                                                ---------         ---------     -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                         --                --              --
   Realized gains (losses) on sale of
      investments                                  (1,344)          (60,107)        (45,092)
                                                ---------         ---------     -----------
         Net realized gains (losses)               (1,344)          (60,107)        (45,092)
                                                ---------         ---------     -----------
   Change in unrealized gains (losses)
      on investments                             (169,498)         (280,376)     (1,655,019)
                                                ---------         ---------     -----------
   Net increase (decrease) in net assets
      resulting from operations                 $ (32,609)        $  14,264     $  (326,331)
                                                =========         =========     ===========

   The accompanying notes are an integral part of these financial statements.

                                                               LMPVPI         LMPVPIII        LORD ABBETT
                                                LMPVIT      TOTAL RETURN     LARGE CAP     GROWTH AND INCOME
                                             MONEY MARKET    SUBACCOUNT        VALUE          SUBACCOUNT
                                              SUBACCOUNT   (CLASS II) (a)  SUBACCOUNT (a)   (CLASS VC) (a)
                                             ------------  --------------  --------------  -----------------
INVESTMENT INCOME:
   Dividends                                   $615,265        $  3,660       $   3,570        $        --
                                               --------        --------       ---------        -----------
EXPENSES:
   Mortality and expense risk charges           223,386           4,146           3,993             48,714
   Administrative charges                        19,288             306             448              3,737
                                               --------        --------       ---------        -----------
      Total expenses                            242,674           4,452           4,441             52,451
                                               --------        --------       ---------        -----------
         Net investment income (loss)           372,591            (792)           (871)           (52,451)
                                               --------        --------       ---------        -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                       --           4,143              --                 --
   Realized gains (losses) on sale of
      investments                                    --          63,216         201,485          1,165,633
                                               --------        --------       ---------        -----------
         Net realized gains (losses)                 --          67,359         201,485          1,165,633
                                               --------        --------       ---------        -----------
   Change in unrealized gains (losses) on
      investments                                    --         (49,681)       (153,153)          (832,439)
                                               --------        --------       ---------        -----------
   Net increase (decrease) in net assets
      resulting from operations                $372,591        $ 16,886       $  47,461        $   280,743
                                               ========        ========       =========        ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               LORD ABBETT   MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK  MIST BLACKROCK
                                              MID-CAP VALUE    MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE  LARGE-CAP CORE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                             (CLASS VC) (a)      (CLASS A)        (CLASS A)     (CLASS E) (b)   (CLASS A) (a)
                                             --------------  -----------------  --------------  --------------  --------------
INVESTMENT INCOME:
   Dividends                                   $       --        $  2,171          $113,178         $     --       $  14,597
                                               ----------        --------          --------         --------       ---------
EXPENSES:
   Mortality and expense risk charges              81,537          12,914            24,329           24,245          11,003
   Administrative charges                           6,448             998             1,934            2,137             969
                                               ----------        --------          --------         --------       ---------
      Total expenses                               87,985          13,912            26,263           26,382          11,972
                                               ----------        --------          --------         --------       ---------
         Net investment income (loss)             (87,985)        (11,741)           86,915          (26,382)          2,625
                                               ----------        --------          --------         --------       ---------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                         --          86,577                --               --         127,173
   Realized gains (losses) on sale of
      investments                               2,247,422         (11,691)            5,191             (675)         92,890
                                               ----------        --------          --------         --------       ---------
         Net realized gains (losses)            2,247,422          74,886             5,191             (675)        220,063
                                               ----------        --------          --------         --------       ---------
   Change in unrealized gains (losses) on
      investments                                (858,749)        (29,600)          (91,562)          20,287        (124,773)
                                               ----------        --------          --------         --------       ---------
   Net increase (decrease) in net assets
      resulting from operations                $1,300,688        $ 33,545          $    544         $ (6,770)      $  97,915
                                               ==========        ========          ========         ========       =========

                                               MIST DREMAN
                                             SMALL-CAP VALUE
                                                SUBACCOUNT
                                                (CLASS A)
                                             ---------------
INVESTMENT INCOME:
   Dividends                                    $     --
                                                --------
EXPENSES:
   Mortality and expense risk charges             15,126
   Administrative charges                          1,315
                                                --------
      Total expenses                              16,441
                                                --------
         Net investment income (loss)            (16,441)
                                                --------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                     3,611
   Realized gains (losses) on sale of
      investments                                  6,974
                                                --------
         Net realized gains (losses)              10,585
                                                --------
   Change in unrealized gains (losses) on
      investments                                (41,370)
                                                --------
   Net increase (decrease) in net assets
      resulting from operations                 $(47,226)
                                                ========

   The accompanying notes are an integral part of these financial statements.

                                              MIST HARRIS                                 MIST LEGG
                                                OAKMARK         MIST      MIST LAZARD   MASON PARTNERS
                                             INTERNATIONAL  JANUS FORTY     MID-CAP     MANAGED ASSETS
                                              SUBACCOUNT     SUBACCOUNT   SUBACCOUNT      SUBACCOUNT
                                               (CLASS A)     (CLASS A)   (CLASS B) (b)     (CLASS A)
                                             -------------  -----------  -------------  --------------
INVESTMENT INCOME:
   Dividends                                   $  71,052      $  1,566      $     --        $  6,324
                                               ---------      --------      --------        --------
EXPENSES:
   Mortality and expense risk charges            148,259        19,969         1,578           4,754
   Administrative charges                         11,848         1,510           121             395
                                               ---------      --------      --------        --------
      Total expenses                             160,107        21,479         1,699           5,149
                                               ---------      --------      --------        --------
         Net investment income (loss)            (89,055)      (19,913)       (1,699)          1,175
                                               ---------      --------      --------        --------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                   609,652       150,564            --          22,228
   Realized gains (losses) on sale of
      investments                                116,481           130          (703)            474
                                               ---------      --------      --------        --------
         Net realized gains (losses)             726,133       150,694          (703)         22,702
                                               ---------      --------      --------        --------
   Change in unrealized gains (losses) on
      investments                               (884,075)      117,124       (13,693)        (12,841)
                                               ---------      --------      --------        --------
   Net increase (decrease) in net assets
      resulting from operations                $(246,997)     $247,905      $(16,095)       $ 11,036
                                               =========      ========      ========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT      MIST MET/AIM
                                              BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                                SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                                 (CLASS A)         (CLASS B)          (CLASS B)           (CLASS A)
                                             ----------------  -----------------  ----------------  --------------------
INVESTMENT INCOME:
   Dividends                                      $118,066         $  202,405       $     3,315            $  2,166
                                                  --------         ----------       -----------            --------
EXPENSES:
   Mortality and expense risk charges               42,552            520,780           173,818              44,723
   Administrative charges                            3,166             42,134            13,819               3,531
                                                  --------         ----------       -----------            --------
      Total expenses                                45,718            562,914           187,637              48,254
                                                  --------         ----------       -----------            --------
         Net investment income (loss)               72,348           (360,509)         (184,322)            (46,088)
                                                  --------         ----------       -----------            --------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                       2,723          1,040,041            69,901               5,945
   Realized gains (losses) on sale of
      investments                                   39,611            220,650           (50,881)            (15,781)
                                                  --------         ----------       -----------            --------
         Net realized gains (losses)                42,334          1,260,691            19,020              (9,836)
                                                  --------         ----------       -----------            --------
   Change in unrealized gains (losses) on
      investments                                  (16,356)          (644,155)       (1,222,583)            273,045
                                                  --------         ----------       -----------            --------
   Net increase (decrease) in net assets
      resulting from operations                   $ 98,326         $  256,027       $(1,387,885)           $217,121
                                                  ========         ==========       ===========            ========

                                                 MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT          SUBACCOUNT
                                                 (CLASS E) (b)         (CLASS A)
                                             --------------------  ----------------
INVESTMENT INCOME:
   Dividends                                       $     --             $    --
                                                   --------             -------
EXPENSES:
   Mortality and expense risk charges                15,486               3,698
   Administrative charges                             1,179                 277
                                                   --------             -------
      Total expenses                                 16,665               3,975
                                                   --------             -------
         Net investment income (loss)               (16,665)             (3,975)
                                                   --------             -------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                           --               1,663
   Realized gains (losses) on sale of
      investments                                     7,308               5,603
                                                   --------             -------
         Net realized gains (losses)                  7,308               7,266
                                                   --------             -------
   Change in unrealized gains (losses) on
      investments                                    42,229               4,323
                                                   --------             -------
   Net increase (decrease) in net assets
      resulting from operations                    $ 32,872             $ 7,614
                                                   ========             =======

   The accompanying notes are an integral part of these financial statements.

                                             MIST MFS EMERGING  MIST MFS RESEARCH     MIST       MIST NEUBERGER
                                              MARKETS EQUITY      INTERNATIONAL     MFS VALUE  BERMAN REAL ESTATE
                                                SUBACCOUNT         SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS A) (b)       (CLASS B) (b)     (CLASS A)       (CLASS A)
                                             -----------------  -----------------  ----------  ------------------
INVESTMENT INCOME:
   Dividends                                       $   --            $     --       $      39      $    47,610
                                                   ------            --------       ---------      -----------
EXPENSES:
   Mortality and expense risk charges                 169              27,529         108,626           86,510
   Administrative charges                              15               2,369           8,716            6,604
                                                   ------            --------       ---------      -----------
      Total expenses                                  184              29,898         117,342           93,114
                                                   ------            --------       ---------      -----------
         Net investment income (loss)                (184)            (29,898)       (117,303)         (45,504)
                                                   ------            --------       ---------      -----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                         --                  --         118,494          381,516
   Realized gains (losses) on sale of
      investments                                   3,352              22,196         120,067          112,395
                                                   ------            --------       ---------      -----------
         Net realized gains (losses)                3,352              22,196         238,561          493,911
                                                   ------            --------       ---------      -----------
   Change in unrealized gains (losses)
      on investments                                  862             106,918         194,427       (1,201,232)
                                                   ------            --------       ---------      -----------
   Net increase (decrease) in net assets
      resulting from operations                    $4,030            $ 99,216       $ 315,685      $  (752,825)
                                                   ======            ========       =========      ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                     MIST PIMCO
                                                                     INFLATION                                  MIST PIONEER
                                               MIST OPPENHEIMER      PROTECTED        MIST       MIST PIONEER     STRATEGIC
                                             CAPITAL APPRECIATION      BOND       PIONEER FUND  MID-CAP VALUE      INCOME
                                                  SUBACCOUNT        SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                  (CLASS B)        (CLASS A) (b)    (CLASS A)    (CLASS A) (a)    (CLASS A)
                                             --------------------  -------------  ------------  --------------  ------------
INVESTMENT INCOME:
   Dividends                                       $    --           $      --      $ 22,334        $   453       $  82,375
                                                   --------          ----------     --------        -------       ---------
EXPENSES:
   Mortality and expense risk charges                33,519             242,002       46,306            531         233,641
   Administrative charges                             2,577              20,175        3,789             41          18,271
                                                   --------          ----------     --------        -------       ---------
      Total expenses                                 36,096             262,177       50,095            572         251,912
                                                   --------          ----------     --------        -------       ---------
         Net investment income (loss)               (36,096)           (262,177)     (27,761)          (119)       (169,537)
                                                   --------          ----------     --------        -------       ---------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                      105,744                  --           --         16,122              --
   Realized gains (losses) on sale of
      investments                                    13,750              33,362       74,644         (1,818)         27,539
                                                   --------          ----------     --------        -------       ---------
         Net realized gains (losses)                119,494              33,362       74,644         14,304          27,539
                                                   --------          ----------     --------        -------       ---------
   Change in unrealized gains (losses)
      on investments                                104,705           1,411,677       35,302         (4,304)        678,242
                                                   --------          ----------     --------        -------       ---------
   Net increase (decrease) in net assets
      resulting from operations                    $188,103          $1,182,862     $ 82,185        $ 9,881       $ 536,244
                                                   ========          ==========     ========        =======       =========

                                             MIST THIRD AVENUE
                                              SMALL CAP VALUE
                                                 SUBACCOUNT
                                                 (CLASS B)
                                             -----------------
INVESTMENT INCOME:
   Dividends                                    $   115,227
                                                -----------
EXPENSES:
   Mortality and expense risk charges               290,358
   Administrative charges                            23,605
                                                -----------
      Total expenses                                313,963
                                                -----------
         Net investment income (loss)              (198,736)
                                                -----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                      756,837
   Realized gains (losses) on sale of
      investments                                   (24,277)
                                                -----------
         Net realized gains (losses)                732,560
                                                -----------
   Change in unrealized gains (losses)
      on investments                             (1,720,851)
                                                -----------
   Net increase (decrease) in net assets
      resulting from operations                 $(1,187,027)
                                                ===========

   The accompanying notes are an integral part of these financial statements.

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME    BOND INCOME   MONEY MARKET
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                (CLASS D)        (CLASS A)       (CLASS E)     (CLASS A)
                                             -----------------  -------------  -------------  -------------
INVESTMENT INCOME:
   Dividends                                     $     --          $39,282        $475,120       $141,275
                                                 --------          -------        --------       --------
EXPENSES:
   Mortality and expense risk charges              58,076           23,303         276,578         57,388
   Administrative charges                           4,722            1,802          22,853          4,286
                                                 --------          -------        --------       --------
      Total expenses                               62,798           25,105         299,431         61,674
                                                 --------          -------        --------       --------
         Net investment income (loss)             (62,798)          14,177         175,689         79,601
                                                 --------          -------        --------       --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                         --               --              --             --
   Realized gains (losses) on sale of
      investments                                  55,005           10,302         111,746             --
                                                 --------          -------        --------       --------
         Net realized gains (losses)               55,005           10,302         111,746             --
                                                 --------          -------        --------       --------
   Change in unrealized gains (losses)
      on investments                              531,774           23,217         311,122             --
                                                 --------          -------        --------       --------
   Net increase (decrease) in net assets
      resulting from operations                  $523,981          $47,696        $598,557       $ 79,601
                                                 ========          =======        ========       ========


(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    MSF                                                               MSF METLIFE
                                             CAPITAL GUARDIAN      MSF              MSF             MSF METLIFE       CONSERVATIVE
                                                U.S.EQUITY     FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                                SUBACCOUNT      SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                (CLASS A)       (CLASS A)       (CLASS D)            (CLASS B)          (CLASS B)
                                             ----------------  ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
   Dividends                                      $  3,704       $   6,910      $  128,543           $    298           $     --
                                                  --------       ---------      ----------           --------           --------
EXPENSES:
   Mortality and expense risk charges               14,820          76,115         273,323             14,803             42,008
   Administrative charges                            1,253           6,313          22,880              1,085              3,333
                                                  --------       ---------      ----------           --------           --------
      Total expenses                                16,073          82,428         296,203             15,888             45,341
                                                  --------       ---------      ----------           --------           --------
         Net investment income (loss)              (12,369)        (75,518)       (167,660)           (15,590)           (45,341)
                                                  --------       ---------      ----------           --------           --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                      46,074         286,616       1,391,659                856              1,654
   Realized gains (losses) on sale of
      investments                                   11,469           7,648          50,826             35,856             25,073
                                                  --------       ---------      ----------           --------           --------
         Net realized gains (losses)                57,543         294,264       1,442,485             36,712             26,727
                                                  --------       ---------      ----------           --------           --------
   Change in unrealized gains (losses)
      on investments                               (61,585)       (131,690)       (919,930)           (56,942)            89,105
                                                  --------       ---------      ----------           --------           --------
   Net increase (decrease) in net assets
      resulting from operations                   $(16,411)      $  87,056      $  354,895           $(35,820)          $ 70,491
                                                  ========       =========      ==========           ========           ========

                                                 MSF METLIFE
                                               CONSERVATIVE TO
                                             MODERATE ALLOCATION
                                                  SUBACCOUNT
                                                  (CLASS B)
                                             -------------------
INVESTMENT INCOME:
   Dividends                                       $     --
                                                   --------
EXPENSES:
   Mortality and expense risk charges                30,307
   Administrative charges                             2,363
                                                   --------
      Total expenses                                 32,670
                                                   --------
         Net investment income (loss)               (32,670)
                                                   --------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                        2,565
   Realized gains (losses) on sale of
      investments                                    11,283
                                                   --------
         Net realized gains (losses)                 13,848
                                                   --------
   Change in unrealized gains (losses)
      on investments                                 46,374
                                                   --------
   Net increase (decrease) in net assets
      resulting from operations                    $ 27,552
                                                   ========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE
                                                 MSF METLIFE           MODERATE TO          MSF MFS        MSF MFS
                                             MODERATE ALLOCATION  AGGRESSIVE ALLOCATION  TOTAL RETURN   TOTAL RETURN
                                                 SUBACCOUNT            SUBACCOUNT         SUBACCOUNT     SUBACCOUNT
                                                  (CLASS B)             (CLASS B)        (CLASS B) (b)    (CLASS F)
                                             -------------------  ---------------------  -------------  ------------
INVESTMENT INCOME:
   Dividends                                       $    233              $    864            $  --       $   943,670
                                                   --------              --------            -----       -----------
EXPENSES:
   Mortality and expense risk charges                54,812                49,967               94           853,485
   Administrative charges                             4,446                 4,142                8            71,246
                                                   --------              --------            -----       -----------
      Total expenses                                 59,258                54,109              102           924,731
                                                   --------              --------            -----       -----------
         Net investment income (loss)               (59,025)              (53,245)            (102)           18,939
                                                   --------              --------            -----       -----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                        4,193                 3,456               --         1,592,198
   Realized gains (losses) on sale of
      investments                                    22,233                42,937               (1)          495,872
                                                   --------              --------            -----       -----------
         Net realized gains (losses)                 26,426                46,393               (1)        2,088,070
                                                   --------              --------            -----       -----------
   Change in unrealized gains (losses)
      on investments                                 70,115                43,551             (648)       (1,034,717)
                                                   --------              --------            -----       -----------
   Net increase (decrease) in net assets
      resulting from operations                    $ 37,516              $ 36,699            $(751)      $ 1,072,292
                                                   ========              ========            =====       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                 MSF WESTERN ASSET  MSF WESTERN ASSET
                                             MSF OPPENHEIMER  MSF T. ROWE PRICE     MANAGEMENT         MANAGEMENT
                                              GLOBAL EQUITY   LARGE CAP GROWTH    HIGH YIELD BOND    U.S. GOVERNMENT
                                               SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                                (CLASS B)         (CLASS B)        (CLASS A) (a)        (CLASS A)
                                             ---------------  -----------------  -----------------  -----------------
INVESTMENT INCOME:
   Dividends                                    $ 142,739          $  4,707           $ 31,361            $7,109
                                                ---------          --------           --------            ------
EXPENSES:
   Mortality and expense risk charges             307,104            40,106              2,327             5,063
   Administrative charges                          24,163             3,535                172               393
                                                ---------          --------           --------            ------
      Total expenses                              331,267            43,641              2,499             5,456
                                                ---------          --------           --------            ------
         Net investment income (loss)            (188,528)          (38,934)            28,862             1,653
                                                ---------          --------           --------            ------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    236,670            21,713              2,689                --
   Realized gains (losses) on sale of
      investments                                 184,735            49,902              5,645               983
                                                ---------          --------           --------            ------
         Net realized gains (losses)              421,405            71,615              8,334               983
                                                ---------          --------           --------            ------
   Change in unrealized gains (losses)
      on investments                              424,149           133,985            (24,907)            3,195
                                                ---------          --------           --------            ------
   Net increase (decrease) in net assets
      resulting from operations                 $ 657,026          $166,666           $ 12,289            $5,831
                                                =========          ========           ========            ======

                                                      PIMCO VIT                 PIMCO VIT
                                                     REAL RETURN              TOTAL RETURN
                                                     SUBACCOUNT                SUBACCOUNT
                                             (ADMINISTRATIVE CLASS) (a)  (ADMINISTRATIVE CLASS)
                                             --------------------------  ----------------------
INVESTMENT INCOME:
   Dividends                                         $   299,432                $2,925,315
                                                     -----------                ----------
EXPENSES:
   Mortality and expense risk charges                    114,164                 1,084,442
   Administrative charges                                  9,522                    91,392
                                                     -----------                ----------
      Total expenses                                     123,686                 1,175,834
                                                     -----------                ----------
         Net investment income (loss)                    175,746                 1,749,481
                                                     -----------                ----------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS:
   Realized gain distributions                                --                        --
   Realized gains (losses) on sale of
      investments                                     (1,176,671)                 (170,768)
                                                     -----------                ----------
         Net realized gains (losses)                  (1,176,671)                 (170,768)
                                                     -----------                ----------
   Change in unrealized gains (losses)
      on investments                                   1,368,020                 2,393,377
                                                     -----------                ----------
   Net increase (decrease) in net assets
      resulting from operations                      $   367,095                $3,972,090
                                                     ===========                ==========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER AMERICA      PIONEER     PIONEER CULLEN  PIONEER EMERGING
                                               INCOME VCT        BOND VCT        VALUE VCT       MARKETS VCT
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II) (d)    (CLASS II)       (CLASS II)
                                             ---------------  --------------  --------------  ----------------
INVESTMENT INCOME:
   Dividends                                     $ 67,342         $ 9,989        $  7,043         $  3,117
                                                 --------         -------        --------         --------
EXPENSES:
   Mortality and expense risk charges              28,870           4,313          16,265           17,465
   Administrative charges                           2,194             328           1,233            1,259
                                                 --------         -------        --------         --------
      Total expenses                               31,064           4,641          17,498           18,724
                                                 --------         -------        --------         --------
         Net investment income (loss)              36,278           5,348         (10,455)         (15,607)
                                                 --------         -------        --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                         --              --              --           92,839
   Realized gains (losses) on sale of
      investments                                 (17,007)            136           8,216           92,197
                                                 --------         -------        --------         --------
         Net realized gains (losses)              (17,007)            136           8,216          185,036
                                                 --------         -------        --------         --------
   Change in unrealized gains (losses)
      on investments                               33,753          11,191          33,594          103,421
                                                 --------         -------        --------         --------
   Net increase (decrease) in net assets
      resulting from operations                  $ 53,024         $16,675        $ 31,355         $272,850
                                                 ========         =======        ========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY  PIONEER EQUITY     PIONEER   PIONEER GLOBAL  PIONEER HIGH
                                               INCOME VCT    OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT    YIELD VCT
                                               SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                               (CLASS II)    (CLASS II) (c)   (CLASS II)    (CLASS II)     (CLASS II)
                                             --------------  ---------------  ----------  --------------  ------------
INVESTMENT INCOME:
   Dividends                                   $  57,179         $    95       $ 16,054      $ 230,778      $135,389
                                               ---------         -------       --------      ---------      --------
EXPENSES:
   Mortality and expense risk charges             48,394           1,009         32,545         64,599        53,667
   Administrative charges                          3,677              80          2,325          4,317         4,000
                                               ---------         -------       --------      ---------      --------
      Total expenses                              52,071           1,089         34,870         68,916        57,667
                                               ---------         -------       --------      ---------      --------
         Net investment income (loss)              5,108            (994)       (18,816)       161,862        77,722
                                               ---------         -------       --------      ---------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    77,835          11,863             --         39,878         2,480
   Realized gains (losses) on sale of
      investments                                 52,890           4,593         52,386          4,774         3,996
                                               ---------         -------       --------      ---------      --------
         Net realized gains (losses)             130,725          16,456         52,386         44,652         6,476
                                               ---------         -------       --------      ---------      --------
   Change in unrealized gains (losses)
      on investments                            (179,543)         (8,766)         6,129       (216,254)        3,207
                                               ---------         -------       --------      ---------      --------
   Net increase (decrease) in net assets
      resulting from operations                $ (43,710)        $ 6,696       $ 39,699      $  (9,740)     $ 87,405
                                               =========         =======       ========      =========      ========

                                             PIONEER IBBOTSON
                                                AGGRESSIVE
                                              ALLOCATION VCT
                                                SUBACCOUNT
                                                (CLASS II)
                                             ----------------
INVESTMENT INCOME:
   Dividends                                     $ 9,963
                                                 -------
EXPENSES:
   Mortality and expense risk charges             16,739
   Administrative charges                          1,242
                                                 -------
      Total expenses                              17,981
                                                 -------
         Net investment income (loss)             (8,018)
                                                 -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
   Realized gain distributions                    24,389
   Realized gains (losses) on sale of
      investments                                  3,659
                                                 -------
         Net realized gains (losses)              28,048
                                                 -------
   Change in unrealized gains (losses)
      on investments                               3,414
                                                 -------
   Net increase (decrease) in net assets
      resulting from operations                  $23,444
                                                 =======

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON
                                                  GROWTH           MODERATE          PIONEER       PIONEER INTERNATIONAL
                                              ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT        VALUE VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)           (CLASS II)
                                             ----------------  ----------------  ----------------  ---------------------
INVESTMENT INCOME:
   Dividends                                     $ 170,323         $  76,938          $    --             $  2,576
                                                 ---------         ---------          -------             --------
EXPENSES:
   Mortality and expense risk charges              390,880           177,482            2,714               15,873
   Administrative charges                           24,573            11,448              212                1,224
                                                 ---------         ---------          -------             --------
      Total expenses                               415,453           188,930            2,926               17,097
                                                 ---------         ---------          -------             --------
         Net investment income (loss)             (245,130)         (111,992)          (2,926)             (14,521)
                                                 ---------         ---------          -------             --------
NET REALIZED AND UNREALIZED  GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                     310,762            94,007               --                8,901
   Realized gains (losses) on sale of
      investments                                  124,978            80,434            5,187               31,712
                                                 ---------         ---------          -------             --------
         Net realized gains (losses)               435,740           174,441            5,187               40,613
                                                 ---------         ---------          -------             --------
   Change in unrealized gains (losses) on
      investments                                  199,440           117,462            5,146               48,720
                                                 ---------         ---------          -------             --------
   Net increase (decrease) in net assets
      resulting from operations                  $ 390,050         $ 179,911          $ 7,407             $ 74,812
                                                 =========         =========          =======             ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                              PIONEER OAK RIDGE                            PIONEER
                                             PIONEER MID CAP      LARGE CAP      PIONEER REAL ESTATE  SMALL AND MID CAP
                                                VALUE VCT         GROWTH VCT         SHARES VCT            GROWTH VCT
                                                SUBACCOUNT        SUBACCOUNT         SUBACCOUNT            SUBACCOUNT
                                                (CLASS II)        (CLASS II)         (CLASS II)          (CLASS II) (c)
                                             ---------------  -----------------  -------------------  -----------------
INVESTMENT INCOME:
   Dividends                                    $  12,244           $  2,192          $  19,899           $      --
                                                ---------           --------          ---------           ---------
EXPENSES:
   Mortality and expense risk charges              41,463             23,452             15,302              15,053
   Administrative charges                           3,190              1,720              1,158               1,087
                                                ---------           --------          ---------           ---------
      Total expenses                               44,653             25,172             16,460              16,140
                                                ---------           --------          ---------           ---------
         Net investment income (loss)             (32,409)           (22,980)             3,439             (16,140)
                                                ---------           --------          ---------           ---------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                    218,789              4,464             71,141             293,524
   Realized gains (losses) on sale of
      investments                                 (11,766)            14,587             14,296             (54,769)
                                                ---------           --------          ---------           ---------
         Net realized gains (losses)              207,023             19,051             85,437             238,755
                                                ---------           --------          ---------           ---------
   Change in unrealized gains (losses) on
      investments                                (110,652)            68,477           (256,935)            (91,662)
                                                ---------           --------          ---------           ---------
   Net increase (decrease) in net assets
      resulting from operations                 $  63,962           $ 64,548          $(168,059)          $ 130,953
                                                =========           ========          =========           =========

                                             PIONEER SMALL CAP  PIONEER STRATEGIC
                                                 VALUE VCT          INCOME VCT
                                                 SUBACCOUNT         SUBACCOUNT
                                                 (CLASS II)         (CLASS II)
                                             -----------------  -----------------
INVESTMENT INCOME:
   Dividends                                     $   3,757          $ 175,944
                                                 ---------          ---------
EXPENSES:
   Mortality and expense risk charges               15,583             69,476
   Administrative charges                            1,151              5,123
                                                 ---------          ---------
      Total expenses                                16,734             74,599
                                                 ---------          ---------
         Net investment income (loss)              (12,977)           101,345
                                                 ---------          ---------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                     174,477             19,021
   Realized gains (losses) on sale of
      investments                                   (2,558)            (4,403)
                                                 ---------          ---------
         Net realized gains (losses)               171,919             14,618
                                                 ---------          ---------
   Change in unrealized gains (losses) on
      investments                                 (231,759)            13,906
                                                 ---------          ---------
   Net increase (decrease) in net assets
      resulting from operations                  $ (72,817)         $ 129,869
                                                 =========          =========

   The accompanying notes are an integral part of these financial statements.

                                                                   PUTNAM VT           PUTNAM VT           PUTNAM VT
                                             PIONEER VALUE VCT  DISCOVERY GROWTH  INTERNATIONAL EQUITY  SMALL CAP VALUE
                                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                               (CLASS II) (c)      (CLASS IB)        (CLASS IB) (a)      (CLASS IB) (a)
                                             -----------------  ----------------  --------------------  ---------------
INVESTMENT INCOME:
   Dividends                                     $  20,490          $    --             $  61,506         $    38,996
                                                 ---------          -------             ---------         -----------
EXPENSES:
   Mortality and expense risk charges               13,614            1,077                12,412              42,202
   Administrative charges                              978              109                 1,059               3,415
                                                 ---------          -------             ---------         -----------
      Total expenses                                14,592            1,186                13,471              45,617
                                                 ---------          -------             ---------         -----------
         Net investment income (loss)                5,898           (1,186)               48,035              (6,621)
                                                 ---------          -------             ---------         -----------
NET REALIZED AND UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                      52,973            6,296               266,257             779,927
   Realized gains (losses) on sale of
      investments                                   53,509            1,039               711,975           1,047,307
                                                 ---------          -------             ---------         -----------
         Net realized gains (losses)               106,482            7,335               978,232           1,827,234
                                                 ---------          -------             ---------         -----------
   Change in unrealized gains (losses) on
      investments                                 (112,563)            (316)             (856,574)         (1,360,720)
                                                 ---------          -------             ---------         -----------
   Net increase (decrease) in net assets
      resulting from operations                  $    (183)         $ 5,833             $ 169,693         $   459,893
                                                 =========          =======             =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             VAN KAMPEN LIT  VAN KAMPEN LIT   VAN KAMPEN LIT
                                                COMSTOCK       ENTERPRISE    STRATEGIC GROWTH
                                               SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                               (CLASS II)      (CLASS II)        CLASS I)
                                             --------------  --------------  ----------------
INVESTMENT INCOME:
   Dividends                                    $  30,939         $   4          $     498
                                                ---------         -----          ---------
EXPENSES:
   Mortality and expense risk charges              35,765            50             17,467
   Administrative charges                           2,683             4              1,630
                                                ---------         -----          ---------
      Total expenses                               38,448            54             19,097
                                                ---------         -----          ---------
         Net investment income (loss)              (7,509)          (50)           (18,599)
                                                ---------         -----          ---------
NET REALIZED AND UNREALIZED  GAINS (LOSSES)
   ON INVESTMENTS:
   Realized gain distributions                     42,920            --                 --
   Realized gains (losses) on sale of
      investments                                 121,451            13             21,154
                                                ---------         -----          ---------
         Net realized gains (losses)              164,371            13             21,154
                                                ---------         -----          ---------
   Change in unrealized gains (losses) on
      investments                                (198,699)          268            148,963
                                                ---------         -----          ---------
   Net increase (decrease) in net assets
      resulting from operations                 $ (41,837)        $ 231          $ 151,518
                                                =========         =====          =========

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE     AIM V.I. CAPITAL      AIM V.I. CORE EQUITY
                                       EQUITY SUBACCOUNT    APPRECIATION SUBACCOUNT       SUBACCOUNT
                                          (SERIES II)             (SERIES II)             (SERIES I)
                                    ----------------------  -----------------------  --------------------
                                      2007        2006        2007 (a)      2006      2007 (a)   2006 (b)
                                    --------  ------------  -----------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $ (7,275)   $ (4,968)   $    (7,658) $  (22,821) $    (554) $ (1,232)
   Net realized gains (losses)        11,088      38,766        244,371      14,775     18,237     3,754
   Change in unrealized gains
      (losses) on investments         19,725      (4,029)      (165,502)     40,930     (9,269)    9,270
                                    --------    --------    -----------  ----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                   23,538      29,769         71,211      32,884      8,414    11,792
                                    --------    --------    -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,667      25,850         14,969     191,492         --        --
   Transfers from other funding
      options                         15,311      10,144          2,172      37,954         --   205,657
   Contract charges                      (81)        (96)            --        (192)        --       (36)
   Contract surrenders               (10,800)    (12,118)        (6,420)    (62,734)      (788)  (99,029)
   Transfers to other funding
      options                        (66,085)    (13,716)    (1,181,725)    (70,029)  (125,556)     (451)
   Other receipts (payments)              --          --             --      (5,555)        (3)       --
                                    --------    --------    -----------  ----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions       (59,988)     10,064     (1,171,004)     90,936   (126,347)  106,141
                                    --------    --------    -----------  ----------  ---------  --------
      Net increase (decrease) in
         net assets                  (36,450)     39,833     (1,099,793)    123,820   (117,933)  117,933
NET ASSETS:
   Beginning of period               364,244     324,411      1,099,793     975,973    117,933        --
                                    --------    --------    -----------  ----------  ---------  --------
   End of period                    $327,794    $364,244    $        --  $1,099,793  $      --  $117,933
                                    ========    ========    ===========  ==========  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      AMERICAN FUNDS GLOBAL     AMERICAN FUNDS GROWTH   AMERICAN FUNDS GROWTH-INCOME
                                        GROWTH SUBACCOUNT            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS 2)                 (CLASS 2)                   (CLASS 2)
                                    ------------------------  ------------------------  ----------------------------
                                        2007         2006         2007         2006         2007          2006
                                    -----------  -----------  -----------  -----------  -----------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   244,518  $  (313,141) $(1,079,261) $  (960,639) $  (451,185)   $  (353,456)
   Net realized gains (losses)        2,289,084      442,823    8,255,544    1,573,868    4,713,912      2,663,236
   Change in unrealized gains
      (losses) on investments         1,371,714    4,550,685    1,139,248    5,524,780   (1,639,529)     7,606,781
                                    -----------  -----------  -----------  -----------  -----------    -----------
      Net increase (decrease) in
         net assets resulting from
         operations                   3,905,316    4,680,367    8,315,531    6,138,009    2,623,198      9,916,561
                                    -----------  -----------  -----------  -----------  -----------    -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              836,980    1,347,482    1,125,099    2,596,420      907,293      2,088,625
   Transfers from other funding
      options                         3,492,224    3,980,228    3,921,879    9,612,794    3,195,908      6,024,851
   Contract charges                      (3,938)      (4,010)      (9,873)     (10,649)     (10,330)       (11,498)
   Contract surrenders               (1,869,280)  (1,052,551)  (4,839,537)  (4,293,084)  (5,108,501)    (4,062,042)
   Transfers to other funding
      options                        (1,857,092)  (1,462,503)  (5,622,616)  (3,845,995)  (4,536,134)    (2,509,904)
   Other receipts (payments)            (63,993)    (263,310)    (165,044)    (573,343)    (400,302)      (185,984)
                                    -----------  -----------  -----------  -----------  -----------    -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions          534,901    2,545,336   (5,590,092)   3,486,143   (5,952,066)     1,344,048
                                    -----------  -----------  -----------  -----------  -----------    -----------
      Net increase (decrease) in
         net assets                   4,440,217    7,225,703    2,725,439    9,624,152   (3,328,868)    11,260,609
NET ASSETS:
   Beginning of period               31,330,238   24,104,535   83,559,742   73,935,590   85,922,911     74,662,302
                                    -----------  -----------  -----------  -----------  -----------    -----------
   End of period                    $35,770,455  $31,330,238  $86,285,181  $83,559,742  $82,594,043    $85,922,911
                                    ===========  ===========  ===========  ===========  ===========    ===========

                                    CREDIT SUISSE TRUST
                                     EMERGING MARKETS
                                        SUBACCOUNT
                                    ------------------
                                    2007 (a)    2006
                                    --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $    (88) $  (203)
   Net realized gains (losses)         9,234    2,784
   Change in unrealized gains
      (losses) on investments         (8,446)   1,312
                                    --------  -------
      Net increase (decrease) in
         net assets resulting from
         operations                      700    3,893
                                    --------  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                --       --
   Transfers from other funding
      options                             --       --
   Contract charges                       --       (5)
   Contract surrenders                    --   (4,948)
   Transfers to other funding
      options                        (15,620)      --
   Other receipts (payments)              (3)      --
                                    --------  -------
      Net increase (decrease) in
         net assets resulting from
         contract transactions       (15,623)  (4,953)
                                    --------  -------
      Net increase (decrease) in
         net assets                  (14,923)  (1,060)
NET ASSETS:
   Beginning of period                14,923   15,983
                                    --------  -------
   End of period                    $     --  $14,923
                                    ========  =======

   The accompanying notes are an integral part of these financial statements.

                                     DREYFUS VIF APPRECIATION  DREYFUS VIF DEVELOPING  FIDELITY VIP CONTRAFUND
                                            SUBACCOUNT           LEADERS SUBACCOUNT          SUBACCOUNT
                                         (INITIAL SHARES)         (INITIAL SHARES)        (SERVICE CLASS 2)
                                     ------------------------  ----------------------  -----------------------
                                       2007         2006          2007        2006        2007         2006
                                     --------  --------------  ---------  -----------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (2,732)    $ (2,130)    $  (6,433)  $ (8,102)   $  (50,166) $  (39,529)
   Net realized gains (losses)          7,738       11,390        59,541     39,499     1,015,078     409,773
   Change in unrealized gains
      (losses) on investments          18,996       51,619      (115,648)   (24,311)     (484,030)    (76,415)
                                     --------     --------     ---------   --------    ----------  ----------
      Net increase (decrease) in
         net assets resulting from
         operations                    24,002       60,879       (62,540)     7,086       480,882     293,829
                                     --------     --------     ---------   --------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received  from
      contract owners                   7,151       11,339         1,541      3,002        12,982     161,822
   Transfers from other funding
      options                             108       26,702        24,909     39,904       204,321     415,962
   Contract charges                       (40)         (43)          (44)       (60)         (483)       (536)
   Contract surrenders                (22,114)     (53,436)      (12,666)   (17,324)     (527,872)   (420,543)
   Transfers to other funding
      options                          (2,554)     (29,525)      (11,668)    (6,102)     (163,789)   (149,331)
   Other receipts (payments)               --           --            --         --       (13,694)    (18,109)
                                     --------     --------     ---------   --------    ----------  ----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (17,449)     (44,963)        2,072     19,420      (488,535)    (10,735)
                                     --------     --------     ---------   --------    ----------  ----------
      Net increase (decrease) in
         net assets                     6,553       15,916       (60,468)    26,506        (7,653)    283,094
NET ASSETS:
   Beginning of period                481,561      465,645       488,638    462,132     3,483,396   3,200,302
                                     --------     --------     ---------   --------    ----------  ----------
   End of period                     $488,114     $481,561     $ 428,170   $488,638    $3,475,743  $3,483,396
                                     ========     ========     =========   ========    ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            FIDELITY VIP       FIDELITY VIP DYNAMIC        FIDELITY VIP
                                             CONTRAFUND        CAPITAL APPRECIATION           MID CAP
                                             SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (SERVICE CLASS)       (SERVICE CLASS 2)      (SERVICE CLASS 2)
                                     ------------------------  --------------------  ------------------------
                                         2007         2006       2007       2006         2007         2006
                                     -----------  -----------  -------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (424,414) $  (291,340) $(1,586)  $ (1,852)   $  (435,059) $  (497,116)
   Net realized gains (losses)         9,686,722    3,105,608   11,768     20,387      3,488,214    3,559,979
   Change in unrealized gains
      (losses) on investments         (4,324,818)     (40,160)  (6,264)    (8,281)       497,404     (522,484)
                                     -----------  -----------  -------   --------    -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         operations                    4,937,490    2,774,108    3,918     10,254      3,550,559    2,540,379
                                     -----------  -----------  -------   --------    -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                    363,417    1,673,850       --         --        422,484      996,917
   Transfers from other funding
      options                          2,093,009    6,387,875      632     42,067      1,432,789    4,148,600
   Contract charges                       (4,579)      (4,879)     (21)       (22)        (3,921)      (4,252)
   Contract surrenders                (2,301,115)  (1,660,023)  (8,072)   (66,392)    (2,280,580)  (1,522,555)
   Transfers to other funding
      options                         (2,323,166)  (1,904,517)  (2,469)    (4,077)    (2,808,089)  (2,042,646)
   Other receipts (payments)            (280,213)     (19,486)      --         --       (102,270)     (64,813)
                                     -----------  -----------  -------   --------    -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (2,452,647)   4,472,820   (9,930)   (28,424)    (3,339,587)   1,511,251
                                     -----------  -----------  -------   --------    -----------  -----------
      Net increase (decrease) in
         net assets                    2,484,843    7,246,928   (6,012)   (18,170)       210,972    4,051,630
NET ASSETS:
   Beginning of period                34,107,661   26,860,733   82,675    100,845     28,564,778   24,513,148
                                     -----------  -----------  -------   --------    -----------  -----------
   End of period                     $36,592,504  $34,107,661  $76,663   $ 82,675    $28,775,750  $28,564,778
                                     ===========  ===========  =======   ========    ===========  ===========

                                          FTVIPT FRANKLIN
                                         INCOME SECURITIES
                                            SUBACCOUNT
                                             (CLASS 2)
                                     ------------------------
                                         2007        2006
                                     -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   178,614  $    93,230
   Net realized gains (losses)           183,829       56,356
   Change in unrealized gains
      (losses) on investments           (223,940)     961,863
                                     -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         operations                      138,503    1,111,449
                                     -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                    634,505      846,038
   Transfers from other funding
      options                          4,006,423    6,346,431
   Contract charges                         (878)        (535)
   Contract surrenders                  (595,761)    (315,248)
   Transfers to other funding
      options                         (1,111,608)    (596,384)
   Other receipts (payments)            (137,608)     (36,126)
                                     -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions         2,795,073    6,244,176
                                     -----------  -----------
      Net increase (decrease) in
         net assets                    2,933,576    7,355,625
NET ASSETS:
   Beginning of period                10,973,878    3,618,253
                                     -----------  -----------
   End of period                     $13,907,454  $10,973,878
                                     ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      FTVIPT FRANKLIN RISING          FTVIPT FRANKLIN          FTVIPT TEMPLETON DEVELOPING
                                       DIVIDENDS SECURITIES   SMALL-MID CAP GROWTH SECURITIES      MARKETS SECURITIES
                                            SUBACCOUNT                  SUBACCOUNT                     SUBACCOUNT
                                            (CLASS 2)                   (CLASS 2)                      (CLASS 2)
                                      ----------------------  -------------------------------  ---------------------------
                                         2007        2006            2007           2006          2007           2006
                                      ----------  ----------     -----------    -----------     ----------   ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    6,901  $  (38,559)    $ (136,180)     $ (131,610)    $    33,540  $  (123,586)
   Net realized gains (losses)           116,702      46,812        721,861         159,011       2,389,123      543,642
   Change in unrealized gains
      (losses) on investments           (301,271)    464,443         31,153         403,987       1,550,085    2,708,385
                                      ----------  ----------     ----------      ----------     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (177,668)    472,696        616,834         431,388       3,972,748    3,128,441
                                      ----------  ----------     ----------      ----------     -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                83,297     201,756         98,294         218,492         271,432    1,257,770
   Transfers from other funding
      options                            205,734     209,847        461,091         341,747       3,428,492    5,224,413
   Contract charges                         (557)       (598)          (934)         (1,069)         (1,875)      (1,733)
   Contract surrenders                  (156,581)   (110,243)      (481,050)       (627,174)     (1,471,497)    (454,817)
   Transfers to other funding
      options                           (167,067)   (111,418)      (435,494)       (373,709)     (2,566,335)  (2,801,307)
   Other receipts (payments)             (28,510)    (24,894)         5,448          (1,388)       (229,762)    (152,997)
                                      ----------  ----------     ----------      ----------     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (63,684)    164,450       (352,645)       (443,101)       (569,545)   3,071,329
                                      ----------  ----------     ----------      ----------     -----------  -----------
      Net increase (decrease)
         in net assets                  (241,352)    637,146        264,189         (11,713)      3,403,203    6,199,770
NET ASSETS:
   Beginning of period                 3,794,509   3,157,363      6,744,744       6,756,457      16,599,326   10,399,556
                                      ----------  ----------     ----------      ----------     -----------  -----------
   End of period                      $3,553,157  $3,794,509     $7,008,933      $6,744,744     $20,002,529  $16,599,326
                                      ==========  ==========     ==========      ==========     ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          FTVIPT TEMPLETON         JANUS ASPEN           JANUS ASPEN           JANUS ASPEN
                                         FOREIGN SECURITIES    GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY      MID CAP GROWTH
                                             SUBACCOUNT             SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                             (CLASS 2)           (SERVICE SHARES)      (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------------  --------------------  ------------------  ----------------------
                                         2007         2006       2007       2006       2007      2006       2007        2006
                                     -----------  -----------  --------   -------    --------  --------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (17,237) $  (184,484)  $  (212)  $  (238)   $ (2,305) $ (2,959) $  (22,801) $  (20,509)
   Net realized gains (losses)         2,050,069      335,409        80     1,451      15,933     3,324      75,578      60,864
   Change in unrealized gains
      (losses) on investments          1,541,731    4,041,542     2,149      (514)      9,073     5,163     169,981      84,089
                                     -----------  -----------   -------   -------    --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,574,563    4,192,467     2,017       699      22,701     5,528     222,758     124,444
                                     -----------  -----------   -------   -------    --------  --------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               619,783    1,349,295        --        --       1,418        --      15,992      24,242
   Transfers from other funding
      options                          2,447,359    4,369,231        --        --      12,136     8,837     583,676      69,958
   Contract charges                       (2,749)      (2,920)       --        (2)        (27)      (41)       (232)       (260)
   Contract surrenders                (1,348,894)    (873,210)       --    (1,200)     (8,064)  (20,571)   (157,315)   (156,597)
   Transfers to other funding
      options                         (1,752,851)  (1,760,878)       --    (3,188)    (41,550)   54,455     (90,152)   (154,399)
   Other receipts (payments)            (159,395)    (230,051)       --        --          --   (56,035)         --     (12,095)
                                     -----------  -----------   -------   -------    --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (196,747)   2,851,467        --    (4,390)    (36,087)  (13,355)    351,969    (229,151)
                                     -----------  -----------   -------   -------    --------  --------  ----------  ----------
      Net increase (decrease)
         in net assets                 3,377,816    7,043,934     2,017    (3,691)    (13,386)   (7,827)    574,727    (104,707)
NET ASSETS:
   Beginning of period                27,232,484   20,188,550    10,354    14,045     138,541   146,368   1,139,584   1,244,291
                                     -----------  -----------   -------   -------    --------  --------  ----------  ----------
   End of period                     $30,610,300  $27,232,484   $12,371   $10,354    $125,155  $138,541  $1,714,311  $1,139,584
                                     ===========  ===========   =======   =======    ========  ========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                        JANUS ASPEN
                                     WORLDWIDE GROWTH        LMPIS PREMIER         LMPVET AGGRESSIVE GROWTH
                                        SUBACCOUNT      SELECTIONS ALL CAP GROWTH        SUBACCOUNT
                                     (SERVICE SHARES)          SUBACCOUNT                 (CLASS I)
                                     -----------------  ------------------------   ------------------------
                                       2007      2006       2007 (a)    2006          2007         2006
                                     -------   -------     ---------  --------     -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (977) $  (172)    $  (2,119) $ (6,682)    $(1,001,438) $(1,015,741)
   Net realized gains (losses          10,026      499        64,738    17,404       2,242,858      959,504
   Change in unrealized gains
      (losses) on investments          (2,617)  11,675       (46,883)    9,138      (1,385,829)   3,455,259
                                     --------  -------     ---------  --------     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                6,432   12,002        15,736    19,860        (144,409)   3,399,022
                                     --------  -------     ---------  --------     -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 --       --            --        --         246,535    1,066,551
   Transfers from other funding
      options                           2,260       12           933    89,091       2,416,752    2,982,688
   Contract charges                       (28)     (29)           --      (99)          (7,797)      (9,019)
   Contract surrenders                (28,455)  (1,417)       (1,647)  (18,611)     (4,173,264)  (3,485,967)
   Transfers to other funding
      options                          (7,132)    (416)     (446,480)     (345)     (3,558,172)  (1,931,152)
   Other receipts (payments)               --       --            (8)       --        (282,446)    (393,950)
                                     --------  -------     ---------  --------     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (33,355)  (1,850)     (447,202)   70,036      (5,358,392)  (1,770,849)
                                     --------  -------     ---------  --------     -----------  -----------
      Net increase (decrease)
         in net assets                (26,923)  10,152      (431,466)   89,896      (5,502,801)   1,628,173
NET ASSETS:
   Beginning of period                 87,053   76,901       431,466   341,570      53,332,115   51,703,942
                                     --------  -------     ---------  --------     -----------  -----------
   End of period                     $ 60,130  $87,053     $      --  $431,466     $47,829,314  $53,332,115
                                     ========  =======     =========  ========     ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH    LMPVET APPRECIATION    LMPVET APPRECIATION
                                            SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                                            (CLASS II)                (CLASS I)             (CLASS II)
                                     ------------------------  -----------------------  -------------------
                                          2007 (c)     2006        2007        2006       2007 (c)    2006
                                        ----------    -----    ----------  -----------  -----------  ------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (27,772)    $ --    $ (201,230) $  (187,959)  $   47,992  $ --
   Net realized gains (losses                8,589       --     2,511,030    1,116,622      691,074    --
   Change in unrealized gains
      (losses) on investments              (73,281)      --      (912,313)   1,750,846     (620,382)   --
                                        ----------     ----    ----------  -----------   ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (92,464)      --     1,397,487    2,679,509      118,684    --
                                        ----------     ----    ----------  -----------   ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   2,281       --        95,160      142,335           --    --
   Transfers from other funding
      options                            2,012,365       --       493,640      770,001    9,491,112    --
   Contract charges                           (137)      --        (3,554)      (3,938)          (4)   --
   Contract surrenders                     (92,157)      --    (1,556,086)  (2,111,364)     (88,224)   --
   Transfers to other funding
      options                              (45,242)      --    (1,591,140)    (724,693)    (137,201)   --
   Other receipts (payments)               (17,723)      --       (50,410)    (233,634)          --    --
                                        ----------     ----    ----------  -----------   ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions      1,859,387       --    (2,612,390)  (2,161,293)   9,265,683    --
                                        ----------     ----    ----------  -----------   ----------  ----
      Net increase (decrease)
         in net assets                   1,766,923       --    (1,214,903)     518,216    9,384,367    --
NET ASSETS:
   Beginning of period                          --       --    22,931,418   22,413,202           --    --
                                        ----------     ----    ----------  -----------   ----------  ----
   End of period                        $1,766,923     $ --    21,716,515  $22,931,418   $9,384,367  $ --
                                        ==========     ====    ==========  ===========   ==========  ====

                                          LMPVET CAPITAL
                                            SUBACCOUNT
                                     ------------------------
                                         2007         2006
                                     -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $(1,240,921) $(1,043,066)
   Net realized gains (losses          5,505,083    4,532,733
   Change in unrealized gains
      (losses) on investments         (4,147,597)   4,566,097
                                     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 116,565    8,055,764
                                     -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               429,260    1,851,577
   Transfers from other funding
      options                            723,747    3,424,863
   Contract charges                      (10,257)     (11,771)
   Contract surrenders                (5,501,041)  (4,370,342)
   Transfers to other funding
      options                         (3,734,676)  (5,276,522)
   Other receipts (payments)            (255,621)    (464,746)
                                     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (8,348,588)  (4,846,941)
                                     -----------  -----------
      Net increase (decrease)
         in net assets                (8,232,023)   3,208,823
NET ASSETS:
   Beginning of period                77,565,784   74,356,961
                                     -----------  -----------
   End of period                     $69,333,761  $77,565,784
                                     ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                       LMPVET           LMPVET EQUITY INDEX       LMPVET FUNDAMENTAL VALUE
                                                  DIVIDEND STRATEGY          SUBACCOUNT                  SUBACCOUNT
                                                     SUBACCOUNT              (CLASS II)                   (CLASS I)
                                               ----------------------  ------------------------  -------------------------
                                                  2007        2006         2007         2006         2007          2006
                                               ----------  ----------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)                $    3,902  $    3,014  $   (56,712) $   (90,743) $  (334,149)  $  (127,941)
   Net realized gains (losses)                     69,176      47,439      977,386      525,978    3,091,920     1,917,352
   Change in unrealized gains (losses) on
      investments                                  30,289     324,251     (558,820)   1,058,330   (3,575,933)    3,421,844
                                               ----------  ----------  -----------  -----------  -----------   -----------
      Net increase (decrease) in net assets
         resulting from operations                103,367     374,704      361,854    1,493,565     (818,162)    5,211,255
                                               ----------  ----------  -----------  -----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                        1,862      46,127      105,812      203,881      268,444       696,218
   Transfers from other funding options           391,783     151,273      326,708      354,437   13,693,229     1,310,986
   Contract charges                                  (511)       (638)      (1,435)      (1,641)      (7,820)       (6,351)
   Contract surrenders                           (133,731)   (304,135)  (1,314,437)  (1,631,410)  (4,260,233)   (2,428,606)
   Transfers to other funding options            (231,274)   (133,027)    (457,059)    (568,050)  (2,566,852)   (1,363,927)
   Other receipts (payments)                           --     (26,854)     (55,816)     (23,002)    (256,824)     (279,957)
                                               ----------  ----------  -----------  -----------  -----------   -----------
      Net increase (decrease) in net assets
         resulting from contract transactions      28,129    (267,254)  (1,396,227)  (1,665,785)   6,869,944    (2,071,637)
                                               ----------  ----------  -----------  -----------  -----------   -----------
      Net increase (decrease) in net assets       131,496     107,450   (1,034,373)    (172,220)   6,051,782     3,139,618
NET ASSETS:
   Beginning of period                          2,581,379   2,473,929   12,297,612   12,469,832   40,114,840    36,975,222
                                               ----------  ----------  -----------  -----------  -----------   -----------
   End of period                               $2,712,875  $2,581,379  $11,263,239  $12,297,612  $46,166,622   $40,114,840
                                               ==========  ==========  ===========  ===========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                         LMPVET             LMPVET INTERNATIONAL
                                                     GLOBAL EQUITY          ALL CAP OPPORTUNITY
                                                       SUBACCOUNT                SUBACCOUNT
                                               --------------------------  ----------------------
                                                   2007          2006          2007       2006
                                               ------------  ------------  ----------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)                $  (408,253)  $  (218,099)    $ (1,444)  $  1,035
   Net realized gains (losses)                   1,941,330     1,037,818      111,531     10,858
   Change in unrealized gains (losses) on
      investments                                 (755,466)    2,479,199      (98,109)    38,057
                                               -----------   -----------     --------   --------
      Net increase (decrease) in net assets
         resulting from operations                 777,611     3,298,918       11,978     49,950
                                               -----------   -----------     --------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
     owners                                        195,399       829,749           --         --
   Transfers from other funding options            490,984     2,710,311          799        287
   Contract charges                                 (2,827)       (3,392)        (119)      (120)
   Contract surrenders                          (1,521,760)   (1,026,178)     (69,249)   (31,739)
   Transfers to other funding options           (1,134,162)   (1,492,222)        (647)    (8,521)
   Other receipts (payments)                      (456,191)      (71,080)          --         --
                                               -----------   -----------     --------   --------
      Net increase (decrease) in net assets
         resulting from contract transactions   (2,428,557)      947,188      (69,216)   (40,093)
                                               -----------   -----------     --------   --------
      Net increase (decrease) in net assets     (1,650,946)    4,246,106      (57,238)     9,857
NET ASSETS:
   Beginning of period                          28,535,968    24,289,862      243,519    233,662
                                               -----------   -----------     --------   --------
   End of period                               $26,885,022   $28,535,968     $186,281   $243,519
                                               ===========   ===========     ========   ========

                                                  LMPVET INVESTORS       LMPVET LARGE CAP GROWTH
                                                    SUBACCOUNT                  SUBACCOUNT
                                                     (CLASS I)                   (CLASS I)
                                               -----------------------  --------------------------
                                                   2007        2006         2007          2006
                                               -----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)                $  (50,522)  $  (27,207)  $  (241,504) $  (229,424)
   Net realized gains (losses)                    441,984      375,926       448,546      133,986
   Change in unrealized gains (losses) on
      investments                                (279,362)     639,671       224,750      406,457
                                               ----------   ----------   -----------  -----------
      Net increase (decrease) in net assets
         resulting from operations                112,100      988,390       431,792      311,019
                                               ----------   ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                       19,221       42,705        43,200      136,941
   Transfers from other funding options         1,251,927      227,593       614,392      513,987
   Contract charges                                (1,407)      (1,433)       (2,178)      (2,436)
   Contract surrenders                           (679,999)    (652,558)   (1,268,181)    (813,304)
   Transfers to other funding options            (269,579)    (458,952)   (1,098,970)    (798,554)
   Other receipts (payments)                      (43,586)     (56,381)     (153,238)     (47,830)
                                               ----------   ----------   -----------  -----------
      Net increase (decrease) in net assets
         resulting from contract transactions     276,577     (899,026)   (1,864,975)  (1,011,196)
                                               ----------   ----------   -----------  -----------
      Net increase (decrease) in net assets       388,677       89,364    (1,433,183)    (700,177)
NET ASSETS:
   Beginning of period                          6,854,104    6,764,740    12,993,212   13,693,389
                                               ----------   ----------   -----------  -----------
   End of period                               $7,242,781   $6,854,104   $11,560,029  $12,993,212
                                               ==========   ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET MID CAP CORE     LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH
                                                      SUBACCOUNT              SUBACCOUNT-LARGE             SUBACCOUNT
                                                       (CLASS I)            CAP GROWTH AND VALUE            (CLASS I)
                                               ------------------------  --------------------------  -----------------------
                                                   2007         2006        2007 (d)       2006         2007        2006
                                               -----------  -----------  ------------  ------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)                $  (166,183) $  (146,282) $   (125,061) $  (141,599)  $ (127,889) $  (74,591)
   Net realized gains (losses)                   2,236,026    1,528,500     1,662,431      426,313      646,007     252,635
   Change in unrealized gains (losses) on
      investments                               (1,508,376)    (112,695)   (1,351,344)     751,241     (180,580)    195,584
                                               -----------  -----------  ------------  -----------   ----------  ----------
      Net increase (decrease) in net assets
         resulting from operations                 561,467    1,269,523       186,026    1,035,955      337,538     373,628
                                               -----------  -----------  ------------  -----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                        86,868       52,429        11,075      237,600       44,078      29,895
   Transfers from other funding options            440,419      113,598        93,901      397,177    4,215,727     145,532
   Contract charges                                 (1,523)      (1,717)       (1,617)      (1,922)      (1,001)       (557)
   Contract surrenders                            (888,323)    (780,806)   (1,088,724)  (1,008,825)    (417,648)   (193,629)
   Transfers to other funding options             (813,251)    (393,772)  (10,360,339)    (834,911)    (291,255)   (204,770)
   Other receipts (payments)                      (146,446)     (45,011)       (2,401)     (43,330)     (23,602)    (27,871)
                                               -----------  -----------  ------------  -----------   ----------  ----------
      Net increase (decrease) in net assets
         resulting from contract transactions   (1,322,256)  (1,055,279)  (11,348,105)  (1,254,211)   3,526,299    (251,400)
                                               -----------  -----------  ------------  -----------   ----------  ----------
      Net increase (decrease) in net assets       (760,789)     214,244   (11,162,079)    (218,256)   3,863,837     122,228
NET ASSETS:
   Beginning of period                          10,783,786   10,569,542    11,162,079   11,380,335    3,817,001   3,694,773
                                               -----------  -----------  ------------  -----------   ----------  ----------
   End of period                               $10,022,997  $10,783,786  $         --  $11,162,079   $7,680,838  $3,817,001
                                               ===========  ===========  ============  ===========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                   LMPVPII GROWTH
                                                  LMPVET               LMPVPI ALL CAP         LMPVPI ALL CAP         AND INCOME
                                             SOCIAL AWARENESS            SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                                SUBACCOUNT                (CLASS I)              (CLASS II)           (CLASS I)
                                             -----------------  -------------------------  -------------------  -------------------
                                               2007      2006      2007 (a)       2006      2007 (a)    2006     2007 (a)    2006
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $   (445) $  (824) $    (41,878) $   (74,983) $  (1,422) $ (1,238) $    (754) $ (2,303)
   Net realized gains (losses)                 17,280      142     3,384,381      784,937     27,734     6,820     32,559    17,868
   Change in unrealized gains (losses) on
      investments                             (10,228)   4,318    (2,746,750)   1,125,053    (16,770)   15,431    (26,839)   (1,241)
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
      Net increase (decrease) in net assets
         resulting from operations              6,607    3,636       595,753    1,835,007      9,542    21,013      4,966    14,324
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                       --   18,700            --       25,388      4,827    31,556         --    17,468
   Transfers from other funding options        25,919    5,357        71,491      266,997     11,381    53,919        246     1,172
   Contract charges                                --       --           (23)      (2,674)        --       (21)        --       (27)
   Contract surrenders                             --       --      (486,194)  (1,126,740)        --        --         --   (93,043)
   Transfers to other funding options          (4,465)      --   (13,020,671)    (458,582)  (219,484)     (136)  (124,911)     (779)
   Other receipts (payments)                       --       --       (20,036)     (28,421)        --        --    (17,423)       --
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
      Net increase (decrease) in net assets
         resulting from contract
         transactions                          21,454   24,057   (13,455,433)  (1,324,032)  (203,276)   85,318   (142,088)  (75,209)
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
      Net increase (decrease) in net assets    28,061   27,693   (12,859,680)     510,975   (193,734)  106,331   (137,122)  (60,885)
NET ASSETS:
   Beginning of period                         76,793   49,100    12,859,680   12,348,705    193,734    87,403    137,122   198,007
                                             --------  -------  ------------  -----------  ---------  --------  ---------  --------
   End of period                             $104,854  $76,793  $         --  $12,859,680  $      --  $193,734  $      --  $137,122
                                             ========  =======  ============  ===========  =========  ========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                                                     LMPVPI                LMPVPII
                                         LMPVPV SMALL CAP           LARGE CAP         AGGRESSIVE GROWTH
                                       GROWTH OPPORTUNITIES     GROWTH SUBACCOUNT         SUBACCOUNT
                                            SUBACCOUNT              (CLASS I)             (CLASS I)
                                     -----------------------  --------------------  --------------------
                                       2007 (a)      2006      2007 (a)     2006     2007 (a)    2006
                                     -----------  ----------  ---------  ---------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (23,293) $  (73,218) $  (2,475) $  (8,683) $  (5,786) $ (19,644)
   Net realized gains (losses)           632,634     345,984     63,223     10,292    237,234     45,415
   Change in unrealized gains
      (losses) on investments           (349,278)    125,511    (46,766)      (352)  (204,154)    45,025
                                     -----------  ----------  ---------  ---------  ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                 260,063     398,277     13,982      1,257     27,294     70,796
                                     -----------  ----------  ---------  ---------  ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 2,674      61,396         --     27,722         --         93
   Transfers from other funding
      options                             28,224     498,449     16,013     11,588      2,428     13,307
   Contract charges                           (5)       (639)        --        (43)        --       (106)
   Contract surrenders                   (67,223)   (198,540)    (2,210)  (120,140)    (1,833)  (156,885)
   Transfers to other funding
      options                         (4,241,461)   (404,359)  (375,625)   (20,375)  (848,220)   (65,114)
   Other receipts (payments)                  --      (3,404)   (26,075)        --    (11,772)        --
                                     -----------  ----------  ---------  ---------  ---------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (4,277,791)    (47,097)  (387,897)  (101,248)  (859,397)  (208,705)
                                     -----------  ----------  ---------  ---------  ---------  ---------
      Net increase (decrease)  in
         net assets                   (4,017,728)    351,180   (373,915)   (99,991)  (832,103)  (137,909)
NET ASSETS:
   Beginning of period                 4,017,728   3,666,548    373,915    473,906    832,103    970,012
                                     -----------  ----------  ---------  ---------  ---------  ---------
   End of period                     $        --  $4,017,728  $      --  $ 373,915  $      --  $ 832,103
                                     ===========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             LMPVPII                     LMPVET                   LMPVIT
                                        AGGRESSIVE GROWTH          CAPITAL AND INCOME         ADJUSTABLE RATE
                                           SUBACCOUNT                  SUBACCOUNT                 INCOME
                                           (CLASS II)                  (CLASS II)               SUBACCOUNT
                                     ------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007          2006        2007        2006
                                     -----------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (13,391) $   (41,605) $   (630,381) $  (339,707) $  138,233  $  140,953
   Net realized gains (losses)           447,984       42,377    12,004,476    2,803,653      (1,344)      6,173
   Change in unrealized gains
      (losses) on investments           (371,525)     143,814    (8,994,163)   3,199,529    (169,498)    (29,662)
                                     -----------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  63,068      144,586     2,379,932    5,663,475     (32,609)    117,464
                                     -----------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 4,749      178,617       534,380      392,154       7,614      61,341
   Transfers from other funding
      options                             16,819       65,582     1,511,934    4,789,255     208,545     727,423
   Contract charges                           (3)        (159)      (10,569)     (11,817)       (617)       (779)
   Contract surrenders                   (44,203)     (97,965)   (4,400,256)  (5,952,150)   (241,301)   (494,572)
   Transfers to other funding
      options                         (1,986,038)    (151,563)   (5,687,795)  (2,716,798)   (330,834)   (396,479)
   Other receipts (payments)                  --       (8,370)   (2,740,511)    (622,821)   (131,173)    (35,627)
                                     -----------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (2,008,676)     (13,858)  (10,792,817)  (4,122,177)   (487,766)   (138,693)
                                     -----------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease) in
         net assets                   (1,945,608)     130,728    (8,412,885)   1,541,298    (520,375)    (21,229)
NET ASSETS:
   Beginning of period                 1,945,608    1,814,880    72,727,939   71,186,641   5,711,248   5,732,477
                                     -----------  -----------  ------------  -----------  ----------  ----------
   End of period                     $        --  $ 1,945,608  $ 64,315,054  $72,727,939  $5,190,873  $5,711,248
                                     ===========  ===========  ============  ===========  ==========  ==========

                                              LMPVIT
                                       DIVERSIFIED STRATEGIC
                                              INCOME
                                            SUBACCOUNT
                                     ------------------------
                                         2007         2006
                                     -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   354,747  $   501,403
   Net realized gains (losses)           (60,107)     (45,801)
   Change in unrealized gains
      (losses) on investments           (280,376)     (25,105)
                                     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  14,264      430,497
                                     -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 7,126       12,351
   Transfers from other funding
      options                            362,947      464,671
   Contract charges                       (1,840)      (2,290)
   Contract surrenders                  (884,309)  (1,619,280)
   Transfers to other funding
      options                         (1,164,636)    (780,235)
   Other receipts (payments)            (134,175)    (257,872)
                                     -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,814,887)  (2,182,655)
                                     -----------  -----------
      Net increase (decrease) in
         net assets                   (1,800,623)  (1,752,158)
NET ASSETS:
   Beginning of period                12,604,841   14,356,999
                                     -----------  -----------
   End of period                     $10,804,218  $12,604,841
                                     ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                         LMPVPI TOTAL RETURN
                                        LMPVIT HIGH INCOME        LMPVIT MONEY MARKET        SUBACCOUNT
                                            SUBACCOUNT                SUBACCOUNT             (CLASS II)
                                     ------------------------  ------------------------  -------------------
                                         2007         2006         2007         2006      2007 (a)    2006
                                     -----------  -----------  -----------  -----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ 1,373,780  $ 1,253,339  $   372,591  $   313,736  $    (792) $   (890)
   Net realized gains (losses)           (45,092)     (35,866)          --           --     67,359    13,689
   Change in unrealized gains
      (losses) on investments         (1,655,019)     637,648           --           --    (49,681)   40,061
                                     -----------  -----------  -----------  -----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (326,331)   1,855,121      372,591      313,736     16,886    52,860
                                     -----------  -----------  -----------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               155,265      430,645       79,241       92,674     31,080    82,893
   Transfers from other funding
      options                            762,409    1,435,374   13,672,724    9,586,524      2,771    26,191
   Contract charges                       (3,138)      (3,726)      (1,828)      (2,156)        (1)      (50)
   Contract surrenders                (1,686,285)  (1,998,129)  (7,279,621)  (3,697,434)    (5,307)  (10,652)
   Transfers to other funding
      options                         (1,073,653)  (1,241,175)  (3,808,277)  (5,965,844)  (656,754)   (1,128)
   Other receipts (payments)            (212,542)    (102,403)    (168,715)     (69,939)        --        --
                                     -----------  -----------  -----------  -----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (2,057,944)  (1,479,414)   2,493,524      (56,175)  (628,211)   97,254
                                     -----------  -----------  -----------  -----------  ---------  --------
      Net increase (decrease)
         in net assets                (2,384,275)     375,707    2,866,115      257,561   (611,325)  150,114
NET ASSETS:
   Beginning of period                22,169,267   21,793,560   11,354,873   11,097,312    611,325   461,211
                                     -----------  -----------  -----------  -----------  ---------  --------
   End of period                     $19,784,992  $22,169,267  $14,220,988  $11,354,873  $      --  $611,325
                                     ===========  ===========  ===========  ===========  =========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   LORD ABBETT               LORD ABBETT         MIST BATTERYMARCH
                                            LMPVPIII            GROWTH AND INCOME           MID-CAP VALUE          MID-CAP STOCK
                                         LARGE CAP VALUE           SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                                           SUBACCOUNT              (CLASS VC)                (CLASS VC)              (CLASS A)
                                     ---------------------  -----------------------  -------------------------  -------------------
                                      2007 (a)     2006       2007 (a)      2006        2007 (a)       2006        2007    2006 (b)
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (871) $   (3,518) $   (52,451) $  (59,891) $    (87,985) $  (196,816) $ (11,741) $(10,078)
   Net realized gains (losses)         201,485      52,258    1,165,633     314,307     2,247,422    1,089,933     74,886    (4,906)
   Change in unrealized gains
      (losses) on investments         (153,153)    100,677     (832,439)    749,952      (858,749)     276,668    (29,600)  (27,465)
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                47,461     149,417      280,743   1,004,368     1,300,688    1,169,785     33,545   (42,449)
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --          --       31,588     186,683       106,704      382,439      3,877     1,679
   Transfers from other funding
      options                              194       2,128      127,011     792,796        93,071    1,296,995     12,900   808,198
   Contract charges                         --        (190)          (7)       (869)          (11)      (1,348)       (65)      (73)
   Contract surrenders                  (3,349)    (80,406)    (285,681)   (416,983)     (128,818)    (558,804)   (82,173)  (47,628)
   Transfers to other funding
      options                         (967,182)   (124,933)  (8,067,756)   (291,363)  (14,348,460)  (1,350,775)  (122,922)     (551)
   Other receipts (payments)               (28)    (26,421)       3,387          --       (32,034)     (66,179)   (23,956)       --
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (970,365)   (229,822)  (8,191,458)    270,264   (14,309,548)    (297,672)  (212,339)  761,625
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
      Net increase (decrease)
         in net assets                (922,904)    (80,405)  (7,910,715)  1,274,632   (13,008,860)     872,113   (178,794)  719,176
NET ASSETS:
   Beginning of period                 922,904   1,003,309    7,910,715   6,636,083    13,008,860   12,136,747    719,176        --
                                     ---------  ----------  -----------  ----------  ------------  -----------  ---------  --------
   End of period                     $      --  $  922,904  $        --  $7,910,715  $         --  $13,008,860  $ 540,382  $719,176
                                     =========  ==========  ===========  ==========  ============  ===========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                         MIST BLACKROCK        MIST BLACKROCK       MIST BLACKROCK
                                           HIGH YIELD          LARGE-CAP CORE       LARGE-CAP CORE
                                           SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                           (CLASS A)             (CLASS E)            (CLASS A)
                                     ----------------------  ----------------  -----------------------
                                        2007      2006 (b)    2007 (c)   2006    2007 (a)    2006 (b)
                                     ----------  ----------  ----------  ----  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   86,915  $  (15,694) $  (26,382)  $--  $     2,625  $  (24,689)
   Net realized gains (losses)            5,191       1,317        (675)   --      220,063       7,547
   Change in unrealized gains
      (losses) on investments           (91,562)     68,489      20,287    --     (124,773)    124,773
                                     ----------  ----------  ----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    544      54,112      (6,770)   --       97,915     107,631
                                     ----------  ----------  ----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   --      26,202       9,286    --          906      40,575
   Transfers from other funding
      options                           382,719   1,124,026   2,194,115    --      134,634   2,167,658
   Contract charges                        (116)        (97)       (279)   --          (18)       (356)
   Contract surrenders                  (87,425)    (33,325)    (46,913)   --      (17,847)   (153,935)
   Transfers to other funding
      options                          (104,380)    (29,055)    (87,344)   --   (2,181,937)   (162,949)
   Other receipts (payments)            (25,685)         --     (13,145)   --           --     (32,277)
                                     ----------  ----------  ----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     165,113   1,087,751   2,055,720    --   (2,064,262)  1,858,716
                                     ----------  ----------  ----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                  165,657   1,141,863   2,048,950    --   (1,966,347)  1,966,347
NET ASSETS:
   Beginning of period                1,141,863          --          --    --    1,966,347          --
                                     ----------  ----------  ----------   ---   ----------  ----------
   End of period                     $1,307,520  $1,141,863  $2,048,950   $--   $       --  $1,966,347
                                     ==========  ==========  ==========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          MIST DREMAN         MIST HARRIS OAKMARK                              MIST LAZARD
                                        SMALL-CAP VALUE          INTERNATIONAL          MIST JANUS FORTY         MID-CAP
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                           (CLASS A)              (CLASS A)                (CLASS A)            (CLASS B)
                                     ---------------------  -----------------------  ----------------------  --------------
                                        2007      2006 (b)     2007       2006 (b)      2007      2006 (b)   2007 (c)  2006
                                     ----------  ---------  ----------   ----------  ----------  ----------  --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (16,441) $  (2,111) $   (89,055) $  (92,088) $  (19,913) $  (12,761) $ (1,699) $--
   Net realized gains (losses)           10,585      6,278      726,133      12,427     150,694      (4,156)     (703)  --
   Change in unrealized gains
      (losses) on investments           (41,370)    42,316     (884,075)    749,109     117,124      36,086   (13,693)  --
                                     ----------  ---------  -----------  ----------  ----------  ----------  --------  ---
      Net increase (decrease)
         in net assets resulting
         from operations                (47,226)    46,483     (246,997)    669,448     247,905      19,169   (16,095)  --
                                     ----------  ---------  -----------  ----------  ----------  ----------  --------  ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               13,128     39,123       78,442      49,752      68,967       6,787     2,003   --
   Transfers from other funding
      options                           709,771    661,212    1,795,868   7,774,836     681,674   1,015,010   147,815   --
   Contract charges                         (48)       (23)        (771)       (805)       (181)       (195)      (40)  --
   Contract surrenders                  (35,708)    (6,166)    (533,456)   (257,036)    (62,229)    (25,584)   (3,974)  --
   Transfers to other funding
      options                           (64,618)  (232,516)  (1,070,052)   (664,950)   (236,239)   (113,623)  (21,411)  --
   Other receipts (payments)            (38,989)      (906)     (31,943)    (57,301)     (2,727)         --    (1,930)  --
                                     ----------  ---------  -----------  ----------  ----------  ----------  --------  ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions     583,536    460,724      238,088   6,844,496     449,265     882,395   122,463   --
                                     ----------  ---------  -----------  ----------  ----------  ----------  --------  ---
      Net increase (decrease)
         in net assets                  536,310    507,207       (8,909)  7,513,944     697,170     901,564   106,368   --
NET ASSETS:
   Beginning of period                  507,207         --    7,513,944          --     901,564          --        --   --
                                     ----------  ---------  -----------  ----------  ----------  ----------  --------  ---
   End of period                     $1,043,517  $ 507,207  $ 7,505,035  $7,513,944  $1,598,734  $  901,564  $106,368  $--
                                     ==========  =========  ===========  ==========  ==========  ==========  ========  ===

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT          MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE          GROWTH AND INCOME
                                            SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)                 (CLASS B)
                                     ------------------------  ----------------------  ------------------------
                                         2007      2006 (b)       2007      2006 (b)      2007        2006 (b)
                                       --------    --------    ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  1,175    $ (3,314)   $   72,348  $  (35,764) $  (360,509) $  (301,450)
   Net realized gains (losses)           22,702          84        42,334      (1,289)   1,260,691       39,989
   Change in unrealized gains
      (losses) on investments           (12,841)     16,629       (16,356)    131,545     (644,155)   1,848,116
                                       --------    --------    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 11,036      13,399        98,326      94,492      256,027    1,586,655
                                       --------    --------    ----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                2,181          --         2,985          --      293,465      184,822
   Transfers from other funding
      options                               426     256,349       158,517   3,045,505    8,705,235   23,499,011
   Contract charges                         (26)        (26)         (154)       (206)      (3,620)      (3,475)
   Contract surrenders                  (13,859)     (9,129)     (394,181)   (494,040)  (1,581,806)  (1,056,918)
   Transfers to other funding
      options                              (276)       (440)     (247,115)   (270,093)  (1,855,671)    (720,889)
   Other receipts (payments)                 --          --       (58,740)         --     (107,656)    (214,052)
                                       --------    --------    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (11,554)    246,754      (538,688)  2,281,166    5,449,947   21,688,499
                                       --------    --------    ----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                     (518)    260,153      (440,362)  2,375,658    5,705,974   23,275,154
NET ASSETS:
   Beginning of period                  260,153          --     2,375,658          --   23,275,154           --
                                       --------    --------    ----------  ----------  -----------  -----------
   End of period                       $259,635    $260,153    $1,935,296  $2,375,658  $28,981,128  $23,275,154
                                       ========    ========    ==========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        MIST LORD ABBETT         MIST MET/AIM           MIST MET/AIM         MIST MET/AIM
                                         MID-CAP VALUE       CAPITAL APPRECIATION   CAPITAL APPRECIATION   SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS E)            (CLASS A)
                                     ---------------------  ----------------------  --------------------  ------------------
                                        2007      2006 (b)     2007      2006 (b)     2007 (c)    2006       2007    2006 (b)
                                     -----------  --------  ----------  ----------   ----------   ----    ---------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (184,322) $ (2,934) $  (46,088) $  (27,271)  $  (16,665)   $--    $  (3,975) $(1,063)
   Net realized gains (losses)            19,020       847      (9,836)    276,296        7,308     --        7,266      960
   Change in unrealized gains
      (losses) on investments         (1,222,583)   38,128     273,045    (289,262)      42,229     --        4,323      564
                                     -----------  --------  ----------  ----------   ----------    ---    ---------  -------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,387,885)   36,041     217,121     (40,237)      32,872     --        7,614      461
                                     -----------  --------  ----------  ----------   ----------    ---    ---------  -------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                54,661     3,743          --      34,936       35,000     --           --       --
   Transfers from other funding
      options                         14,630,775   441,618       4,627   2,456,745    1,240,072     --      332,530   92,892
   Contract charges                       (1,181)      (21)       (579)       (607)        (180)    --          (13)     (12)
   Contract surrenders                  (439,528)   (3,037)   (191,155)    (96,613)     (35,952)    --           --       --
   Transfers to other funding
      options                         (1,172,383)  (58,932)    (41,508)    (18,257)    (138,271)    --     (218,006)  (7,140)
   Other receipts (payments)             (95,567)       --     (60,818)         --           --     --           --     (914)
                                     -----------  --------  ----------  ----------   ----------    ---    ---------  -------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   12,976,777   383,371    (289,433)  2,376,204    1,100,669     --      114,511   84,826
                                     -----------  --------  ----------  ----------   ----------    ---    ---------  -------
      Net increase (decrease)
         in net assets                11,588,892   419,412     (72,312)  2,335,967    1,133,541     --      122,125   85,287
NET ASSETS:
   Beginning of period                   419,412        --   2,335,967          --           --     --       85,287       --
                                     -----------  --------  ----------  ----------   ----------    ---    ---------  -------
   End of period                     $12,008,304  $419,412  $2,263,655  $2,335,967   $1,133,541    $--    $ 207,412  $85,287
                                     ===========  ========  ==========  ==========   ==========    ===    =========  =======

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING         MIST MFS                 MIST MFS
                                      MARKETS EQUITY    RESEARCH INTERNATIONAL            VALUE
                                        SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)             (CLASS B)               (CLASS A)
                                     -----------------  ----------------------  -----------------------
                                       2007 (c)   2006       2007(c)     2006        2007       2006 (b)
                                      ---------  ----      ----------   ----    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (184)   $--      $  (29,898)   $--    $  (117,303) $     (352)
   Net realized gains (losses)           3,352     --          22,196     --        238,561     231,873
   Change in unrealized gains
      (losses) on investments              862     --         106,918     --        194,427     255,319
                                      --------    ---      ----------    ---    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 4,030     --          99,216     --        315,685     486,840
                                      --------    ---      ----------    ---    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --     --             882     --        132,701      12,086
   Transfers from other funding
      options                           15,620     --       2,854,409     --      1,284,327   5,350,781
   Contract charges                         --     --            (157)    --           (708)       (684)
   Contract surrenders                 (15,544)    --        (320,315)    --       (308,389)   (185,667)
   Transfers to other funding
      options                               --     --        (346,311)    --     (1,408,140)   (335,124)
   Other receipts (payments)                --     --         (29,101)    --         (9,317)     (1,012)
                                      --------    ---      ----------    ---    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         76     --       2,159,407     --       (309,526)  4,840,380
                                      --------    ---      ----------    ---    -----------  ----------
      Net increase (decrease)
         in net assets                   4,106     --       2,258,623     --          6,159   5,327,220
NET ASSETS:
   Beginning of period                      --     --              --     --      5,327,220          --
                                      --------    ---      ----------    ---    -----------  ----------
   End of period                      $  4,106    $--      $2,258,623    $--    $ 5,333,379  $5,327,220
                                      ========    ===      ==========    ===    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      MIST NEUBERGER BERMAN      MIST OPPENHEIMER     MIST PIMCO INFLATION           MIST
                                           REAL ESTATE         CAPITAL APPRECIATION      PROTECTED BOND          PIONEER FUND
                                           SUBACCOUNT               SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)               (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------------  ----------------------  --------------------  ----------------------
                                         2007       2006 (b)      2007      2006 (b)    2007 (c)     2006       2007      2006 (b)
                                     -----------  ----------  ----------  ----------  -----------   ----    ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
   Net investment income (loss)      $   (45,504) $  (58,879) $  (36,096) $  (21,659) $  (262,177)   $--    $  (27,761) $  (33,078)
   Net realized gains (losses)           493,911      40,541     119,494      (4,433)      33,362     --        74,644        (142)
   Change in unrealized gains
      (losses) on investments         (1,201,232)    814,393     104,705      46,460    1,411,677     --        35,302     206,417
                                     -----------  ----------  ----------  ----------  -----------    ---    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (752,825)    796,055     188,103      20,368    1,182,862     --        82,185     173,197
                                     -----------  ----------  ----------  ----------  -----------    ---    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                62,684      85,809      20,466      93,071       22,208     --        12,220          --
   Transfers from other funding
      options                          1,160,485   4,280,644     112,503   1,563,388   20,887,424     --        64,451   2,681,815
   Contract charges                         (354)       (385)       (107)       (123)      (1,887)    --          (236)       (290)
   Contract surrenders                  (463,885)   (116,910)   (112,505)    (32,594)    (496,443)    --      (178,379)    (40,412)
   Transfers to other funding
      options                         (1,308,594)   (326,320)    (91,896)    (31,781)  (1,100,092)    --      (349,018)   (243,567)
   Other receipts (payments)                (222)    (16,993)         95          --      (71,312)    --        (4,343)          --
                                     -----------  ----------  ----------  ----------  -----------    ---    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (549,886)  3,905,845     (71,444)  1,591,961   19,239,898     --      (455,305)  2,397,546
                                     -----------  ----------  ----------  ----------  -----------    ---    ----------  ----------
      Net increase (decrease)
         in net assets                (1,302,711)  4,701,900     116,659   1,612,329   20,422,760     --      (373,120)  2,570,743
NET ASSETS:
   Beginning of period                 4,701,900          --   1,612,329          --           --     --     2,570,743          --
                                     -----------  ----------  ----------  ----------  -----------    ---    ----------  ----------
   End of period                     $ 3,399,189  $4,701,900  $1,728,988  $1,612,329  $20,422,760    $--    $2,197,623  $2,570,743
                                     ===========  ==========  ==========  ==========  ===========    ===    ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                         MIST PIONEER           MIST PIONEER            MIST THIRD AVENUE
                                        MID-CAP VALUE         STRATEGIC INCOME           SMALL CAP VALUE
                                          SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                          (CLASS A)               (CLASS A)                 (CLASS B)
                                     -------------------  ------------------------  --------------------------
                                     2007 (a)    2006 (b)     2007       2006 (b)       2007         2006 (b)
                                     ---------  --------  -----------  -----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
   Net investment income (loss)      $    (119) $   (581) $  (169,537) $   382,405  $  (198,736)  $    (90,720)
   Net realized gains (losses)          14,304     1,338       27,539       15,711      732,560        (10,355)
   Change in unrealized gains
      (losses) on investments           (4,304)    4,304      678,242      (32,988)  (1,720,851)       352,377
                                     ---------  --------  -----------  -----------  -----------   ------------
      Net increase (decrease)
         in net assets resulting
         from operations                 9,881     5,061      536,244      365,128   (1,187,027)       251,302
                                     ---------  --------  -----------  -----------  -----------   ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  --        --       53,350      170,349      154,871         26,332
   Transfers from other funding
      options                           48,472    66,388    1,697,479   12,365,222    7,964,122     12,193,197
   Contract charges                         --       (11)        (939)      (1,125)      (1,880)          (624)
   Contract surrenders                    (121)     (410)    (604,382)    (487,422)    (764,730)      (225,661)
   Transfers to other funding
      options                         (121,252)   (8,006)    (633,322)    (422,814)  (1,957,287)      (520,326)
   Other receipts (payments)                (2)       --     (136,285)    (246,175)     (36,811)        (4,743)
                                     ---------  --------  -----------  -----------  -----------   ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (72,903)   57,961      375,901   11,378,035    5,358,285     11,468,175
                                     ---------  --------  -----------  -----------  -----------   ------------
      Net increase (decrease)
         in net assets                 (63,022)   63,022      912,145   11,743,163    4,171,258     11,719,477
                                     ---------  --------  -----------  -----------  -----------   ------------
NET ASSETS:
   Beginning of period                  63,022        --   11,743,163           --   11,719,477             --
                                     ---------  --------  -----------  -----------  -----------   ------------
   End of period                     $      --  $ 63,022  $12,655,308  $11,743,163  $15,890,735   $ 11,719,477
                                     =========  ========  ===========  ===========  ===========   ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF BLACKROCK            MSF BLACKROCK             MSF BLACKROCK
                                       AGGRESSIVE GROWTH           BOND INCOME               BOND INCOME
                                           SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                            (CLASS D)               (CLASS A)                 (CLASS E)
                                     ----------------------  -----------------------  ------------------------
                                        2007        2006        2007       2006 (b)       2007        2006 (b)
                                     ----------  ----------  ----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
   Net investment income (loss)      $  (62,798) $  (38,207) $   14,177  $   (17,103) $   175,689  $  (219,713)
   Net realized gains (losses)           55,005     (23,462)     10,302        3,000      111,746       52,458
   Change in unrealized gains
      (losses) on investments           531,774     (29,542)     23,217       56,066      311,122      739,181
                                     ----------  ----------  ----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                523,981     (91,211)     47,696       41,963      598,557      571,926
                                     ----------  ----------  ----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,412      90,248          --       31,609      168,784      135,299
   Transfers from other funding
      options                           457,588   3,249,252      59,671    1,443,087      808,659   17,718,329
   Contract charges                        (420)       (461)       (126)        (131)      (2,415)      (2,896)
   Contract surrenders                 (276,467)   (142,896)   (129,306)    (217,161)  (1,249,975)  (1,498,748)
   Transfers to other funding
      options                          (189,341)   (190,942)    (43,888)     (29,496)  (1,134,337)    (804,475)
   Other receipts (payments)            (22,483)       (851)    (34,060)          --      (99,859)    (127,755)
                                     ----------  ----------  ----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (24,711)  3,004,530    (147,709)   1,227,908   (1,509,143)  15,419,754
                                     ----------  ----------  ----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                  499,270   2,913,319    (100,013)   1,269,871     (910,586)  15,991,680
                                     ----------  ----------  ----------  -----------  -----------  -----------
NET ASSETS:
   Beginning of period                2,913,319          --   1,269,871           --   15,991,680           --
                                     ----------  ----------  ----------  -----------  -----------  -----------
   End of period                     $3,412,589  $2,913,319  $1,169,858  $ 1,269,871  $15,081,094  $15,991,680
                                     ==========  ==========  ==========  ===========  ===========  ===========

                                          MSF BLACKROCK
                                           MONEY MARKET
                                            SUBACCOUNT
                                            (CLASS A)
                                     -----------------------
                                         2007       2006 (b)
                                     -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
   FROM OPERATIONS:
   Net investment income (loss)      $    79,601  $   45,157
   Net realized gains (losses)                --          --
   Change in unrealized gains
      (losses) on investments                 --          --
                                     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  79,601      45,157
                                     -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               457,810   1,015,489
   Transfers from other funding
      options                          4,570,494   3,710,463
   Contract charges                         (260)       (328)
   Contract surrenders                  (811,941)   (802,181)
   Transfers to other funding
      options                         (2,705,322) (1,775,371)
   Other receipts (payments)             (13,716)         --
                                     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,497,065   2,148,072
                                     -----------  ----------
      Net increase (decrease)
         in net assets                 1,576,666   2,193,229
                                     -----------  ----------
NET ASSETS:
   Beginning of period                 2,193,229          --
                                     -----------  ----------
   End of period                     $ 3,769,895  $2,193,229
                                     ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                              MSF CAPITAL GUARDIAN             MSF                         MSF
                                                  U.S. EQUITY             FI LARGE CAP              FI VALUE LEADERS
                                                  SUBACCOUNT               SUBACCOUNT                  SUBACCOUNT
                                                   (CLASS A)               (CLASS A)                   (CLASS D)
                                             ---------------------  ------------------------  -------------------------
                                                2007     2006 (b)      2007        2006 (b)       2007        2006 (b)
                                             ---------  ----------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $ (12,369) $  (13,960)  $  (75,518)  $  (54,785)  $  (167,660) $  (207,402)
   Net realized gains (losses)                  57,543         664      294,264      (22,364)    1,442,485      (57,109)
   Change in unrealized gains (losses) on
      investments                              (61,585)     37,953     (131,690)     110,226      (919,930)     571,390
                                             ---------  ----------   ----------   ----------   -----------  -----------
      Net increase (decrease) in net
         assets resulting from operations      (16,411)     24,657       87,056       33,077       354,895      306,879
                                             ---------  ----------   ----------   ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                               --       7,250        6,271          613       140,150       75,827
   Transfers from other funding options        143,267   1,195,415       92,570    4,696,260       194,552   17,470,279
   Contract charges                               (123)        (91)        (785)        (871)       (2,808)      (3,246)
   Contract surrenders                         (58,703)    (55,263)    (365,401)    (201,303)   (1,545,145)  (1,159,608)
   Transfers to other funding options         (170,860)   (244,607)    (158,355)    (226,173)   (1,087,987)    (653,224)
   Other receipts (payments)                   (11,583)    (31,013)     (17,530)     (17,922)      (85,108)     (49,681)
                                             ---------  ----------   ----------   ----------   -----------  -----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                          (98,002)    871,691     (443,230)   4,250,604    (2,386,346)  15,680,347
                                             ---------  ----------   ----------   ----------   -----------  -----------
      Net increase (decrease) in net assets   (114,413)    896,348     (356,174)   4,283,681    (2,031,451)  15,987,226
NET ASSETS:
   Beginning of period                         896,348          --    4,283,681           --    15,987,226           --
                                             ---------  ----------   ----------   ----------   -----------  -----------
   End of period                             $ 781,935  $  896,348   $3,927,507   $4,283,681   $13,955,775  $15,987,226
                                             =========  ==========   ==========   ==========   ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  MSF METLIFE             MSF METLIFE        MSF METLIFE CONSERVATIVE
                                             AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION   TO MODERATE ALLOCATION
                                                  SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                                   (CLASS B)               (CLASS B)                 (CLASS B)
                                             ---------------------  -----------------------  ------------------------
                                                2007      2006 (b)     2007       2006 (b)      2007        2006 (b)
                                             ----------  ---------  ----------   ----------  ----------    ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $  (15,590) $ (8,438)  $  (45,341)  $  (15,018) $  (32,670)   $ (8,688)
   Net realized gains (losses)                   36,712        40       26,727       19,034      13,848       1,460
   Change in unrealized gains (losses) on
      investments                               (56,942)   56,204       89,105       55,250      46,374      44,691
                                              ---------  --------   ----------   ----------  ----------    --------
      Net increase (decrease) in net
         assets resulting from operations       (35,820)   47,806       70,491       59,266      27,552      37,463
                                              ---------  --------   ----------   ----------  ----------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                             1,400    54,717       63,000           --      12,761          --
   Transfers from other funding options         758,195   679,979    2,015,999    1,470,929   1,722,525     712,639
   Contract charges                                (136)     (119)        (125)         (61)        (82)        (87)
   Contract surrenders                           (4,924)       --      (98,061)    (465,193)   (124,174)     (4,770)
   Transfers to other funding options          (367,985)      (30)    (481,600)     (81,508)   (111,940)    (25,943)
   Other receipts (payments)                         --        --           --      (13,773)         --          --
                                             ----------  --------   ----------   ----------  ----------    --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                           386,550   734,547    1,499,213      910,394   1,499,090     681,839
                                             ----------  --------   ----------   ----------  ----------    --------
      Net increase (decrease) in net assets     350,730   782,353    1,569,704      969,660   1,526,642     719,302
NET ASSETS:
   Beginning of period                          782,353        --      969,660           --     719,302          --
                                             ----------  --------   ----------   ----------  ----------    --------
   End of period                             $1,133,083  $782,353   $2,539,364   $  969,660  $2,245,944    $719,302
                                             ==========  ========   ==========   ==========  ==========    ========

                                                   MSF METLIFE
                                               MODERATE ALLOCATION
                                                    SUBACCOUNT
                                                    (CLASS B)
                                             ----------------------
                                                2007      2006 (b)
                                             ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $  (59,025) $  (23,866)
   Net realized gains (losses)                   26,426       3,604
   Change in unrealized gains (losses) on
      investments                                70,115     109,842
                                              ---------   ---------
      Net increase (decrease) in net
         assets resulting from operations        37,516      89,580
                                              ---------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            68,408      20,145
   Transfers from other funding options       1,903,937   2,008,675
   Contract charges                                (429)       (388)
   Contract surrenders                         (174,141)    (33,204)
   Transfers to other funding options          (119,490)   (244,744)
   Other receipts (payments)                         --          --
                                             ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                         1,678,285   1,750,484
                                             ----------  ----------
      Net increase (decrease) in net assets   1,715,801   1,840,064
NET ASSETS:
   Beginning of period                        1,840,064          --
                                             ----------  ----------
   End of period                             $3,555,865  $1,840,064
                                             ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      MSF METLIFE MODERATE       MSF MFS                MSF MFS
                                    TO AGGRESSIVE ALLOCATION   TOTAL RETURN          TOTAL RETURN
                                           SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                            (CLASS B)           (CLASS B)              (CLASS F)
                                    ------------------------  --------------  ------------------------
                                       2007        2006 (b)   2007 (c)  2006      2007       2006 (b)
                                    ----------  ------------  --------  ----  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (53,245)  $  (27,918)  $  (102)  $--   $    18,939  $  (629,726)
   Net realized gains (losses)          46,393        4,400        (1)   --     2,088,070       68,573
   Change in unrealized gains
      (losses) on investments           43,551      144,876      (648)   --    (1,034,717)   3,601,556
                                    ----------   ----------   -------   ---   -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         operations                     36,699      121,358      (751)   --     1,072,292    3,040,403
                                    ----------   ----------   -------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                  149,694       50,964    18,788    --       524,998      374,853
   Transfers from other funding
      options                          660,850    2,787,322    28,097    --     1,394,245   50,593,648
   Contract charges                       (207)        (190)       --    --        (7,541)      (8,845)
   Contract surrenders                 (45,133)    (101,620)       --    --    (3,943,970)  (4,047,295)
   Transfers to other funding
      options                          (95,177)    (607,280)       --    --    (2,231,381)  (1,340,804)
   Other receipts (payments)                --           --        --    --      (346,815)    (144,424)
                                    ----------   ----------   -------   ---   -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions         670,027    2,129,196    46,885    --    (4,610,464)  45,427,133
                                    ----------   ----------   -------   ---   -----------  -----------
      Net increase (decrease) in
         net assets                    706,726    2,250,554    46,134    --    (3,538,172)  48,467,536
NET ASSETS:
   Beginning of period               2,250,554           --        --    --    48,467,536           --
                                    ----------   ----------   -------   ---   -----------  -----------
   End of period                    $2,957,280   $2,250,554   $46,134   $--   $44,929,364  $48,467,536
                                    ==========   ==========   =======   ===   ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                          MSF WESTERN         MSF WESTERN
                                         MSF OPPENHEIMER         MSF T. ROWE PRICE      ASSET MANAGEMENT    ASSET MANAGEMENT
                                          GLOBAL EQUITY           LARGE CAP GROWTH       HIGH YIELD BOND    U.S. GOVERNMENT
                                           SUBACCOUNT                SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                            (CLASS B)                (CLASS B)              (CLASS A)          (CLASS A)
                                    ------------------------  ----------------------  -------------------  ------------------
                                        2007       2006 (b)      2007       2006 (b)   2007 (a)  2006 (b)    2007    2006 (b)
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (188,528) $  (198,070) $  (38,934) $  (27,789) $  28,862  $ (5,224) $  1,653  $ (3,597)
   Net realized gains (losses)          421,405      (16,684)     71,615       1,897      8,334       427       983       160
   Change in unrealized gains
      (losses) on investments           424,149    1,005,886     133,985     174,745    (24,907)   24,907     3,195    11,114
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                     657,026      791,132     166,666     148,853     12,289    20,110     5,831     7,677
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                   177,898      184,922         498          --        232        --     3,200        --
   Transfers from other funding
      options                           669,339   16,067,317      79,542   2,316,052        671   375,747    10,311   260,225
   Contract charges                      (1,381)      (1,506)       (303)       (350)        --       (48)       (8)      (16)
   Contract surrenders                 (722,145)    (332,173)   (188,648)   (147,443)   (60,249)  (16,519)   (5,981)   (6,262)
   Transfers to other funding
      options                          (751,253)    (866,220)   (121,132)    (28,904)  (315,480)  (16,654)  (13,215)   (1,840)
   Other receipts (payments)           (149,498)     (91,759)    (22,537)     (3,938)       (99)       --        --        --
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions         (777,040)  14,960,581    (252,580)  2,135,417   (374,925)  342,526    (5,693)  252,107
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
      Net increase (decrease) in
         net assets                    (120,014)  15,751,713     (85,914)  2,284,270   (362,636)  362,636       138   259,784
NET ASSETS:
   Beginning of period               15,751,713           --   2,284,270          --    362,636        --   259,784        --
                                    -----------  -----------  ----------  ----------  ---------  --------  --------  --------
   End of period                    $15,631,699  $15,751,713  $2,198,356  $2,284,270  $      --  $362,636  $259,922  $259,784
                                    ===========  ===========  ==========  ==========  =========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                                      PIMCO VIT                     PIMCO VIT                  PIONEER AMERICA
                                                     REAL RETURN                   TOTAL RETURN                  INCOME VCT
                                                      SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT
                                                (ADMINISTRATIVE CLASS)        (ADMINISTRATIVE CLASS)             (CLASS II)
                                             ----------------------------  ----------------------------  --------------------------
                                                2007 (a)         2006           2007           2006        2007 (d)        2006
                                                --------         ----           ----           ----        --------        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $    175,746    $   448,319    $ 1,749,481    $ 1,556,242   $    36,278    $   33,812
   Net realized gains (losses)                 (1,176,671)       454,809       (170,768)       107,194       (17,007)       (7,152)
   Change in unrealized gains (losses) on
      investments                               1,368,020     (1,120,868)     2,393,377       (531,330)       33,753        (5,753)
                                             ------------    -----------    -----------    -----------   -----------    ----------
      Net increase (decrease) in net assets
         resulting from operations                367,095       (217,740)     3,972,090      1,132,106        53,024        20,907
                                             ------------    -----------    -----------    -----------   -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                       49,259        391,091        612,109      1,151,050        41,542       105,733
   Transfers from other funding options         1,312,860      3,398,898      7,043,574      7,331,646       172,229       429,914
   Contract charges                                    (1)        (2,200)        (8,161)        (9,998)         (176)         (202)
   Contract surrenders                           (450,076)      (813,134)    (4,699,607)    (7,527,956)     (236,912)      (93,029)
   Transfers to other funding options         (20,436,794)    (1,730,197)    (3,730,043)    (3,183,837)   (1,627,060)     (113,198)
   Other receipts (payments)                     (150,480)      (124,470)      (511,067)      (723,933)      (23,808)           --
                                             ------------    -----------    -----------    -----------   -----------    ----------
      Net increase (decrease) in net assets
         resulting  from contract
         transactions                         (19,675,232)     1,119,988     (1,293,195)    (2,963,028)   (1,674,185)      329,218
                                             ------------    -----------    -----------    -----------   -----------    ----------
      Net increase (decrease) in net assets   (19,308,137)       902,248      2,678,895     (1,830,922)   (1,621,161)      350,125
NET ASSETS:
   Beginning of period                         19,308,137     18,405,889     60,862,946     62,693,868     1,621,161     1,271,036
                                             ------------    -----------    -----------    -----------   -----------    ----------
   End of period                             $         --    $19,308,137    $63,541,841    $60,862,946   $        --    $1,621,161
                                             ============    ===========    ===========    ===========   ===========    ==========

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period May 1, 2006 to December 31, 2006.

(c) For the period April 30, 2007 to December 31, 2007.

(d) For the period January 1, 2007 to November 9, 2007.

(e) For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  PIONEER               PIONEER             PIONEER EMERGING
                                                  BOND VCT          CULLEN VALUE VCT           MARKETS VCT
                                                 SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                                                 (CLASS II)            (CLASS II)              (CLASS II)
                                             ------------------  ----------------------  ---------------------
                                                2007 (e)   2006     2007        2006        2007        2006
                                                --------   ----     ----        ----        ----        ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)               $    5,348   $--    $(10,455)   $(10,037)  $ (15,607)  $ (13,543)
   Net realized gains (losses)                       136    --       8,216       3,390     185,036     123,330
   Change in unrealized gains (losses) on
      investments                                 11,191    --      33,594      75,324     103,421      83,718
                                              ----------   ---    --------    --------   ---------   ---------
      Net increase (decrease) in net assets
         resulting from operations                16,675    --      31,355      68,677     272,850     193,505
                                              ----------   ---    --------    --------   ---------   ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                          --    --      41,084     351,028      87,671     143,276
   Transfers from other funding options        1,648,347    --      51,657     133,561       7,947      53,623
   Contract charges                                   --    --         (92)        (49)        (73)        (54)
   Contract surrenders                           (24,524)   --     (24,381)    (15,066)    (26,188)    (82,489)
   Transfers to other funding options            (84,871)   --     (12,378)    (16,992)   (233,006)   (110,005)
   Other receipts (payments)                          --    --          --      (6,524)         --     (17,147)
                                              ----------   ---    --------    --------   ---------   ---------
      Net increase (decrease) in net assets
         resulting  from contract
         transactions                          1,538,952    --      55,890     445,958    (163,649)    (12,796)
                                              ----------   ---    --------    --------   ---------   ---------
      Net increase (decrease) in net assets    1,555,627    --      87,245     514,635     109,201     180,709
NET ASSETS:
   Beginning of period                                --    --     758,135     243,500     784,915     604,206
                                              ----------   ---    --------    --------   ---------   ---------
   End of period                              $1,555,627   $--    $845,380    $758,135   $ 894,116   $ 784,915
                                              ==========   ===    ========    ========   =========   =========

                                                      PIONEER
                                                 EQUITY INCOME VCT
                                                    SUBACCOUNT
                                                    (CLASS II)
                                             ------------------------
                                                 2007          2006
                                                 ----          ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)               $    5,108   $    4,805
   Net realized gains (losses)                   130,725       61,960
   Change in unrealized gains (losses) on
      investments                               (179,543)     302,351
                                              ----------   ----------
      Net increase (decrease) in net assets
         resulting from operations               (43,710)     369,116
                                              ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract
      owners                                     127,037      189,465
   Transfers from other funding options          198,546      101,983
   Contract charges                                 (293)        (272)
   Contract surrenders                          (207,884)     (74,504)
   Transfers to other funding options            (38,750)     (86,323)
   Other receipts (payments)                     (10,970)     (14,961)
                                              ----------   ----------
      Net increase (decrease) in net assets
         resulting  from contract
         transactions                             67,686      115,388
                                              ----------   ----------
      Net increase (decrease) in net assets       23,976      484,504
NET ASSETS:
   Beginning of period                         2,284,481    1,799,977
                                              ----------   ----------
   End of period                              $2,308,457   $2,284,481
                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                                PIONEER EQUITY             PIONEER               PIONEER GLOBAL
                                               OPPORTUNITY VCT            FUND VCT               HIGH YIELD VCT
                                                  SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                                  (CLASS II)             (CLASS II)                (CLASS II)
                                             -------------------  ------------------------  ------------------------
                                              2007 (d)    2006        2007         2006         2007         2006
                                              --------    ----        ----         ----         ----         ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $   (994)  $  (770)  $  (18,816)  $  (17,714)  $  161,862   $   75,079
   Net realized gains (losses)                 16,456     1,433       52,386       72,696       44,652       12,087
   Change in unrealized gains  (losses) on
      investments                              (8,766)    8,023        6,129      127,550     (216,254)      61,027
                                             --------   -------   ----------   ----------   ----------   ----------
      Net increase (decrease)  in net
         assets resulting  from operations      6,696     8,686       39,699      182,532       (9,740)     148,193
                                             --------   -------   ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received  from
      contract owners                              --    32,862        7,222      128,595      344,534      360,593
   Transfers from other funding  options           --        --      721,928      110,389      323,495    1,194,905
   Contract charges                                (7)       (3)        (156)        (181)        (109)         (43)
   Contract surrenders                         (6,628)   (9,636)     (74,540)    (116,611)    (178,227)     (38,699)
   Transfers to other funding  options        (61,764)       --     (117,517)    (318,253)    (173,158)     (74,736)
   Other receipts (payments)                       (4)     (738)     (27,755)     (27,554)         (18)        (729)
                                             --------   -------   ----------   ----------   ----------   ----------
      Net increase (decrease)  in net
         assets resulting  from contract
         transactions                         (68,403)   22,485      509,182     (223,615)     316,517    1,441,291
                                             --------   -------   ----------   ----------   ----------   ----------
      Net increase (decrease)  in
         net assets                           (61,707)   31,171      548,881      (41,083)     306,777    1,589,484
NET ASSETS:
   Beginning of period                         61,707    30,536    1,458,720    1,499,803    2,461,743      872,259
                                             --------   -------   ----------   ----------   ----------   ----------
   End of period                             $     --   $61,707   $2,007,601   $1,458,720   $2,768,520   $2,461,743
                                             ========   =======   ==========   ==========   ==========   ==========

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period May 1, 2006 to December 31, 2006.

(c) For the period April 30, 2007 to December 31, 2007.

(d) For the period January 1, 2007 to November 9, 2007.

(e) For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                     PIONEER                PIONEER IBBOTSON           PIONEER IBBOTSON
                                                  HIGH YIELD VCT       AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                                    SUBACCOUNT               SUBACCOUNT                   SUBACCOUNT
                                                    (CLASS II)               (CLASS II)                   (CLASS II)
                                             ------------------------  -------------------------  --------------------------
                                                 2007         2006         2007        2006           2007          2006
                                                 ----         ----         ----        ----           ----          ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $   77,722   $   75,214    $ (8,018)   $ (10,583)    $  (245,130)  $  (106,901)
   Net realized gains (losses)                    6,476       13,653      28,048        4,412         435,740        18,364
   Change in unrealized gains  (losses) on
      investments                                 3,207       53,393       3,414       64,013         199,440       659,563
                                             ----------   ----------    --------    ---------     -----------   -----------
      Net increase (decrease)  in net
         assets resulting  from operations       87,405      142,260      23,444       57,842         390,050       571,026
                                             ----------   ----------    --------    ---------     -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received  from
      contract owners                            29,396      149,150       4,481      194,670       5,580,618     9,352,369
   Transfers from other funding  options        229,809      381,734      17,972      409,455       2,177,622     2,006,779
   Contract charges                                (388)        (422)        (32)         (30)         (1,521)         (112)
   Contract surrenders                          (78,601)     (58,670)    (15,910)          --        (382,904)     (248,049)
   Transfers to other funding  options         (261,848)    (397,780)       (535)    (106,091)     (1,492,311)       (5,075)
   Other receipts (payments)                         92           --          --       (5,575)            (32)           --
                                             ----------   ----------    --------    ---------     -----------   -----------
      Net increase (decrease)  in net
         assets resulting  from contract
         transactions                           (81,540)      74,012       5,976      492,429       5,881,472    11,105,912
                                             ----------   ----------    --------    ---------     -----------   -----------
      Net increase (decrease)  in
         net assets                               5,865      216,272      29,420      550,271       6,271,522    11,676,938
NET ASSETS:
   Beginning of period                        2,562,129    2,345,857     784,258      233,987      11,865,952       189,014
                                             ----------   ----------    --------    ---------     -----------   -----------
   End of period                             $2,567,994   $2,562,129    $813,678    $ 784,258     $18,137,474   $11,865,952
                                             ==========   ==========    ========    =========     ===========   ===========

                                                PIONEER IBBOTSON
                                             MODERATE ALLOCATION VCT
                                                   SUBACCOUNT
                                                   (CLASS II)
                                             ------------------------
                                                 2007         2006
                                                 ----         ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $ (111,992)  $  (46,858)
   Net realized gains (losses)                  174,441       48,138
   Change in unrealized gains  (losses) on
      investments                               117,462      246,643
                                             ----------   ----------
      Net increase (decrease)  in net
         assets resulting  from operations      179,911      247,923
                                             ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received  from
      contract owners                         2,752,903    3,520,791
   Transfers from other funding  options      1,831,387    1,232,504
   Contract charges                                (594)        (194)
   Contract surrenders                         (427,981)    (767,636)
   Transfers to other funding  options         (442,989)     (97,343)
   Other receipts (payments)                    (48,914)          --
                                             ----------   ----------
      Net increase (decrease)  in net
         assets resulting  from contract
         transactions                         3,663,812    3,888,122
                                             ----------   ----------
      Net increase (decrease)  in
         net assets                           3,843,723    4,136,045
NET ASSETS:
   Beginning of period                        5,046,367      910,322
                                             ----------   ----------
   End of period                             $8,890,090   $5,046,367
                                             ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                                PIONEER               PIONEER                  PIONEER
                                           INDEPENDENCE VCT   INTERNATIONAL VALUE VCT     MID CAP VALUE VCT
                                              SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                              (CLASS II)             (CLASS II)               (CLASS II)
                                          ------------------  -----------------------  ----------------------
                                            2007      2006       2007         2006        2007        2006
                                          --------  --------  ----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $ (2,926) $ (2,657)  $(14,521)   $ (9,499)  $  (32,409) $  (37,010)
   Net realized gains (losses)               5,187       516     40,613      13,941      207,023     439,162
   Change in unrealized gains
      (losses) on investments                5,146    10,832     48,720      91,145     (110,652)   (227,393)
                                          --------  --------   --------    --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                     7,407     8,691     74,812      95,587       63,962     174,759
                                          --------  --------   --------    --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                      --    20,131      4,635      89,422       77,047     268,678
   Transfers from other funding options     24,391     4,068    184,738     218,487      102,154      49,968
   Contract charges                            (17)      (17)      (117)        (76)        (162)       (135)
   Contract surrenders                        (757)   (2,490)   (25,621)    (17,405)    (100,168)    (30,897)
   Transfers to other funding options      (25,540)   (1,217)  (103,976)    (42,970)    (101,632)    (71,487)
   Other receipts (payments)                    --        --         --          --          122          --
                                          --------  --------   --------    --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (1,923)   20,475     59,659     247,458      (22,639)    216,127
                                          --------  --------   --------    --------   ----------  ----------
      Net increase (decrease)
         in net assets                       5,484    29,166    134,471     343,045       41,323     390,886
NET ASSETS:
   Beginning of period                     138,192   109,026    747,190     404,145    1,978,563   1,587,677
                                          --------  --------   --------    --------   ----------  ----------
   End of period                          $143,676  $138,192   $881,661    $747,190   $2,019,886  $1,978,563
                                          ========  ========   ========    ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            PIONEER OAK RIDGE     PIONEER REAL ESTATE   PIONEER SMALL AND    PIONEER SMALL CAP
                                           LARGE CAP GROWTH VCT        SHARES VCT       MID CAP GROWTH VCT       VALUE VCT
                                                SUBACCOUNT             SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)             (CLASS II)           (CLASS II)           (CLASS II)
                                          ----------------------  -------------------  -------------------  ------------------
                                             2007         2006       2007      2006     2007 (d)    2006      2007      2006
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $  (22,980) $  (18,226) $   3,439  $  1,517  $ (16,140) $(16,064) $(12,977) $(14,777)
   Net realized gains (losses)                19,051      23,167     85,437    55,655    238,755     5,201   171,919    51,361
   Change in unrealized gains
      (losses) on investments                 68,477      16,256   (256,935)  133,120    (91,662)   50,268  (231,759)   37,669
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                      64,548      21,197   (168,059)  190,292    130,953    39,405   (72,817)   74,253
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                     8,601     195,387      1,550   104,281      1,919   108,790     3,822   126,619
   Transfers from other funding options       34,303     435,363     93,100   124,172     56,986    54,395   111,524   153,985
   Contract charges                             (103)       (104)      (287)     (318)       (26)      (28)      (44)      (37)
   Contract surrenders                       (53,783)     (9,285)   (54,774)  (28,360)   (49,986)  (16,865)  (57,446)  (19,136)
   Transfers to other funding options        (60,373)   (117,857)   (81,516)  (67,712)  (943,644)  (33,432)  (43,195) (231,891)
   Other receipts (payments)                      --     (18,977)        --   (15,654)        --        --        --   (15,328)
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions          (71,355)    484,527    (41,927)  116,409   (934,751)  112,860    14,661    14,212
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
      Net increase (decrease)
         in net assets                        (6,807)    505,724   (209,986)  306,701   (803,798)  152,265   (58,156)   88,465
NET ASSETS:
   Beginning of period                     1,123,926     618,202    831,840   525,139    803,798   651,533   750,557   662,092
                                          ----------  ----------  ---------  --------  ---------  --------  --------  --------
   End of period                          $1,117,119  $1,123,926  $ 621,854  $831,840  $      --  $803,798  $692,401  $750,557
                                          ==========  ==========  =========  ========  =========  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                              PIONEER STRATEGIC          PIONEER           PUTNAM VT
                                                  INCOME VCT            VALUE VCT       DISCOVERY GROWTH
                                                  SUBACCOUNT            SUBACCOUNT         SUBACCOUNT
                                                  (CLASS II)            (CLASS II)         (CLASS IB)
                                           ----------------------  -------------------  ----------------
                                               2007       2006      2007 (d)     2006    2007     2006
                                           ----------  ----------  ---------  --------  -------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  101,345  $   89,226  $   5,898  $(15,301) $(1,186) $(1,129)
   Net realized gains (losses)                 14,618       4,542    106,482    57,148    7,335    3,664
   Change in unrealized gains (losses)
      on investments                           13,906      26,398   (112,563)   45,437     (316)   3,715
                                           ----------  ----------  ---------  --------  -------  -------
      Net increase (decrease) in net
         assets resulting from operations     129,869     120,166       (183)   87,284    5,833    6,250
                                           ----------  ----------  ---------  --------  -------  -------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          34,551     481,429      2,071    40,040       --       --
   Transfers from other funding options       388,605     500,096     31,846    99,770       26       --
   Contract charges                              (486)       (504)       (81)      (97)     (12)     (16)
   Contract surrenders                       (167,629)   (180,780)   (56,435)  (88,775)  (1,575)  (9,915)
   Transfers to other funding options        (344,841)   (341,400)  (762,062)  (36,985)      --      (53)
   Other receipts (payments)                  (16,180)       (701)    (4,952)  (14,188)      --       --
                                           ----------  ----------  ---------  --------  -------  -------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        (105,980)    458,140   (789,613)     (235)  (1,561)  (9,984)
                                           ----------  ----------  ---------  --------  -------  -------
      Net increase (decrease) in net
         assets                                23,889     578,306   (789,796)   87,049    4,272   (3,734)
NET ASSETS:
   Beginning of period                      3,402,922   2,824,616    789,796   702,747   69,139   72,873
                                           ----------  ----------  ---------  --------  -------  -------
   End of period                           $3,426,811  $3,402,922  $      --  $789,796  $73,411  $69,139
                                           ==========  ==========  =========  ========  =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                   PUTNAM VT                PUTNAM VT             VAN KAMPEN LIT      VAN KAMPEN LIT
                                             INTERNATIONAL EQUITY        SMALL CAP VALUE             COMSTOCK           ENTERPRISE
                                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT          SUBACCOUNT
                                                  (CLASS IB)                (CLASS IB)              (CLASS II)          (CLASS II)
                                           -----------------------  -----------------------  ----------------------  ---------------
                                             2007 (a)      2006       2007 (a)      2006        2007        2006      2007     2006
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    48,035  $  (27,124) $    (6,621) $ (112,193) $   (7,509) $  (16,382) $  (50) $  (44)
   Net realized gains (losses)                 978,232     119,130    1,827,234     791,970     164,371     184,025      13       6
   Change in unrealized gains (losses)
      on investments                          (856,574)    363,297   (1,360,720)    244,536    (198,699)     91,258     268     136
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  ------
      Net increase (decrease) in net
         assets resulting from operations      169,693     455,303      459,893     924,313     (41,837)    258,901     231      98
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  ------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            4,803      56,875       80,053      68,667      31,298      67,044      --      --
   Transfers from other funding options         48,848     183,671       67,647     569,022      39,687      62,278      --      --
   Contract charges                                 (1)       (143)          (3)       (851)       (175)       (200)     --      --
   Contract surrenders                         (71,958)   (239,546)    (208,822)   (426,150)   (350,867)   (421,539)     --      --
   Transfers to other funding options       (2,369,803)    (40,091)  (7,454,937)   (394,023)   (385,889)    (62,970)     --      --
   Other receipts (payments)                        --     (14,638)         (34)    (13,884)         --          --      --       1
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  ------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                       (2,388,111)    (53,872)  (7,516,096)   (197,219)   (665,946)   (355,387)     --       1
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  ------
      Net increase (decrease) in net
         assets                             (2,218,418)    401,431   (7,056,203)    727,094    (707,783)    (96,486)    231      99
NET ASSETS:
   Beginning of period                       2,218,418   1,816,987    7,056,203   6,329,109   1,996,424   2,092,910   2,294   2,195
                                           -----------  ----------  -----------  ----------  ----------  ----------  ------  ------
   End of period                           $        --  $2,218,418  $        --  $7,056,203  $1,288,641  $1,996,424  $2,525  $2,294
                                           ===========  ==========  ===========  ==========  ==========  ==========  ======  ======

   The accompanying notes are an integral part of these financial statements.

                                                                                    VAN KAMPEN LIT
                                                                                   STRATEGIC GROWTH
                                                                                      SUBACCOUNT
                                                                                       (CLASS I)
                                                                                ----------------------
                                                                                   2007        2006
                                                                                ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)                                                 $  (18,599) $  (19,178)
   Net realized gains (losses)                                                      21,154        (506)
   Change in unrealized gains (losses) on investments                              148,963      30,066
                                                                                ----------  ----------
      Net increase (decrease) in net assets resulting from operations              151,518      10,382
                                                                                ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract owners                                   2,560       6,781
   Transfers from other funding options                                             32,112      74,845
   Contract charges                                                                   (341)       (362)
   Contract surrenders                                                             (70,704)    (43,970)
   Transfers to other funding options                                             (101,960)    (91,739)
   Other receipts (payments)                                                        11,106          --
                                                                                ----------  ----------
   Net increase (decrease) in net assets resulting from contract transactions     (127,227)    (54,445)
                                                                                ----------  ----------
      Net increase (decrease) in net assets                                         24,291     (44,063)
NET ASSETS:
   Beginning of period                                                           1,070,528   1,114,591
                                                                                ----------  ----------
   End of period                                                                $1,094,819  $1,070,528
                                                                                ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Nine for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on June 18, 1999 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Insurance Trust ("LMPVIT")
Lord Abbett Series Fund, Inc. ("Lord Abbett")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer VCT")
Putnam Variable Trust ("Putnam VT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)

LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A) MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B) MIST PIMCO Inflation Protected Bond Subaccount (Class A) MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)

MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
AIM V.I. Core Equity Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVPI All Cap Subaccount
LMPVPI Total Return Subaccount
LMPVPII Growth and Income Subaccount
LMPVPIII Large Cap Value Subaccount
LMPVPIV Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPV Small Cap Growth Opportunities Subaccount
LMPVPVI Large Cap Growth Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                             NEW NAME
-----------------------------------  -------------------------------------------
Legg Mason Partners Variable         Legg Mason Partners Variable International
   International All Cap Growth         All Cap Opportunity Portfolio
   Portfolio
Legg Mason Partners Variable         Legg Mason Partners Variable Social
   Social Awareness Stock Portfolio     Awareness Portfolio
Janus Capital Appreciation           Janus Forty Portfolio
   Portfolio
Legg Mason Partners Variable         Legg Mason Partners Variable Capital and
   Multiple Discipline                  Income Portfolio
   Portfolio - Balanced All Cap
   Growth and Value
Pioneer Growth Shares VCT            Pioneer Independence VCT Portfolio
   Portfolio

MERGERS:

OLD NAME                             NEW NAME
-----------------------------------  -------------------------------------------
Legg Mason Partners Variable         Legg Mason Partners Variable Investors
   Large Cap Value Portfolio            Portfolio
Legg Mason Partners Variable         Legg Mason Partners Variable Large Cap
   Large Cap Growth Portfolio I         Growth Portfolio III
Legg Mason Partners Variable         Legg Mason Partners Variable Aggressive
   Premier Selections All Cap           Growth Portfolio
   Growth Portfolio
Legg Mason Partners Variable All     Legg Mason Partners Variable Fundamental
   Cap Portfolio                        Value Portfolio
Legg Mason Partners Variable         Legg Mason Partners Variable Small Cap
   Small Cap Growth Opportunities       Growth Portfolio
   Portfolio
Legg Mason Partners Variable         Legg Mason Partners Variable Multiple
   Total Return Portfolio               Discipline Portfolio - Balanced All Cap
                                        Growth and Value
Legg Mason Partners Variable         Legg Mason Partners Variable Appreciation
   Multiple Discipline Portfolio -      Portfolio
   Large Cap Growth and Value
Legg Mason Partners Variable         Legg Mason Partners Variable Appreciation
   Growth and Income Portfolio          Portfolio
Western Asset Management High        BlackRock High Yield Portfolio
   Yield Bond Portfolio
Pioneer Mid-Cap Value Portfolio      Lazard Mid-Cap Portfolio
Pioneer America Income VCT           Pioneer Bond Fund VCT Portfolio
   Portfolio
Pioneer Value VCT Portfolio          Pioneer Fund VCT Portfolio

SUBSTITUTIONS:

OLD NAME                             NEW NAME
-----------------------------------  -------------------------------------------
AIM V.I. Capital Appreciation        Met/AIM Capital Appreciation Portfolio
   Fund
AIM V.I. Core Equity Fund            Capital Guardian U.S. Equity Portfolio
Credit Suisse Emerging Markets       MFS Emerging Markets Equity Portfolio
   Portfolio
Lord Abbett Series Growth and        Lord Abbett Growth and Income Portfolio
   Income Portfolio
Lord Abbett Series Mid Cap Value     Lord Abbett Mid-Cap Value Portfolio
   Portfolio
Putnam VT International Equity       MFS Research International Portfolio
   Fund
Putnam VT Small Cap Value Fund       Third Avenue Small Cap Value Portfolio
PIMCO VIT Real Return Portfolio      PIMCO Inflation Protected Bond Portfolio

LIQUIDATIONS:

Pioneer Equity Opportunity VCT
   Portfolio

Pioneer Small and Mid Cap Growth
   VCT Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                        NEW PORTFOLIO
-----------------------------------  -------------------------------------------
BlackRock Large-Cap Core             BlackRock Large-Cap Core Portfolio
   Portfolio (Class A)                  (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation or annuity units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK - The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE - The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION - For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT - For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT - For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                1.15% - 1.90%
Administrative                            0.15%
Enhanced Stepped-Up Provision             0.15% - 0.20%
Guaranteed Minimum Withdrawal Benefit     0.25% - 0.50%
Guaranteed Minimum Accumulation Benefit   0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $30 is assessed on an annual basis for Contracts with a value of less than $40,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 6% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds in the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisors and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                                           FOR THE YEAR ENDED
                                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                                             -----------------------  -----------------------------
                                                                                            MARKET       COST OF        PROCEEDS
                                                                                SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                                             -----------  ----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount (Series II) (Cost $296,972)              22,689      327,854        20,945         83,461
AIM V.I. Capital Appreciation Subaccount (Series II) (Cost $0) (a)                   --           --        16,235      1,195,026
AIM V.I. Core Equity Subaccount (Series I) (Cost $0) (a)                             --           --            --        126,910
American Funds Global Growth Subaccount (Class 2) (Cost $25,732,742)          1,431,055   35,776,367     5,308,694      3,146,375
American Funds Growth Subaccount (Class 2) (Cost $69,097,113)                 1,293,458   86,299,519     8,649,670      9,392,026
American Funds Growth-Income Subaccount (Class 2) (Cost $66,280,855)          1,954,750   82,607,725     5,945,626      9,518,931
Credit Suisse Trust Emerging Markets Subaccount (Cost $0) (a)                        --           --            --         15,712
Dreyfus VIF Appreciation Subaccount (Initial Shares) (Cost $373,178)             10,883      488,198        13,981         34,133
Dreyfus VIF Developing Leaders Subaccount (Initial Shares) (Cost $517,914)       13,242      428,244        88,990         31,457
Fidelity VIP Contrafund Subaccount (Service Class 2) (Cost $3,391,034)          126,597    3,476,366     1,104,204        779,327
Fidelity VIP Contrafund Subaccount (Service Class) (Cost $36,073,682)         1,316,498   36,598,648    10,573,304      4,630,104
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
   (Cost $66,073)                                                                 8,538       76,676         9,462         12,204
Fidelity VIP Mid Cap Subaccount (Service Class 2) (Cost $23,076,832)            807,759   28,780,466     3,769,190      4,867,129
FTVIPT Franklin Income Securities Subaccount (Class 2) (Cost $13,187,793)       803,569   13,909,783     4,459,684      1,402,027
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2)
   (Cost $3,202,461)                                                            184,421    3,553,800       395,154        396,989
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)
   (Cost $5,701,052)                                                            305,982    7,010,053       994,287        969,799
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)
   (Cost $13,678,123)                                                         1,250,846   20,013,539     4,428,789      3,620,473
FTVIPT Templeton Foreign Securities Subaccount (Class 2) (Cost $22,043,082)   1,511,870   30,615,366     3,933,617      2,854,243
Janus Aspen Global Life Sciences Subaccount (Service Shares) (Cost $7,051)        1,082       12,373            --            211
Janus Aspen Global Technology Subaccount (Service Shares) (Cost $84,688)         24,165      125,176        13,899         52,286
Janus Aspen Mid Cap Growth Subaccount (Service Shares) (Cost $1,286,006)         44,020    1,714,590       600,883        265,089
Janus Aspen Worldwide Growth Subaccount (Service Shares) (Cost $43,929)           1,717       60,139         2,647         36,979
LMPIS Premier Selections All Cap Growth Subaccount (Cost $0) (a)                     --           --        26,716        450,528
LMPVET Aggressive Growth Subaccount (Class I) (Cost $36,861,973)              2,932,982   47,836,937     1,915,273      7,997,424
LMPVET Aggressive Growth Subaccount (Class II) (Cost $1,840,521) (b)            108,486    1,767,240     2,088,263        246,148
LMPVET Appreciation Subaccount (Class I) (Cost $18,525,220)                     823,974   21,719,967     2,454,830      3,469,585
LMPVET Appreciation Subaccount (Class II) (Cost $10,006,307) (b)                355,258    9,385,925    10,254,781        242,665

                                                                                                           FOR THE YEAR ENDED
                                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                                             -----------------------  -----------------------------
                                                                                            MARKET       COST OF        PROCEEDS
                                                                                SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                                             -----------  ----------  -------------  --------------
LMPVET Capital Subaccount (Cost $63,508,236)                                   4,400,075  69,345,182     4,918,786     10,625,470
LMPVET Dividend Strategy Subaccount (Cost $2,321,261)                            259,150   2,713,305       446,995        414,809
LMPVET Equity Index Subaccount (Class II) (Cost $9,505,875)                      335,370  11,265,086     1,135,309      2,057,799
LMPVET Fundamental Value Subaccount (Class I) (Cost $44,976,728)               2,128,815  46,173,998    16,343,866      7,539,528
LMPVET Global Equity Subaccount (Cost $23,113,749)                             1,508,948  26,889,458     2,040,857      3,563,002
LMPVET International All Cap Opportunity Subaccount (Cost $233,252)               20,816     186,303        95,507         73,183
LMPVET Investors Subaccount (Class I) (Cost $6,006,052)                          438,494   7,243,917     1,544,411      1,119,914
LMPVET Large Cap Growth Subaccount (Class I)  (Cost $9,629,617)                  696,498  11,561,866       625,007      2,731,022
LMPVET Mid Cap Core Subaccount (Class I) (Cost $10,537,503)                      809,739  10,024,573     2,498,924      2,054,534
LMPVET Multiple Discipline Subaccount-Large Cap  Growth and Value
   (Cost $0) (c)                                                                     --          --        710,937     11,721,231
LMPVET Small Cap Growth Subaccount (Class I) (Cost $7,276,012)                   511,115   7,682,054     4,805,013        869,654
LMPVET Social Awareness Subaccount (Cost $104,775)                                 4,208     104,873        43,899          6,296
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                                     --          --       759,222     13,626,754
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                                    --          --        27,124        221,167
LMPVPII Growth and Income Subaccount (Class I) (Cost $0) (a)                          --          --         5,384        143,174
LMPVPV Small Cap Growth Opportunities Subaccount (Cost $0) (a)                        --          --       150,282      4,315,053
LMPVPI Large Cap Growth Subaccount (Class I) (Cost $0) (a)                            --          --        16,108        406,524
LMPVPII Aggressive Growth Subaccount (Class I) (Cost $0) (a)                          --          --         6,665        869,861
LMPVPII Aggressive Growth Subaccount (Class II) (Cost $0) (a)                         --          --        11,937      2,029,237
LMPVET Capital and Income Subaccount (Class II) (Cost $66,487,606)             5,179,296  64,378,703    12,623,596     13,694,530
LMPVIT Adjustable Rate Income Subaccount (Cost $5,466,703)                       544,778   5,191,735       456,896        806,397
LMPVIT Diversified Strategic Income Subaccount (Cost $11,577,001)              1,253,582  10,805,876       806,330      2,266,102
LMPVIT High Income Subaccount (Cost $22,086,896)                               2,966,742  19,788,169     2,364,017      3,047,367
LMPVIT Money Market Subaccount (Cost $14,223,244)                             14,223,244  14,223,244    13,463,282     10,596,047
LMPVPI Total Return Subaccount (Class II) (Cost $0) (a)                               --          --        52,286        677,219
LMPVPIII Large Cap Value Subaccount (Cost $0) (a)                                     --          --         3,618        974,929
Lord Abbett Growth and Income Subaccount (Class VC) (Cost $0) (a)                     --          --       150,839      8,395,661
Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $0) (a)                         --          --       121,299     14,520,290
MIST Batterymarch Mid-Cap Stock Subaccount (Class A) (Cost $597,541)              29,927     540,475       104,827        242,317
MIST BlackRock High Yield Subaccount (Class A) (Cost $1,330,809)                 158,706   1,307,736       503,503        251,391
MIST BlackRock Large-Cap Core Subaccount (Class E) (Cost $2,028,977) (b)         185,119   2,049,263     2,222,783        193,132
MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $0) (a)                      --          --       275,608      2,210,271

                                                                                                           FOR THE YEAR ENDED
                                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                                             -----------------------  -----------------------------
                                                                                            MARKET       COST OF        PROCEEDS
                                                                                SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                                             -----------  ----------  -------------  --------------
MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $1,042,729)               76,911    1,043,676       703,907        133,095
MIST Harris Oakmark International Subaccount (Class A) (Cost $7,641,254)        434,643    7,506,288     2,314,613      1,555,519
MIST Janus Forty Subaccount (Class A) (Cost $1,445,808)                          19,079    1,599,018       867,758        287,662
MIST Lazard Mid-Cap Subaccount (Class B) (Cost $120,079) (b)                      8,792      106,387       161,959         41,177
MIST Legg Mason Partners Managed Assets Subaccount (Class A) (Cost $255,889)     15,133      259,677        30,598         18,736
MIST Lord Abbett Bond Debenture Subaccount (Class A) (Cost $1,820,452)          153,257    1,935,641       204,906        668,458
MIST Lord Abbett Growth and Income Subaccount (Class B) (Cost $27,781,974)    1,010,315   28,985,936     9,819,367      3,688,222
MIST Lord Abbett Mid-Cap Value Subaccount (Class B) (Cost $13,194,775)          616,546   12,010,319    14,643,740      1,779,409
MIST Met/AIM Capital Appreciation Subaccount (Class A) (Cost $2,280,255)        187,420    2,264,038        12,584        342,040
MIST Met/AIM Capital Appreciation Subaccount (Class E) (Cost $1,091,510) (b)     95,352    1,133,740     1,274,291        190,089
MIST Met/AIM Small Cap Growth Subaccount (Class A) (Cost $202,559)               13,960      207,446       333,204        220,981
MIST MFS Emerging Markets Equity Subaccount (Class A) (Cost $3,244) (b)             286        4,106        15,620         15,728
MIST MFS Research International Subaccount (Class B) (Cost $2,152,056) (b)      157,750    2,258,974     2,807,637        677,777
MIST MFS Value Subaccount (Class A) (Cost $4,884,513)                           354,671    5,334,259     1,406,290      1,714,327
MIST Neuberger Berman Real Estate Subaccount (Class A) (Cost $3,786,612)        241,461    3,399,773     1,450,675      1,664,511
MIST Oppenheimer Capital Appreciation Subaccount (Class B) (Cost $1,578,122)    175,384    1,729,288       233,965        235,647
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
   (Cost $19,014,349) (b)                                                     1,863,689   20,426,026    20,619,348      1,638,361
MIST Pioneer Fund Subaccount (Class A) (Cost $1,956,273)                        144,320    2,197,992       121,625        604,600
MIST Pioneer Mid-Cap Value Subaccount (Class A) (Cost $0) (a)                        --           --        64,992        121,899
MIST Pioneer Strategic Income Subaccount (Class A) (Cost $12,012,202)         1,263,219   12,657,455     1,540,202      1,333,023
MIST Third Avenue Small Cap Value Subaccount (Class B) (Cost $17,261,828)     1,013,607   15,893,353     8,636,273      2,718,546
MSF BlackRock Aggressive Growth Subaccount (Class D) (Cost $2,910,924)          119,091    3,413,156       456,603        543,861
MSF BlackRock Bond Income Subaccount (Class A) (Cost $1,090,777)                 10,474    1,170,059       102,577        236,051
MSF BlackRock Bond Income Subaccount (Class E) (Cost $14,033,212)               135,924   15,083,515     1,272,933      2,605,692
MSF BlackRock Money Market Subaccount (Class A) (Cost $3,770,562)                37,704    3,770,562     4,551,677      2,974,601
MSF Capital Guardian U.S. Equity Subaccount (Class A) (Cost $805,690)            62,866      782,057       206,979        271,250
MSF FI Large Cap Subaccount (Class A) (Cost $3,949,606)                         267,950    3,928,141       365,344        597,299
MSF FI Value Leaders Subaccount (Class D) (Cost $14,306,553)                     71,294   13,958,013     1,689,742      2,851,547
MSF MetLife Aggressive Allocation Subaccount (Class B) (Cost $1,134,024)         89,872    1,133,286       760,137        388,215

                                                                                                           FOR THE YEAR ENDED
                                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                                             -----------------------  -----------------------------
                                                                                            MARKET       COST OF        PROCEEDS
                                                                                SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                                             -----------  ----------  -------------  --------------
MSF MetLife Conservative Allocation Subaccount (Class B) (Cost $2,395,439)      228,399    2,539,793    2,171,830         715,983
MSF MetLife Conservative to Moderate Allocation  Subaccount (Class B)
   (Cost $2,155,269)                                                            194,825    2,246,334    1,853,279         383,983
MSF MetLife Moderate Allocation Subaccount (Class B) (Cost $3,376,480)          297,361    3,556,438    1,970,115         346,305
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
   (Cost $2,769,331)                                                            238,914    2,957,759    1,058,715         438,240
MSF MFS Total Return Subaccount (Class B) (Cost $46,790) (b)                        302       46,142       46,885              93
MSF MFS Total Return Subaccount (Class F) (Cost $42,369,735)                    292,842   44,936,573    3,797,779       6,795,063
MSF Oppenheimer Global Equity Subaccount (Class B) (Cost $14,204,353)           896,467   15,634,388    1,132,648       1,861,152
MSF T. Rowe Price Large Cap Growth Subaccount (Class B) (Cost $1,889,962)       134,067    2,198,691       99,004         368,704
MSF Western Asset Management High Yield Bond  Subaccount (Class A)
   (Cost $0) (a)                                                                     --           --       91,799         435,216
MSF Western Asset Management U.S. Government  Subaccount (Class A)
   (Cost $245,658)                                                               20,814      259,966       20,346          24,371
PIMCO VIT Real Return Subaccount (Administrative Class) (Cost $0) (a)                --           --    1,496,310      20,997,860
PIMCO VIT Total Return Subaccount (Administrative Class) (Cost $62,796,530)   6,058,479   63,551,886    7,660,577       7,200,682
Pioneer America Income VCT Subaccount (Class II) (Cost $0) (c)                       --           --      261,818       1,899,916
Pioneer Bond VCT Subaccount (Class II) (Cost $1,544,705) (d)                    143,138    1,555,895    1,579,362          34,794
Pioneer Cullen Value VCT Subaccount (Class II) (Cost $720,828)                   62,355      845,528      102,352          56,857
Pioneer Emerging Markets VCT Subaccount (Class II) (Cost $536,220)               20,644      894,281      189,789         276,137
Pioneer Equity Income VCT Subaccount (Class II) (Cost $2,067,518)                96,646    2,308,862      461,198         310,654
Pioneer Equity Opportunity VCT Subaccount (Class II) (Cost $0) (c)                   --           --       11,957          69,499
Pioneer Fund VCT Subaccount (Class II) (Cost $1,719,463)                         78,253    2,007,976      740,855         250,293
Pioneer Global High Yield VCT Subaccount (Class II) (Cost $2,917,903)           287,228    2,769,059      936,537         418,062
Pioneer High Yield VCT Subaccount (Class II) (Cost $2,597,639)                  232,646    2,568,451      478,386         479,572
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II)
   (Cost $742,622)                                                               64,898      813,824       56,199          33,800
Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
   (Cost $17,275,807)                                                         1,461,827   18,141,276    7,776,714       1,827,456
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II)
   (Cost $8,506,976)                                                            740,991    8,891,895    4,816,539       1,169,598
Pioneer Independence VCT Subaccount (Class II) (Cost $120,029)                    9,295      143,701       24,284          29,123
Pioneer International Value VCT Subaccount (Class II) (Cost $666,049)            47,409      881,814      192,389         138,282
Pioneer Mid Cap Value VCT Subaccount (Class II) (Cost $2,274,546)               105,606    2,020,234      407,886         244,390
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
   (Cost $978,177)                                                               85,684    1,117,322       45,310         135,113

                                                                                                           FOR THE YEAR ENDED
                                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                                             -----------------------  -----------------------------
                                                                                            MARKET       COST OF        PROCEEDS
                                                                                SHARES     VALUE ($)  PURCHASES ($)  FROM SALES ($)
                                                                             -----------  ----------  -------------  --------------
Pioneer Real Estate Shares VCT Subaccount (Class II) (Cost $676,123)            26,523       621,963     197,700          165,035
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II) (Cost $0) (c)            --            --     346,559        1,004,024
Pioneer Small Cap Value VCT Subaccount (Class II) (Cost $834,361)               54,019       692,526     285,862          109,666
Pioneer Strategic Income VCT Subaccount (Class II) (Cost $3,436,041)           316,477     3,427,423     653,362          639,479
Pioneer Value VCT Subaccount (Class II) (Cost $0) (c)                               --            --     100,354          831,192
Putnam VT Discovery Growth Subaccount (Class IB) (Cost $48,232)                 12,360        73,421       6,322            2,770
Putnam VT International Equity Subaccount (Class IB) (Cost $0) (a)                  --            --     371,294        2,445,345
Putnam VT Small Cap Value Subaccount (Class IB) (Cost $0) (a)                       --            --     961,067        7,704,632
Van Kampen LIT Comstock Subaccount (Class II) (Cost $1,161,891)                 93,396     1,288,870     133,478          764,019
Van Kampen LIT Enterprise Subaccount (Class II) (Cost $1,873)                      144         2,521           4               53
Van Kampen LIT Strategic Growth Subaccount (Class I) (Cost $912,460)            32,511     1,094,977      38,978          184,750

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                   AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------  --------------------------------------------------
                                                   UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                           UNITS     LOWEST TO     ASSETS     INCOME         LOWEST TO          LOWEST TO
                                           (000s)   HIGHEST ($)   ($000s)    RATIO (%)      HIGHEST (%)        HIGHEST (%)
                                           ------  -------------  -------  -------------  ----------------  -----------------
AIM V.I. Mid Cap Core Equity         2007     232  1.283 - 1.432      328       0.05         1.85 - 2.55          6.56 - 7.27
   Subaccount (Series II)            2006     276  1.204 - 1.335      364       0.73         1.85 - 2.55          8.18 - 9.04
                                     2005     267  1.113 - 1.225      324       0.31         1.85 - 2.55          1.24 - 7.64
                                     2004     213  1.158 - 1.164      247       0.05         1.75 - 2.25         7.29 - 11.60
                                     2003       1          1.043        1         --                1.75                 4.30

AIM V.I. Capital Appreciation        2007      --  1.187 - 1.273       --         --         1.85 - 2.65          6.24 - 6.53
   Subaccount (Series II) (a)        2006     931  1.116 - 1.195    1,100         --         1.85 - 2.50        (3.38) - 4.26
                                     2005     855  1.115 - 1.150      976         --         1.85 - 2.65         5.71 - 14.01
                                     2004     604  1.068 - 1.078      649         --         1.75 - 2.65         0.56 - 12.77
                                     2003       2          1.032        2         --                1.75                 3.20

AIM V.I. Core Equity Subaccount      2007      --  1.153 - 1.160       --         --         1.30 - 1.85          6.96 - 7.22
   (Series I) (a)                    2006     109  1.075 - 1.082      118       0.36         1.30 - 2.25          7.50 - 8.20

American Funds Global Growth         2007  17,626  1.539 - 2.198   35,770       2.72         1.30 - 2.70        11.83 - 13.36
   Subaccount (Class 2)              2006  17,433  1.361 - 1.950   31,330       0.88         1.30 - 2.70        17.18 - 18.88
                                     2005  15,832  1.147 - 1.649   24,105       0.67         1.30 - 2.70         4.71 - 14.54
                                     2004   9,814  1.022 - 1.473   13,186       0.38         1.30 - 2.65         4.64 - 14.31
                                     2003   2,800  0.914 - 1.322    3,119       0.33         1.30 - 2.45         6.43 - 33.53

American Funds Growth Subaccount     2007  47,779  1.312 - 1.954   86,285       0.77         1.30 - 2.70         9.35 - 10.91
   (Class 2)                         2006  50,889  1.189 - 1.769   83,560       0.80         1.30 - 2.70          7.26 - 8.82
                                     2005  48,440  1.097 - 1.633   73,936       0.79         1.30 - 2.70         5.74 - 14.72
                                     2004  30,250  0.961 - 1.429   40,570       0.25         1.30 - 2.65         5.26 - 16.73
                                     2003   9,604  0.869 - 1.292   11,304       0.20         1.30 - 2.45         1.28 - 37.58

American Funds Growth-Income         2007  51,862  1.253 - 1.670   82,594       1.48         1.30 - 2.75          2.20 - 3.66
   Subaccount (Class 2)              2006  55,509  1.226 - 1.617   85,923       1.56         1.30 - 2.75        12.07 - 13.76
                                     2005  54,320  1.094 - 1.428   74,662       1.49         1.30 - 2.75          3.09 - 6.83
                                     2004  37,264  1.084 - 1.372   49,618       1.26         1.30 - 2.65         5.02 - 12.27
                                     2003  12,284  0.999 - 1.265   14,977       1.70         1.30 - 2.45         0.20 - 30.64

Credit Suisse Trust Emerging         2007      --          2.356       --         --                1.85                 4.66
   Markets Subaccount (a)            2006       7          2.251       15       0.60                1.85                30.12
                                     2005       9          1.730       16       0.70                1.85                25.64
                                     2004      11          1.377       15       0.30                1.85                22.62
                                     2003       9          1.123       10         --                1.85                40.20

Dreyfus VIF Appreciation Subaccount  2007     360  1.208 - 1.460      488       1.53         1.75 - 2.75          4.26 - 5.29
   (Initial Shares)                  2006     373  1.149 - 1.390      482       1.62         1.75 - 2.75        13.32 - 14.37
                                     2005     419  1.005 - 1.217      466       0.02         1.75 - 2.75        (0.29) - 2.70
                                     2004     332  0.981 - 1.184      351       1.83         1.75 - 2.25          2.70 - 3.15
                                     2003     209  0.951 - 1.150      209       2.64         1.75 - 2.25         4.73 - 19.02

Dreyfus VIF Developing Leaders       2007     375  0.982 - 1.265      428       0.74         1.75 - 2.45     (13.19) - (12.63)
   Subaccount (Initial Shares)       2006     373  1.124 - 1.451      489       0.39         1.75 - 2.45          1.28 - 1.99
                                     2005     362  1.104 - 1.427      462         --         1.75 - 2.45         3.23 - 13.47
                                     2004     178  1.063 - 1.371      210       0.31         1.75 - 2.45          4.61 - 9.36
                                     2003      52  0.972 - 1.258       52       0.04         1.85 - 2.25         0.00 - 29.26

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------  -------------------------------------------------
                                                    UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                            UNITS     LOWEST TO     ASSETS     INCOME          LOWEST TO        LOWEST TO
                                            (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                            ------  -------------  -------  -------------  ----------------  ----------------
Fidelity VIP Contrafund Subaccount    2007   1,812  1.562 - 2.024    3,476       0.73         1.75 - 2.65      14.23 - 15.27
   (Service Class 2)                  2006   2,080  1.366 - 1.759    3,483       0.99         1.75 - 2.65        8.55 - 9.45
                                      2005   2,100  1.258 - 1.610    3,200       0.10         1.75 - 2.65       7.71 - 18.25
                                      2004   1,253  1.233 - 1.401    1,673       0.17         1.75 - 2.65       5.08 - 14.86
                                      2003     642  1.091 - 1.242      747       0.07         1.85 - 2.25      23.34 - 25.84

Fidelity VIP Contrafund Subaccount    2007  18,598  1.562 - 2.066   36,593       0.83         1.30 - 2.70      14.35 - 15.95
   (Service Class)                    2006  19,928  1.366 - 1.789   34,108       1.12         1.30 - 2.70       1.41 - 10.16
                                      2005  17,029  1.260 - 1.630   26,861       0.15         1.30 - 2.60       6.92 - 15.40
                                      2004   8,851  1.154 - 1.419   12,285       0.16         1.30 - 2.60       9.42 - 14.29
                                      2003   3,370  1.017 - 1.254    4,058       0.15         1.30 - 2.25       4.78 - 26.63

Fidelity VIP Dynamic Capital          2007      50  1.460 - 1.588       77       0.11         1.75 - 2.25        4.36 - 4.86
   Appreciation Subaccount            2006      57  1.393 - 1.520       83       0.18         1.75 - 2.25       6.22 - 11.71
   (Service Class 2)                  2005      76  1.247 - 1.365      101         --         1.85 - 2.25      18.04 - 18.42
                                      2004     140  1.053 - 1.155      158         --         1.85 - 2.25      (0.95) - 5.19
                                      2003      75  1.059 - 1.164       86         --         1.85 - 2.25      22.71 - 26.25

Fidelity VIP Mid Cap Subaccount       2007  12,903  1.728 - 2.389   28,776       0.49         1.30 - 2.70      12.21 - 13.86
   (Service Class 2)                  2006  14,501  1.540 - 2.107   28,565       0.17         1.30 - 2.70       6.19 - 10.91
                                      2005  13,666  1.407 - 1.907   24,513         --         1.30 - 2.70       4.44 - 18.53
                                      2004   8,721  1.411 - 1.643   13,567         --         1.30 - 2.65      13.54 - 23.08
                                      2003   2,963  1.159 - 1.341    3,652       0.11         1.30 - 2.25       2.29 - 44.11

FTVIPT Franklin Income Securities     2007  11,453  1.193 - 1.238   13,907       3.38         1.30 - 2.70      (1.31) - 2.40
   Subaccount (Class 2)               2006   9,192  1.181 - 1.209   10,974       3.35         1.30 - 2.70       2.25 - 16.62
                                      2005   3,511  1.027 - 1.035    3,618       0.20         1.40 - 2.55      (3.56) - 3.81

FTVIPT Franklin Rising Dividends      2007   2,874  1.103 - 1.255    3,553       2.37         1.85 - 2.65     (5.23) - (4.49)
   Securities Subaccount (Class 2)    2006   2,922  1.160 - 1.318    3,795       1.07         1.75 - 2.65       1.75 - 15.11
                                      2005   2,784  1.080 - 1.143    3,157       0.89         1.85 - 2.65        0.72 - 5.08
                                      2004   1,686  1.116 - 1.127    1,890       0.20         1.75 - 2.65        5.73 - 9.10
                                      2003       2          1.033        2         --                1.75               3.30

FTVIPT Franklin Small-Mid Cap Growth  2007   4,541  1.049 - 1.725    7,009         --         1.30 - 2.65        8.32 - 9.85
   Securities Subaccount (Class 2)    2006   4,775  0.958 - 1.577    6,745         --         1.30 - 2.65        0.00 - 7.26
                                      2005   5,071  0.895 - 1.476    6,756         --         1.30 - 2.65        2.01 - 3.41
                                      2004   4,257  0.868 - 1.433    5,475         --         1.30 - 2.65       3.30 - 11.81
                                      2003   1,475  0.795 - 1.307    1,609         --         1.30 - 2.45       0.39 - 35.65

FTVIPT Templeton Developing Markets   2007   5,890  2.437 - 3.606   20,002       2.20         1.30 - 2.75       3.54 - 27.11
   Securities Subaccount (Class 2)    2006   6,168  1.945 - 2.837   16,599       1.14         1.30 - 2.75      18.81 - 26.43
                                      2005   4,805  1.561 - 2.244   10,400       1.24         1.30 - 2.75       2.15 - 27.70
                                      2004   1,607  1.750 - 1.784    2,833       1.64         1.30 - 2.45      19.21 - 25.39
                                      2003     195  1.438 - 1.449      281       0.04         1.30 - 2.45       2.13 - 44.90

FTVIPT Templeton Foreign Securities   2007  15,015  1.434 - 2.199   30,610       1.95         1.30 - 2.75       6.07 - 13.96
   Subaccount (Class 2)               2006  15,073  1.398 - 1.937   27,232       1.24         1.30 - 2.75      18.20 - 19.93
                                      2005  13,271  1.171 - 1.623   20,189       1.14         1.30 - 2.75       7.19 - 11.30
                                      2004   7,548  1.079 - 1.498   10,592       0.94         1.30 - 2.65       0.52 - 16.90
                                      2003   2,286  0.925 - 1.285    2,642       1.22         1.30 - 2.45       4.18 - 33.26

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  ------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO     ASSETS     INCOME          LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ---------------
Janus Aspen Global Life Sciences       2007       9          1.403       12         --                1.85              19.51
   Subaccount (Service Shares)         2006       9          1.174       10         --                1.85               4.36
                                       2005      12          1.125       14         --                1.85              10.29
                                       2004      13          1.020       13         --                1.85              12.09
                                       2003      11          0.910       10         --                1.85              23.98

Janus Aspen Global Technology          2007      82  1.226 - 1.829      125       0.31         1.75 - 2.25     (1.75) - 19.49
   Subaccount (Service Shares)         2006     103  1.026 - 1.536      139         --         1.85 - 2.25        5.45 - 5.77
                                       2005     112  0.970 - 1.455      146         --         1.85 - 2.25        9.02 - 9.60
                                       2004      83  0.885 - 1.332       99         --         1.85 - 2.25     (1.63) - (1.34)
                                       2003     113  0.897 - 1.354      119         --         1.85 - 2.25       1.20 - 43.75

Janus Aspen Mid Cap Growth Subaccount  2007   1,141  0.666 - 2.265    1,714       0.07         1.30 - 2.60       3.53 - 20.25
   (Service Shares)                    2006   1,074  0.549 - 1.893    1,140         --         1.30 - 2.60       7.71 - 11.82
                                       2005   1,290  0.492 - 1.699    1,244         --         1.30 - 2.45       9.20 - 11.63
                                       2004   1,233  0.446 - 1.543    1,026         --         1.30 - 2.60       2.69 - 19.00
                                       2003   1,042  0.376 - 1.302      566         --         1.30 - 2.25       2.64 - 33.10

Janus Aspen Worldwide Growth           2007      48  1.186 - 1.541       60       0.55         1.75 - 2.25        6.94 - 7.48
   Subaccount (Service Shares)         2006      76  1.105 - 1.441       87       1.64         1.75 - 2.25      15.28 - 15.87
                                       2005      78  0.955 - 1.250       77       1.25         1.75 - 2.25        3.22 - 3.69
                                       2004      69  0.921 - 1.211       66       1.03         1.75 - 2.25        2.19 - 2.78
                                       2003      35  0.898 - 1.185       34       1.35         1.75 - 2.25       3.93 - 21.52

LMPIS Premier Selections All Cap       2007      --  1.025 - 1.505       --       0.06         1.30 - 2.25        6.22 - 6.61
   Growth Subaccount (a)               2006     328  0.963 - 1.414      431         --         1.30 - 2.25        4.93 - 5.94
                                       2005     277  0.909 - 1.340      342       0.14         1.30 - 2.25        3.94 - 7.46
                                       2004     178  0.868 - 1.279      201         --         1.30 - 2.25      (0.68) - 8.96
                                       2003     100  0.855 - 1.266      105         --         1.30 - 2.25      13.85 - 32.46

LMPVET Aggressive Growth Subaccount    2007  31,915  1.009 - 1.593   47,829         --         1.30 - 2.70      (4.83) - 0.20
   (Class I)                           2006  35,468  1.011 - 1.596   53,332         --         1.30 - 2.70        5.97 - 7.38
                                       2005  36,678  0.946 - 1.492   51,704         --         1.30 - 2.70     (1.02) - 11.02
                                       2004  30,450  0.870 - 1.359   39,319         --         1.30 - 2.60       2.33 - 14.98
                                       2003  12,817  0.803 - 1.258   15,176         --         1.30 - 2.25       6.00 - 32.76

LMPVET Aggressive Growth Subaccount
   (Class II) (b)                      2007   1,378  1.153 - 1.301    1,767         --         1.85 - 2.65     (5.20) - (4.69)

LMPVET Appreciation Subaccount         2007  14,611  1.224 - 1.579   21,717       1.03         1.30 - 2.70        2.46 - 7.05
   (Class I)                           2006  16,442  1.149 - 1.481   22,931       1.08         1.30 - 2.70      11.67 - 13.28
                                       2005  18,135  1.019 - 1.312   22,413       0.91         1.30 - 2.70      (1.29) - 3.58
                                       2004  14,841  1.003 - 1.280   17,929       1.45         1.30 - 2.55      (0.24) - 9.79
                                       2003   7,413  0.936 - 1.196    8,238       1.23         1.30 - 2.45       5.04 - 22.98

LMPVET Appreciation Subaccount
   (Class II) (b)                      2007   6,366  1.166 - 1.683    9,384       0.79         1.30 - 2.60        1.15 - 1.39

LMPVET Capital Subaccount              2007  46,043  1.171 - 1.698   69,334       0.37         1.30 - 2.60      (0.75) - 0.48
                                       2006  51,458  1.179 - 1.690   77,566       0.62         1.30 - 2.60      10.70 - 12.22
                                       2005  54,884  1.065 - 1.506   74,357       0.40         1.30 - 2.60        2.56 - 3.86
                                       2004  37,811  1.038 - 1.450   50,014       0.61         1.30 - 2.60       0.78 - 11.80
                                       2003   7,509  1.243 - 1.377    9,575       0.15         1.30 - 2.45       2.00 - 29.69

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  ------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO     ASSETS     INCOME          LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ---------------
LMPVET Dividend Strategy Subaccount    2007   2,092  0.972 - 1.415    2,713       2.07         1.30 - 2.45        3.85 - 5.04
                                       2006   2,092  0.926 - 1.352    2,581       2.05         1.30 - 2.60      14.86 - 16.50
                                       2005   2,307  0.797 - 1.166    2,474       2.05         1.30 - 2.60     (3.04) - (1.48)
                                       2004   1,888  0.809 - 1.188    2,063       1.45         1.30 - 2.60      (1.93) - 5.33
                                       2003     575  0.794 - 1.169      636       1.21         1.30 - 2.25       3.73 - 21.90

LMPVET Equity Index Subaccount         2007   7,779  1.043 - 1.575   11,263       1.51         1.30 - 2.60        2.17 - 3.54
   (Class II)                          2006   8,726  0.998 - 1.527   12,298       1.26         1.30 - 2.60      12.20 - 13.65
                                       2005  10,052  0.880 - 1.349   12,470       1.42         1.30 - 2.60        1.57 - 4.12
                                       2004   7,561  0.857 - 1.316    9,274       1.84         1.30 - 2.60       1.94 - 10.01
                                       2003   3,743  0.790 - 1.214    4,149       2.29         1.30 - 2.45       3.25 - 26.07

LMPVET Fundamental Value Subaccount    2007  29,211  1.206 - 1.650   46,167       1.23         1.30 - 2.70     (5.40) - (0.06)
   (Class I)                           2006  25,226  1.212 - 1.657   40,115       1.61         1.30 - 2.70      13.65 - 15.28
                                       2005  26,597  1.056 - 1.443   36,975       0.99         1.30 - 2.70        2.09 - 7.90
                                       2004  22,953  1.034 - 1.401   31,170       0.93         1.30 - 2.60        3.71 - 8.83
                                       2003   8,916  0.970 - 1.316   11,336       1.36         1.30 - 2.25       4.96 - 36.83

LMPVET Global Equity Subaccount        2007  16,577  1.215 - 1.881   26,885       0.55         1.30 - 2.60        2.25 - 3.58
                                       2006  18,124  1.185 - 1.816   28,536       1.19         1.30 - 2.60      12.14 - 13.71
                                       2005  17,228  1.052 - 1.597   24,290       0.85         1.30 - 2.70        1.94 - 8.55
                                       2004   9,130  1.065 - 1.519   12,460       1.08         1.30 - 2.60       3.92 - 10.02
                                       2003     960  1.238 - 1.395    1,226       0.39         1.30 - 2.25       7.71 - 29.92

LMPVET International All Cap           2007     182  0.944 - 1.978      186       0.84         1.30 - 2.25        3.94 - 4.96
   Opportunity Subaccount              2006     224  0.901 - 1.903      244       2.04         1.30 - 2.25      23.09 - 24.25
                                       2005     267  0.726 - 1.546      234       1.36         1.30 - 2.25       9.18 - 10.27
                                       2004     285  0.659 - 1.416      221       0.90         1.30 - 2.25      15.31 - 16.34
                                       2003     372  0.567 - 1.228      237       1.23         1.30 - 2.25      25.09 - 28.59

LMPVET Investors Subaccount (Class I)  2007   4,565  1.231 - 1.684    7,243       1.24         1.30 - 2.60        1.22 - 2.59
                                       2006   4,379  1.206 - 1.648    6,854       1.57         1.30 - 2.60      15.18 - 16.76
                                       2005   5,024  1.038 - 1.418    6,765       1.27         1.30 - 2.60        1.82 - 9.08
                                       2004   4,491  0.991 - 1.353    5,760       1.97         1.30 - 2.60       3.44 - 11.57
                                       2003   2,239  0.920 - 1.247    2,605       2.70         1.30 - 2.25       6.50 - 30.68

LMPVET Large Cap Growth Subaccount     2007   8,638  1.024 - 1.492   11,560       0.04         1.30 - 2.55      (0.95) - 4.03
   (Class I)                           2006  10,037  0.976 - 1.441   12,993       0.15         1.30 - 2.55        1.97 - 3.22
                                       2005  10,831  0.947 - 1.401   13,693       0.14         1.30 - 2.55       2.70 - 12.67
                                       2004   9,796  0.914 - 1.354   11,986       0.50         1.30 - 2.45      (1.90) - 8.75
                                       2003   4,886  0.925 - 1.373    5,781       0.04         1.30 - 2.25       4.19 - 45.64

LMPVET Mid Cap Core Subaccount         2007   5,996  1.302 - 1.731   10,023       0.38         1.30 - 2.70        4.27 - 5.81
   (Class I)                           2006   6,789  1.235 - 1.636   10,784       0.54         1.30 - 2.70      11.72 - 13.30
                                       2005   7,503  1.093 - 1.444   10,570       0.63         1.30 - 2.70       2.71 - 12.17
                                       2004   6,916  1.025 - 1.353    9,206         --         1.30 - 2.60       5.97 - 18.40
                                       2003   3,514  0.943 - 1.247    4,342         --         1.30 - 2.25       4.65 - 30.47

LMPVET Multiple Discipline Subaccount  2007      --  1.152 - 1.660       --       0.52         1.30 - 2.60        1.01 - 2.09
   Large Cap Growth and Value (c)      2006   7,788  1.140 - 1.626   11,162       0.75         1.30 - 2.60       6.72 - 10.84
                                       2005   8,713  1.041 - 1.467   11,380       0.71         1.30 - 2.55        0.87 - 2.23
                                       2004   5,645  1.032 - 1.435    7,304       1.46         1.30 - 2.55        0.34 - 8.98
                                       2003   1,463  1.213 - 1.362    1,843       0.88         1.30 - 2.25       1.72 - 36.96

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------  ------------------------------------------------
                                                        UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                                (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                                ------  -------------  -------  -------------  ----------------  ---------------
LMPVET Small Cap Growth Subaccount        2007   4,192  1.223 - 1.987    7,681         --         1.30 - 2.75       0.83 - 8.63
   (Class I)                              2006   2,251  1.131 - 1.837    3,817         --         1.30 - 2.75      9.77 - 11.33
                                          2005   2,422  1.021 - 1.657    3,695         --         1.30 - 2.75     (0.50) - 3.55
                                          2004   2,333  0.990 - 1.607    3,447         --         1.30 - 2.45      7.83 - 21.66
                                          2003   1,063  0.875 - 1.420    1,328         --         1.30 - 2.25      1.65 - 47.04

LMPVET Social Awareness                   2007      83  1.255 - 1.278      105       1.69         1.75 - 2.25       8.38 - 8.95
   Subaccount                             2006      66  1.158 - 1.173       77       0.72         2.15 - 2.25      5.37 - 13.49
                                          2005      45  1.099 - 1.109       49       1.75         1.75 - 2.25       2.04 - 2.59
                                          2004      40  1.077 - 1.081       44       1.53         1.75 - 2.25      8.10 - 10.92

LMPVPI All Cap Subaccount (Class I) (a)   2007      --  1.252 - 1.741       --       0.29         1.30 - 2.60       4.52 - 5.01
                                          2006   8,124  1.194 - 1.660   12,860       1.33         1.30 - 2.60     15.13 - 16.57
                                          2005   9,059  1.029 - 1.430   12,349       0.89         1.30 - 2.60       1.38 - 2.74
                                          2004   8,353  1.006 - 1.397   11,119       0.68         1.30 - 2.60       0.69 - 9.51
                                          2003   4,378  0.946 - 1.312    5,433       0.45         1.30 - 2.25      1.72 - 39.28

LMPVPI All Cap Subaccount (Class II) (a)  2007      --  1.280 - 1.293       --       0.04         1.85 - 2.35       4.49 - 5.14
                                          2006     158  1.225 - 1.235      194       1.39         1.85 - 2.35     15.13 - 15.75
                                          2005      82  1.064 - 1.067       87       1.59         1.85 - 2.35       2.01 - 6.40

LMPVPII Growth and Income Subaccount      2007      --  1.271 - 1.521       --       0.06         1.75 - 2.25       4.20 - 4.42
   (Class I) (a)                          2006     100  1.218 - 1.459      137       0.38         1.60 - 2.25      9.91 - 10.59
                                          2005     169  1.103 - 1.326      198       0.37         1.60 - 2.25       1.38 - 2.01
                                          2004     172  1.085 - 1.307      198       0.96         1.60 - 2.25       5.93 - 7.57
                                          2003     153  1.019 - 1.231      163       1.36         1.60 - 2.25      3.97 - 28.16

LMPVPV Small Cap Growth                   2007      --  1.341 - 1.888       --       0.02         1.30 - 2.55       6.39 - 6.83
   Opportunities Subaccount (a)           2006   2,462  1.256 - 1.770    4,018         --         1.30 - 2.55     10.05 - 11.49
                                          2005   2,498  1.129 - 1.595    3,667         --         1.30 - 2.55      2.36 - 12.64
                                          2004   2,133  1.093 - 1.546    3,060       0.11         1.30 - 2.45      6.22 - 14.51
                                          2003     784  0.970 - 1.360      991         --         1.30 - 2.25      6.09 - 40.20

LMPVPI Large Cap Growth                   2007      --  1.229 - 1.461       --         --         1.75 - 2.25       3.93 - 4.15
   Subaccount (Class I) (a)               2006     272  1.180 - 1.405      374         --         1.60 - 2.25       1.89 - 2.58
                                          2005     362  1.154 - 1.377      474       0.02         1.60 - 2.25       2.92 - 3.56
                                          2004     299  1.117 - 1.337      381       0.20         1.60 - 2.25    (1.77) - (1.14)
                                          2003     189  1.132 - 1.359      245       0.01         1.60 - 2.25      0.00 - 42.30

LMPVPII Aggressive Growth                 2007      --  1.261 - 1.680       --         --         1.75 - 2.55       3.19 - 3.50
   Subaccount (Class I) (a)               2006     527  1.222 - 1.625      832         --         1.60 - 2.55       8.33 - 9.33
                                          2005     677  1.128 - 1.495      970         --         1.60 - 2.55      7.30 - 12.57
                                          2004     567  1.113 - 1.390      762         --         1.60 - 2.35       3.24 - 7.38
                                          2003     314  1.039 - 1.302      406         --         1.60 - 2.25      5.43 - 37.78

LMPVPII Aggressive Growth                 2007      --  1.214 - 1.365       --         --         1.85 - 2.65       3.11 - 3.41
Subaccount (Class II) (a)                 2006   1,490  1.176 - 1.325    1,946         --         1.75 - 2.65       1.64 - 8.87
                                          2005   1,506  1.124 - 1.217    1,815         --         1.75 - 2.65       0.25 - 7.71
                                          2004   1,009  1.118 - 1.130    1,134         --         1.75 - 2.65    (2.18) - 10.18
                                          2003       2          1.057        2         --                1.75              5.70

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------  ------------------------------------------------
                                                        UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                                (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                                ------  -------------  -------  -------------  ----------------  ---------------
LMPVET Capital and Income Subaccount      2007  46,724  1.143 - 1.513   64,315       1.11         1.30 - 2.70      (0.72) - 3.99
   (Class II)                             2006  54,540  1.110 - 1.455   72,728       1.53         1.30 - 2.70        7.57 - 9.15
                                          2005  57,528  1.028 - 1.333   71,187       1.36         1.30 - 2.70        1.62 - 3.94
                                          2004  38,579  1.112 - 1.296   47,020       1.55         1.30 - 2.60      (0.45) - 6.12
                                          2003   7,964  1.165 - 1.250    9,573       0.68         1.30 - 2.45       1.04 - 20.33

LMPVIT Adjustable Rate Income             2007   5,165  0.981 - 1.037    5,191       4.51         1.30 - 2.70      (1.39) - 0.10
   Subaccount                             2006   5,643  0.993 - 1.036    5,711       4.42         1.30 - 2.70        1.41 - 2.68
                                          2005   5,777  0.979 - 1.009    5,732       3.49         1.30 - 2.70      (0.31) - 1.10
                                          2004   3,523  0.982 - 0.998    3,483       2.59         1.30 - 2.60      (1.11) - 0.20
                                          2003     125  0.997 - 0.999      125       0.39         1.30 - 2.25      (0.10) - 0.10

LMPVIT Diversified Strategic Income       2007   8,830  1.131 - 1.316   10,804       4.89         1.30 - 2.45      (0.51) - 0.62
   Subaccount                             2006  10,306  1.134 - 1.308   12,605       5.63         1.30 - 2.45        2.87 - 4.06
                                          2005  12,143  1.103 - 1.257   14,357       5.75         1.30 - 2.45      (0.27) - 1.21
                                          2004  10,494  1.100 - 1.242   12,350       7.00         1.30 - 2.45        3.58 - 8.07
                                          2003   3,980  1.103 - 1.178    4,530      11.04         1.30 - 2.25       0.80 - 10.30

LMPVIT High Income Subaccount             2007  13,928  1.140 - 1.489   19,785       8.43         1.30 - 2.70    (2.40) - (0.94)
                                          2006  15,372  1.168 - 1.510   22,169       7.60         1.30 - 2.70        8.05 - 9.54
                                          2005  16,399  1.081 - 1.384   21,794       8.67         1.30 - 2.70        0.00 - 3.04
                                          2004  13,169  1.134 - 1.372   17,383      11.04         1.30 - 2.60       2.94 - 10.72
                                          2003   6,560  1.049 - 1.263    7,798      14.26         1.30 - 2.45       3.04 - 25.81

LMPVIT Money Market Subaccount            2007  13,480  1.013 - 1.157   14,221       4.78         1.30 - 2.70        2.08 - 3.58
                                          2006  10,981  0.990 - 1.117   11,355       4.53         1.30 - 2.70        1.91 - 3.23
                                          2005  11,071  0.969 - 1.082   11,097       2.76         1.30 - 2.70        0.20 - 1.50
                                          2004  12,977  0.966 - 1.066   12,918       0.94         1.30 - 2.45      (1.42) - 0.00
                                          2003   7,925  0.983 - 1.070    8,048       0.64         1.30 - 2.25    (1.21) - (0.10)

LMPVPI Total Return Subaccount            2007      --  1.187 - 1.266       --       0.57         1.85 - 2.65        2.50 - 2.76
   (Class II) (a)                         2006     501  1.156 - 1.236      611       2.00         1.75 - 2.65       1.52 - 10.36
                                          2005     416  1.104 - 1.120      461       2.08         1.75 - 2.45        0.45 - 4.71
                                          2004     245  1.099 - 1.107      269       3.19         1.75 - 2.45        3.77 - 6.65
                                          2003       1          1.038        1       0.27                1.75               3.80

LMPVPIII Large Cap Value Subaccount (a)   2007      --  1.266 - 1.652       --       0.38         1.30 - 2.25        4.89 - 5.20
                                          2006     744  1.191 - 1.575      923       1.13         1.30 - 2.25      15.64 - 16.76
                                          2005     937  1.023 - 1.362    1,003       1.60         1.30 - 2.25        4.13 - 5.06
                                          2004     999  0.975 - 1.308    1,023       1.91         1.30 - 2.25        8.19 - 9.29
                                          2003   1,035  0.895 - 1.209      965       1.79         1.30 - 2.25      24.38 - 25.91

Lord Abbett Growth and Income             2007      --  1.310 - 1.699       --         --         1.30 - 2.65        3.55 - 3.99
   Subaccount (Class VC) (a)              2006   5,057  1.264 - 1.634    7,911       1.29         1.30 - 2.65      14.24 - 15.80
                                          2005   4,872  1.106 - 1.411    6,636       1.18         1.30 - 2.65        0.56 - 4.54
                                          2004   2,818  1.248 - 1.385    3,843       1.86         1.30 - 2.65       4.16 - 11.24
                                          2003     380  1.237 - 1.245      471       2.82         1.30 - 2.25       5.17 - 24.50

Lord Abbett Mid-Cap Value Subaccount      2007      --  1.462 - 2.015       --         --         1.30 - 2.75       9.76 - 10.29
   (Class VC) (a)                         2006   7,443  1.332 - 1.827   13,009       0.49         1.30 - 2.75       9.26 - 10.79
                                          2005   7,622  1.219 - 1.649   12,137       0.60         1.30 - 2.75       1.41 - 10.58
                                          2004   2,953  1.393 - 1.543    4,489       0.58         1.30 - 2.65      11.03 - 22.46
                                          2003     497  1.251 - 1.260      623       1.56         1.30 - 2.45       3.98 - 26.00

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------  -------------------------------------------------
                                                        UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                 UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                                (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                                ------  -------------  -------  -------------  ----------------  ----------------
MIST Batterymarch Mid-Cap Stock           2007     330  1.419 - 1.722      540       0.33        1.75 - 2.35          3.58 - 4.23
   Subaccount (Class A)                   2006     460  1.363 - 1.659      719         --        1.75 - 2.35       (5.27) - (4.86)

MIST BlackRock High Yield Subaccount      2007     933  1.147 - 1.422    1,308       8.77        1.64 - 2.64        (3.27) - 0.99
   (Class A)                              2006     817  1.262 - 1.410    1,142         --        1.75 - 2.45          4.77 - 5.31

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)               2007   1,457  0.995 - 1.711    2,049         --        1.30 - 2.45        (0.66) - 0.10

MIST BlackRock Large-Cap Core             2007      --  0.994 - 1.713       --       0.72        1.30 - 2.45          4.54 - 5.03
   Subaccount (Class A) (a)               2006   1,482  0.948 - 1.635    1,966         --        1.30 - 2.45          5.31 - 9.32

MIST Dreman Small-Cap Value               2007     793  1.291 - 1.334    1,044         --        1.30 - 2.55       (3.44) - (2.22)
   Subaccount (Class A)                   2006     375  1.337 - 1.365      507       0.66        1.30 - 2.55         0.75 - 18.52

MIST Harris Oakmark International         2007   4,199  1.472 - 1.912    7,505       0.90        1.29 - 2.69       (3.48) - (2.14)
   Subaccount (Class A)                   2006   4,080  1.525 - 1.962    7,514         --        1.26 - 2.66         4.17 - 11.19

MIST Janus Forty Subaccount (Class A)     2007     811  1.661 - 2.101    1,599       0.16        1.30 - 2.75         0.89 - 28.73
                                          2006     598  1.312 - 1.640      902         --        1.30 - 2.75         1.74 - 13.45

MIST Lazard Mid-Cap Subaccount
   (Class B) (b)                          2007      97  1.088 - 1.120      106         --        1.40 - 2.50     (14.93) - (12.23)

MIST Legg Mason Partners Managed          2007     210  1.226 - 1.249      260       2.40        1.75 - 2.25          3.99 - 4.52
   Assets Subaccount (Class A)            2006     219  1.179 - 1.195      260         --        1.75 - 2.25          5.17 - 5.57

MIST Lord Abbett Bond Debenture           2007   1,341  1.394 - 1.475    1,935       5.60        1.75 - 2.45          4.20 - 5.02
   Subaccount (Class A)                   2006   1,727  1.329 - 1.408    2,376         --        1.75 - 2.45          4.23 - 4.71

MIST Lord Abbett Growth and Income        2007  26,572  1.080 - 1.104   28,981       0.72        1.30 - 2.60        (2.53) - 2.41
   Subaccount (Class B)                   2006  21,693  1.069 - 1.078   23,275         --        1.30 - 2.55          6.79 - 7.69

MIST Lord Abbett Mid-Cap Value            2007  11,399  1.041 - 1.067   12,008       0.04        1.30 - 2.75      (10.80) - (0.75)
   Subaccount (Class B)                   2006     392  1.064 - 1.073      419         --        1.40 - 2.70         0.85 - 14.98

MIST Met/AIM Capital Appreciation         2007   1,509  1.083 - 1.591    2,264       0.09        1.30 - 2.75         8.81 - 10.44
   Subaccount (Class A)                   2006   1,705  0.982 - 1.446    2,336       0.18        1.30 - 2.75       (1.95) - (1.00)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)               2007     878  1.217 - 1.310    1,134         --        1.85 - 2.65          2.34 - 2.91

MIST Met/AIM Small Cap Growth             2007     150  1.366 - 1.404      207         --        1.40 - 2.45        (5.99) - 9.86
   Subaccount (Class A)                   2006      68  1.259 - 1.278       85         --        1.40 - 2.35       (1.25) - (0.62)

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)               2007       1          2.945        4         --               1.85                25.00

MIST MFS Research International
   Subaccount (Class B) (b)               2007   1,122  1.596 - 2.247    2,259         --        1.30 - 2.55          0.00 - 4.69

MIST MFS Value Subaccount (Class A)       2007   3,642  1.440 - 1.501    5,333         --        1.30 - 2.70        (1.57) - 6.23
                                          2006   3,838  1.371 - 1.413    5,327       1.34        1.30 - 2.70         9.73 - 11.26

                                                         AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------  -------------------------------------------------
                                                        UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                 UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                                (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                                ------  -------------  -------  -------------  ----------------  ----------------
MIST Neuberger Berman Real Estate         2007   3,351  1.003 - 1.026    3,399       1.08         1.40 - 2.75    (19.29) - (16.04)
   Subaccount (Class A)                   2006   3,868  1.211 - 1.222    4,702         --         1.40 - 2.75      (1.14) - 21.83

MIST Oppenheimer Capital Appreciation     2007   1,538  1.114 - 1.129    1,729         --         1.85 - 2.65       11.29 - 12.23
   Subaccount (Class B)                   2006   1,605  1.001 - 1.006    1,612         --         1.85 - 2.65         0.70 - 1.21

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)               2007  17,148  1.113 - 1.228   20,423         --         1.30 - 2.70         5.50 - 6.50

MIST Pioneer Fund Subaccount (Class A)    2007   1,384  1.453 - 1.650    2,198       0.88         1.40 - 2.60         2.25 - 3.58
                                          2006   1,662  1.421 - 1.593    2,571         --         1.40 - 2.60         6.84 - 7.64

MIST Pioneer Mid-Cap Value Subaccount     2007      --  1.250 - 1.276       --       0.53         1.40 - 2.50        7.14 - 10.36
   (Class A) (a)                          2006      55  1.135 - 1.149       63       0.27         1.75 - 2.50        4.61 - 14.09

MIST Pioneer Strategic Income             2007  10,499  1.179 - 1.239   12,655       0.68         1.30 - 2.70         3.79 - 5.27
   Subaccount (Class A)                   2006  10,179  1.136 - 1.177   11,743       4.77         1.30 - 2.70         2.77 - 3.79

MIST Third Avenue Small Cap Value         2007  16,292  0.964 - 0.987   15,891       0.73         1.30 - 2.70      (5.58) - (4.27)
   Subaccount (Class B)                   2006  11,422  1.021 - 1.031   11,719         --         1.30 - 2.70         1.79 - 2.69

MSF BlackRock Aggressive Growth           2007   2,237  1.007 - 1.822    3,413         --         1.30 - 2.70       17.21 - 18.87
   Subaccount (Class D)                   2006   2,260  0.854 - 1.540    2,913         --         1.30 - 2.70      (3.09) - (2.21)

MSF BlackRock Bond Income Subaccount      2007   1,016  1.087 - 1.208    1,170       3.27         1.75 - 2.45         3.70 - 4.41
   (Class A)                              2006   1,143  1.047 - 1.157    1,270         --         1.75 - 2.45         3.35 - 3.77

MSF BlackRock Bond Income Subaccount      2007  13,086  1.064 - 1.321   15,081       3.12         1.30 - 2.70         3.30 - 4.76
   (Class E)                              2006  14,465  1.030 - 1.261   15,992         --         1.30 - 2.70         3.00 - 3.96

MSF BlackRock Money Market                2007   3,636  1.020 - 1.054    3,770       4.94         1.75 - 2.75         1.87 - 3.33
   Subaccount (Class A)                   2006   2,171  0.995 - 1.020    2,193       3.29         1.75 - 2.75         0.40 - 2.11

MSF Capital Guardian U.S. Equity          2007     705  0.731 - 1.352      782       0.44         1.30 - 2.60      (2.69) - (1.45)
   Subaccount (Class A)                   2006     751  0.743 - 1.377      896         --         1.30 - 2.60         2.10 - 2.99

MSF FI Large Cap Subaccount (Class A)     2007   3,165  0.818 - 1.414    3,928       0.16         1.30 - 2.65         1.26 - 2.58
                                          2006   3,523  0.799 - 1.384    4,284         --         1.30 - 2.65         0.63 - 1.62

MSF FI Value Leaders Subaccount           2007   9,574  1.215 - 1.511   13,956       0.84         1.30 - 2.65       (0.95) - 2.77
   (Class D)                              2006  11,192  1.197 - 1.477   15,987         --         1.30 - 2.65         1.86 - 2.76

MSF MetLife Aggressive Allocation         2007   1,062  1.063 - 1.081    1,133       0.04         1.40 - 2.40       (6.72) - 1.42
   Subaccount (Class B)                   2006     741  1.055 - 1.059      782         --         1.80 - 2.40        5.29 - 10.24

MSF MetLife Conservative Allocation       2007   2,362  1.070 - 1.089    2,539         --         1.30 - 2.35         3.18 - 4.21
   Subaccount (Class B)                   2006     933  1.037 - 1.045      970         --         1.30 - 2.35         3.60 - 5.26

MSF MetLife Conservative to Moderate      2007   2,093  1.069 - 1.086    2,246         --         1.40 - 2.35       (0.65) - 3.33
   Allocation Subaccount (Class B)        2006     688  1.044 - 1.051      719         --         1.40 - 2.35         3.47 - 8.71

MSF MetLife Moderate Allocation           2007   3,304  1.063 - 1.088    3,556       0.01         1.30 - 2.70       (1.63) - 2.93
   Subaccount (Class B)                   2006   1,751  1.047 - 1.057    1,840         --         1.30 - 2.70       (0.38) - 7.45

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  ------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO    ASSETS      INCOME         LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ---------------
MSF MetLife Moderate to Aggressive     2007   2,748  1.069 - 1.088    2,957       0.03        1.30 - 2.35       (3.40) - 2.45
   Allocation Subaccount (Class B)     2006   2,130  1.054 - 1.062    2,251         --        1.30 - 2.35        5.19 - 11.03

MSF MFS Total Return Subaccount
   (Class B) (b)                       2007      47  0.973 - 0.978       46         --        1.85 - 2.50       (1.71) - 0.00

MSF MFS Total Return Subaccount        2007  32,067  1.211 - 1.554   44,929       1.99        1.30 - 2.75         1.25 - 2.85
   (Class F)                           2006  35,338  1.196 - 1.511   48,468         --        1.30 - 2.70         6.12 - 7.09

MSF Oppenheimer Global Equity          2007  14,334  1.078 - 1.105   15,632       0.89        1.30 - 2.75         0.46 - 4.94
   Subaccount (Class B)                2006  15,036  1.043 - 1.053   15,752         --        1.24 - 2.69         3.96 - 5.72

MSF T. Rowe Price Large Cap Growth     2007   1,923  1.133 - 1.154    2,198       0.20        1.30 - 2.40         6.59 - 7.75
   Subaccount (Class B)                2006   2,141  1.063 - 1.071    2,284         --        1.30 - 2.40         2.50 - 7.31

MSF Western Asset Management High      2007      --  1.171 - 1.196       --       8.75        1.75 - 2.55         3.50 - 3.73
   Yield Bond Subaccount (Class A)(a)  2006     318  1.131 - 1.153      363         --        1.75 - 2.55         5.55 - 6.17

MSF Western Asset Management U.S.      2007     240  1.073 - 1.101      260       2.71        1.60 - 2.30         1.90 - 2.71
   Government Subaccount (Class A)     2006     245  1.053 - 1.072      260         --        1.60 - 2.30         2.93 - 3.38

PIMCO VIT Real Return Subaccount       2007      --  1.053 - 1.153       --       1.55        1.30 - 2.75         1.63 - 2.13
   (Administrative Class) (a)          2006  17,515  1.036 - 1.129   19,308       4.24        1.30 - 2.75      (2.08) - (0.62)
                                       2005  16,484  1.058 - 1.136   18,406       2.88        1.30 - 2.75       (0.80) - 0.85
                                       2004   8,461  1.106 - 1.127    9,448       1.20        1.30 - 2.65         1.28 - 7.44
                                       2003     881  1.041 - 1.049      919       0.46        1.30 - 2.45       (0.76) - 5.66

PIMCO VIT Total Return Subaccount      2007  52,847  1.076 - 1.355   63,542       4.80        1.30 - 2.70         5.80 - 7.37
   (Administrative Class)              2006  53,957  1.012 - 1.262   60,863       4.41        1.30 - 2.70         1.06 - 2.52
                                       2005  56,470  0.998 - 1.231   62,694       3.46        1.30 - 2.70       (1.19) - 1.07
                                       2004  42,016  1.043 - 1.218   46,765       1.91        1.30 - 2.65       (0.29) - 3.97
                                       2003  23,284  1.037 - 1.176   25,612       2.74        1.30 - 2.45         0.00 - 3.70

Pioneer America Income VCT Subaccount  2007      --  1.029 - 1.062       --       3.95        1.85 - 2.65         2.80 - 3.51
   (Class II) (c)                      2006   1,593  1.001 - 1.030    1,621       4.43        1.75 - 2.65         0.50 - 2.39
                                       2005   1,261  0.996 - 1.023    1,271       4.46        1.75 - 2.65      (1.09) - (0.00)
                                       2004     680  1.005 - 1.015      687       4.40        1.75 - 2.65       (0.39) - 3.17
                                       2003       1          1.002        1       0.51               1.75                0.20

Pioneer Bond VCT Subaccount
   (Class II) (d)                      2007   1,426  1.090 - 1.091    1,556       0.65        1.85 - 2.65         9.00 - 9.10

Pioneer Cullen Value VCT Subaccount    2007     645  1.298 - 1.320      845       0.86        1.85 - 2.45         3.76 - 4.43
   (Class II)                          2006     603  1.246 - 1.264      758       0.17        1.85 - 2.65       14.10 - 15.01
                                       2005     222  1.092 - 1.099      244         --        1.85 - 2.65      (1.08) - 12.41

Pioneer Emerging Markets VCT           2007     283  2.381 - 3.294      894       0.37        1.85 - 2.65       38.73 - 39.81
   Subaccount (Class II)               2006     341  1.711 - 2.356      785       0.35        1.75 - 2.65        8.43 - 33.03
                                       2005     344  1.736 - 1.775      604       0.47        1.75 - 2.65       34.10 - 36.37
                                       2004     198  1.299 - 1.312      258       0.63        1.75 - 2.65        3.82 - 27.65
                                       2003       2          1.125        2         --               1.75               12.50

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  -------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO    ASSETS      INCOME         LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ----------------
Pioneer Equity Income VCT Subaccount   2007   1,577  1.203 - 1.485    2,308       2.33        1.85 - 2.45       (1.90) - (1.33)
   (Class II)                          2006   1,537  1.225 - 1.510    2,284       2.36        1.75 - 2.45         3.38 - 20.03
                                       2005   1,442  1.240 - 1.258    1,800       2.24        1.75 - 2.45          2.99 - 5.08
                                       2004     809  1.204 - 1.213      977       2.84        1.75 - 2.45         0.92 - 14.00
                                       2003       2          1.064        2       0.49               1.75                 6.40

Pioneer Equity Opportunity VCT         2007      --  1.274 - 1.285       --       0.15        1.85 - 2.25          9.45 - 9.83
   Subaccount (Class II) (c)           2006      53  1.164 - 1.170       62       0.39        1.85 - 2.25        16.63 - 17.12
                                       2005      31  0.998 - 0.999       31         --        1.85 - 2.25        (0.20) - 4.28

Pioneer Fund VCT Subaccount(Class II)  2007   1,458  1.303 - 1.401    2,008       1.03        1.85 - 2.65          0.00 - 2.86
                                       2006   1,084  1.329 - 1.367    1,459       1.09        1.75 - 2.65        13.30 - 14.39
                                       2005   1,269  1.173 - 1.195    1,500       1.13        1.75 - 2.65          3.17 - 7.72
                                       2004   1,016  1.137 - 1.148    1,160       1.22        1.75 - 2.65         1.51 - 12.01
                                       2003       2          1.053        2       0.25               1.75                 5.30

Pioneer Global High Yield VCT          2007   2,439  1.126 - 1.152    2,769       8.01        1.85 - 2.70        (1.92) - 0.26
   Subaccount (Class II)               2006   2,162  1.134 - 1.149    2,462       7.34        1.85 - 2.65          6.27 - 9.95
                                       2005     837  1.040 - 1.045      872       4.58        1.85 - 2.55          0.67 - 5.80

Pioneer High Yield VCT Subaccount      2007   2,183  1.153 - 1.192    2,568       5.08        1.85 - 2.65          1.90 - 3.65
   (Class II)                          2006   2,250  1.122 - 1.154    2,562       5.28        1.75 - 2.65          5.45 - 6.46
                                       2005   2,182  1.064 - 1.084    2,346       5.23        1.75 - 2.65        (1.02) - 4.78
                                       2004   1,372  1.075 - 1.085    1,482       4.96        1.75 - 2.65          2.66 - 7.70
                                       2003       1          1.025        1       0.60               1.75                 2.50

Pioneer Ibbotson Aggressive            2007     651  1.240 - 1.260      814       1.20        1.85 - 2.45        (1.89) - 3.28
   Allocation VCT Subaccount
   (Class II)                          2006     646  1.204 - 1.220      784       0.21        1.85 - 2.65         4.76 - 12.34
                                       2005     216  1.081 - 1.086      234         --        1.85 - 2.65        (1.10) - 8.30

Pioneer Ibbotson Growth Allocation     2007  15,057  1.090 - 1.229   18,137       1.04        1.85 - 2.85        (2.36) - 3.80
   VCT Subaccount (Class II)           2006  10,134  1.168 - 1.184   11,866       0.13        1.85 - 2.70         5.64 - 10.29
                                       2005     177  1.067 - 1.069      189         --        2.10 - 2.35          2.49 - 6.80

Pioneer Ibbotson Moderate Allocation   2007   7,698  1.077 - 1.182    8,890       1.01        1.85 - 2.85        (1.53) - 3.78
   VCT Subaccount (Class II)           2006   4,524  1.049 - 1.139    5,046       0.21        1.85 - 2.85        (0.27) - 8.58
                                       2005     870  1.046 - 1.049      910         --        1.85 - 2.35          1.95 - 4.29

Pioneer Independence VCT Subaccount    2007     118  1.204 - 1.229      144         --        1.85 - 2.35          4.88 - 5.40
   (Class II)                          2006     119  1.148 - 1.169      138         --        1.75 - 2.35          6.49 - 7.15
                                       2005     101  1.078 - 1.091      109       0.61        1.75 - 2.35          0.84 - 1.39
                                       2004     100  1.069 - 1.076      107         --        1.75 - 2.35         1.42 - 10.48
                                       2003       1          1.030        1         --               1.75                 3.00

Pioneer International Value VCT        2007     468  1.489 - 1.922      882       0.32        1.85 - 2.55        10.39 - 11.16
   Subaccount (Class II)               2006     440  1.346 - 1.735      747       0.28        1.75 - 2.55         4.99 - 20.49
                                       2005     283  1.313 - 1.440      404       0.07        1.75 - 2.55         6.40 - 13.21
                                       2004     183  1.262 - 1.272      232       0.15        1.75 - 2.45         3.27 - 16.38
                                       2003       1          1.093        1         --               1.75                 9.30

Pioneer Mid Cap Value VCT Subaccount   2007   1,351  1.194 - 1.514    2,020       0.58        1.85 - 2.65          2.59 - 3.42
   (Class II)                          2006   1,365  1.159 - 1.464    1,979         --        1.75 - 2.65         1.67 - 10.37
                                       2005   1,204  1.199 - 1.331    1,588       0.20        1.75 - 2.65        (0.08) - 5.80
                                       2004     590  1.246 - 1.258      739       0.21        1.75 - 2.65         2.21 - 19.58
                                       2003       2          1.052        2         --               1.75                 5.20

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  -------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO    ASSETS      INCOME         LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ----------------
Pioneer Oak Ridge Large Cap Growth     2007     911  1.191 - 1.243   1,117        0.19        1.85 - 2.65          5.33 - 6.15
   VCT Subaccount (Class II)           2006     969  1.130 - 1.174   1,124        0.03        1.75 - 2.65          0.09 - 0.95
                                       2005     536  1.128 - 1.163     618        0.14        1.75 - 2.65       (2.46) - 12.79
                                       2004      92  1.086 - 1.094     100          --        1.75 - 2.65         1.21 - 12.94

Pioneer Real Estate Shares VCT         2007     382  1.239 - 1.665     622        2.58        1.85 - 2.55      (21.16) - (20.60)
   Subaccount (Class II)               2006     403  1.568 - 2.103     832        2.36        1.75 - 2.65         6.59 - 34.12
                                       2005     338  1.463 - 1.568     525        3.18        1.75 - 2.65        11.93 - 15.93
                                       2004     248  1.375 - 1.389     343        4.56        1.75 - 2.65         1.62 - 37.38
                                       2003       2          1.044       2        1.26               1.75                 4.40

Pioneer Small and Mid Cap Growth VCT   2007      --  1.269 - 1.373      --          --        1.85 - 2.55        17.28 - 17.96
   Subaccount (Class II) (c)           2006     700  1.082 - 1.168     804          --        1.75 - 2.55          5.15 - 5.99
                                       2005     598  1.029 - 1.102     652          --        1.75 - 2.55          2.06 - 6.65
                                       2004     298  1.066 - 1.072     318          --        1.75 - 2.55          0.00 - 9.19

Pioneer Small Cap Value VCT            2007     506  1.257 - 1.392     692        0.49        1.85 - 2.55       (9.50) - (8.90)
   Subaccount (Class II)               2006     498  1.389 - 1.532     751          --        1.75 - 2.55        11.11 - 12.15
                                       2005     490  1.249 - 1.366     662          --        1.75 - 2.55         3.51 - 16.84
                                       2004     168  1.239 - 1.251     208          --        1.75 - 2.65         1.89 - 17.80
                                       2003       1          1.062       1          --               1.75                 6.20

Pioneer Strategic Income VCT           2007   2,876  1.169 - 1.208   3,427        5.15        1.85 - 2.65          3.36 - 4.23
   Subaccount (Class II)               2006   2,964  1.131 - 1.163   3,403        5.15        1.75 - 2.65          1.97 - 4.40
                                       2005   2,557  1.093 - 1.114   2,825        5.59        1.75 - 2.65        (0.72) - 1.29
                                       2004   1,168  1.095 - 1.106   1,286        5.62        1.75 - 2.65          0.46 - 9.69
                                       2003       1          1.024       1        0.52               1.75                 2.40

Pioneer Value VCT Subaccount           2007      --  1.233 - 1.346      --        2.70        1.85 - 2.65       (0.76) - (0.07)
   (Class II) (c)                      2006     595  1.242 - 1.352     790        0.23        1.75 - 2.65        12.02 - 13.04
                                       2005     595  1.107 - 1.196     703        0.09        1.75 - 2.65          1.91 - 5.03
                                       2004     466  1.151 - 1.162     539        0.03        1.75 - 2.65          1.49 - 9.87
                                       2003       1          1.062       1        0.01               1.75                 6.20

Putnam VT Discovery Growth Subaccount  2007      62  0.973 - 1.450      73          --        1.30 - 1.85          8.29 - 8.89
   (Class IB)                          2006      63  0.895 - 1.339      69          --        1.30 - 1.85          9.04 - 9.62
                                       2005      72  0.817 - 1.228      73          --        1.30 - 1.85          5.23 - 5.94
                                       2004     154  0.773 - 1.167     163          --        1.30 - 1.85          5.61 - 6.18
                                       2003     150  0.728 - 1.105     151          --        1.30 - 1.85        29.54 - 30.36

Putnam VT International Equity         2007      --  1.526 - 2.152      --        2.79        1.30 - 2.25          8.02 - 8.33
   Subaccount (Class IB) (a)           2006   1,232  1.409 - 1.989   2,218        0.60        1.30 - 2.25         2.66 - 26.07
                                       2005   1,256  1.118 - 1.584   1,817        1.44        1.30 - 2.25         9.65 - 10.85
                                       2004   1,284  1.011 - 1.436   1,688        1.41        1.30 - 2.25        11.97 - 14.71
                                       2003     943  0.882 - 1.257   1,075        0.38        1.30 - 2.25         9.04 - 26.83

Putnam VT Small Cap Value Subaccount   2007      --  1.507 - 2.311      --        0.55        1.30 - 2.70          6.35 - 6.93
   (Class IB) (a)                      2006   3,396  1.417 - 2.164   7,056        0.32        1.30 - 2.70         3.20 - 15.74
                                       2005   3,486  1.243 - 1.877   6,329        0.16        1.30 - 2.60       (2.06) - 12.59
                                       2004   2,375  1.507 - 1.783   4,167        0.31        1.30 - 2.25        11.88 - 24.58
                                       2003   1,484  1.223 - 1.439   2,093        0.19        1.30 - 2.25         3.02 - 56.86

                                                      AS OF DECEMBER 31                FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  -------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS     LOWEST TO    ASSETS      INCOME         LOWEST TO        LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  ----------------
Van Kampen LIT Comstock Subaccount     2007     864  1.226 - 1.602   1,289        1.73        1.75 - 2.75       (5.03) - (4.07)
   (Class II)                          2006   1,270  1.291 - 1.673   1,996        1.34        1.75 - 2.75        12.95 - 14.11
                                       2005   1,549  1.143 - 1.470   2,093        0.77        1.75 - 2.75          1.54 - 5.84
                                       2004     955  1.133 - 1.433   1,248        0.61        1.75 - 2.45         8.28 - 15.26
                                       2003     561  0.983 - 1.246     575        0.64        1.85 - 2.25        14.31 - 28.33

Van Kampen LIT Enterprise Subaccount   2007       2          1.466       3        0.15               2.15                10.06
   (Class II)                          2006       2  1.010 - 1.332       2        0.18        1.85 - 2.15          4.47 - 4.88
                                       2005       2  0.963 - 1.275       2        0.66        1.85 - 2.15          5.63 - 5.94
                                       2004       4  0.909 - 1.207       4        0.08        1.85 - 2.15          1.34 - 1.79
                                       2003       2          0.893       2        0.28               1.85                23.51

Van Kampen LIT Strategic Growth        2007     913  0.884 - 1.560   1,095        0.05        1.30 - 2.60        13.89 - 15.41
   Subaccount (Class I)                2006   1,020  0.758 - 1.357   1,071          --        1.30 - 2.60          0.25 - 1.58
                                       2005   1,086  0.749 - 1.342   1,115        0.26        1.30 - 2.60          5.17 - 9.94
                                       2004   1,092  0.704 - 1.264   1,009          --        1.30 - 2.60          2.19 - 9.84
                                       2003     886  0.668 - 1.201     726          --        1.30 - 2.25         6.98 - 25.70

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range from minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                     This page is intentionally left blank.

6. SCHEDULES OF ACCUMULATION AND ANNUITY UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   AIM V.I. MID CAP   AIM V.I. CAPITAL        AIM V.I.
                                     CORE EQUITY        APPRECIATION        CORE EQUITY
                                      SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                     (SERIES II)        (SERIES II)          (SERIES I)
                                   ----------------  ------------------  -----------------
                                     2007     2006    2007 (a)   2006     2007(a)    2006
                                   -------  -------  --------  --------  --------  -------
Accumulation and annuity units
   beginning of year               275,834  266,764   931,421   854,914   109,098       --
Accumulation units issued and
   transferred from other funding
   options                          12,288   29,494    14,478   200,012        --  205,666
Accumulation units redeemed and
   transferred to other funding
   options                         (55,958) (20,424) (945,899) (123,505) (109,098) (96,568)
Annuity units                           --       --        --        --        --       --
                                   -------  -------  --------   -------  --------  -------
Accumulation and annuity units
   end of year                     232,164  275,834        --   931,421        --  109,098
                                   =======  =======  ========   =======  ========  =======

                                   CREDIT SUISSE                                DREYFUS VIF
                                   TRUST EMERGING  DREYFUS VIF APPRECIATION  DEVELOPING LEADERS
                                      MARKETS             SUBACCOUNT             SUBACCOUNT
                                     SUBACCOUNT        (INITIAL SHARES)       (INITIAL SHARES)
                                   --------------  ------------------------  ------------------
                                   2007 (a)  2006        2007    2006          2007      2006
                                   -------  -----      -------  -------       -------  -------
Accumulation and annuity units
   beginning of year                6,630   9,238      373,430  419,473       373,219  361,763
Accumulation units issued and
   transferred from other funding
   options                             --      --        5,535   32,867        21,576   32,223
Accumulation units redeemed and
   transferred to other funding
   options                         (6,630) (2,608)     (18,555) (78,910)      (20,115) (20,767)
Annuity units                          --      --           --       --            --       --
                                   ------  ------      -------  -------       -------  -------
Accumulation and annuity units
   end of year                         --   6,630      360,410  373,430       374,680  373,219
                                   ======  ======      =======  =======       =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                       AMERICAN FUNDS          AMERICAN FUNDS          AMERICAN FUNDS
                                       GLOBAL GROWTH               GROWTH               GROWTH-INCOME
                                         SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                         (CLASS 2)                (CLASS 2)               (CLASS 2)
                                   ----------------------  ----------------------  ----------------------
                                      2007        2006        2007        2006         2007       2006
                                   ----------  ----------  ----------  ----------  ----------  ----------
Accumulation and annuity units
   beginning of year               17,432,988  15,831,854  50,888,715  48,440,020  55,509,070  54,320,266
Accumulation units issued and
   transferred from other funding
   options                          2,173,371   3,276,995   2,880,682   8,001,283   2,555,891   5,869,333
Accumulation units redeemed and
   transferred to other funding
   options                         (1,971,746) (1,675,861) (5,978,044) (5,552,588) (6,200,279) (4,680,529)
Annuity units                          (8,843)         --     (12,413)         --      (3,136)         --
                                   ----------  ----------  ----------  ----------  ----------  ----------
Accumulation and annuity units
   end of year                     17,625,770  17,432,988  47,778,940  50,888,715  51,861,546  55,509,070
                                   ==========  ==========  ==========  ==========  ==========  ==========

                                       FIDELITY VIP           FIDELITY VIP       FIDELITY VIP DYNAMIC CAPITAL
                                        CONTRAFUND             CONTRAFUND                APPRECIATION
                                        SUBACCOUNT             SUBACCOUNT                 SUBACCOUNT
                                     (SERVICE CLASS 2)       (SERVICE CLASS)          (SERVICE CLASS 2)
                                   --------------------  ----------------------  ----------------------------
                                      2007      2006        2007        2006             2007     2006
                                   ---------  ---------  ----------  ----------         ------  -------
Accumulation and annuity units
   beginning of year               2,079,889  2,099,934  19,927,737  17,029,130         56,714   76,231
Accumulation units issued and
   transferred from other funding
   options                           123,050    362,430   1,332,013   5,099,315            410   31,084
Accumulation units redeemed and
   transferred to other funding
   options                          (390,657)  (382,475) (2,648,970) (2,200,708)        (6,715) (50,601)
Annuity units                             --         --     (13,019)         --             --       --
                                   ---------  ---------  ----------  ----------         ------   ------
Accumulation and annuity units
   end of year                     1,812,282  2,079,889  18,597,761  19,927,737         50,409   56,714
                                   =========  =========  ==========  ==========         ======   ======


                                         FIDELITY VIP      FTVIPT FRANKLIN INCOME  FTVIPT FRANKLIN RISING
                                          MID CAP                SECURITIES         DIVIDENDS SECURITIES
                                         SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                      (SERVICE CLASS 2)          (CLASS 2)               (CLASS 2)
                                   ----------------------  ----------------------  ----------------------
                                      2007        2006        2007        2006        2007        2006
                                   ----------  ----------  ----------  ----------   ---------  ---------
Accumulation and annuity units
   beginning of year               14,500,931  13,665,604   9,192,469  3,510,985    2,922,028  2,783,974
Accumulation units issued and
   transferred from other funding
   options                            884,084   2,781,096   3,754,606  6,531,609      222,475    343,184
Accumulation units redeemed and
   transferred to other funding
   options                         (2,480,185) (1,945,769) (1,467,805)  (850,125)    (270,609)  (205,130)
Annuity units                          (1,806)         --     (26,187)        --           --         --
                                   ----------  ----------  ----------  ---------    ---------  ---------
Accumulation and annuity units
   end of year                     12,903,024  14,500,931  11,453,083  9,192,469    2,873,894  2,922,028
                                   ==========  ==========  ==========  =========    =========  =========

                                       JANUS ASPEN          JANUS ASPEN         JANUS ASPEN
                                   GLOBAL LIFE SCIENCES  GLOBAL TECHNOLOGY     MID CAP GROWTH
                                        SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                     (SERVICE SHARES)     (SERVICE SHARES)    (SERVICE SHARES)
                                   --------------------  -----------------  --------------------
                                        2007   2006         2007     2006      2007       2006
                                       -----  ------      -------  -------  ---------  ---------
Accumulation and annuity units
   beginning of year                   8,818  12,486      103,191  112,462  1,073,688  1,290,379
Accumulation units issued and
   transferred from other
   funding options                        --      --       10,545  (46,118)   309,196     59,713
Accumulation units redeemed and
   transferred to other funding
   options                                --  (3,668)     (31,364)  36,847   (241,943)  (276,404)
Annuity units                             --      --           --       --         --         --
                                       -----   -----       ------  -------  ---------  ---------
Accumulation and annuity units
   end of year                         8,818   8,818       82,372  103,191  1,140,941  1,073,688
                                       =====   =====       ======  =======  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                           FTVIPT                 FTVIPT                    FTVIPT
                                   FRANKLIN SMALL-MID CAP   TEMPLETON DEVELOPING      TEMPLETON FOREIGN
                                     GROWTH SECURITIES       MARKETS SECURITIES           SECURITIES
                                         SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                         (CLASS 2)               (CLASS 2)                (CLASS 2)
                                   ----------------------  ----------------------  -----------------------
                                      2007        2006        2007        2006        2007        2006
                                    ---------  ---------   ----------  ----------  ----------  -----------
Accumulation and annuity units
   beginning of year                4,775,215  5,070,788    6,168,479   4,805,315  15,072,528  13,271,265
Accumulation units issued and
   transferred from other funding
   options                            357,596    415,626    1,180,473   2,799,254   1,674,847   3,574,639
Accumulation units redeemed and
   transferred to other funding
   options                           (591,402)  (711,199)  (1,403,316) (1,436,090) (1,722,605) (1,773,376)
Annuity units                              --         --      (55,316)         --      (9,492)         --
                                    ---------  ---------    ---------   ---------  ----------  ----------
Accumulation and annuity units
   end of year                      4,541,409  4,775,215    5,890,320   6,168,479  15,015,278  15,072,528
                                    =========  =========    =========   =========  ==========  ==========

                                     JANUS ASPEN       LMPIS PREMIER            LMPVET
                                   WORLDWIDE GROWTH    SELECTIONS ALL     AGGRESSIVE GROWTH
                                      SUBACCOUNT         CAP GROWTH           SUBACCOUNT
                                   (SERVICE SHARES)      SUBACCOUNT           (CLASS I)
                                   ----------------  -----------------  ---------------------
                                     2007     2006     2007      2006      2007        2006
                                    -------  ------  --------  -------  ----------  ---------
Accumulation and annuity units
   beginning of year                 76,139  77,927   327,693  277,288  35,468,064  36,678,146
Accumulation units issued and
   transferred from other
   funding options                    1,838      13       656   65,978   1,736,160   2,930,226
Accumulation units redeemed and
   transferred to other funding
   options                          (29,926) (1,801) (328,349) (15,573) (5,273,052) (4,140,308)
Annuity units                            --      --        --       --     (16,014)         --
                                     ------  ------  --------  -------  ----------  ----------
Accumulation and annuity units
   end of year                       48,051  76,139        --  327,693  31,915,158  35,468,064
                                     ======  ======  ========  =======  ==========  ==========

                                        LMPVET
                                      AGGRESSIVE            LMPVET               LMPVET
                                        GROWTH           APPRECIATION         APPRECIATION
                                      SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                      (CLASS II)           (CLASS I)           (CLASS II)
                                   ---------------  ----------------------  ---------------
                                    2007 (b)  2006     2007        2006      2007 (b)  2006
                                   ---------  ----  ----------  ----------  ---------  ----
Accumulation and annuity units
   beginning of year                      --   --   16,442,083  18,135,074        --    --
Accumulation units issued and
   transferred from other funding
   options                         1,495,289   --      405,902     698,618  6,524,514   --
Accumulation units redeemed and
   transferred to other funding
   options                          (117,044)  --   (2,236,974) (2,391,609)  (158,407)  --
Annuity units                             --   --           --          --        --    --
                                   ---------  ---   ----------  ----------  ---------  ---
Accumulation and annuity units
   end of year                     1,378,245   --   14,611,011  16,442,083  6,366,107   --
                                   =========  ===   ==========  ==========  =========  ===

                                           LMPVET                                         LMPVET
                                     FUNDAMENTAL VALUE            LMPVET           INTERNATIONAL ALL CAP
                                         SUBACCOUNT            GLOBAL EQUITY           OPPORTUNITY
                                          (CLASS I)             SUBACCOUNT              SUBACCOUNT
                                   ----------------------  ----------------------  ----------------------
                                      2007        2006        2007        2006          2007     2006
                                   ----------  ----------  ----------  ----------     -------  -------
Accumulation and annuity units
   beginning of year               25,226,319  26,597,251  18,123,545  17,228,176     223,606  266,656
Accumulation units issued and
   transferred from other funding
   options                          8,351,652   1,455,745     441,374   2,623,678         851      368
Accumulation units redeemed and
   transferred to other funding
   options                         (4,366,823) (2,826,677) (1,987,710) (1,728,309)    (42,633) (43,418)
Annuity units                              --          --          --          --          --       --
                                   ----------  ----------  ----------  ----------     -------  -------
Accumulation and annuity units
   end of year                     29,211,148  25,226,319  16,577,209  18,123,545     181,824  223,606
                                   ==========  ==========  ==========  ==========     =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                  LMPVET                 LMPVET
                                           LMPVET                DIVIDEND             EQUITY INDEX
                                           CAPITAL               STRATEGY              SUBACCOUNT
                                         SUBACCOUNT             SUBACCOUNT             (CLASS II)
                                   ----------------------  --------------------  ----------------------
                                      2007        2006        2007       2006       2007        2006
                                   ----------  ----------  ---------  ---------  ----------  ----------
Accumulation and annuity units
   beginning of year               51,457,501  54,884,403  2,091,560  2,306,545   8,726,051  10,052,206
Accumulation units issued and
   transferred from other funding
   options                            784,646   3,960,865    273,609    177,136     306,736     425,683
Accumulation units redeemed and
   transferred to other funding
   options                         (6,199,488) (7,387,767)  (272,867)  (392,121) (1,254,062) (1,751,838)
Annuity units                            (132)         --         --         --          --          --
                                   ----------  ----------  ---------  ---------  ----------  ----------
Accumulation and annuity units
   end of year                     46,042,527  51,457,501  2,092,302  2,091,560   7,778,725   8,726,051
                                   ==========  ==========  =========  =========  ==========  ==========

                                                                 LMPVET                  LMPVET
                                      LMPVET INVESTORS       LARGE CAP GROWTH          MID CAP CORE
                                        SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                        (CLASS I)               (CLASS I)               (CLASS I)
                                   --------------------  ----------------------  ---------------------
                                      2007       2006       2007        2006        2007       2006
                                   ---------  ---------  ----------  ----------  ----------  ---------
Accumulation and annuity units
   beginning of year               4,378,885  5,024,389  10,036,631  10,831,288   6,789,020  7,503,097
Accumulation units issued and
   transferred from other funding
   options                           816,220    190,135     491,668     552,009     311,140    114,410
Accumulation units redeemed and
   transferred to other funding
   options                          (630,198)  (835,639) (1,890,763) (1,346,666) (1,104,446)  (828,487)
Annuity units                             --         --          --          --          --         --
                                   ---------  ---------  ----------  ----------  ----------  ---------
Accumulation and annuity units
   end of year                     4,564,907  4,378,885   8,637,536  10,036,631   5,995,714  6,789,020
                                   =========  =========   =========  ==========   =========  =========

                                           LMPVET                 LMPVET
                                    MULTIPLE DISCIPLINE      SMALL CAP GROWTH         LMPVET
                                    SUBACCOUNT-LARGE CAP        SUBACCOUNT       SOCIAL AWARENESS
                                      GROWTH AND VALUE           (CLASS I)          SUBACCOUNT
                                   ----------------------  --------------------  ----------------
                                     2007 (c)      2006       2007       2006      2007    2006
                                   ----------  ----------  ---------  ---------   ------  ------
Accumulation and annuity units
   beginning of year                7,787,932   8,713,424  2,250,997  2,421,879   66,328  44,664
Accumulation units issued and
   transferred from other funding
   options                             72,193     487,283  2,357,596    104,563   20,449  21,664
Accumulation units redeemed and
   transferred to other funding
   options                         (7,860,125) (1,412,775)  (416,314)  (275,445)  (3,602)     --
Annuity units                              --          --         --         --       --      --
                                   ----------  ----------  ---------  ---------   ------  ------
Accumulation and annuity units
   end of year                             --   7,787,932  4,192,279  2,250,997   83,175  66,328
                                   ==========   =========  =========  =========   ======  ======

                                           LMPVPV               LMPVPI              LMPVPII
                                      SMALL CAP GROWTH     LARGE CAP GROWTH    AGGRESSIVE GROWTH
                                        OPPORTUNITIES         SUBACCOUNT          SUBACCOUNT
                                         SUBACCOUNT            (CLASS I)           (CLASS I)
                                   ---------------------  ------------------  ------------------
                                    2007 (a)     2006     2007 (a)    2006    2007 (a)    2006
                                   ----------  ---------  --------  --------  --------  --------
Accumulation and annuity units
   beginning of year                2,461,817  2,498,216   272,063   362,424   527,137   677,078
Accumulation units issued and
   transferred from other funding
   options                             18,116    357,919    (5,973)   29,893    (7,141)    8,600
Accumulation units redeemed and
   transferred to other funding
   options                         (2,479,933)  (394,318) (266,090) (120,254) (519,996) (158,541)
Annuity units                              --         --        --        --        --        --
                                   ----------  ---------  --------  --------  --------  --------
Accumulation and annuity units
   end of year                             --  2,461,817        --   272,063        --   527,137
                                   ==========  =========  ========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                           LMPVPI                LMPVPI           LMPVPII
                                           ALL CAP               ALL CAP      GROWTH AND INCOME
                                          SUBACCOUNT            SUBACCOUNT       SUBACCOUNT
                                           (CLASS I)            (CLASS II)        (CLASS I)
                                   ----------------------  -----------------  -----------------
                                    2007 (a)      2006     2007 (a)    2006   2007 (a)    2006
                                   ----------  ----------  --------  -------  --------  -------
Accumulation and annuity units
   beginning of year                8,124,142   9,059,077   158,028   82,135    99,975  168,983
Accumulation units issued and
   transferred from other funding
   options                             38,748     206,880    13,163   76,033   (11,943)  13,080
Accumulation units redeemed and
   transferred to other funding
   options                         (8,162,890) (1,141,815) (171,191)    (140)  (88,032) (82,088)
Annuity units                              --          --        --       --        --       --
                                   ----------  ----------  --------  -------  --------  -------
Accumulation and annuity units
   end of year                             --   8,124,142        --  158,028        --   99,975
                                   ==========   =========  ========  =======  ========   ======

                                           LMPVPII                 LMPVET                 LMPVIT
                                      AGGRESSIVE GROWTH      CAPITAL AND INCOME       ADJUSTABLE RATE
                                         SUBACCOUNT              SUBACCOUNT               INCOME
                                         (CLASS II)              (CLASS II)             SUBACCOUNT
                                    ---------------------  ----------------------  --------------------
                                     2007 (a)      2006       2007        2006       2007       2006
                                    ----------  ---------  ----------  ----------  ---------  ---------
Accumulation and annuity units
   beginning of year                 1,490,415  1,506,402  54,540,484  57,527,500  5,642,748  5,777,021
Accumulation units issued and
   transferred from other funding
   options                              16,809    194,243   1,503,131   4,332,312    212,337    789,002
Accumulation units redeemed and
   transferred to other funding
   options                          (1,507,224)  (210,230) (9,318,354) (7,319,328)  (670,919)  (923,275)
Annuity units                               --         --        (949)         --    (19,598)        --
                                    ----------  ---------  ----------  ----------  ---------  ---------
Accumulation and annuity units
   end of year                              --  1,490,415  46,724,312  54,540,484  5,164,568  5,642,748
                                    ==========  =========  ==========  ==========  =========  =========

                                   LMPVIT DIVERSIFIED STRATEGIC           LMPVIT                 LMPVIT
                                              INCOME                    HIGH INCOME           MONEY MARKET
                                            SUBACCOUNT                  SUBACCOUNT             SUBACCOUNT
                                   ----------------------------  ----------------------  -----------------------
                                        2007          2006          2007        2006         2007        2006
                                   -------------  -------------  ----------  ----------  -----------  ----------
Accumulation and annuity units
   beginning of year                 10,305,528     12,143,334   15,372,430  16,398,754   10,980,588  11,071,114
Accumulation units issued and
   transferred from other funding
   options                              304,082        403,442      621,877   1,420,527   13,410,747   9,663,314
Accumulation units redeemed and
   transferred to other funding
   options                           (1,779,270)    (2,241,248)  (2,066,795) (2,446,851) (10,911,322) (9,753,840)
Annuity units                                --             --           --          --           --          --
                                     ----------     ----------   ----------  ----------  -----------  ----------
Accumulation and annuity units
   end of year                        8,830,340     10,305,528   13,927,512  15,372,430   13,480,013  10,980,588
                                     ==========     ==========   ==========  ==========  ===========  ==========

                                         LORD ABBETT       MIST BATTERYMARCH
                                        MID-CAP VALUE        MID-CAP STOCK    MIST BLACKROCK HIGH YIELD
                                         SUBACCOUNT           SUBACCOUNT              SUBACCOUNT
                                         (CLASS VC)            (CLASS A)              (CLASS A)
                                   ----------------------  -----------------  -------------------------
                                     2007 (a)     2006       2007      2006        2007        2006
                                   ----------  ----------  --------  -------    ---------   ----------
Accumulation and annuity units
   beginning of year                7,442,974   7,621,872   460,366       --      817,441         --
Accumulation units issued and
   transferred from other funding
   options                            110,319   1,047,585    10,267  495,346      253,076    863,898
Accumulation units redeemed and
   transferred to other funding
   options                         (7,538,884) (1,226,483) (140,308) (34,980)    (137,562)   (46,457)
Annuity units                         (14,409)         --        --       --           --         --
                                   ----------  ----------  --------  -------     --------    -------
Accumulation and annuity units
   end of year                             --   7,442,974   330,325  460,366      932,955    817,441
                                   ==========  ==========  ========  =======     ========    =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                        LMPVPI             LMPVPIII             LORD ABBETT
                                     TOTAL RETURN         LARGE CAP          GROWTH AND INCOME
                                      SUBACCOUNT            VALUE               SUBACCOUNT
                                      (CLASS II)          SUBACCOUNT            (CLASS VC)
                                   -----------------  ------------------  ----------------------
                                   2007 (a)    2006   2007 (a)     2006    2007 (a)      2006
                                   --------  -------  --------  --------  ----------  ----------
Accumulation and annuity units
   beginning of year                501,251  415,510   743,618   936,673   5,056,795  4,872,475
Accumulation units issued and
   transferred from other funding
   options                           28,107   95,850       146     1,975      99,767    666,988
Accumulation units redeemed and
   transferred to other funding
   options                         (529,358) (10,109) (743,764) (195,030) (5,156,562)  (482,668)
Annuity units                            --       --        --        --          --         --
                                   --------  -------  --------  --------  ----------  ---------
Accumulation and annuity units
   end of year                           --  501,251        --   743,618          --  5,056,795
                                   ========  =======  ========  ========  ==========  =========

                                     MIST BLACKROCK          MIST BLACKROCK        MIST DREMAN
                                     LARGE-CAP CORE          LARGE-CAP CORE      SMALL-CAP VALUE
                                       SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                        (CLASS E)              (CLASS A)            (CLASS A)
                                   --------------------  ---------------------  -----------------
                                    2007 (b)     2006     2007 (a)      2006      2007     2006
                                   ---------  ---------  ----------  ---------  -------  --------
Accumulation and annuity units
   beginning of year                      --      --      1,482,033        --   375,327        --
Accumulation units issued and
   transferred from other funding
   options                         1,561,963      --         83,033  1,735,675  520,678   569,526
Accumulation units redeemed and
   transferred to other funding
   options                          (105,045)     --     (1,565,066)  (253,642) (98,477) (194,199)
Annuity units                           (154)     --             --         --   (4,172)       --
                                   ---------     ---     ----------  ---------  -------  --------
Accumulation and annuity units
   end of year                     1,456,764      --             --  1,482,033  793,356   375,327
                                   =========     ===     ==========  =========  =======  ========

                                    MIST HARRIS OAKMARK         MIST         MIST LAZARD
                                       INTERNATIONAL         JANUS FORTY       MID-CAP
                                         SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                         (CLASS A)            (CLASS A)       (CLASS B)
                                   --------------------  -----------------  --------------
                                      2007       2006      2007      2006   2007 (b)  2006
                                   ---------  ---------  --------  -------  --------  ----
Accumulation and annuity units
   beginning of year               4,080,498         --   598,382       --        --   --
Accumulation units issued and
   transferred from other funding
   options                           985,357  4,647,242   399,283  696,757   118,877   --
Accumulation units redeemed and
   transferred to other funding
   options                          (865,674)  (566,744) (186,201) (98,375)  (20,848)  --
Annuity units                         (1,407)        --      (429)      --    (1,341)  --
                                   ---------  ---------   -------  -------    ------  ---
Accumulation and annuity units
   end of year                     4,198,774  4,080,498   811,035  598,382    96,688   --
                                   =========  =========   =======  =======    ======  ===

                                     MIST LORD ABBETT   MIST MET/AIM CAPITAL  MIST MET/AIM CAPITAL
                                       MID-CAP VALUE        APPRECIATION          APPRECIATION
                                        SUBACCOUNT           SUBACCOUNT            SUBACCOUNT
                                         (CLASS B)            (CLASS A)             (CLASS E)
                                   -------------------  --------------------  --------------------
                                      2007       2006      2007       2006     2007 (b)    2006
                                   ----------  -------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year                  391,836       --  1,705,167         --         --      --
Accumulation units issued and
   transferred from other funding
   options                         12,518,869  453,554    (19,404) 1,794,987  1,012,278      --
Accumulation units redeemed
   transferred to other funding
   options                         (1,506,291) (61,718)  (177,128)   (89,820)  (134,088)     --
Annuity units                          (5,553)      --         --         --         --      --
                                   ----------  -------  ---------  ---------    -------     ---
Accumulation and annuity units
   end of year                     11,398,861  391,836  1,508,635  1,705,167    878,190      --
                                   ==========  =======  =========  =========    =======     ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                   MIST LEGG MASON PARTNERS    MIST LORD ABBETT       MIST LORD ABBETT
                                        MANAGED ASSETS          BOND DEBENTURE       GROWTH AND INCOME
                                          SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                          (CLASS A)               (CLASS A)              (CLASS B)
                                   ------------------------  --------------------  ----------------------
                                       2007        2006         2007       2006       2007        2006
                                     ---------  ---------    ---------  ---------  ----------  ----------
Accumulation and annuity units
   beginning of year                  218,841         --     1,726,572         --  21,693,308          --
Accumulation units issued and
   transferred from other funding
   options                              2,142    227,306       115,353  2,323,579   8,083,899  23,663,069
Accumulation units redeemed and
   transferred to other funding
   options                            (11,463)    (8,465)     (500,920)  (597,007) (3,204,590) (1,969,761)
Annuity units                              --         --            --         --        (441)         --
                                      -------    -------     ---------  ---------  ----------  ----------
Accumulation and annuity units
   end of year                        209,520    218,841     1,341,005  1,726,572  26,572,176  21,693,308
                                      =======    =======     =========  =========  ==========  ==========

                                     MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                   SMALL CAP GROWTH   MARKETS EQUITY      INTERNATIONAL
                                      SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                       (CLASS A)         (CLASS A)          (CLASS B)
                                   ----------------  -----------------  -----------------
                                     2007     2006   2007 (b)    2006   2007 (b)    2006
                                   --------  ------  --------  -------  ---------  ------
Accumulation and annuity units
   beginning of year                 67,552      --       --      --           --    --
Accumulation units issued and
   transferred from other funding
   options                          241,450  73,915    6,630      --    1,497,407    --
Accumulation units redeemed
   transferred to other funding
   options                         (159,063) (6,363)  (5,236)     --     (375,375)   --
Annuity units                            --      --       --      --          162    --
                                   --------  ------   ------     ---    ---------   ---
Accumulation and annuity units
   end of year                      149,939  67,552    1,394      --    1,122,194    --
                                   ========  ======   ======     ===    =========   ===

                                                          MIST NEUBERGER BERMAN   MIST OPPENHEIMER CAPITAL
                                        MIST MFS VALUE         REAL ESTATE              APPRECIATION
                                          SUBACCOUNT           SUBACCOUNT                SUBACCOUNT
                                          (CLASS A)             (CLASS A)                 (CLASS B)
                                   ---------------------  ---------------------  -------------------------
                                      2007       2006        2007       2006          2007        2006
                                   ----------  ---------  ----------  ---------    ----------  ---------
Accumulation and annuity units
   beginning of year                3,838,445         --   3,867,524         --     1,605,227         --
Accumulation units issued and
   transferred from other funding
   options                          1,001,581  4,239,388   1,002,432  4,286,733       122,764  1,674,777
Accumulation units redeemed and
   transferred to other funding
   options                         (1,193,510)  (400,943) (1,518,351)  (419,209)     (189,857)   (69,550)
Annuity units                          (4,222)        --        (232)        --            --         --
                                   ----------  ---------  ----------  ---------     ---------  ---------
Accumulation and annuity units
   end of year                      3,642,294  3,838,445   3,351,373  3,867,524     1,538,134  1,605,227
                                   ==========  =========  ==========  =========     =========  =========

                                             MIST              MIST THIRD AVENUE         MSF BLACKROCK
                                   PIONEER STRATEGIC INCOME     SMALL CAP VALUE        AGGRESSIVE GROWTH
                                          SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                           (CLASS A)               (CLASS B)               (CLASS D)
                                   ------------------------  ----------------------  --------------------
                                       2007        2006         2007        2006        2007       2006
                                    ----------  ----------   ----------  ----------  ---------  ---------
Accumulation and annuity units
   beginning of year                10,178,506          --   11,422,072          --  2,260,114         --
Accumulation units issued and
   transferred from other funding
   options                           1,486,582  11,200,486    7,514,220  12,189,151    318,094  2,551,897
Accumulation units redeemed and
   transferred to other funding
   options                          (1,165,825) (1,021,980)  (2,634,141)   (767,079)  (341,302)  (291,783)
Annuity units                               --          --       (9,661)         --         --         --
                                    ----------  ----------   ----------  ----------  ---------  ---------
Accumulation and annuity units
   end of year                      10,499,263  10,178,506   16,292,490  11,422,072  2,236,906  2,260,114
                                    ==========  ==========   ==========  ==========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                   MIST PIMCO INFLATION          MIST            MIST PIONEER
                                       PROTECTED BOND         PIONEER FUND       MID-CAP VALUE
                                         SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                         (CLASS A)             (CLASS A)           (CLASS A)
                                   --------------------  --------------------  ----------------
                                       2007 (b)  2006       2007       2006    2007 (a)   2006
                                    -----------  ----    ---------  ---------  --------  ------
Accumulation and annuity units
   beginning of year                         --   --     1,661,966         --   55,151       --
Accumulation units issued and
   transferred from other funding
   options                           18,599,697   --        46,854  1,860,496   41,509   62,770
Accumulation units redeemed and
   transferred to other funding
   options                           (1,522,939)  --      (311,960)  (198,530) (96,660)  (7,619)
Annuity units                            71,122   --       (12,442)        --       --       --
                                     ----------  ---     ---------  ---------  -------   ------
Accumulation and annuity units
   end of year                       17,147,880   --     1,384,418  1,661,966       --   55,151
                                     ==========  ===     =========  =========  =======   ======

                                       MSF BLACKROCK           MSF BLACKROCK          MSF BLACKROCK
                                        BOND INCOME             BOND INCOME           MONEY MARKET
                                        SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                         (CLASS A)               (CLASS E)              (CLASS A)
                                   --------------------  ----------------------  ----------------------
                                      2007      2006        2007        2006        2007        2006
                                   ---------  ---------  ----------  ----------  ----------  ----------
Accumulation and annuity units
   beginning of year               1,142,936         --  14,465,236          --   2,171,231          --
Accumulation units issued and
   transferred from other funding
   options                            29,818  1,365,479     854,417  16,690,377   4,915,619   4,743,947
Accumulation units redeemed and
   transferred to other funding
   options                          (156,441)  (222,543) (2,234,047) (2,225,141) (3,450,822) (2,572,716)
Annuity units                             --         --          --          --          --          --
                                   ---------  --------- ----------- ----------- ----------- -----------
Accumulation and annuity units
   end of year                     1,016,313  1,142,936  13,085,606  14,465,236   3,636,028   2,171,231
                                   =========  =========  ==========  ==========   =========   =========

                                   MSF CAPITAL GUARDIAN
                                        U.S. EQUITY        MSF FI LARGE CAP      MSF FI VALUE LEADER
                                        SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                                         (CLASS A)             (CLASS A)               (CLASS D)
                                   --------------------  --------------------  ----------------------
                                     2007       2006       2007       2006        2007        2006
                                   --------  ---------   ---------  ---------  ----------  ----------
Accumulation and annuity units
   beginning of year                751,429         --   3,523,051         --  11,192,149          --
Accumulation units issued and
   transferred from other funding
   options                          153,634  1,026,272      71,423  3,904,784     233,933  12,569,257
Accumulation units redeemed and
   transferred to other funding
   options                         (200,529)  (274,843)   (429,537)  (381,733) (1,852,320) (1,377,108)
Annuity units                            --         --          --         --          --          --
                                   --------  ---------   ---------  ---------  ----------  ----------
Accumulation and annuity units
   end of year                      704,534    751,429   3,164,937  3,523,051   9,573,762  11,192,149
                                   ========  =========   =========  =========  ==========  ==========

                                   MSF METLIFE MODERATE    MSF METLIFE MODERATE        MSF MFS
                                        ALLOCATION       TO AGGRESSIVE ALLOCATION   TOTAL RETURN
                                        SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                         (CLASS B)               (CLASS B)            (CLASS B)
                                   --------------------  ------------------------  --------------
                                      2007       2006         2007      2006       2007 (b)  2006
                                   ---------  ---------    ---------  ---------    --------  ----
Accumulation and annuity units
   beginning of year               1,751,400         --    2,129,952         --         --    --
Accumulation units issued and
   transferred from other funding
   options                         1,823,714  2,030,514      744,112  2,845,675     47,275    --
Accumulation units redeemed and
   transferred to other funding
   options                          (271,482)  (279,114)    (125,979)  (715,723)        --    --
Annuity units                             --         --           --         --         --    --
                                   ---------  ---------    ---------  ---------     ------   ---
Accumulation and annuity units
   end of year                     3,303,632  1,751,400    2,748,085  2,129,952     47,275    --
                                   =========  =========    =========  =========     ======   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                                   MSF METLIFE AGGRESSIVE  MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE TO
                                         ALLOCATION               ALLOCATION             MODERATE ALLOCATION
                                         SUBACCOUNT               SUBACCOUNT                 SUBACCOUNT
                                          (CLASS B)               (CLASS B)                   (CLASS B)
                                   ----------------------  ------------------------  ---------------------------
                                        2007       2006        2007         2006            2007      2006
                                     ---------   --------   ----------   ---------      ----------  -------
Accumulation and annuity units
   beginning of year                   741,170        --      932,792           --         687,689       --
Accumulation units issued and
   transferred from other funding
   options                             667,647   741,323    1,980,200    1,483,400       1,629,882  717,626
Accumulation units redeemed and
   transferred to other funding
   options                            (347,192)     (153)    (550,596)    (550,608)       (224,341) (29,937)
Annuity units                               --        --           --           --              --       --
                                     ---------   -------    ---------    ---------       ---------  -------
Accumulation and annuity units
   end of year                       1,061,625   741,170    2,362,396      932,792       2,093,230  687,689
                                     =========   =======    =========    =========       =========  =======

                                           MSF MFS                                    MSF T. ROWE PRICE
                                        TOTAL RETURN           MSF OPPENHEIMER        LARGE CAP GROWTH
                                         SUBACCOUNT             GLOBAL EQUITY            SUBACCOUNT
                                          (CLASS F)              SUBACCOUNT               (CLASS B)
                                   ----------------------  ----------------------  --------------------
                                      2007        2006        2007        2006        2007       2006
                                   ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and annuity units
   beginning of year               35,337,770          --  15,035,815          --  2,141,307         --
Accumulation units issued and
   transferred from other funding
   options                          1,371,542  39,625,149     777,140  16,383,248     72,528  2,321,227
Accumulation units redeemed and
   transferred to other funding
   options                         (4,642,354) (4,287,379) (1,457,831) (1,347,433)  (291,130)  (179,920)
Annuity units                              --          --     (21,607)         --         --         --
                                   ----------  ----------  ----------  ----------  ---------  ---------
Accumulation and annuity units
   end of year                     32,066,958  35,337,770  14,333,517  15,035,815  1,922,705  2,141,307
                                   ==========  ==========  ==========  ==========  =========  =========

                                              MSF WESTERN ASSET   MSF WESTERN ASSET
                                                  MANAGEMENT          MANAGEMENT              PIMCO VIT
                                               HIGH YIELD BOND     U.S. GOVERNMENT          REAL RETURN
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS A)           (CLASS A)        (ADMINISTRATIVE CLASS)
                                             ------------------   -----------------  ------------------------
                                             2007 (a)    2006      2007      2006      2007 (a)       2006
                                             --------  -------   -------   -------   -----------   ----------
Accumulation and annuity units beginning
   of year                                    318,108       --   245,402        --    17,515,384   16,483,982
Accumulation units issued and transferred
   from other funding options                     786  348,778    12,701   253,229     1,226,977    3,433,057
Accumulation units redeemed and transferred
   to other funding options                  (318,894) (30,670)  (17,863)   (7,827)  (18,612,954)  (2,401,655)
Annuity units                                      --       --        --        --      (129,407)          --
                                             --------  -------   -------   -------   -----------   ----------
Accumulation and annuity units end of year         --  318,108   240,240   245,402            --   17,515,384
                                             ========  =======   =======   =======   ===========   ==========

                                               PIONEER CULLEN     PIONEER EMERGING        PIONEER EQUITY
                                                 VALUE VCT          MARKETS VCT             INCOME VCT
                                                 SUBACCOUNT         SUBACCOUNT              SUBACCOUNT
                                                 (CLASS II)         (CLASS II)              (CLASS II)
                                             ------------------  -------------------  ---------------------
                                               2007      2006      2007       2006       2007        2006
                                             -------   -------   -------   -------    ----------  ---------
Accumulation and annuity units beginning
   of year                                   602,904   222,024   341,425    344,363   1,537,194   1,442,315
Accumulation units issued and transferred
   from other funding options                 70,776   413,224    38,060    102,448     207,380     222,665
Accumulation units redeemed and transferred
   to other funding options                  (28,449)  (32,344)  (96,578)  (105,386)   (167,493)   (127,786)
Annuity units                                     --        --        --         --          --          --
                                             -------   -------   -------   --------   ---------   ---------
Accumulation and annuity units end of year   645,231   602,904   282,907    341,425   1,577,081   1,537,194
                                             =======   =======   =======   ========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                    PIMCO VIT               PIONEER AMERICA
                                                   TOTAL RETURN                INCOME VCT        PIONEER BOND VCT
                                                    SUBACCOUNT                 SUBACCOUNT           SUBACCOUNT
                                              (ADMINISTRATIVE CLASS)           (CLASS II)           (CLASS II)
                                             ------------------------   ----------------------   ----------------
                                                 2007         2006        2007 (c)      2006      2007 (d)   2006
                                             ----------   -----------   ----------   ---------   ---------   ----
Accumulation and annuity units beginning
   of year                                   53,956,635    56,470,055    1,592,693   1,261,150          --    --
Accumulation units issued and transferred
   from other funding options                 6,668,481     7,715,385      208,560     537,393   1,527,215    --
Accumulation units redeemed and transferred
   to other funding options                  (7,724,650)  (10,228,805)  (1,801,253)   (205,850)   (100,865)   --
Annuity units                                   (53,599)           --           --          --          --    --
                                             ----------   -----------   ----------   ---------   ---------   ---
Accumulation and annuity units end of year   52,846,867    53,956,635           --   1,592,693   1,426,350    --
                                             ==========   ===========   ==========   =========   =========   ===

                                               PIONEER EQUITY          PIONEER            PIONEER GLOBAL HIGH
                                              OPPORTUNITY VCT         FUND VCT                 YIELD VCT
                                                 SUBACCOUNT          SUBACCOUNT               SUBACCOUNT
                                                 (CLASS II)          (CLASS II)               (CLASS II)
                                             -----------------  ----------------------  ----------------------
                                             2007 (c)   2006      2007        2006        2007        2006
                                             --------  ------   ---------   --------    ---------   ---------
Accumulation and annuity units beginning
   of year                                    52,867   30,591   1,084,191   1,268,845   2,161,977     837,069
Accumulation units issued and transferred
   from other funding options                     --   31,290     530,707     189,827     577,514   1,428,705
Accumulation units redeemed and transferred
   to other funding options                  (52,867)  (9,014)   (156,978)   (374,481)   (300,182)   (103,797)
Annuity units                                     --       --          --          --          --          --
                                             -------   ------   ---------   ---------   ---------   ---------
Accumulation and annuity units end of year        --   52,867   1,457,920   1,084,191   2,439,309   2,161,977
                                             =======   ======   =========   =========   =========   =========

                                                                      PIONEER IBBOTSON
                                                     PIONEER             AGGRESSIVE        PIONEER IBBOTSON GROWTH
                                                 HIGH YIELD VCT        ALLOCATION VCT          ALLOCATION VCT
                                                   SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                                                   (CLASS II)            (CLASS II)              (CLASS II)
                                             ----------------------  -------------------  ------------------------
                                                2007        2006       2007       2006        2007         2006
                                             ---------   ---------   -------    -------   ----------   ----------
Accumulation and annuity units beginning
   of year                                   2,249,561   2,181,847   646,307    215,994   10,134,167      177,048
Accumulation units issued and transferred
   from other funding options                  219,055     483,268    18,190    531,754    6,455,690   10,185,557
Accumulation units redeemed and transferred
   to other funding options                   (286,043)   (415,554)  (13,165)  (101,441)  (1,533,355)    (228,438)
Annuity units                                       --          --        --         --           --           --
                                             ---------   ---------   -------   --------   ----------   ----------
Accumulation and annuity units end of year   2,182,573   2,249,561   651,332    646,307   15,056,502   10,134,167
                                             =========   =========   =======   ========   ==========   ==========


                                      PIONEER MID CAP      PIONEER OAK RIDGE   PIONEER REAL ESTATE
                                         VALUE VCT       LARGE CAP GROWTH VCT      SHARES VCT
                                        SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                        (CLASS II)            (CLASS II)           (CLASS II)
                                   --------------------  --------------------  -------------------
                                      2007       2006        2007     2006         2007    2006
                                   ---------  ---------    -------  --------     -------  -------
Accumulation and annuity units
   beginning of year               1,365,438  1,203,660    969,332   535,560     403,356  337,998
Accumulation units issued and
   transferred from other funding
   options                           113,982    238,032     35,938   560,211      49,804  125,541
Accumulation units redeemed and
   transferred to other funding
   options                          (128,807)   (76,254)   (94,421) (126,439)    (71,645) (60,183)
Annuity units                             --         --         --        --          --       --
                                   ---------  ---------    -------  --------     -------  -------
Accumulation and annuity units
   end of year                     1,350,613  1,365,438    910,849   969,332     381,515  403,356
                                   =========  =========    =======  ========     =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                PIONEER IBBOTSON                              PIONEER
                                                    MODERATE               PIONEER         INTERNATIONAL
                                                 ALLOCATION VCT       INDEPENDENCE VCT       VALUE VCT
                                                   SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                   (CLASS II)            (CLASS II)          (CLASS II)
                                             ----------------------  ------------------  ------------------
                                                2007        2006       2007      2006      2007      2006
                                             ---------   ---------   -------   -------   -------   -------
Accumulation and annuity units beginning
   of year                                   4,523,750     869,704   119,337   100,625   440,199   282,975
Accumulation units issued and transferred
   from other funding  options               3,954,754   4,458,721    20,589    22,068   100,886   196,528
Accumulation units redeemed and transferred
   to other funding  options                  (780,594)   (804,675)  (21,753)   (3,356)  (72,916)  (39,304)
Annuity units                                       --          --        --        --        --        --
                                             ---------   ---------   -------   -------   -------   -------
Accumulation and annuity units end of year   7,697,910   4,523,750   118,173   119,337   468,169   440,199
                                             =========   =========   =======   =======   =======   =======


                                   PIONEER SMALL AND MID CAP  PIONEER SMALL CAP    PIONEER STRATEGIC
                                          GROWTH VCT              VALUE VCT           INCOME VCT
                                          SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                          (CLASS II)             (CLASS II)           (CLASS II)
                                   -------------------------  -----------------  --------------------
                                       2007 (c)    2006         2007     2006       2007       2006
                                       --------  -------      -------  --------  ---------  ---------
Accumulation and annuity units
   beginning of year                    699,662  597,916      497,833   489,543  2,964,189  2,557,334
Accumulation units issued and
   transferred from other funding
   options                               45,402  147,171       75,607   194,914    363,431    873,618
Accumulation units redeemed and
   transferred to other funding
   options                             (745,064) (45,425)     (67,885) (186,624)  (451,426)  (466,763)
Annuity units                                --       --           --        --         --         --
                                       --------  -------      -------  --------  ---------  ---------
Accumulation and annuity units
   end of year                               --  699,662      505,555   497,833  2,876,194  2,964,189
                                       ========  =======      =======  ========  =========  =========

                                                          PUTNAM VT            PUTNAM VT
                                    PIONEER VALUE VCT  DISCOVERY GROWTH   INTERNATIONAL EQUITY
                                       SUBACCOUNT         SUBACCOUNT           SUBACCOUNT
                                       (CLASS II)         (CLASS IB)           (CLASS IB)
                                   ------------------  ----------------  ---------------------
                                   2007 (c)    2006      2007    2006     2007 (a)      2006
                                   --------  --------   ------ --------  ----------  ---------
Accumulation and annuity units
   beginning of year                595,417   594,698   63,492  72,347    1,232,471  1,255,856
Accumulation units issued and
   transferred from other funding
   options                           24,818   114,789       28      --       26,009    155,118
Accumulation units redeemed and
   transferred to other funding
   options                         (620,235) (114,070)  (1,709) (8,855)  (1,258,480)  (178,503)
Annuity units                            --        --       --      --           --         --
                                   --------  --------   ------  ------   ----------  ---------
Accumulation and annuity units
   end of year                           --   595,417   61,811  63,492           --  1,232,471
                                   ========  ========   ======  ======   ==========  =========

                                      VAN KAMPEN LIT
                                     STRATEGIC GROWTH
                                        SUBACCOUNT
                                        (CLASS I)
                                   --------------------
                                      2007       2006
                                   ---------  ---------
Accumulation and annuity units
   beginning of year               1,019,533  1,085,651
Accumulation units issued and
   transferred from other
   funding options                    26,905     67,636
Accumulation units redeemed and
   transferred to other funding
   options                          (133,476)  (133,754)
Annuity units                             --         --
                                   ---------  ---------
Accumulation and annuity units
   end of year                       912,962  1,019,533
                                   =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                          PUTNAM VT
                                       SMALL CAP VALUE    VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                          (CLASS IB)             (CLASS II)               (CLASS II)
                                   ---------------------  -----------------------  -------------------------
                                    2007 (a)      2006       2007         2006        2007          2006
                                   ----------  ---------  ----------  -----------  -----------  ------------
Accumulation and annuity units
   beginning of year                3,396,462  3,486,168   1,269,717   1,548,605      1,722         1,722
Accumulation units issued and
   transferred from other funding
   options                             70,685    337,959      43,716      91,444         --            --
Accumulation units redeemed and
   transferred to other funding
   options                         (3,467,147)  (427,665)   (449,872)   (370,332)        --            --
Annuity units                              --         --          --          --         --            --
                                   ----------  ---------   ---------   ---------      -----         -----
Accumulation and annuity units
   end of year                             --  3,396,462     863,561   1,269,717      1,722         1,722
                                   ==========  =========   =========   =========      =====         =====

7.   SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                   MAY 1, 2006

                                       FOR

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT*

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated May 1, 2006. A copy of the Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (800) 842-9325 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

THE INSURANCE COMPANY...............................       2
PRINCIPAL UNDERWRITER...............................       2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...       2
VALUATION OF ASSETS.................................       3
FEDERAL TAX CONSIDERATIONS..........................       4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......       7
CONDENSED FINANCIAL INFORMATION.....................       8
FINANCIAL STATEMENTS................................       1

* The Travelers Insurance Company has filed for approval to change its name to MetLife Insurance Company of Connecticut. The change will be effective May 1, 2006 pending regulatory approval. You will receive a contract endorsement notifying you of the name change once it has occurred.

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (formerly The Travelers Insurance Company) is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account Nine for Variable Annuities (formerly known as The Separate Account Nine for Variable Annuities) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MLI Distribution LLC ("MLIDLLC") (formerly Travelers Distribution LLC) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut.

MLIDLLC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information - Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDLLC and the Company, MLIDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC over the past three years.

                        MLIDLLC Underwriting Commissions

          UNDERWRITING COMMISSIONS PAID TO      AMOUNT OF UNDERWRITING COMMISSIONS
YEAR           MLIDLLC BY THE COMPANY                   RETAINED BY MLIDLLC
----      --------------------------------      ----------------------------------
2005                $132,588,671                              $0
2004                $132,410,000                              $0
2003                 $73,233,000                              $0

The Company and MLIDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDLLC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2005 ranged from $3,366,257 to $8,402. The amount of commissions paid to selected broker-dealer firms during 2005 ranged from $29,851,648 to $438,893. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2005 ranged from $33,217,905 to $273,717.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDLLC under which the broker-dealer firms received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.

Linsco/Private Ledger
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)
DWS Scudder Distributors, Inc.
Citigroup Global Markets Inc. (d/b/a/ Smith Barney)
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.


THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

            (a) = investment income plus capital gains and losses (whether realized or unrealized);

            (b) = any deduction for applicable taxes (presently zero); and

            (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUVChange - ContractChargeAdjustment) / PriorAUV.
AUVChange = CurrentAUV - PriorAUV.
ContractChargeAdjustment = AverageAUV x Period Charge.
Average AUV = (CurrentAUV + PriorAUV) / 2.
Period Charge = AnnualContractFee x (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUVChange / PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70-1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70-1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59-1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed
for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 -1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

            (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

            (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

            (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70-1/2 or as otherwise required by law, or

            (d)   the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Travelers Separate Account Nine for Variable Annuities as of December 31, 2005 and for the period in the year then ended and The Travelers Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of the Company by MetLife Inc. on July 1, 2005 and the application of the purchase method of accounting to the assets and liabilities of the Company as required by the U.S. Securities and Exchange Commission Staff Accounting Bulletin 5.J., Push Down Basis of Accounting Required in Certain Limited Circumstances and such assets and liabilities were measured at their fair values as of the acquisition date in conformity with Statement of Financial Accounting Standards No.141, Business Combinations) as of December 31, 2005 and the related consolidated statements of income, stockholder's equity, and cash flows for the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) and the consolidated financial statement schedules as of December 31, 2005 (SUCCESSOR), and the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, included herein, and the statement of changes in net assets of Travelers Separate Account Nine for Variable Annuities for the year or lesser periods ended December 31, 2004, and financial highlights for each of the years or lesser periods in the four-year period ended December 31, 2004, also included herein, have been included in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports on The Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004 and for variable interest entities in 2003.

                                   VINTAGE II

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.40%


                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR          YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Capital Appreciation Fund (3/02)                       2005         1.13              1.319              74,640
                                                         2004         0.96              1.131                   -
                                                         2003         0.77              0.960                   -
                                                         2002         1.00              0.779                   -

AIM Variable Insurance Funds
  AIM V.I. Premier Equity Fund - Series I (5/01)         2005         0.78              0.816               31,830
                                                         2004         0.75               0.78               37,530
                                                         2003         0.60               0.75               73,554
                                                         2002         0.88               0.60               61,766
                                                         2001         1.00               0.88               71,928

AllianceBernstein Variable Product Series Fund, Inc.
  AllianceBernstein Growth and Income Portfolio -
  Class B (5/02)                                         2005         1.12              1.162              136,682
                                                         2004         1.02               1.12              136,752
                                                         2003         0.78               1.02               81,410
                                                         2002         1.00               0.78                2,908

  AllianceBernstein Large-Cap Growth Portfolio -
  Class B (2/00)                                         2005         0.66              0.756              567,636
                                                         2004         0.62               0.66              645,133
                                                         2003         0.51               0.62              796,770
                                                         2002         0.75               0.51              854,624
                                                         2001         0.92               0.75              762,941
                                                         2000         1.12               0.92              366,949
                                                         1999         1.00              1.127                    -

American Funds Insurance Series
  Global Growth Fund - Class 2 Shares (2/00)             2005         1.02              1.158            1,626,394
                                                         2004         0.92              1.021            1,462,978
                                                         2003         0.69               0.92              773,140
                                                         2002         0.81               0.69              565,608
                                                         2001         0.96               0.81              391,475
                                                         2000         1.21               0.96              200,090
                                                         1999         1.00              1.211                    -

                        CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR          YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Growth Fund - Class 2 Shares (2/00)                    2005         1.082             1.240            4,049,767
                                                         2004         0.975             1.082            3,262,722
                                                         2003         0.723             0.975            1,755,241
                                                         2002         0.970             0.723            1,153,248
                                                         2001         1.202             0.970              842,658
                                                         2000         1.167             1.202              256,201
                                                         1999         1.000             1.167                    -

  Growth-Income Fund - Class 2 Shares (2/00)             2005         1.280             1.336            3,340,715
                                                         2004         1.176             1.280            2,860,876
                                                         2003         0.901             1.176            1,840,178
                                                         2002         1.119             0.901            1,264,688
                                                         2001         1.106             1.119              986,465
                                                         2000         1.039             1.106              137,847
                                                         1999         1.000             1.039                    -

Delaware VIP Trust
  Delaware VIP REIT Series - Standard Class (3/02)       2005         1.638             1.732                4,769
                                                         2004         1.265             1.638                    -
                                                         2003         0.957             1.265                    -
                                                         2002         1.000             0.957                    -

FAM Variable Series Funds, Inc.
  Mercury Global Allocation V.I. Fund -
  Class III (11/03)                                      2005         1.210             1.315               16,485
                                                         2004         1.074             1.210                2,589
                                                         2003         1.000             1.074                    -

  Mercury Value Opportunities V.I. Fund -
  Class III (11/03)                                      2005         1.208             1.312              587,511
                                                         2004         1.068             1.208              370,878
                                                         2003         1.000             1.068                    -

Franklin Templeton Variable Insurance Products Trust
  Franklin Income Securities Fund - Class II
  Shares (5/05)                                          2005         1.000             1.035              542,915

  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares (2/00)                                  2005         0.874             0.903              494,285
                                                         2004         0.795             0.874              488,023

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares  (continued)                            2003         0.588             0.795              304,147
                                                         2002         0.836             0.588              219,236
                                                         2001         1.000             0.836              176,530
                                                         2000         1.215             1.000              121,667
                                                         1999         1.000             1.215                    -

  Mutual Shares Securities Fund - Class 2
  Shares (5/02)                                          2005         1.158             1.262              630,429
                                                         2004         1.043             1.158              411,617
                                                         2003         0.845             1.043               85,928
                                                         2002         1.000             0.845                7,064

  Templeton Developing Markets Securities Fund -
  Class 2 Shares (5/03)                                  2005         1.781             2.238              393,578
                                                         2004         1.448             1.781               34,731
                                                         2003         1.000             1.448                    -

  Templeton Foreign Securities Fund - Class 2
  Shares (2/00)                                          2005         1.088             1.182            1,015,038
                                                         2004         0.931             1.088              725,699
                                                         2003         0.714             0.931              378,732
                                                         2002         0.889             0.714              340,465
                                                         2001         1.073             0.889              227,440
                                                         2000         1.115             1.073               95,658
                                                         1999         1.000             1.115                    -

  Templeton Growth Securities Fund - Class 2
  Shares (5/02)                                          2005         1.180             1.267              432,583
                                                         2004         1.032             1.180               70,754
                                                         2003         0.792             1.032                    -
                                                         2002         1.000             0.792                    -

Greenwich Street Series Fund
  Appreciation Portfolio (6/00)                          2005         1.040             1.070            2,063,937
                                                         2004         0.970             1.040            1,924,055
                                                         2003         0.789             0.970            1,210,775
                                                         2002         0.971             0.789              610,129
                                                         2001         1.025             0.971              440,930

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Appreciation Portfolio  (continued)                    2000         1.044             1.025               51,606
                                                         1999         1.000             1.044                    -

  Diversified Strategic Income Portfolio (7/00)          2005         1.235             1.249            1,110,076
                                                         2004         1.174             1.235            1,037,004
                                                         2003         1.065             1.174              759,502
                                                         2002         1.030             1.065              471,209
                                                         2001         1.013             1.030              439,990
                                                         2000         0.999             1.013              114,166
                                                         1999         1.000             0.999                    -

  Equity Index Portfolio - Class II Shares (6/00)        2005         0.864             0.888              885,880
                                                         2004         0.795             0.864              504,425
                                                         2003         0.631             0.795              383,086
                                                         2002         0.824             0.631              299,142
                                                         2001         0.954             0.824              174,860
                                                         2000         1.067             0.954               51,515
                                                         1999         1.000             1.067                    -

  Fundamental Value Portfolio (6/00)                     2005         1.303             1.347            1,830,903
                                                         2004         1.221             1.303            1,896,436
                                                         2003         0.893             1.221            1,209,183
                                                         2002         1.151             0.893              446,779
                                                         2001         1.232             1.151              369,495
                                                         2000         1.037             1.232               85,114
                                                         1999         1.000             1.037                    -

Janus Aspen Series
  Mid Cap Growth Portfolio - Service Shares (5/00)       2005         0.449             0.496              551,020
                                                         2004         0.378             0.449              568,049
                                                         2003         0.284             0.378              604,302
                                                         2002         0.401             0.284              537,900
                                                         2001         0.674             0.401              485,683
                                                         2000         1.000             0.674              369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Portfolio (5/03)           2005         1.513             1.552               92,359
                                                         2004         1.336             1.513               84,632
                                                         2003         1.000             1.336                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Lord Abbett Series Fund, Inc.
  Growth and Income Portfolio (5/03)                     2005         1.382             1.408               90,708
                                                         2004         1.244             1.382               89,045
                                                         2003         1.000             1.244               12,715

  Mid-Cap Value Portfolio (5/03)                         2005         1.541             1.644              481,239
                                                         2004         1.260             1.541               90,506
                                                         2003         1.000             1.260                    -

PIMCO Variable Insurance Trust
  Real Return Portfolio - Administrative Class (5/03)    2005         1.125             1.133            2,134,660
                                                         2004         1.048             1.125            1,580,273
                                                         2003         1.000             1.048               12,559

  Total Return Portfolio - Administrative Class (5/01)   2005         1.213             1.226            5,227,537
                                                         2004         1.173             1.213            4,462,676
                                                         2003         1.132             1.173            2,636,608
                                                         2002         1.053             1.132            1,693,413
                                                         2001         1.000             1.053              469,808

Putnam Variable Trust
  Putnam VT Discovery Growth Fund - Class IB
  Shares (5/01)                                          2005         0.773             0.817               25,275
                                                         2004         0.728             0.773               29,717
                                                         2003         0.559             0.728               29,727
                                                         2002         0.806             0.559               23,387
                                                         2001         1.000             0.806               11,858

  Putnam VT International Equity Fund - Class IB
  Shares (5/01)                                          2005         1.011             1.118              149,539
                                                         2004         0.882             1.011              169,047
                                                         2003         0.696             0.882              119,463
                                                         2002         0.857             0.696               92,071
                                                         2001         1.000             0.857               11,070

  Putnam VT Small Cap Value Fund - Class IB
  Shares (5/01)                                          2005         1.611             1.701              193,425
                                                         2004         1.294             1.611              143,446
                                                         2003         0.877             1.294              125,086

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Putnam VT Small Cap Value Fund - Class IB Shares
  (continued)                                            2002         1.088             0.877            177,419
                                                         2001         1.000             1.088              4,610

Salomon Brothers Variable Series Funds Inc.
  All Cap Fund - Class I (6/00)                          2005         1.309             1.343            833,595
                                                         2004         1.226             1.309            820,427
                                                         2003         0.894             1.226            578,309
                                                         2002         1.210             0.894            411,710
                                                         2001         1.204             1.210            220,176
                                                         2000         1.033             1.204             22,319
                                                         1999         1.000             1.033                  -

  Investors Fund - Class I (1/01)                        2005         1.191             1.252            410,875
                                                         2004         1.095             1.191            475,738
                                                         2003         0.839             1.095            356,707
                                                         2002         1.106             0.839            178,397
                                                         2001         1.170             1.106             94,552
                                                         2000         1.029             1.170                  -
                                                         1999         1.000             1.029                  -

  Small Cap Growth Fund - Class I (3/00)                 2005         1.290             1.334             93,848
                                                         2004         1.136             1.290            224,325
                                                         2003         0.774             1.136            210,996
                                                         2002         1.202             0.774            131,378
                                                         2001         1.314             1.202             89,647
                                                         2000         1.141             1.314              6,517
                                                         1999         1.000             1.141                  -

Smith Barney Investment Series
  Smith Barney Dividend Strategy Portfolio (5/01)        2005         0.809             0.797            231,230
                                                         2004         0.794             0.809            274,091
                                                         2003         0.652             0.794              1,257
                                                         2002         0.894             0.652              2,000
                                                         2001         1.000             0.894              2,000

  Smith Barney Premier Selections All Cap Growth
  Portfolio (5/01)                                       2005         0.868             0.909             40,629
                                                         2004         0.855             0.868             41,158
                                                         2003         0.646             0.855             33,923

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Smith Barney Premier Selections All Cap Growth
  Portfolio  (continued)                                 2002         0.894             0.646               15,493
                                                         2001         1.000             0.894               36,621

Smith Barney Multiple Discipline Trust
  Multiple Discipline Portfolio - All Cap Growth and
  Value (10/02)                                          2005         1.447             1.502            4,018,612
                                                         2004         1.376             1.447            2,881,219
                                                         2003         1.061             1.376              230,701
                                                         2002         1.000             1.061               17,879

  Multiple Discipline Portfolio - Balanced All Cap
  Growth and Value (10/02)                               2005         1.293             1.329            2,636,569
                                                         2004         1.249             1.293            1,943,130
                                                         2003         1.038             1.249              783,127
                                                         2002         1.000             1.038               97,394

  Multiple Discipline Portfolio - Global All Cap
  Growth and Value (10/02)                               2005         1.515             1.592            1,075,476
                                                         2004         1.394             1.515              734,070
                                                         2003         1.074             1.394               22,689
                                                         2002         1.000             1.074                    -

  Multiple Discipline Portfolio - Large Cap Growth
  and Value (10/02)                                      2005         1.432             1.462              343,377
                                                         2004         1.360             1.432              254,701
                                                         2003         1.069             1.360               27,171
                                                         2002         1.000             1.069                    -

The Travelers Series Trust
  AIM Capital Appreciation Portfolio (5/01)              2005         0.869             0.931               68,633
                                                         2004         0.827             0.869               80,474
                                                         2003         0.649             0.827               69,737
                                                         2002         0.864             0.649               48,694
                                                         2001         1.000             0.864               19,584

  Equity Income Portfolio (10/00)                        2005         1.194             1.230              984,532
                                                         2004         1.102             1.194              851,522
                                                         2003         0.852             1.102              701,195
                                                         2002         1.004             0.852              466,236

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Equity Income Portfolio  (continued)                     2001         1.090             1.004             287,549
                                                         2000         1.013             1.090              54,202
                                                         1999         1.000             1.013                   -

Large Cap Portfolio (6/00)                               2005         0.720             0.772             230,033
                                                         2004         0.686             0.720             229,272
                                                         2003         0.558             0.686             178,744
                                                         2002         0.732             0.558             116,833
                                                         2001         0.899             0.732             125,941
                                                         2000         1.065             0.899              77,498
                                                         1999         1.000             1.065                   -

Managed Allocation Series: Aggressive
Portfolio (5/05)                                         2005         1.000             1.111                   -

Managed Allocation Series: Conservative
Portfolio (7/05)                                         2005         1.007             1.022                   -

Managed Allocation Series: Moderate
Portfolio (6/05)                                         2005         1.008             1.056                   -

Managed Allocation Series: Moderate-Aggressive
Portfolio (5/05)                                         2005         1.000             1.089                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                         2005         1.000             1.032               6,823

Mercury Large Cap Core Portfolio (6/00)                  2005         0.761             0.841             298,475
                                                         2004         0.666             0.761             339,737
                                                         2003         0.558             0.666             285,682
                                                         2002         0.755             0.558             234,601
                                                         2001         0.988             0.755             230,322
                                                         2000         1.061             0.988              93,590
                                                         1999         1.000             1.061                   -

MFS Emerging Growth Portfolio (2/00)                     2005         0.652             0.632                   -
                                                         2004         0.586             0.652             311,501
                                                         2003         0.460             0.586             308,689
                                                         2002         0.710             0.460             296,731
                                                         2001         1.128             0.710             368,642

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
MFS Emerging Growth Portfolio  (continued)               2000         1.433             1.128              187,714
                                                         1999         1.000             1.433                    -

MFS Mid Cap Growth Portfolio (3/02)                      2005         0.837             0.851              253,376
                                                         2004         0.744             0.837                    -
                                                         2003         0.551             0.744                    -
                                                         2002         1.000             0.551                    -

MFS Total Return Portfolio (7/00)                        2005         1.337             1.357            3,763,631
                                                         2004         1.216             1.337            3,458,131
                                                         2003         1.058             1.216            2,567,975
                                                         2002         1.133             1.058            1,701,434
                                                         2001         1.149             1.133            1,309,212
                                                         2000         0.999             1.149              147,036
                                                         1999         1.000             0.999                    -

MFS Value Portfolio (5/04)                               2005         1.122             1.178              433,995
                                                         2004         1.000             1.122               20,871

Mondrian International Stock Portfolio (3/02)            2005         1.224             1.322              110,310
                                                         2004         1.073             1.224               85,883
                                                         2003         0.846             1.073                  377
                                                         2002         1.000             0.846                    -

Pioneer Fund Portfolio (5/03)                            2005         1.333             1.394              154,125
                                                         2004         1.217             1.333               84,799
                                                         2003         1.000             1.217                3,245

Pioneer Mid Cap Value Portfolio (7/05)                   2005         1.037             1.041                    -

Pioneer Strategic Income Portfolio (5/04)                2005         1.096             1.120              484,044
                                                         2004         1.000             1.096              242,440

Strategic Equity Portfolio (6/00)                        2005         0.726             0.730              122,543
                                                         2004         0.668             0.726              128,507
                                                         2003         0.511             0.668              180,708
                                                         2002         0.780             0.511              223,164
                                                         2001         0.913             0.780              233,026
                                                         2000         1.132             0.913              501,860
                                                         1999         1.000             1.132                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Style Focus Series: Small Cap Growth
  Portfolio (6/05)                                       2005         1.027             1.116                  401

  Style Focus Series:Small Cap Value Portfolio (5/05)    2005         1.000             1.112                    -

  Travelers Managed Income Portfolio (7/00)              2005         1.216             1.216            1,012,341
                                                         2004         1.199             1.216              982,241
                                                         2003         1.121             1.199              801,296
                                                         2002         1.113             1.121              566,904
                                                         2001         1.057             1.113              434,221
                                                         2000         0.994             1.057              137,038
                                                         1999         1.000             0.994                    -

  Van Kampen Enterprise Portfolio (4/00)                 2005         0.661             0.703               97,201
                                                         2004         0.645             0.661               98,488
                                                         2003         0.521             0.645               99,873
                                                         2002         0.748             0.521               87,650
                                                         2001         0.963             0.748               73,520
                                                         2000         1.145             0.963               76,229
                                                         1999         1.000             1.145                    -

Travelers Series Fund Inc.
  SB Adjustable Rate Income Portfolio - Class I
  Shares (9/03)                                          2005         0.997             1.006              717,561
                                                         2004         0.999             0.997              211,555
                                                         2003         1.000             0.999               46,771

  Smith Barney Aggressive Growth Portfolio (3/00)        2005         1.247             1.373            4,206,682
                                                         2004         1.150             1.247            4,218,706
                                                         2003         0.867             1.150            2,909,479
                                                         2002         1.306             0.867            2,105,680
                                                         2001         1.381             1.306            1,814,521
                                                         2000         1.210             1.381              863,349
                                                         1999         1.000             1.210                    -

  Smith Barney High Income Portfolio (8/00)              2005         1.143             1.156            1,298,401
                                                         2004         1.049             1.143            1,342,536
                                                         2003         0.834             1.049            1,155,100
                                                         2002         0.874             0.834              277,042
                                                         2001         0.921             0.874              295,957

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Smith Barney High Income Portfolio  (continued)          2000         1.016             0.921              208,981
                                                         1999         1.000             1.016                    -

Smith Barney International All Cap Growth

Portfolio (3/00)                                         2005         0.659             0.726              106,662
                                                         2004         0.567             0.659              125,507
                                                         2003         0.451             0.567              205,854
                                                         2002         0.615             0.451              219,618
                                                         2001         0.907             0.615              258,565
                                                         2000         1.206             0.907               95,590
                                                         1999         1.000             1.206                    -

Smith Barney Large Cap Value Portfolio (6/00)            2005         0.983             1.032              355,293
                                                         2004         0.901             0.983              369,241
                                                         2003         0.716             0.901              407,916
                                                         2002         0.973             0.716              426,697
                                                         2001         1.075             0.973              435,964
                                                         2000         0.964             1.075              185,910
                                                         1999         1.000             0.964                    -

Smith Barney Large Capitalization Growth

Portfolio (2/00)                                         2005         0.922             0.956            1,766,449
                                                         2004         0.931             0.922            1,720,065
                                                         2003         0.640             0.931            1,141,574
                                                         2002         0.863             0.640              771,377
                                                         2001         1.000             0.863              730,193
                                                         2000         1.090             1.000              309,116
                                                         1999         1.000             1.090                    -

Smith Barney Mid Cap Core Portfolio (4/00)               2005         1.344             1.435              560,103
                                                         2004         1.234             1.344              587,236
                                                         2003         0.964             1.234              507,824
                                                         2002         1.209             0.964              385,791
                                                         2001         1.362             1.209              307,340
                                                         2000         1.171             1.362              110,509
                                                         1999         1.000             1.171                    -

Smith Barney Money Market Portfolio (2/00)               2005         1.060             1.075              692,217
                                                         2004         1.066             1.060              933,637
                                                         2003         1.074             1.066            1,098,028

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Smith Barney Money Market Portfolio  (continued)       2002         1.075             1.074            1,940,157
                                                         2001         1.052             1.075              707,397
                                                         2000         1.006             1.052              511,377
                                                         1999         1.000             1.006                    -

Van Kampen Life Investment Trust
  Emerging Growth Portfolio - Class I Shares (2/00)      2005         0.710             0.756              255,754
                                                         2004         0.673             0.710              350,995
                                                         2003         0.536             0.673              382,732
                                                         2002         0.805             0.536              348,750
                                                         2001         1.191             0.805              409,824
                                                         2000         1.344             1.191              272,783
                                                         1999         1.000             1.344                    -

Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
  Portfolio (5/01)                                       2005         1.106             1.144              337,568
                                                         2004         0.970             1.106              254,741
                                                         2003         0.693             0.970               41,992
                                                         2002         0.945             0.693               20,468
                                                         2001         1.000             0.945               25,867

Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class (5/00)         2005         1.163             1.341              803,715
                                                         2004         1.023             1.163              572,293
                                                         2003         0.808             1.023              497,526
                                                         2002         0.905             0.808              426,526
                                                         2001         1.047             0.905              339,996
                                                         2000         1.138             1.047              169,553
                                                         1999         1.000             1.138                    -

  Mid Cap Portfolio - Service Class 2 (7/02)             2005         1.436             1.671            1,280,825
                                                         2004         1.168             1.436              960,282
                                                         2003         0.857             1.168              305,214
                                                         2002         1.000             0.857              195,105

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.50%

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Capital Appreciation Fund (3/02)                       2005         1.128             1.314                7,493
                                                         2004         0.958             1.128                    -
                                                         2003         0.779             0.958                    -
                                                         2002         1.000             0.779                    -

AIM Variable Insurance Funds
  AIM V.I. Premier Equity Fund - Series I (5/01)         2005         0.801             0.834                    -
                                                         2004         0.769             0.801                    -
                                                         2003         0.624             0.769                    -
                                                         2002         0.908             0.624                    -
                                                         2001         1.000             0.908                    -

AllianceBernstein Variable Product Series Fund, Inc.
  AllianceBernstein Growth and Income Portfolio -
  Class B (5/02)                                         2005         1.124             1.158               26,385
                                                         2004         1.025             1.124               25,030
                                                         2003         0.787             1.025                3,941
                                                         2002         1.000             0.787                    -

  AllianceBernstein Large-Cap Growth Portfolio -
  Class B (2/00)                                         2005         0.783             0.886               12,418
                                                         2004         0.734             0.783               12,938
                                                         2003         0.604             0.734                    -
                                                         2002         0.886             0.604                    -
                                                         2001         1.000             0.886                    -

American Funds Insurance Series
  Global Growth Fund - Class 2 Shares (2/00)             2005         1.120             1.258              599,544
                                                         2004         1.002             1.120              354,206
                                                         2003         0.752             1.002               48,343
                                                         2002         0.894             0.752                    -
                                                         2001         1.000             0.894                    -

  Growth Fund - Class 2 Shares (2/00)                    2005         0.970             1.110            1,667,796
                                                         2004         0.875             0.970            1,107,265
                                                         2003         0.649             0.875              109,171
                                                         2002         0.872             0.649                    -
                                                         2001         1.000             0.872                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Growth-Income Fund - Class 2 Shares (2/00)             2005         1.093             1.140            1,455,115
                                                         2004         1.005             1.093            1,074,777
                                                         2003         0.771             1.005              64,249
                                                         2002         0.958             0.771                   -
                                                         2001         1.000             0.958                   -

Delaware VIP Trust
  Delaware VIP REIT Series - Standard Class (3/02)       2005         1.634             1.725                   -
                                                         2004         1.262             1.634                   -
                                                         2003         0.956             1.262                   -
                                                         2002         1.000             0.956                   -

FAM Variable Series Funds, Inc.
  Mercury Global Allocation V.I. Fund -
  Class III (11/03)                                      2005         1.209             1.312                   -
                                                         2004         1.074             1.209                   -
                                                         2003         1.000             1.074                   -

  Mercury Value Opportunities V.I. Fund -
  Class III (11/03)                                      2005         1.207             1.309              87,013
                                                         2004         1.068             1.207              55,627
                                                         2003         1.000             1.068                   -

Franklin Templeton Variable Insurance Products Trust
  Franklin Income Securities Fund - Class II

  Shares (5/05)                                          2005         1.000             1.035              41,954

  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares (2/00)                                  2005         0.971             1.002             196,099
                                                         2004         0.884             0.971             108,496
                                                         2003         0.654             0.884                   -
                                                         2002         0.931             0.654                   -
                                                         2001         1.000             0.931                   -

  Mutual Shares Securities Fund - Class 2
  Shares (5/02)                                          2005         1.155             1.258             257,737
                                                         2004         1.041             1.155             152,523
                                                         2003         0.844             1.041              40,328
                                                         2002         1.000             0.844                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Templeton Developing Markets Securities Fund -
  Class 2 Shares (5/03)                                  2005         1.778             2.232              125,111
                                                         2004         1.447             1.778               34,186
                                                         2003         1.000             1.447                  664

  Templeton Foreign Securities Fund - Class 2
  Shares (2/00)                                          2005         1.092             1.185              358,603
                                                         2004         0.935             1.092              206,196
                                                         2003         0.718             0.935                1,815
                                                         2002         0.895             0.718                    -
                                                         2001         1.000             0.895                    -

  Templeton Growth Securities Fund - Class 2
  Shares (5/02)                                          2005         1.177             1.263              205,466
                                                         2004         1.030             1.177               83,145
                                                         2003         0.791             1.030                    -
                                                         2002         1.000             0.791                    -

Greenwich Street Series Fund
  Appreciation Portfolio (6/00)                          2005         1.003             1.030              658,853
                                                         2004         0.936             1.003              360,370
                                                         2003         0.763             0.936               21,107
                                                         2002         0.939             0.763                    -
                                                         2001         1.000             0.939                    -

  Diversified Strategic Income Portfolio (7/00)          2005         1.191             1.203              165,382
                                                         2004         1.133             1.191              153,517
                                                         2003         1.029             1.133                1,196
                                                         2002         0.996             1.029                    -
                                                         2001         1.000             0.996                    -

  Equity Index Portfolio - Class II Shares (6/00)        2005         0.954             0.980               60,653
                                                         2004         0.878             0.954               56,171
                                                         2003         0.698             0.878                    -
                                                         2002         0.913             0.698                    -
                                                         2001         1.000             0.913                    -

  Fundamental Value Portfolio (6/00)                     2005         1.034             1.068            1,252,208
                                                         2004         0.970             1.034              815,357
                                                         2003         0.710             0.970               30,172

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Fundamental Value Portfolio  (continued)               2002         0.916             0.710                  -
                                                         2001         1.000             0.916                  -

Janus Aspen Series
  Mid Cap Growth Portfolio - Service Shares (5/00)       2005         0.877             0.968              8,092
                                                         2004         0.739             0.877              6,396
                                                         2003         0.556             0.739              2,441
                                                         2002         0.786             0.556                  -
                                                         2001         1.000             0.786                  -

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Portfolio (5/03)           2005         1.511             1.548            111,698
                                                         2004         1.335             1.511             42,908
                                                         2003         1.000             1.335              2,150

Lord Abbett Series Fund, Inc.
  Growth and Income Portfolio (5/03)                     2005         1.380             1.404            144,845
                                                         2004         1.244             1.380            142,571
                                                         2003         1.000             1.244                  -

  Mid-Cap Value Portfolio (5/03)                         2005         1.538             1.640            192,963
                                                         2004         1.259             1.538             37,271
                                                         2003         1.000             1.259                  -

PIMCO Variable Insurance Trust
  Real Return Portfolio - Administrative Class (5/03)    2005         1.124             1.130            637,239
                                                         2004         1.047             1.124            309,675
                                                         2003         1.000             1.047             19,465

  Total Return Portfolio - Administrative Class (5/01)   2005         1.197             1.208            855,028
                                                         2004         1.159             1.197            664,766
                                                         2003         1.120             1.159             57,268
                                                         2002         1.042             1.120                  -
                                                         2001         1.000             1.042                  -

Putnam Variable Trust
  Putnam VT Discovery Growth Fund - Class IB
  Shares (5/01)                                          2005         0.779             0.823                  -
                                                         2004         0.735             0.779                  -
                                                         2003         0.565             0.735                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares
   (continued)                                                 2002        0.814           0.565                       -
                                                               2001        1.000           0.814                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.055           1.167                       -
                                                               2004        0.922           1.055                       -
                                                               2003        0.728           0.922                       -
                                                               2002        0.898           0.728                       -
                                                               2001        1.000           0.898                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.520           1.603                  55,960
                                                               2004        1.223           1.520                  14,805
                                                               2003        0.829           1.223                   4,897
                                                               2002        1.030           0.829                       -
                                                               2001        1.000           1.030                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.015           1.041                 112,651
                                                               2004        0.952           1.015                  98,802
                                                               2003        0.695           0.952                       -
                                                               2002        0.941           0.695                       -
                                                               2001        1.000           0.941                       -

   Investors Fund - Class I (1/01)                             2005        1.000           1.049                  79,363
                                                               2004        0.920           1.000                  71,911
                                                               2003        0.705           0.920                  14,535
                                                               2002        0.931           0.705                       -
                                                               2001        1.000           0.931                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.999           1.032                  14,146
                                                               2004        0.881           0.999                  10,016
                                                               2003        0.601           0.881                   2,108
                                                               2002        0.934           0.601                       -
                                                               2001        1.000           0.934                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.812           0.799                  77,344
                                                               2004        0.798           0.812                  36,497

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)       2003        0.656           0.798                   3,387
                                                               2002        0.900           0.656                       -
                                                               2001        1.000           0.900                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.881           0.923                   2,029
                                                               2004        0.869           0.881                   2,029
                                                               2003        0.657           0.869                       -
                                                               2002        0.911           0.657                       -
                                                               2001        1.000           0.911                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.443           1.497                 804,209
                                                               2004        1.374           1.443                 623,494
                                                               2003        1.061           1.374                  14,867
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.290           1.325               1,353,403
                                                               2004        1.247           1.290                 915,145
                                                               2003        1.038           1.247                 102,087
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.512           1.587                 612,686
                                                               2004        1.392           1.512                 428,665
                                                               2003        1.074           1.392                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.429           1.457                  20,388
                                                               2004        1.359           1.429                  13,357
                                                               2003        1.069           1.359                     749
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.885           0.948                   4,221
                                                               2004        0.844           0.885                   2,495
                                                               2003        0.662           0.844                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
AIM Capital Appreciation Portfolio  (continued)                2002        0.883           0.662                       -
                                                               2001        1.000           0.883                       -

Equity Income Portfolio (10/00)                                2005        1.112           1.145                 144,301
                                                               2004        1.027           1.112                 106,627
                                                               2003        0.795           1.027                   1,236
                                                               2002        0.938           0.795                       -
                                                               2001        1.000           0.938                       -

Large Cap Portfolio (6/00)                                     2005        0.864           0.925                       -
                                                               2004        0.823           0.864                       -
                                                               2003        0.670           0.823                       -
                                                               2002        0.881           0.670                       -
                                                               2001        1.000           0.881                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.110                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.021                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.055                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.088                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.032                  17,473

Mercury Large Cap Core Portfolio (6/00)                        2005        0.869           0.959                 130,617
                                                               2004        0.761           0.869                  14,141
                                                               2003        0.637           0.761                     132
                                                               2002        0.864           0.637                       -
                                                               2001        1.000           0.864                       -

MFS Emerging Growth Portfolio (2/00)                           2005        0.766           0.743                       -
                                                               2004        0.689           0.766                  30,876
                                                               2003        0.542           0.689                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                                YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------                ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2002        0.836           0.542                       -
                                                               2001        1.000           0.836                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.835           0.848                  26,677
                                                               2004        0.743           0.835                       -
                                                               2003        0.550           0.743                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.147           1.163               1,651,026
                                                               2004        1.044           1.147               1,076,243
                                                               2003        0.910           1.044                 134,780
                                                               2002        0.975           0.910                       -
                                                               2001        1.000           0.975                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.176                 140,928
                                                               2004        1.000           1.121                  16,893

Mondrian International Stock Portfolio (3/02)                  2005        1.221           1.317                  33,147
                                                               2004        1.071           1.221                  36,442
                                                               2003        0.845           1.071                       -
                                                               2002        1.000           0.845                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.331           1.390                  11,626
                                                               2004        1.216           1.331                  10,551
                                                               2003        1.000           1.216                      64

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.037           1.040                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.095           1.118                 156,421
                                                               2004        1.000           1.095                  33,364

Strategic Equity Portfolio (6/00)                              2005        0.789           0.793                       -
                                                               2004        0.727           0.789                       -
                                                               2003        0.556           0.727                       -
                                                               2002        0.850           0.556                       -
                                                               2001        1.000           0.850                       -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.116                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.112                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.098           1.097                 110,157
                                                               2004        1.084           1.098                 101,718
                                                               2003        1.015           1.084                   1,150
                                                               2002        1.008           1.015                       -
                                                               2001        1.000           1.008                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.814           0.864                       -
                                                               2004        0.795           0.814                       -
                                                               2003        0.643           0.795                       -
                                                               2002        0.923           0.643                       -
                                                               2001        1.000           0.923                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.996           1.004                  21,267
                                                               2004        0.999           0.996                  44,674
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.870           0.957               1,615,870
                                                               2004        0.803           0.870               1,064,925
                                                               2003        0.606           0.803                  68,808
                                                               2002        0.913           0.606                       -
                                                               2001        1.000           0.913                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.215           1.228                 267,576
                                                               2004        1.116           1.215                 198,065
                                                               2003        0.889           1.116                  24,446
                                                               2002        0.932           0.889                       -
                                                               2001        1.000           0.932                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        0.883           0.972                       -
                                                               2004        0.761           0.883                       -
                                                               2003        0.606           0.761                       -
                                                               2002        0.828           0.606                       -
                                                               2001        1.000           0.828                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
------------------------------------------------------------   ----    -------------    -------------     ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        0.914           0.958                       -
                                                               2004        0.838           0.914                       -
                                                               2003        0.667           0.838                       -
                                                               2002        0.908           0.667                       -
                                                               2001        1.000           0.908                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.984           1.020                 106,624
                                                               2004        0.995           0.984                 100,138
                                                               2003        0.684           0.995                  16,090
                                                               2002        0.923           0.684                       -
                                                               2001        1.000           0.923                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.029           1.098                 221,381
                                                               2004        0.946           1.029                 206,573
                                                               2003        0.740           0.946                  46,991
                                                               2002        0.929           0.740                       -
                                                               2001        1.000           0.929                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.990           1.002                  20,026
                                                               2004        0.996           0.990                 143,313
                                                               2003        1.004           0.996                   4,691
                                                               2002        1.007           1.004                       -
                                                               2001        1.000           1.007                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.745           0.792                  62,111
                                                               2004        0.706           0.745                  43,996
                                                               2003        0.563           0.706                       -
                                                               2002        0.846           0.563                       -
                                                               2001        1.000           0.846                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.093           1.129                  39,861
                                                               2004        0.959           1.093                  34,142
                                                               2003        0.686           0.959                       -
                                                               2002        0.937           0.686                       -
                                                               2001        1.000           0.937                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR          END OF YEAR        END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.209           1.392                 237,522
                                                               2004        1.064           1.209                  62,969
                                                               2003        0.842           1.064                       -
                                                               2002        0.943           0.842                       -
                                                               2001        1.000           0.943                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.432           1.665                 484,446
                                                               2004        1.166           1.432                 270,065
                                                               2003        0.856           1.166                   6,840
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.55%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.127           1.311                       -
                                                               2004        0.957           1.127                       -
                                                               2003        0.778           0.957                       -
                                                               2002        1.000           0.778                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.779           0.810                       -
                                                               2004        0.748           0.779                       -
                                                               2003        0.607           0.748                       -
                                                               2002        0.884           0.607                       -
                                                               2001        1.000           0.884                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.122           1.156                       -
                                                               2004        1.025           1.122                       -
                                                               2003        0.787           1.025                       -
                                                               2002        1.000           0.787                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.663           0.749                  17,737
                                                               2004        0.621           0.663                  21,358
                                                               2003        0.511           0.621                  28,250
                                                               2002        0.751           0.511                  36,065
                                                               2001        0.924           0.751                  37,053
                                                               2000        1.127           0.924                  37,068
                                                               1999        1.000           1.127                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.022           1.147                  37,535
                                                               2004        0.914           1.022                  37,544
                                                               2003        0.686           0.914                  31,673
                                                               2002        0.817           0.686                  40,766
                                                               2001        0.967           0.817                  41,734
                                                               2000        1.210           0.967                  31,450
                                                               1999        1.000           1.210                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.073           1.228                  17,583
                                                               2004        0.969           1.073                  31,773
                                                               2003        0.719           0.969                  27,545

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        0.967           0.719                  27,113
                                                               2001        1.200           0.967                  20,474
                                                               2000        1.167           1.200                   9,891
                                                               1999        1.000           1.167                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.270           1.324                  53,549
                                                               2004        1.169           1.270                  52,842
                                                               2003        0.896           1.169                  55,704
                                                               2002        1.115           0.896                   8,489
                                                               2001        1.104           1.115                       -
                                                               2000        1.039           1.104                       -
                                                               1999        1.000           1.039                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.632           1.722                       -
                                                               2004        1.261           1.632                       -
                                                               2003        0.956           1.261                       -
                                                               2002        1.000           0.956                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.208           1.311                       -
                                                               2004        1.074           1.208                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.206           1.308                   8,787
                                                               2004        1.067           1.206                   7,889
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.868           0.895                   6,626
                                                               2004        0.790           0.868                   6,633
                                                               2003        0.585           0.790                       -
                                                               2002        0.833           0.585                       -
                                                               2001        0.998           0.833                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares  (continued)                                         2000        1.215           0.998                       -
                                                               1999        1.000           1.215                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.153           1.256                  61,444
                                                               2004        1.040           1.153                  63,631
                                                               2003        0.844           1.040                  65,759
                                                               2002        1.000           0.844                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.776           2.229                   2,076
                                                               2004        1.446           1.776                   2,082
                                                               2003        1.000           1.446                   2,084

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.079           1.171                   7,536
                                                               2004        0.925           1.079                   7,538
                                                               2003        0.710           0.925                   8,660
                                                               2002        0.886           0.710                  12,719
                                                               2001        1.071           0.886                  13,265
                                                               2000        1.114           1.071                  11,090
                                                               1999        1.000           1.114                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.176           1.260                       -
                                                               2004        1.029           1.176                       -
                                                               2003        0.791           1.029                       -
                                                               2002        1.000           0.791                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.032           1.060                  16,184
                                                               2004        0.964           1.032                  17,692
                                                               2003        0.786           0.964                       -
                                                               2002        0.968           0.786                       -
                                                               2001        1.024           0.968                       -
                                                               2000        1.044           1.024                       -
                                                               1999        1.000           1.044                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------          ----    -------------    -------------     ---------------
   Diversified Strategic Income Portfolio (7/00)               2005        1.226           1.238                       -
                                                               2004        1.166           1.226                       -
                                                               2003        1.060           1.166                       -
                                                               2002        1.027           1.060                       -
                                                               2001        1.011           1.027                       -
                                                               2000        0.999           1.011                       -
                                                               1999        1.000           0.999                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.857           0.880                       -
                                                               2004        0.790           0.857                   3,911
                                                               2003        0.628           0.790                   3,916
                                                               2002        0.822           0.628                   5,111
                                                               2001        0.952           0.822                   6,152
                                                               2000        1.067           0.952                   6,152
                                                               1999        1.000           1.067                       -

   Fundamental Value Portfolio (6/00)                          2005        1.293           1.334                  64,300
                                                               2004        1.214           1.293                  66,822
                                                               2003        0.889           1.214                  61,484
                                                               2002        1.147           0.889                  20,824
                                                               2001        1.230           1.147                  20,828
                                                               2000        1.037           1.230                  16,815
                                                               1999        1.000           1.037                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.446           0.492                       -
                                                               2004        0.376           0.446                   4,174
                                                               2003        0.283           0.376                   4,179
                                                               2002        0.400           0.283                   5,460
                                                               2001        0.673           0.400                   6,578
                                                               2000        1.000           0.673                   6,578

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.510           1.546                       -
                                                               2004        1.334           1.510                       -
                                                               2003        1.000           1.334                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.379           1.402                   1,706
                                                               2004        1.243           1.379                       -
                                                               2003        1.000           1.243                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.537           1.638                       -
                                                               2004        1.258           1.537                       -
                                                               2003        1.000           1.258                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.123           1.128                   1,679
                                                               2004        1.047           1.123                       -
                                                               2003        1.000           1.047                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.207           1.217                   8,970
                                                               2004        1.168           1.207                   8,983
                                                               2003        1.130           1.168                   8,992
                                                               2002        1.052           1.130                   3,340
                                                               2001        1.000           1.052                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.768           0.811                       -
                                                               2004        0.725           0.768                       -
                                                               2003        0.558           0.725                       -
                                                               2002        0.805           0.558                       -
                                                               2001        1.000           0.805                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.005           1.111                       -
                                                               2004        0.879           1.005                       -
                                                               2003        0.694           0.879                       -
                                                               2002        0.856           0.694                       -
                                                               2001        1.000           0.856                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.602           1.689                       -
                                                               2004        1.289           1.602                       -
                                                               2003        0.875           1.289                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2002        1.087           0.875                       -
                                                               2001        1.000           1.087                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.299           1.331                       -
                                                               2004        1.218           1.299                       -
                                                               2003        0.890           1.218                       -
                                                               2002        1.206           0.890                       -
                                                               2001        1.202           1.206                       -
                                                               2000        1.033           1.202                       -
                                                               1999        1.000           1.033                       -

   Investors Fund - Class I (1/01)                             2005        1.182           1.240                       -
                                                               2004        1.088           1.182                       -
                                                               2003        0.835           1.088                       -
                                                               2002        1.102           0.835                       -
                                                               2001        1.168           1.102                       -
                                                               2000        1.029           1.168                       -
                                                               1999        1.000           1.029                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.280           1.322                       -
                                                               2004        1.129           1.280                       -
                                                               2003        0.770           1.129                       -
                                                               2002        1.198           0.770                       -
                                                               2001        1.312           1.198                       -
                                                               2000        1.141           1.312                       -
                                                               1999        1.000           1.141                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.791                       -
                                                               2004        0.791           0.805                       -
                                                               2003        0.650           0.791                       -
                                                               2002        0.893           0.650                       -
                                                               2001        1.000           0.893                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.863           0.903                       -
                                                               2004        0.852           0.863                       -
                                                               2003        0.644           0.852                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Smith Barney Premier Selections All Cap Growth
   Portfolio  (continued)                                      2002        0.894           0.644                       -
                                                               2001        1.000           0.894                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.442           1.494                  17,662
                                                               2004        1.373           1.442                  17,683
                                                               2003        1.061           1.373                       -
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.289           1.323                       -
                                                               2004        1.246           1.289                       -
                                                               2003        1.038           1.246                       -
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.510           1.584                       -
                                                               2004        1.391           1.510                       -
                                                               2003        1.074           1.391                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.427           1.455                       -
                                                               2004        1.358           1.427                       -
                                                               2003        1.069           1.358                       -
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.864           0.925                       -
                                                               2004        0.824           0.864                       -
                                                               2003        0.647           0.824                       -
                                                               2002        0.863           0.647                       -
                                                               2001        1.000           0.863                       -

   Equity Income Portfolio (10/00)                             2005        1.185           1.219                       -
                                                               2004        1.095           1.185                       -
                                                               2003        0.848           1.095                   1,373
                                                               2002        1.001           0.848                   7,261

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
Equity Income Portfolio  (continued)                           2001        1.089           1.001                   7,274
                                                               2000        1.013           1.089                       -
                                                               1999        1.000           1.013                       -

Large Cap Portfolio (6/00)                                     2005        0.715           0.765                       -
                                                               2004        0.681           0.715                   5,924
                                                               2003        0.555           0.681                  13,468
                                                               2002        0.730           0.555                  15,294
                                                               2001        0.897           0.730                  16,878
                                                               2000        1.065           0.897                  16,886
                                                               1999        1.000           1.065                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.110                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.021                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.055                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.088                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.032                       -

Mercury Large Cap Core Portfolio (6/00)                        2005        0.755           0.833                       -
                                                               2004        0.662           0.755                       -
                                                               2003        0.555           0.662                       -
                                                               2002        0.753           0.555                       -
                                                               2001        0.986           0.753                       -
                                                               2000        1.061           0.986                       -
                                                               1999        1.000           1.061                       -

MFS Emerging Growth Portfolio (2/00)                           2005        0.647           0.627                       -
                                                               2004        0.583           0.647                   8,071
                                                               2003        0.458           0.583                  12,511
                                                               2002        0.708           0.458                  16,874
                                                               2001        1.126           0.708                  17,697

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                                YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------                 ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2000        1.432           1.126                  17,705
                                                               1999        1.000           1.432                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.834           0.846                   3,956
                                                               2004        0.742           0.834                       -
                                                               2003        0.550           0.742                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.326           1.345                   9,243
                                                               2004        1.209           1.326                   7,853
                                                               2003        1.053           1.209                       -
                                                               2002        1.129           1.053                       -
                                                               2001        1.147           1.129                       -
                                                               2000        0.999           1.147                       -
                                                               1999        1.000           0.999                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.175                       -
                                                               2004        1.000           1.121                       -

Mondrian International Stock Portfolio (3/02)                  2005        1.219           1.315                       -
                                                               2004        1.070           1.219                       -
                                                               2003        0.845           1.070                       -
                                                               2002        1.000           0.845                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.330           1.388                   4,465
                                                               2004        1.216           1.330                   4,469
                                                               2003        1.000           1.216                       -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.040                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.094           1.117                       -
                                                               2004        1.000           1.094                       -

Strategic Equity Portfolio (6/00)                              2005        0.720           0.723                  22,832
                                                               2004        0.663           0.720                  22,836
                                                               2003        0.508           0.663                  24,675
                                                               2002        0.777           0.508                  39,639
                                                               2001        0.911           0.777                  48,566
                                                               2000        1.132           0.911                  37,107
                                                               1999        1.000           1.132                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.207           1.205                  11,617
                                                               2004        1.192           1.207                       -
                                                               2003        1.116           1.192                       -
                                                               2002        1.109           1.116                       -
                                                               2001        1.056           1.109                       -
                                                               2000        1.000           1.056                       -
                                                               2000        0.994           1.000                       -
                                                               1999        1.000           0.994                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.656           0.696                  16,759
                                                               2004        0.641           0.656                  16,759
                                                               2003        0.519           0.641                  16,759
                                                               2002        0.746           0.519                  16,759
                                                               2001        0.962           0.746                  16,759
                                                               2000        1.144           0.962                  16,759
                                                               1999        1.000           1.144                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
     (9/03)                                                    2005        0.995           1.003                       -
                                                               2004        0.999           0.995                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.238           1.361                  51,217
                                                               2004        1.143           1.238                  51,222
                                                               2003        0.863           1.143                  34,451
                                                               2002        1.302           0.863                  19,990
                                                               2001        1.378           1.302                   6,781
                                                               2000        1.209           1.378                   4,445
                                                               1999        1.000           1.209                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.134           1.146                   5,209
                                                               2004        1.043           1.134                   5,214
                                                               2003        0.830           1.043                       -
                                                               2002        0.872           0.830                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
Smith Barney High Income Portfolio  (continued)                2001        0.920           0.872                       -
                                                               2000        1.016           0.920                       -
                                                               1999        1.000           1.016                       -

Smith Barney International All Cap Growth Portfolio

  (3/00)                                                       2005        0.654           0.719                       -
                                                               2004        0.563           0.654                       -
                                                               2003        0.449           0.563                       -
                                                               2002        0.613           0.449                       -
                                                               2001        0.905           0.613                       -
                                                               2000        1.206           0.905                       -
                                                               1999        1.000           1.206                       -

Smith Barney Large Cap Value Portfolio (6/00)                  2005        0.975           1.023                       -
                                                               2004        0.895           0.975                       -
                                                               2003        0.713           0.895                       -
                                                               2002        0.970           0.713                   9,361
                                                               2001        1.073           0.970                   9,369
                                                               2000        0.964           1.073                       -
                                                               1999        1.000           0.964                       -

Smith Barney Large Capitalization Growth Portfolio (2/00)      2005        0.914           0.947                       -
                                                               2004        0.925           0.914                       -
                                                               2003        0.637           0.925                       -
                                                               2002        0.860           0.637                  16,919
                                                               2001        0.998           0.860                  16,933
                                                               2000        1.090           0.998                  16,933
                                                               1999        1.000           1.090                       -

Smith Barney Mid Cap Core Portfolio (4/00)                     2005        1.333           1.422                   8,689
                                                               2004        1.226           1.333                   8,689
                                                               2003        0.960           1.226                   9,354
                                                               2002        1.205           0.960                  12,931
                                                               2001        1.360           1.205                  12,948
                                                               2000        1.171           1.360                  11,658
                                                               1999        1.000           1.171                       -

Smith Barney Money Market Portfolio (2/00)                     2005        1.052           1.065                   4,914
                                                               2004        1.059           1.052                   5,375

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Smith Barney Money Market Portfolio  (continued)            2003        1.069           1.059                     490
                                                               2002        1.072           1.069                     949
                                                               2001        1.050           1.072                     952
                                                               2000        1.005           1.050                       -
                                                               1999        1.000           1.005                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.704           0.749                       -
                                                               2004        0.668           0.704                   2,675
                                                               2003        0.533           0.668                   6,938
                                                               2002        0.802           0.533                   7,766
                                                               2001        1.189           0.802                   8,488
                                                               2000        1.344           1.189                   8,492
                                                               1999        1.000           1.344                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.100           1.136                       -
                                                               2004        0.966           1.100                       -
                                                               2003        0.691           0.966                       -
                                                               2002        0.944           0.691                       -
                                                               2001        1.000           0.944                       -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.154           1.328                  10,048
                                                               2004        1.017           1.154                  10,052
                                                               2003        0.804           1.017                  10,056
                                                               2002        0.902           0.804                   4,865
                                                               2001        1.045           0.902                   5,854
                                                               2000        1.138           1.045                   5,854
                                                               1999        1.000           1.138                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.430           1.662                   8,258
                                                               2004        1.165           1.430                   5,974
                                                               2003        0.856           1.165                   5,974
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.60%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.125           1.309                       -
                                                               2004        0.957           1.125                       -
                                                               2003        0.778           0.957                       -
                                                               2002        1.000           0.778                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.798           0.830                       -
                                                               2004        0.767           0.798                       -
                                                               2003        0.623           0.767                       -
                                                               2002        0.907           0.623                       -
                                                               2001        1.000           0.907                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
     (5/02)                                                    2005        1.121           1.153                       -
                                                               2004        1.024           1.121                       -
                                                               2003        0.787           1.024                       -
                                                               2002        1.000           0.787                   3,000

   AllianceBernstein Large-Cap Growth Portfolio - Class B
     (2/00)                                                    2005        0.780           0.882                       -
                                                               2004        0.732           0.780                       -
                                                               2003        0.603           0.732                       -
                                                               2002        0.886           0.603                       -
                                                               2001        1.000           0.886                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.116           1.253                       -
                                                               2004        0.999           1.116                       -
                                                               2003        0.750           0.999                       -
                                                               2002        0.893           0.750                       -
                                                               2001        1.000           0.893                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        0.966           1.105                       -
                                                               2004        0.873           0.966                       -
                                                               2003        0.648           0.873                       -
                                                               2002        0.872           0.648                       -
                                                               2001        1.000           0.872                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.089           1.135                       -
                                                               2004        1.003           1.089                       -
                                                               2003        0.770           1.003                       -
                                                               2002        0.958           0.770                       -
                                                               2001        1.000           0.958                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.629           1.719                       -
                                                               2004        1.260           1.629                       -
                                                               2003        0.955           1.260                       -
                                                               2002        1.000           0.955                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.309                       -
                                                               2004        1.074           1.207                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.306                       -
                                                               2004        1.067           1.205                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
     Shares (2/00)                                             2005        0.967           0.998                       -
                                                               2004        0.882           0.967                       -
                                                               2003        0.653           0.882                       -
                                                               2002        0.930           0.653                       -
                                                               2001        1.000           0.930                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.152           1.253                       -
                                                               2004        1.039           1.152                       -
                                                               2003        0.844           1.039                       -
                                                               2002        1.000           0.844                   2,000

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Developing Markets Securities Fund - Class 2
     Shares (5/03)                                             2005        1.775           2.226                       -
                                                               2004        1.446           1.775                       -
                                                               2003        1.000           1.446                       -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.088           1.180                  22,614
                                                               2004        0.933           1.088                  22,614
                                                               2003        0.717           0.933                  22,614
                                                               2002        0.894           0.717                       -
                                                               2001        1.000           0.894                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.174           1.258                       -
                                                               2004        1.028           1.174                       -
                                                               2003        0.791           1.028                       -
                                                               2002        1.000           0.791                   2,000

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        0.999           1.026                       -
                                                               2004        0.933           0.999                       -
                                                               2003        0.761           0.933                       -
                                                               2002        0.938           0.761                       -
                                                               2001        1.000           0.938                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.187           1.198                       -
                                                               2004        1.130           1.187                       -
                                                               2003        1.027           1.130                       -
                                                               2002        0.996           1.027                       -
                                                               2001        1.000           0.996                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.951           0.975                       -
                                                               2004        0.876           0.951                       -
                                                               2003        0.697           0.876                       -
                                                               2002        0.912           0.697                       -
                                                               2001        1.000           0.912                       -

   Fundamental Value Portfolio (6/00)                          2005        1.031           1.063                       -
                                                               2004        0.968           1.031                       -
                                                               2003        0.709           0.968                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Fundamental Value Portfolio  (continued)                    2002        0.916           0.709                       -
                                                               2001        1.000           0.916                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.874           0.963                       -
                                                               2004        0.737           0.874                       -
                                                               2003        0.556           0.737                       -
                                                               2002        0.785           0.556                       -
                                                               2001        1.000           0.785                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.508           1.544                       -
                                                               2004        1.334           1.508                       -
                                                               2003        1.000           1.334                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.378           1.400                       -
                                                               2004        1.243           1.378                       -
                                                               2003        1.000           1.243                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.536           1.636                       -
                                                               2004        1.258           1.536                       -
                                                               2003        1.000           1.258                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127                       -
                                                               2004        1.046           1.122                       -
                                                               2003        1.000           1.046                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.193           1.203                       -
                                                               2004        1.156           1.193                       -
                                                               2003        1.118           1.156                       -
                                                               2002        1.042           1.118                       -
                                                               2001        1.000           1.042                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.776           0.819                       -
                                                               2004        0.733           0.776                       -
                                                               2003        0.564           0.733                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares
   (continued)                                                 2002        0.814           0.564                       -
                                                               2001        1.000           0.814                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.052           1.161                       -
                                                               2004        0.920           1.052                       -
                                                               2003        0.727           0.920                       -
                                                               2002        0.897           0.727                       -
                                                               2001        1.000           0.897                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.515           1.596                       -
                                                               2004        1.220           1.515                       -
                                                               2003        0.828           1.220                       -
                                                               2002        1.029           0.828                       -
                                                               2001        1.000           1.029                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.012           1.036                       -
                                                               2004        0.949           1.012                       -
                                                               2003        0.694           0.949                       -
                                                               2002        0.941           0.694                       -
                                                               2001        1.000           0.941                       -

   Investors Fund - Class I (1/01)                             2005        0.996           1.045                       -
                                                               2004        0.917           0.996                       -
                                                               2003        0.704           0.917                       -
                                                               2002        0.930           0.704                       -
                                                               2001        1.000           0.930                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.996           1.028                  49,641
                                                               2004        0.879           0.996                  49,641
                                                               2003        0.600           0.879                  49,641
                                                               2002        0.933           0.600                       -
                                                               2001        1.000           0.933                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.809           0.795                       -
                                                               2004        0.796           0.809                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)       2003        0.655           0.796                       -
                                                               2002        0.899           0.655                       -
                                                               2001        1.000           0.899                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.878           0.919                       -
                                                               2004        0.867           0.878                       -
                                                               2003        0.656           0.867                       -
                                                               2002        0.911           0.656                       -
                                                               2001        1.000           0.911                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.440           1.492                       -
                                                               2004        1.372           1.440                       -
                                                               2003        1.061           1.372                       -
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.287           1.321                       -
                                                               2004        1.245           1.287                       -
                                                               2003        1.038           1.245                       -
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.508           1.582                       -
                                                               2004        1.390           1.508                       -
                                                               2003        1.074           1.390                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.425           1.453                       -
                                                               2004        1.357           1.425                       -
                                                               2003        1.069           1.357                       -
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.882           0.944                       -
                                                               2004        0.842           0.882                       -
                                                               2003        0.661           0.842                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   AIM Capital Appreciation Portfolio  (continued)             2002        0.883           0.661                       -
                                                               2001        1.000           0.883                       -

   Equity Income Portfolio (10/00)                             2005        1.108           1.139                  23,388
                                                               2004        1.025           1.108                  23,388
                                                               2003        0.794           1.025                  23,388
                                                               2002        0.937           0.794                       -
                                                               2001        1.000           0.937                       -

   Large Cap Portfolio (6/00)                                  2005        0.861           0.921                       -
                                                               2004        0.821           0.861                       -
                                                               2003        0.669           0.821                       -
                                                               2002        0.881           0.669                       -
                                                               2001        1.000           0.881                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.865           0.954                       -
                                                               2004        0.759           0.865                       -
                                                               2003        0.636           0.759                       -
                                                               2002        0.864           0.636                       -
                                                               2001        1.000           0.864                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.763           0.740                       -
                                                               2004        0.688           0.763                       -
                                                               2003        0.541           0.688                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2002        0.836           0.541                       -
                                                               2001        1.000           0.836                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.833           0.845                       -
                                                               2004        0.741           0.833                       -
                                                               2003        0.550           0.741                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.143           1.158                       -
                                                               2004        1.042           1.143                       -
                                                               2003        0.908           1.042                       -
                                                               2002        0.974           0.908                       -
                                                               2001        1.000           0.974                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.174                       -
                                                               2004        1.000           1.121                       -

Mondrian International Stock Portfolio (3/02)                  2005        1.217           1.312                       -
                                                               2004        1.069           1.217                       -
                                                               2003        0.844           1.069                       -
                                                               2002        1.000           0.844                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.329           1.386                       -
                                                               2004        1.215           1.329                       -
                                                               2003        1.000           1.215                       -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.039                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.094           1.116                       -
                                                               2004        1.000           1.094                       -

Strategic Equity Portfolio (6/00)                              2005        0.786           0.789                       -
                                                               2004        0.725           0.786                       -
                                                               2003        0.556           0.725                       -
                                                               2002        0.850           0.556                       -
                                                               2001        1.000           0.850                       -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.115                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.094           1.092                       -
                                                               2004        1.081           1.094                       -
                                                               2003        1.013           1.081                       -
                                                               2002        1.007           1.013                       -
                                                               2001        1.000           1.007                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.811           0.860                       -
                                                               2004        0.793           0.811                       -
                                                               2003        0.642           0.793                       -
                                                               2002        0.923           0.642                       -
                                                               2001        1.000           0.923                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.002                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.867           0.952                       -
                                                               2004        0.801           0.867                       -
                                                               2003        0.605           0.801                       -
                                                               2002        0.913           0.605                       -
                                                               2001        1.000           0.913                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.210           1.222                       -
                                                               2004        1.114           1.210                       -
                                                               2003        0.887           1.114                       -
                                                               2002        0.932           0.887                       -
                                                               2001        1.000           0.932                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        0.880           0.968                       -
                                                               2004        0.759           0.880                       -
                                                               2003        0.605           0.759                       -
                                                               2002        0.827           0.605                       -
                                                               2001        1.000           0.827                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        0.910           0.954                       -
                                                               2004        0.836           0.910                       -
                                                               2003        0.666           0.836                       -
                                                               2002        0.907           0.666                       -
                                                               2001        1.000           0.907                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.980           1.015                  26,366
                                                               2004        0.992           0.980                  26,366
                                                               2003        0.683           0.992                  26,366
                                                               2002        0.923           0.683                       -
                                                               2001        1.000           0.923                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.025           1.093                  25,663
                                                               2004        0.943           1.025                  25,663
                                                               2003        0.739           0.943                  25,663
                                                               2002        0.928           0.739                       -
                                                               2001        1.000           0.928                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.986           0.998                       -
                                                               2004        0.993           0.986                       -
                                                               2003        1.003           0.993                       -
                                                               2002        1.006           1.003                 115,989
                                                               2001        1.000           1.006                  58,410

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.742           0.788                       -
                                                               2004        0.704           0.742                       -
                                                               2003        0.562           0.704                       -
                                                               2002        0.846           0.562                       -
                                                               2001        1.000           0.846                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.089           1.124                       -
                                                               2004        0.957           1.089                       -
                                                               2003        0.685           0.957                       -
                                                               2002        0.936           0.685                       -
                                                               2001        1.000           0.936                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR         END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.205           1.386                       -
                                                               2004        1.061           1.205                       -
                                                               2003        0.840           1.061                       -
                                                               2002        0.943           0.840                       -
                                                               2001        1.000           0.943                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.428           1.659                       -
                                                               2004        1.164           1.428                       -
                                                               2003        0.856           1.164                       -
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.348           1.567                       -
                                                               2004        1.147           1.348                       -
                                                               2003        1.000           1.147                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.159           1.204                       -
                                                               2004        1.114           1.159                       -
                                                               2003        1.000           1.114                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.227           1.263                  12,996
                                                               2004        1.122           1.227                   4,346

                                                               2003        1.000           1.122                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.167           1.318                       -
                                                               2004        1.095           1.167                       -
                                                               2003        1.000           1.095                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.328           1.490                   6,187
                                                               2004        1.189           1.328                       -
                                                               2003        1.000           1.189                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.274           1.456                  62,804
                                                               2004        1.151           1.274                  29,296
                                                               2003        1.000           1.151                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.247           1.298                  57,744
                                                               2004        1.149           1.247                  30,166
                                                               2003        1.000           1.149                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.480           1.560                       -
                                                               2004        1.145           1.480                       -
                                                               2003        1.000           1.145                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.308                       -
                                                               2004        1.074           1.207                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.305                  23,642
                                                               2004        1.067           1.205                  18,002
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.310           1.350                   6,038
                                                               2004        1.194           1.310                   5,064
                                                               2003        1.000           1.194                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.240           1.348                   6,605
                                                               2004        1.119           1.240                       -
                                                               2003        1.000           1.119                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.552           1.945                   3,560
                                                               2004        1.265           1.552                       -
                                                               2003        1.000           1.265                       -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.373           1.488                  27,738
                                                               2004        1.177           1.373                   4,847
                                                               2003        1.000           1.177                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.327           1.422                       -
                                                               2004        1.163           1.327                       -
                                                               2003        1.000           1.163                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.200           1.231                  54,381
                                                               2004        1.121           1.200                  47,733
                                                               2003        1.000           1.121                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.112           1.122                   4,191
                                                               2004        1.059           1.112                   3,063
                                                               2003        1.000           1.059                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.227           1.258                       -
                                                               2004        1.132           1.227                       -
                                                               2003        1.000           1.132                       -

   Fundamental Value Portfolio (6/00)                          2005        1.246           1.284                  33,558
                                                               2004        1.171           1.246                  24,946
                                                               2003        1.000           1.171                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.355           1.493                       -
                                                               2004        1.144           1.355                       -
                                                               2003        1.000           1.144                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.328           1.358                       -
                                                               2004        1.175           1.328                       -
                                                               2003        1.000           1.175                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.266           1.285                   6,003
                                                               2004        1.142           1.266                       -
                                                               2003        1.000           1.142                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.413           1.504                  19,207
                                                               2004        1.158           1.413                       -
                                                               2003        1.000           1.158                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127                  22,356
                                                               2004        1.048           1.122                       -
                                                               2003        1.000           1.048                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.059           1.067                  35,033
                                                               2004        1.026           1.059                   3,258
                                                               2003        1.000           1.026                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.194           1.259                       -
                                                               2004        1.128           1.194                       -
                                                               2003        1.000           1.128                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.351           1.491                       -
                                                               2004        1.182           1.351                       -
                                                               2003        1.000           1.182                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.537           1.619                   2,121
                                                               2004        1.238           1.537                       -
                                                               2003        1.000           1.238                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.248           1.278                       -
                                                               2004        1.172           1.248                       -
                                                               2003        1.000           1.172                       -

   Investors Fund - Class I (1/01)                             2005        1.247           1.307                   5,929
                                                               2004        1.149           1.247                       -
                                                               2003        1.000           1.149                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.402           1.447                       -
                                                               2004        1.239           1.402                       -
                                                               2003        1.000           1.239                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.122           1.101                       -
                                                               2004        1.103           1.122                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.167           1.220                       -
                                                               2004        1.153           1.167                       -
                                                               2003        1.000           1.153                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.186           1.228                  98,845
                                                               2004        1.131           1.186                  84,029
                                                               2003        1.000           1.131                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.127           1.155                  81,936
                                                               2004        1.091           1.127                  38,331
                                                               2003        1.000           1.091                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.298                       -
                                                               2004        1.142           1.238                       -
                                                               2003        1.000           1.142                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.202                       -
                                                               2004        1.124           1.180                       -
                                                               2003        1.000           1.124                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.193           1.276                       -
                                                               2004        1.138           1.193                       -
                                                               2003        1.000           1.138                       -

   Equity Income Portfolio (10/00)                             2005        1.226           1.260                   1,775
                                                               2004        1.134           1.226                       -
                                                               2003        1.000           1.134                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Large Cap Portfolio (6/00)                                     2005        1.179           1.260                   3,224
                                                               2004        1.125           1.179                       -
                                                               2003        1.000           1.125                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.109                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.020                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.054                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.087                  11,973

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.031                       -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.244           1.371                       -
                                                               2004        1.091           1.244                       -
                                                               2003        1.000           1.091                       -

MFS Emerging Growth Portfolio (2/00)                           2005        1.228           1.191                       -
                                                               2004        1.107           1.228                       -
                                                               2003        1.000           1.107                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.272           1.290                       -
                                                               2004        1.134           1.272                       -
                                                               2003        1.000           1.134                       -

MFS Total Return Portfolio (7/00)                              2005        1.185           1.200                  11,550
                                                               2004        1.080           1.185                       -
                                                               2003        1.000           1.080                       -

MFS Value Portfolio (5/04)                                     2005        1.120           1.173                   8,558
                                                               2004        1.000           1.120                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Mondrian International Stock Portfolio (3/02)               2005        1.321           1.423                  10,672
                                                               2004        1.160           1.321                       -
                                                               2003        1.000           1.160                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.234           1.286                       -
                                                               2004        1.129           1.234                       -
                                                               2003        1.000           1.129                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.115                   6,653
                                                               2004        1.000           1.094                       -

   Strategic Equity Portfolio (6/00)                           2005        1.213           1.217                       -
                                                               2004        1.118           1.213                       -
                                                               2003        1.000           1.118                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.043           1.040                  15,500
                                                               2004        1.031           1.043                  17,272
                                                               2003        1.000           1.031                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.155           1.225                   1,419
                                                               2004        1.130           1.155                       -
                                                               2003        1.000           1.130                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.230           1.351                  37,603
                                                               2004        1.138           1.230                  11,227
                                                               2003        1.000           1.138                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                        PORTFOLIO NAME                         YEAR        YEAR         END OF YEAR         END OF YEAR
------------------------------------------------------------   ----    -------------    -------------     ---------------
   Smith Barney High Income Portfolio (8/00)                   2005        1.198           1.210                       -
                                                               2004        1.103           1.198                       -
                                                               2003        1.000           1.103                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.363           1.498                       -
                                                               2004        1.176           1.363                       -
                                                               2003        1.000           1.176                       -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.250           1.310                       -
                                                               2004        1.149           1.250                       -
                                                               2003        1.000           1.149                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.156           1.196                       -
                                                               2004        1.171           1.156                       -
                                                               2003        1.000           1.171                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.260           1.343                   5,217
                                                               2004        1.160           1.260                   5,219
                                                               2003        1.000           1.160                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.988           0.999                  21,906
                                                               2004        0.996           0.988                  19,959
                                                               2003        1.000           0.996                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.176           1.249                       -
                                                               2004        1.117           1.176                       -
                                                               2003        1.000           1.117                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406           1.451                   1,274
                                                               2004        1.237           1.406                       -
                                                               2003        1.000           1.237                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR          END OF YEAR        END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.297           1.490                  24,118
                                                               2004        1.143           1.297                   5,023
                                                               2003        1.000           1.143                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.471           1.708                  14,767
                                                               2004        1.200           1.471                       -
                                                               2003        1.000           1.200                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.70%

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                      PORTFOLIO NAME                               YEAR     OF YEAR     END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (3/02)                                2005      1.398         1.624                 -
                                                                   2004      1.189         1.398                 -
                                                                   2003      0.969         1.189                 -
                                                                   2002      1.000         0.969                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)                  2005      1.232         1.279            12,254
                                                                   2004      1.184         1.232            12,254
                                                                   2003      0.963         1.184            12,254
                                                                   2002      1.000         0.963                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005      1.365         1.403            82,201
                                                                   2004      1.248         1.365            66,221
                                                                   2003      0.960         1.248            55,990
                                                                   2002      1.000         0.960                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (2/00)   2005      1.224         1.383            22,639
                                                                   2004      1.150         1.224            29,427
                                                                   2003      0.948         1.150            28,838
                                                                   2002      1.000         0.948                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                      2005      1.461         1.639           236,271
                                                                   2004      1.309         1.461           197,563
                                                                   2003      0.985         1.309           144,510
                                                                   2002      1.000         0.985                 -

   Growth Fund - Class 2 Shares (2/00)                             2005      1.429         1.633           811,971
                                                                   2004      1.292         1.429           841,707
                                                                   2003      0.961         1.292           674,663
                                                                   2002      1.000         0.961                 -

   Growth-Income Fund - Class 2 Shares (2/00)                      2005      1.372         1.428         1,334,060
                                                                   2004      1.265         1.372         1,302,700
                                                                   2003      0.971         1.265         1,117,921
                                                                   2002      1.000         0.971                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                          PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)                2005      1.711         1.803                -
                                                                   2004      1.325         1.711                -
                                                                   2003      1.005         1.325                -
                                                                   2002      1.000         1.005                -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.206         1.306           13,365
                                                                   2004      1.074         1.206            1,394
                                                                   2003      1.000         1.074                -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.204         1.304           44,116
                                                                   2004      1.067         1.204           32,153
                                                                   2003      1.000         1.067                -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.033                -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (2/00)                                                          2005      1.433         1.476          175,725
                                                                   2004      1.307         1.433          250,989
                                                                   2003      0.969         1.307          158,368
                                                                   2002      1.000         0.969                -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.355         1.473          182,584
                                                                   2004      1.223         1.355          169,564
                                                                   2003      0.994         1.223          140,562
                                                                   2002      1.000         0.994                -

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.772         2.220           17,251
                                                                   2004      1.445         1.772           10,971
                                                                   2003      1.000         1.445              688

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)       2005      1.498         1.623          404,959
                                                                   2004      1.285         1.498          410,113

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                   NUMBER OF UNITS
                                                                          AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                               YEAR    OF YEAR      END OF YEAR     END OF YEAR
------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Templeton Foreign Securities Fund - Class 2 Shares (continued)   2003     0.989          1.285          327,983
                                                                    2002     1.000          0.989                -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)         2005     1.447          1.549           36,260
                                                                    2004     1.269          1.447           13,744
                                                                    2003     0.977          1.269                -
                                                                    2002     1.000          0.977                -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                    2005     1.280          1.312          831,271
                                                                    2004     1.196          1.280          916,257
                                                                    2003     0.977          1.196          671,165
                                                                    2002     1.000          0.977                -

   Diversified Strategic Income Portfolio (7/00)                    2005     1.165          1.174          463,407
                                                                    2004     1.110          1.165          463,361
                                                                    2003     1.010          1.110          323,056
                                                                    2002     1.000          1.010                -

   Equity Index Portfolio - Class II Shares (6/00)                  2005     1.316          1.349          440,113
                                                                    2004     1.214          1.316          429,756
                                                                    2003     0.967          1.214          298,686
                                                                    2002     1.000          0.967                -

   Fundamental Value Portfolio (6/00)                               2005     1.401          1.443          718,960
                                                                    2004     1.316          1.401          762,092
                                                                    2003     0.966          1.316          544,691
                                                                    2002     1.000          0.966                -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)                 2005     1.543          1.699            4,479
                                                                    2004     1.302          1.543           29,032
                                                                    2003     0.983          1.302           27,299
                                                                    2002     1.000          0.983                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                   NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------  ----  ------------  -------------  ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                  2005     1.506          1.540                -
                                                                 2004     1.333          1.506                -
                                                                 2003     1.000          1.333                -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                            2005     1.376          1.396           24,265
                                                                 2004     1.242          1.376            2,317
                                                                 2003     1.000          1.242                -

   Mid-Cap Value Portfolio (5/03)                                2005     1.533          1.631            7,987
                                                                 2004     1.257          1.533            7,990
                                                                 2003     1.000          1.257           37,875

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)           2005     1.120          1.124          132,437
                                                                 2004     1.046          1.120           64,766
                                                                 2003     1.000          1.046           11,362

   Total Return Portfolio - Administrative Class (5/01)          2005     1.078          1.085        1,550,550
                                                                 2004     1.045          1.078        1,513,961
                                                                 2003     1.012          1.045        1,146,936
                                                                 2002     1.000          1.012                -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)      2005     1.315          1.387                -
                                                                 2004     1.244          1.315                -
                                                                 2003     0.958          1.244                -
                                                                 2002     1.000          0.958                -

   Putnam VT International Equity Fund - Class IB Shares (5/01)  2005     1.436          1.584           68,481
                                                                 2004     1.257          1.436           91,495
                                                                 2003     0.994          1.257           63,026
                                                                 2002     1.000          0.994                -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)       2005     1.783          1.877          149,542
                                                                 2004     1.437          1.783          141,908

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE                   NUMBER OF UNITS
                                                                           AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                YEAR    OF YEAR      END OF YEAR     END OF YEAR
-------------------------------------------------------------------   ----  ------------  -------------  ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares  (continued)     2003     0.977          1.437           92,122
                                                                     2002     1.000          0.977                -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                     2005     1.397          1.430          271,882
                                                                     2004     1.312          1.397          286,755
                                                                     2003     0.960          1.312          272,909
                                                                     2002     1.000          0.960                -

   Investors Fund - Class I (1/01)                                   2005     1.353          1.418          196,783
                                                                     2004     1.247          1.353          212,149
                                                                     2003     0.959          1.247          120,729
                                                                     2002     1.000          0.959                -

   Small Cap Growth Fund - Class I (3/00)                            2005     1.607          1.657           76,407
                                                                     2004     1.420          1.607          100,927
                                                                     2003     0.970          1.420           86,086
                                                                     2002     1.000          0.970                -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                   2005     1.188          1.166          104,305
                                                                     2004     1.169          1.188          109,777
                                                                     2003     0.963          1.169           95,035
                                                                     2002     1.000          0.963                -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)   2005     1.282          1.340            8,020
                                                                     2004     1.267          1.282                -
                                                                     2003     0.960          1.267                -
                                                                     2002     1.000          0.960                -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)  2005     1.313          1.359          557,730
                                                                     2004     1.253          1.313          509,181
                                                                     2003     0.969          1.253          490,637
                                                                     2002     1.000          0.969                -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE                   NUMBER OF UNITS
                                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                  YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005     1.212          1.243          769,999
                                                                       2004     1.174          1.212          841,302
                                                                       2003     0.980          1.174          306,044
                                                                       2002     1.000          0.980                -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005     1.350          1.414          245,996
                                                                       2004     1.245          1.350          197,082
                                                                       2003     0.963          1.245          151,687
                                                                       2002     1.000          0.963                -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005     1.280          1.303          105,858
                                                                       2004     1.220          1.280          102,611
                                                                       2003     0.962          1.220           62,307
                                                                       2002     1.000          0.962                -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005     1.287          1.376           57,605
                                                                       2004     1.229          1.287           59,808
                                                                       2003     0.967          1.229           36,030
                                                                       2002     1.000          0.967                -

   Equity Income Portfolio (10/00)                                     2005     1.335          1.372          666,567
                                                                       2004     1.236          1.335          788,266
                                                                       2003     0.958          1.236          636,759
                                                                       2002     1.000          0.958                -

   Large Cap Portfolio (6/00)                                          2005     1.241          1.326           47,779
                                                                       2004     1.185          1.241           47,608
                                                                       2003     0.967          1.185           43,368
                                                                       2002     1.000          0.967                -

   Managed Allocation Series: Aggressive Portfolio (5/05)              2005     1.000          1.109                -

   Managed Allocation Series: Conservative Portfolio (7/05)            2005     1.007          1.020                -

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE                   NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
Managed Allocation Series: Moderate Portfolio (6/05)               2005     1.008          1.054                -

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)    2005     1.000          1.087                -

Managed Allocation Series: Moderate-Conservative Portfolio (6/05)  2005     1.000          1.031                -

Mercury Large Cap Core Portfolio (6/00)                            2005     1.321          1.455           33,676
                                                                   2004     1.159          1.321           34,564
                                                                   2003     0.973          1.159           30,330
                                                                   2002     1.000          0.973                -

MFS Emerging Growth Portfolio (2/00)                               2005     1.367          1.326                -
                                                                   2004     1.233          1.367           50,357
                                                                   2003     0.971          1.233           40,047
                                                                   2002     1.000          0.971                -

MFS Mid Cap Growth Portfolio (3/02)                                2005     1.472          1.492           27,340
                                                                   2004     1.313          1.472                -
                                                                   2003     0.974          1.313                -
                                                                   2002     1.000          0.974                -

MFS Total Return Portfolio (7/00)                                  2005     1.238          1.253          832,099
                                                                   2004     1.130          1.238          728,909
                                                                   2003     0.986          1.130          547,413
                                                                   2002     1.000          0.986                -

MFS Value Portfolio (5/04)                                         2005     1.120          1.172                -
                                                                   2004     1.000          1.120                -

Mondrian International Stock Portfolio (3/02)                      2005     1.441          1.551           11,804
                                                                   2004     1.266          1.441            1,103
                                                                   2003     1.001          1.266                -
                                                                   2002     1.000          1.001                -

Pioneer Fund Portfolio (5/03)                                      2005     1.327          1.383                -
                                                                   2004     1.214          1.327                -
                                                                   2003     1.000          1.214                -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE                   NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                       2005     1.036          1.039                 -

   Pioneer Strategic Income Portfolio (5/04)                    2005     1.093          1.114             5,622
                                                                2004     1.000          1.093             5,622

   Strategic Equity Portfolio (6/00)                            2005     1.369          1.374             6,178
                                                                2004     1.263          1.369             6,178
                                                                2003     0.970          1.263             3,196
                                                                2002     1.000          0.970                 -

   Style Focus Series: Small Cap Growth Portfolio (6/05)        2005     1.027          1.114                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)         2005     1.000          1.110                 -

   Travelers Managed Income Portfolio (7/00)                    2005     1.093          1.090           900,220
                                                                2004     1.081          1.093           940,269
                                                                2003     1.014          1.081           742,399
                                                                2002     1.000          1.014                 -

   Van Kampen Enterprise Portfolio (4/00)                       2005     1.219          1.292             5,686
                                                                2004     1.193          1.219             5,698
                                                                2003     0.966          1.193             3,437
                                                                2002     1.000          0.966                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)  2005     0.993          0.999                 -
                                                                2004     0.998          0.993                 -
                                                                2003     1.000          0.998                 -

   Smith Barney Aggressive Growth Portfolio (3/00)              2005     1.359          1.492         1,172,756
                                                                2004     1.258          1.359         1,213,908
                                                                2003     0.951          1.258           947,548
                                                                2002     1.000          0.951                 -

   Smith Barney High Income Portfolio (8/00)                    2005     1.372          1.384           871,928
                                                                2004     1.263          1.372           938,742
                                                                2003     1.007          1.263           727,125
                                                                2002     1.000          1.007                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                   NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------  ----  ------------  -------------  ---------------
   Smith Barney International All Cap Growth Portfolio (3/00)    2005     1.432          1.572                 -
                                                                 2004     1.235          1.432                 -
                                                                 2003     0.986          1.235                 -
                                                                 2002     1.000          0.986                 -

   Smith Barney Large Cap Value Portfolio (6/00)                 2005     1.322          1.385                 -
                                                                 2004     1.216          1.322                 -
                                                                 2003     0.969          1.216                 -
                                                                 2002     1.000          0.969                 -

   Smith Barney Large Capitalization Growth Portfolio (2/00)     2005     1.354          1.401           201,200
                                                                 2004     1.373          1.354           208,788
                                                                 2003     0.946          1.373           205,485
                                                                 2002     1.000          0.946                 -

   Smith Barney Mid Cap Core Portfolio (4/00)                    2005     1.353          1.441           400,644
                                                                 2004     1.246          1.353           403,080
                                                                 2003     0.977          1.246           336,263
                                                                 2002     1.000          0.977                 -

   Smith Barney Money Market Portfolio (2/00)                    2005     0.981          0.992           873,271
                                                                 2004     0.989          0.981         1,254,797
                                                                 2003     1.000          0.989           538,435
                                                                 2002     1.000          1.000                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)             2005     1.264          1.342            96,541
                                                                 2004     1.201          1.264           107,315
                                                                 2003     0.960          1.201            90,811
                                                                 2002     1.000          0.960                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005     1.546          1.595            57,413
                                                                 2004     1.360          1.546            78,814
                                                                 2003     0.975          1.360            81,449
                                                                 2002     1.000          0.975                 -

                         CONDENSED FINANCIAL INFORMATION

                                                          UNIT VALUE                  NUMBER OF UNITS
                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                 PORTFOLIO NAME                    YEAR    OF YEAR      END OF YEAR     END OF YEAR
-------------------------------------------------  ----  ------------  -------------  ---------------
Variable Insurance Products Fund

   Contrafund(R) Portfolio - Service Class (5/00)  2005     1.419          1.630          425,379
                                                   2004     1.251          1.419          401,681
                                                   2003     0.992          1.251          360,610
                                                   2002     1.000          0.992                -

   Mid Cap Portfolio - Service Class 2 (7/02)      2005     1.643          1.907          258,487
                                                   2004     1.341          1.643          299,647
                                                   2003     0.986          1.341          213,509
                                                   2002     1.000          0.986                -

                        CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.75%

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (3/02)                                2005     1.121          1.302           36,894
                                                                   2004     0.954          1.121           20,151
                                                                   2003     0.777          0.954           14,371
                                                                   2002     1.000          0.777                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)                  2005     0.794          0.824                -
                                                                   2004     0.764          0.794                -
                                                                   2003     0.621          0.764                -
                                                                   2002     0.907          0.621                -
                                                                   2001     1.000          0.907                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005     1.116          1.147                -
                                                                   2004     1.021          1.116                -
                                                                   2003     0.786          1.021                -
                                                                   2002     1.000          0.786                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (2/00)   2005     0.776          0.876            2,359
                                                                   2004     0.729          0.776            2,370
                                                                   2003     0.601          0.729            2,374
                                                                   2002     0.885          0.601                -
                                                                   2001     1.000          0.885                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                      2005     1.110          1.244          189,172
                                                                   2004     0.995          1.110           86,407
                                                                   2003     0.749          0.995                -
                                                                   2002     0.893          0.749                -
                                                                   2001     1.000          0.893                -

   Growth Fund - Class 2 Shares (2/00)                             2005     0.961          1.097          318,044
                                                                   2004     0.869          0.961          142,633
                                                                   2003     0.647          0.869              939
                                                                   2002     0.871          0.647                -
                                                                   2001     1.000          0.871                -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Growth-Income Fund - Class 2 Shares (2/00)                      2005      1.084         1.127         484,514
                                                                   2004      0.999         1.084         471,293
                                                                   2003      0.768         0.999               -
                                                                   2002      0.957         0.768               -
                                                                   2001      1.000         0.957               -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)                2005      1.623         1.709          82,644
                                                                   2004      1.257         1.623          59,655
                                                                   2003      0.954         1.257          21,110
                                                                   2002      1.000         0.954               -

FAM Variable Series Funds, Inc.

   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.205         1.305          14,627
                                                                   2004      1.074         1.205               -
                                                                   2003      1.000         1.074               -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.203         1.302           4,729
                                                                   2004      1.067         1.203               -
                                                                   2003      1.000         1.067               -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.033               -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares

   (2/00)                                                          2005      0.962         0.991               -
                                                                   2004      0.878         0.962               -
                                                                   2003      0.651         0.878               -
                                                                   2002      0.929         0.651               -
                                                                   2001      1.000         0.929               -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.147         1.246          89,615
                                                                   2004      1.036         1.147          60,112
                                                                   2003      0.843         1.036               -
                                                                   2002      1.000         0.843               -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.770         2.217           60,250
                                                                   2004      1.444         1.770           12,110
                                                                   2003      1.000         1.444            1,599

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)       2005      1.082         1.172           17,880
                                                                   2004      0.929         1.082                -
                                                                   2003      0.715         0.929                -
                                                                   2002      0.894         0.715                -
                                                                   2001      1.000         0.894                -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)        2005      1.169         1.251          127,988
                                                                   2004      1.026         1.169           71,930
                                                                   2003      0.790         1.026                -
                                                                   2002      1.000         0.790                -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                   2005      0.994         1.019            6,064
                                                                   2004      0.930         0.994                -
                                                                   2003      0.760         0.930                -
                                                                   2002      0.937         0.760                -
                                                                   2001      1.000         0.937                -

   Diversified Strategic Income Portfolio (7/00)                   2005      1.181         1.190                -
                                                                   2004      1.126         1.181                -
                                                                   2003      1.025         1.126                -
                                                                   2002      0.995         1.025                -
                                                                   2001      1.000         0.995                -

   Equity Index Portfolio - Class II Shares (6/00)                 2005      0.946         0.969          283,227
                                                                   2004      0.873         0.946          169,018
                                                                   2003      0.695         0.873           46,366
                                                                   2002      0.912         0.695                -
                                                                   2001      1.000         0.912                -

   Fundamental Value Portfolio (6/00)                              2005      1.025         1.056            7,808
                                                                   2004      0.964         1.025                -
                                                                   2003      0.708         0.964                -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE                  NUMBER OF UNITS
                                                                   AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                        YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------  ----  ------------  -------------  ---------------
   Fundamental Value Portfolio  (continued)                  2002      0.915         0.708                -
                                                             2001      1.000         0.915                -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)          2005      0.869         0.957                -
                                                             2004      0.734         0.869                -
                                                             2003      0.554         0.734                -
                                                             2002      0.785         0.554                -
                                                             2001      1.000         0.785                -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)              2005      1.505         1.538           35,017
                                                             2004      1.333         1.505           32,700
                                                             2003      1.000         1.333            4,014

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                        2005      1.374         1.394           53,274
                                                             2004      1.242         1.374           31,692
                                                             2003      1.000         1.242            5,319

   Mid-Cap Value Portfolio (5/03)                            2005      1.532         1.629           66,229
                                                             2004      1.257         1.532           49,838
                                                             2003      1.000         1.257            5,215

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)       2005      1.119         1.122          225,080
                                                             2004      1.045         1.119          230,481
                                                             2003      1.000         1.045                -

   Total Return Portfolio - Administrative Class (5/01)      2005      1.187         1.195          160,259
                                                             2004      1.151         1.187           69,698
                                                             2003      1.115         1.151                -
                                                             2002      1.041         1.115                -
                                                             2001      1.000         1.041                -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)  2005      0.772         0.813                -
                                                             2004      0.730         0.772                -
                                                             2003      0.563         0.730                -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares  (continued)  2002      0.813         0.563               -
                                                                   2001      1.000         0.813               -

   Putnam VT International Equity Fund - Class IB Shares (5/01)    2005      1.046         1.153               -
                                                                   2004      0.916         1.046               -
                                                                   2003      0.725         0.916               -
                                                                   2002      0.897         0.725               -
                                                                   2001      1.000         0.897               -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)         2005      1.507         1.585          55,446
                                                                   2004      1.215         1.507           8,394
                                                                   2003      0.826         1.215               -
                                                                   2002      1.029         0.826               -
                                                                   2001      1.000         1.029               -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                   2005      1.006         1.029          91,691
                                                                   2004      0.946         1.006          69,554
                                                                   2003      0.692         0.946             867
                                                                   2002      0.940         0.692               -
                                                                   2001      1.000         0.940               -

   Investors Fund - Class I (1/01)                                 2005      0.991         1.038          12,123
                                                                   2004      0.914         0.991          11,028
                                                                   2003      0.703         0.914               -
                                                                   2002      0.929         0.703               -
                                                                   2001      1.000         0.929               -

   Small Cap Growth Fund - Class I (3/00)                          2005      0.990         1.021          47,768
                                                                   2004      0.875         0.990          19,847
                                                                   2003      0.598         0.875           3,414
                                                                   2002      0.933         0.598               -
                                                                   2001      1.000         0.933               -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                 2005      0.805         0.790               -
                                                                   2004      0.793         0.805               -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE                  NUMBER OF UNITS
                                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                  YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)               2003      0.653         0.793               -
                                                                       2002      0.898         0.653               -
                                                                       2001      1.000         0.898               -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)     2005      0.873         0.912               -
                                                                       2004      0.864         0.873               -
                                                                       2003      0.655         0.864               -
                                                                       2002      0.910         0.655               -
                                                                       2001      1.000         0.910               -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)    2005      1.435         1.485               -
                                                                       2004      1.370         1.435               -
                                                                       2003      1.060         1.370               -
                                                                       2002      1.000         1.060               -

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005      1.283         1.314               -
                                                                       2004      1.243         1.283               -
                                                                       2003      1.037         1.243               -
                                                                       2002      1.000         1.037               -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005      1.503         1.574               -
                                                                       2004      1.388         1.503               -
                                                                       2003      1.073         1.388               -
                                                                       2002      1.000         1.073               -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005      1.421         1.446               -
                                                                       2004      1.354         1.421               -
                                                                       2003      1.068         1.354               -
                                                                       2002      1.000         1.068               -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005      0.877         0.938          19,283
                                                                       2004      0.838         0.877          12,441
                                                                       2003      0.660         0.838               -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE                  NUMBER OF UNITS
                                                                            AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                 YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------------  ----  ------------  -------------  ---------------
   AIM Capital Appreciation Portfolio  (continued)                    2002      0.882         0.660               -
                                                                      2001      1.000         0.882               -

   Equity Income Portfolio (10/00)                                    2005      1.102         1.132         117,232
                                                                      2004      1.021         1.102         217,227
                                                                      2003      0.792         1.021           1,123
                                                                      2002      0.936         0.792               -
                                                                      2001      1.000         0.936               -

   Large Cap Portfolio (6/00)                                         2005      0.856         0.914          27,487
                                                                      2004      0.818         0.856          24,729
                                                                      2003      0.668         0.818          24,729
                                                                      2002      0.880         0.668               -
                                                                      2001      1.000         0.880               -

   Managed Allocation Series: Aggressive Portfolio (5/05)             2005      1.000         1.109               -

   Managed Allocation Series: Conservative Portfolio (7/05)           2005      1.007         1.020               -

   Managed Allocation Series: Moderate Portfolio (6/05)               2005      1.008         1.054          24,396

   Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)    2005      1.000         1.087          67,304

   Managed Allocation Series: Moderate-Conservative Portfolio (6/05)  2005      1.000         1.030           6,911

   Mercury Large Cap Core Portfolio (6/00)                            2005      0.861         0.948          24,001
                                                                      2004      0.756         0.861           4,740
                                                                      2003      0.635         0.756               -
                                                                      2002      0.863         0.635               -
                                                                      2001      1.000         0.863               -

   MFS Emerging Growth Portfolio (2/00)                               2005      0.759         0.736               -
                                                                      2004      0.685         0.759          14,735
                                                                      2003      0.540         0.685           4,808

                         CONDENSED FINANCIAL INFORMATION

                                                                 UNIT VALUE                  NUMBER OF UNITS
                                                                AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                     YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------  ----  ------------  -------------  ---------------
   MFS Emerging Growth Portfolio  (continued)             2002     0.835          0.540                -
                                                          2001     1.000          0.835                -

   MFS Mid Cap Growth Portfolio (3/02)                    2005     0.829          0.840           36,089
                                                          2004     0.740          0.829           18,766
                                                          2003     0.549          0.740            1,104
                                                          2002     1.000          0.549                -

   MFS Total Return Portfolio (7/00)                      2005     1.137          1.150          280,001
                                                          2004     1.038          1.137          366,021
                                                          2003     0.906          1.038            4,840
                                                          2002     0.973          0.906                -
                                                          2001     1.000          0.973                -

   MFS Value Portfolio (5/04)                             2005     1.120          1.171           40,963
                                                          2004     1.000          1.120           29,551

   Mondrian International Stock Portfolio (3/02)          2005     1.212          1.305           14,258
                                                          2004     1.066          1.212                -
                                                          2003     0.843          1.066                -
                                                          2002     1.000          0.843                -

   Pioneer Fund Portfolio (5/03)                          2005     1.326          1.381           18,377
                                                          2004     1.214          1.326           17,677
                                                          2003     1.000          1.214                -

   Pioneer Mid Cap Value Portfolio (7/05)                 2005     1.036          1.039            3,410

   Pioneer Strategic Income Portfolio (5/04)              2005     1.093          1.114           22,766
                                                          2004     1.000          1.093                -

   Strategic Equity Portfolio (6/00)                      2005     0.782          0.784           19,848
                                                          2004     0.722          0.782           19,856
                                                          2003     0.554          0.722            1,584
                                                          2002     0.849          0.554                -
                                                          2001     1.000          0.849                -

   Style Focus Series: Small Cap Growth Portfolio (6/05)  2005     1.027          1.114                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                  NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)         2005     1.000          1.110               -

   Travelers Managed Income Portfolio (7/00)                    2005     1.089          1.084               -
                                                                2004     1.077          1.089               -
                                                                2003     1.011          1.077               -
                                                                2002     1.007          1.011               -
                                                                2001     1.000          1.007               -

   Van Kampen Enterprise Portfolio (4/00)                       2005     0.807          0.854               -
                                                                2004     0.790          0.807               -
                                                                2003     0.640          0.790               -
                                                                2002     0.922          0.640               -
                                                                2001     1.000          0.922               -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)  2005     0.992          0.998          34,886
                                                                2004     0.998          0.992          12,693
                                                                2003     1.000          0.998               -

   Smith Barney Aggressive Growth Portfolio (3/00)              2005     0.862          0.946          10,956
                                                                2004     0.798          0.862               -
                                                                2003     0.604          0.798               -
                                                                2002     0.912          0.604               -
                                                                2001     1.000          0.912               -

   Smith Barney High Income Portfolio (8/00)                    2005     1.204          1.214               -
                                                                2004     1.109          1.204               -
                                                                2003     0.885          1.109               -
                                                                2002     0.931          0.885               -
                                                                2001     1.000          0.931               -

   Smith Barney International All Cap Growth Portfolio (3/00)   2005     0.876          0.961               -
                                                                2004     0.756          0.876               -
                                                                2003     0.604          0.756               -
                                                                2002     0.827          0.604               -
                                                                2001     1.000          0.827               -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE                  NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------   ----  ------------  -------------  ---------------
   Smith Barney Large Cap Value Portfolio (6/00)                 2005      0.906         0.948             -
                                                                 2004      0.833         0.906             -
                                                                 2003      0.664         0.833             -
                                                                 2002      0.906         0.664             -
                                                                 2001      1.000         0.906             -

   Smith Barney Large Capitalization Growth Portfolio (2/00)     2005      0.975         1.008             -
                                                                 2004      0.989         0.975             -
                                                                 2003      0.682         0.989             -
                                                                 2002      0.922         0.682             -
                                                                 2001      1.000         0.922             -

   Smith Barney Mid Cap Core Portfolio (4/00)                    2005      1.020         1.085             -
                                                                 2004      0.940         1.020             -
                                                                 2003      0.737         0.940             -
                                                                 2002      0.927         0.737             -
                                                                 2001      1.000         0.927             -

   Smith Barney Money Market Portfolio (2/00)                    2005      0.981         0.991             -
                                                                 2004      0.989         0.981             -
                                                                 2003      1.000         0.989             -
                                                                 2002      1.005         1.000             -
                                                                 2001      1.000         1.005             -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)             2005      0.738         0.783             -
                                                                 2004      0.702         0.738             -
                                                                 2003      0.561         0.702             -
                                                                 2002      0.845         0.561             -
                                                                 2001      1.000         0.845             -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005      1.083         1.116             -
                                                                 2004      0.953         1.083             -
                                                                 2003      0.683         0.953             -
                                                                 2002      0.935         0.683             -
                                                                 2001      1.000         0.935             -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                  NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005     1.199          1.376            6,188
                                                                2004     1.057          1.199                -
                                                                2003     0.838          1.057                -
                                                                2002     0.942          0.838                -
                                                                2001     1.000          0.942                -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005     1.422          1.650          164,487
                                                                2004     1.161          1.422          102,705
                                                                2003     0.855          1.161              710
                                                                2002     1.000          0.855                -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.80%

                                                                    UNIT VALUE AT                   NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                        YEAR       YEAR         END OF YEAR     END OF YEAR
----------------------------------------------------------   ----   -------------   -------------   ---------------
   Capital Appreciation Fund (3/02)                          2005      1.395           1.619                555
                                                             2004      1.188           1.395                  -
                                                             2003      0.968           1.188                  -
                                                             2002      1.000           0.968                  -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)            2005      1.229           1.276                  -
                                                             2004      1.183           1.229                  -
                                                             2003      0.963           1.183                  -
                                                             2002      1.000           0.963                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                    2005      1.362           1.399            544,546
                                                             2004      1.247           1.362            391,798
                                                             2003      0.960           1.247            132,792
                                                             2002      1.000           0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                    2005      1.222           1.378            118,538
                                                             2004      1.148           1.222            107,514
                                                             2003      0.948           1.148             56,579
                                                             2002      1.000           0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                2005      1.458           1.634          2,015,328
                                                             2004      1.308           1.458          1,380,219
                                                             2003      0.984           1.308            234,527
                                                             2002      1.000           0.984                  -

   Growth Fund - Class 2 Shares (2/00)                       2005      1.426           1.628          7,024,875
                                                             2004      1.291           1.426          5,178,708
                                                             2003      0.961           1.291          1,160,688
                                                             2002      1.000           0.961                  -

   Growth-Income Fund - Class 2 Shares (2/00)                2005      1.370           1.424          8,731,465
                                                             2004      1.263           1.370          6,778,127
                                                             2003      0.971           1.263          1,336,803
                                                             2002      1.000           0.971                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR     END OF YEAR
------------------------------------------------------------   ----   -------------   -------------   ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.708           1.798           20,885
                                                               2004        1.323           1.708                -
                                                               2003        1.005           1.323                -
                                                               2002        1.000           1.005                -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304          124,680
                                                               2004        1.074           1.205           31,763
                                                               2003        1.000           1.074                -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301          410,697
                                                               2004        1.067           1.203          266,973
                                                               2003        1.000           1.067                -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033           57,034

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.430           1.472          976,839
                                                               2004        1.306           1.430          808,014
                                                               2003        0.969           1.306          197,012
                                                               2002        1.000           0.969                -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352           1.468        1,104,163
                                                               2004        1.222           1.352          790,024
                                                               2003        0.994           1.222          124,736
                                                               2002        1.000           0.994                -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214          570,963
                                                               2004        1.444           1.769          330,772
                                                               2003        1.000           1.444           23,210

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.495           1.618        1,949,906
                                                               2004        1.284           1.495        1,314,117

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989            1.284             301,150
                                                               2002        1.000            0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444            1.544             296,634
                                                               2004        1.267            1.444             131,294
                                                               2003        0.977            1.267                   -
                                                               2002        1.000            0.977                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.277            1.308           2,972,829
                                                               2004        1.195            1.277           2,460,562
                                                               2003        0.977            1.195             722,211
                                                               2002        1.000            0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.162            1.171           2,762,355
                                                               2004        1.109            1.162           2,453,519
                                                               2003        1.010            1.109             528,297
                                                               2002        1.000            1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.314            1.345           1,418,018
                                                               2004        1.213            1.314           1,278,376
                                                               2003        0.967            1.213             406,638
                                                               2002        1.000            0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.398            1.439           5,197,570
                                                               2004        1.315            1.398           4,442,339
                                                               2003        0.966            1.315           1,059,002
                                                               2002        1.000            0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.540            1.694             112,445
                                                               2004        1.301            1.540             114,949
                                                               2003        0.983            1.301              44,257
                                                               2002        1.000            0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503            1.536              203,182
                                                               2004        1.332            1.503              145,543
                                                               2003        1.000            1.332                5,088

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373            1.393              389,577
                                                               2004        1.241            1.373              238,090
                                                               2003        1.000            1.241               66,009

   Mid-Cap Value Portfolio (5/03)                              2005        1.531            1.627              702,206
                                                               2004        1.256            1.531              306,285
                                                               2003        1.000            1.256               24,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118            1.121            1,993,633
                                                               2004        1.045            1.118            1,416,064
                                                               2003        1.000            1.045               74,524

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075            1.082            7,533,642
                                                               2004        1.044            1.075            6,051,109
                                                               2003        1.012            1.044            1,810,590
                                                               2002        1.000            1.012                    -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.313            1.383                    -
                                                               2004        1.242            1.313                    -
                                                               2003        0.958            1.242                    -
                                                               2002        1.000            0.958                    -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433            1.579              177,779
                                                               2004        1.255            1.433              171,189
                                                               2003        0.994            1.255               65,606
                                                               2002        1.000            0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780            1.871              582,766
                                                               2004        1.436            1.780              418,701

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977            1.436              213,538
                                                               2002        1.000            0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.395            1.425            1,554,598
                                                               2004        1.311            1.395            1,214,031
                                                               2003        0.960            1.311              481,537
                                                               2002        1.000            0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.351            1.413              595,208
                                                               2004        1.246            1.351              540,357
                                                               2003        0.959            1.246              165,806
                                                               2002        1.000            0.959                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.604            1.652              320,087
                                                               2004        1.418            1.604              277,758
                                                               2003        0.970            1.418               89,952
                                                               2002        1.000            0.970                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.186            1.163              435,580
                                                               2004        1.168            1.186              418,237
                                                               2003        0.963            1.168              148,659
                                                               2002        1.000            0.963                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.279            1.336               65,450
                                                               2004        1.266            1.279               40,772
                                                               2003        0.960            1.266                7,783
                                                               2002        1.000            0.960                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.311            1.355           11,592,316
                                                               2004        1.251            1.311            8,485,037
                                                               2003        0.969            1.251              737,993
                                                               2002        1.000            0.969                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.210            1.239           12,219,192
                                                               2004        1.173            1.210            9,675,598
                                                               2003        0.980            1.173              844,272
                                                               2002        1.000            0.980                    -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.347            1.410            4,034,650
                                                               2004        1.244            1.347            2,566,168
                                                               2003        0.963            1.244               44,526
                                                               2002        1.000            0.963                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.277            1.299            1,905,337
                                                               2004        1.218            1.277            1,615,751
                                                               2003        0.962            1.218              187,143
                                                               2002        1.000            0.962                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285            1.372              241,163
                                                               2004        1.228            1.285              239,422
                                                               2003        0.967            1.228               78,200
                                                               2002        1.000            0.967                    -

   Equity Income Portfolio (10/00)                             2005        1.333            1.367            2,251,097
                                                               2004        1.235            1.333            1,796,282
                                                               2003        0.958            1.235              304,490
                                                               2002        1.000            0.958                    -

   Large Cap Portfolio (6/00)                                  2005        1.238            1.322              392,678
                                                               2004        1.184            1.238              302,101
                                                               2003        0.967            1.184              153,454
                                                               2002        1.000            0.967                    -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.108               15,294

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.019                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008            1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000            1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000            1.030                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.318            1.451             109,359
                                                               2004        1.158            1.318             105,100
                                                               2003        0.973            1.158              32,716
                                                               2002        1.000            0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.364            1.323                   -
                                                               2004        1.232            1.364             384,779
                                                               2003        0.971            1.232             121,953
                                                               2002        1.000            0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.469            1.487             362,912
                                                               2004        1.311            1.469                   -
                                                               2003        0.974            1.311                   -
                                                               2002        1.000            0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.235            1.249           5,667,028
                                                               2004        1.128            1.235           4,150,019
                                                               2003        0.986            1.128           1,058,596
                                                               2002        1.000            0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.119            1.170             256,534
                                                               2004        1.000            1.119             172,176

Mondrian International Stock Portfolio (3/02)                  2005        1.438            1.547             557,621
                                                               2004        1.265            1.438             334,945
                                                               2003        1.001            1.265              19,795
                                                               2002        1.000            1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.325            1.379             375,239
                                                               2004        1.214            1.325             299,231
                                                               2003        1.000            1.214              27,826

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036            1.038                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093            1.113           1,101,817
                                                               2004        1.000            1.093             407,548

   Strategic Equity Portfolio (6/00)                           2005        1.366            1.369              83,666
                                                               2004        1.262            1.366              73,019
                                                               2003        0.970            1.262              35,436
                                                               2002        1.000            0.970                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027            1.114                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000            1.109                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.091            1.086           1,985,243
                                                               2004        1.080            1.091           1,728,934
                                                               2003        1.014            1.080             297,782
                                                               2002        1.000            1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.216            1.288              44,044
                                                               2004        1.192            1.216              41,436
                                                               2003        0.966            1.192              13,649
                                                               2002        1.000            0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992            0.997           1,113,589
                                                               2004        0.998            0.992             777,353
                                                               2003        1.000            0.998              16,215

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.357            1.488           7,703,478
                                                               2004        1.256            1.357           6,540,376
                                                               2003        0.951            1.256           1,914,647
                                                               2002        1.000            0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.369            1.379           3,497,691
                                                               2004        1.262            1.369           2,553,497
                                                               2003        1.007            1.262             630,255
                                                               2002        1.000            1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.429            1.568                   -
                                                               2004        1.234            1.429                   -
                                                               2003        0.986            1.234                   -
                                                               2002        1.000            0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.320            1.380                   -
                                                               2004        1.215            1.320                   -
                                                               2003        0.969            1.215                   -
                                                               2002        1.000            0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.352            1.397           1,613,404
                                                               2004        1.371            1.352           1,460,997
                                                               2003        0.946            1.371             455,784
                                                               2002        1.000            0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.350            1.436           1,845,829
                                                               2004        1.245            1.350           1,815,921
                                                               2003        0.977            1.245             752,823
                                                               2002        1.000            0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.979            0.989           1,126,678
                                                               2004        0.988            0.979           1,789,598
                                                               2003        1.000            0.988             487,386
                                                               2002        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.262            1.338             138,400
                                                               2004        1.200            1.262             113,944
                                                               2003        0.960            1.200              64,821
                                                               2002        1.000            0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.543            1.590             768,463
                                                               2004        1.359            1.543             729,454
                                                               2003        0.975            1.359             245,640
                                                               2002        1.000            0.975                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.416            1.625           2,874,374
                                                               2004        1.250            1.416           1,671,006
                                                               2003        0.992            1.250             320,164
                                                               2002        1.000            0.992                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.640            1.901           1,578,558
                                                               2004        1.339            1.640           1,219,522
                                                               2003        0.986            1.339             219,923
                                                               2002        1.000            0.986                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.117            1.297            69,464
                                                               2004        0.952            1.117            10,285
                                                               2003        0.777            0.952             5,296
                                                               2002        1.000            0.777             6,000

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.997            1.034            78,144
                                                               2004        0.960            0.997           119,229
                                                               2003        0.782            0.960           137,323
                                                               2002        1.142            0.782            12,403
                                                               2001        1.000            1.142                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.113            1.143           433,246

                                                               2004        1.019            1.113             206,918
                                                               2003        0.786            1.019             134,576
                                                               2002        1.000            0.786              70,619

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.034            1.166              95,999
                                                               2004        0.973            1.034              75,694
                                                               2003        0.803            0.973              40,191
                                                               2002        1.183            0.803               4,743
                                                               2001        1.000            1.183                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.473            1.649           1,392,866
                                                               2004        1.322            1.473             689,281
                                                               2003        0.995            1.322             338,279
                                                               2002        1.188            0.995             108,035
                                                               2001        1.000            1.188                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.362            1.553           5,108,335
                                                               2004        1.233            1.362           3,022,506
                                                               2003        0.918            1.233           1,910,413

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        1.238            0.918             519,111
                                                               2001        1.000            1.238               5,663

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.291            1.341           5,384,780
                                                               2004        1.191            1.291           3,748,375
                                                               2003        0.916            1.191           2,541,469
                                                               2002        1.143            0.916             825,826
                                                               2001        1.000            1.143               6,095

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.618            1.703             444,721
                                                               2004        1.255            1.618             282,289
                                                               2003        0.953            1.255             261,390
                                                               2002        1.000            0.953             110,495

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204            1.302             230,497
                                                               2004        1.074            1.204              45,466
                                                               2003        1.000            1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202            1.299             372,761
                                                               2004        1.067            1.202              73,290
                                                               2003        1.000            1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.032             360,823

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.267            1.303             828,548
                                                               2004        1.158            1.267             703,458
                                                               2003        0.859            1.158             247,570
                                                               2002        1.228            0.859              73,361
                                                               2001        1.000            1.228                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.144            1.242           1,920,497
                                                               2004        1.035            1.144             911,365

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Mutual Shares Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.842            1.035             482,403
                                                               2002        1.000            0.842             112,568

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.767            2.211             453,826
                                                               2004        1.444            1.767              74,045
                                                               2003        1.000            1.444               6,032

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.369            1.481           1,323,471
                                                               2004        1.177            1.369             672,403
                                                               2003        0.907            1.177             254,384
                                                               2002        1.134            0.907             136,180
                                                               2001        1.000            1.134                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.166            1.246             699,854
                                                               2004        1.024            1.166             204,395
                                                               2003        0.789            1.024              96,803
                                                               2002        1.000            0.789              58,188

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.202            1.231           2,791,436
                                                               2004        1.125            1.202           2,527,277
                                                               2003        0.920            1.125           2,308,725
                                                               2002        1.137            0.920             523,480
                                                               2001        1.000            1.137                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.197            1.205           1,763,130
                                                               2004        1.142            1.197           1,620,778
                                                               2003        1.041            1.142             729,132
                                                               2002        1.012            1.041             144,253
                                                               2001        1.000            1.012                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.180            1.208           2,001,890
                                                               2004        1.091            1.180           1,576,990
                                                               2003        0.870            1.091           1,068,257
                                                               2002        1.141            0.870             208,514
                                                               2001        1.000            1.141                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Fundamental Value Portfolio (6/00)                          2005        1.310            1.347            2,282,236
                                                               2004        1.233            1.310            2,104,693
                                                               2003        0.906            1.233            1,683,561
                                                               2002        1.173            0.906              528,533
                                                               2001        1.000            1.173                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.279            1.406              122,864
                                                               2004        1.081            1.279              131,294
                                                               2003        0.817            1.081              131,035
                                                               2002        1.158            0.817               43,642
                                                               2001        1.000            1.158                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.502            1.534              386,440
                                                               2004        1.332            1.502              112,428
                                                               2003        1.000            1.332              101,266

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.372            1.391              516,959
                                                               2004        1.241            1.372              439,996
                                                               2003        1.000            1.241                9,795

   Mid-Cap Value Portfolio (5/03)                              2005        1.529            1.625              891,248
                                                               2004        1.256            1.529              337,639
                                                               2003        1.000            1.256              171,217

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.117            1.119            2,555,183
                                                               2004        1.045            1.117              974,468
                                                               2003        1.000            1.045              233,173

   Total Return Portfolio - Administrative Class (5/01)        2005        1.140            1.146           12,289,203
                                                               2004        1.107            1.140           11,093,565
                                                               2003        1.074            1.107           10,441,947
                                                               2002        1.003            1.074            3,411,930
                                                               2001        1.000            1.003                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.167            1.228              33,342
                                                               2004        1.105            1.167             111,087
                                                               2003        0.853            1.105             111,092
                                                               2002        1.233            0.853              39,946
                                                               2001        1.000            1.233                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.323            1.458             188,294
                                                               2004        1.160            1.323             191,672
                                                               2003        0.919            1.160             186,378
                                                               2002        1.138            0.919              63,610
                                                               2001        1.000            1.138                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783            1.874             418,626
                                                               2004        1.439            1.783             396,956
                                                               2003        0.980            1.439             376,864
                                                               2002        1.221            0.980             182,271
                                                               2001        1.000            1.221                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.204            1.229           1,548,293
                                                               2004        1.132            1.204           1,643,520
                                                               2003        0.829            1.132           1,213,718
                                                               2002        1.127            0.829             482,311
                                                               2001        1.000            1.127               6,229

   Investors Fund - Class I (1/01)                             2005        1.205            1.261           1,014,142
                                                               2004        1.112            1.205           1,069,597
                                                               2003        0.856            1.112             738,841
                                                               2002        1.134            0.856             316,814
                                                               2001        1.000            1.134                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.329            1.369             467,037
                                                               2004        1.176            1.329             436,895
                                                               2003        0.805            1.176             267,896
                                                               2002        1.255            0.805              20,161
                                                               2001        1.000            1.255                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.008            0.988             274,180
                                                               2004        0.993            1.008             129,017
                                                               2003        0.819            0.993              60,101
                                                               2002        1.128            0.819              13,026
                                                               2001        1.000            1.128                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.146            1.196              44,833
                                                               2004        1.135            1.146              46,001
                                                               2003        0.861            1.135              33,703
                                                               2002        1.198            0.861              24,619
                                                               2001        1.000            1.198                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.432            1.480           2,931,737
                                                               2004        1.368            1.432           1,902,696
                                                               2003        1.060            1.368           1,000,414
                                                               2002        1.000            1.060             228,011

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.280            1.310           6,959,628
                                                               2004        1.242            1.280           4,117,282
                                                               2003        1.037            1.242           1,860,167
                                                               2002        1.000            1.037             367,255

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.500            1.569           1,001,500
                                                               2004        1.386            1.500             388,786
                                                               2003        1.073            1.386             193,380
                                                               2002        1.000            1.073              27,934

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.417            1.441             941,155
                                                               2004        1.353            1.417             596,551
                                                               2003        1.068            1.353             416,126
                                                               2002        1.000            1.068              43,322

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.196            1.277             190,318
                                                               2004        1.144            1.196             375,673
                                                               2003        0.901            1.144             277,176
                                                               2002        1.206            0.901              89,349
                                                               2001        1.000            1.206                   -

   Equity Income Portfolio (10/00)                             2005        1.326            1.360           2,433,988
                                                               2004        1.229            1.326           2,231,165
                                                               2003        0.955            1.229           1,497,940
                                                               2002        1.130            0.955             132,792
                                                               2001        1.000            1.130                   -

   Large Cap Portfolio (6/00)                                  2005        1.103            1.177             305,074
                                                               2004        1.055            1.103             587,004
                                                               2003        0.862            1.055             525,495
                                                               2002        1.138            0.862              71,115
                                                               2001        1.000            1.138                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.108               4,537

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.019              25,289

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008            1.053              49,057

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000            1.086              44,275

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000            1.030               4,434

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.145            1.259             382,840
                                                               2004        1.006            1.145             528,392
                                                               2003        0.846            1.006             438,531
                                                               2002        1.151            0.846              27,272
                                                               2001        1.000            1.151                   -

                         CONDENSED FINANCIAL INFORMATION

                                                             UNIT VALUE AT                     NUMBER OF UNITS
                                                             BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------     ----    -------------    -------------    ---------------
MFS Emerging Growth Portfolio (2/00)                 2005        1.104            1.070                  -
                                                     2004        0.997            1.104            180,941
                                                     2003        0.787            0.997            112,048
                                                     2002        1.219            0.787             33,294
                                                     2001        1.000            1.219                  -

MFS Mid Cap Growth Portfolio (3/02)                  2005        0.827            0.837            363,071
                                                     2004        0.738            0.827            197,288
                                                     2003        0.549            0.738             79,566
                                                     2002        1.000            0.549              6,056

MFS Total Return Portfolio (7/00)                    2005        1.258            1.271          5,187,440
                                                     2004        1.150            1.258          4,470,787
                                                     2003        1.005            1.150          3,403,681
                                                     2002        1.081            1.005            458,806
                                                     2001        1.000            1.081                  -

MFS Value Portfolio (5/04)                           2005        1.119            1.169            425,726
                                                     2004        1.000            1.119             22,370

Mondrian International Stock Portfolio (3/02)        2005        1.209            1.300            476,199
                                                     2004        1.064            1.209            377,856
                                                     2003        0.843            1.064             45,040
                                                     2002        1.000            0.843              7,884

Pioneer Fund Portfolio (5/03)                        2005        1.324            1.377            109,545
                                                     2004        1.213            1.324             68,258
                                                     2003        1.000            1.213             14,955

Pioneer Mid Cap Value Portfolio (7/05)               2005        1.036            1.038              2,664

Pioneer Strategic Income Portfolio (5/04)            2005        1.092            1.112          1,908,893
                                                     2004        1.000            1.092            828,053

Strategic Equity Portfolio (6/00)                    2005        1.054            1.056            229,625
                                                     2004        0.974            1.054            192,976
                                                     2003        0.749            0.974            137,627
                                                     2002        1.148            0.749             83,170
                                                     2001        1.000            1.148                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                    BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                       YEAR        YEAR          END OF YEAR      END OF YEAR
--------------------------------------------------------    ----    -------------    -------------    ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)    2005        1.027            1.113                8,406

   Style Focus Series: Small Cap Value Portfolio (5/05)     2005        1.000            1.109               15,029

   Travelers Managed Income Portfolio (7/00)                2005        1.057            1.052            3,723,014
                                                            2004        1.047            1.057            3,291,375
                                                            2003        0.984            1.047            2,134,736
                                                            2002        0.981            0.984              483,229
                                                            2001        1.000            0.981                    -

   Van Kampen Enterprise Portfolio (4/00)                   2005        1.041            1.102              258,617
                                                            2004        1.021            1.041              124,503
                                                            2003        0.828            1.021               78,814
                                                            2002        1.194            0.828                    -
                                                            2001        1.000            1.194                    -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                   2005        0.991            0.996              337,114
                                                            2004        0.998            0.991               90,836
                                                            2003        1.000            0.998                2,550

   Smith Barney Aggressive Growth Portfolio (3/00)          2005        1.143            1.253            3,688,212
                                                            2004        1.059            1.143            3,272,963
                                                            2003        0.802            1.059            2,216,985
                                                            2002        1.213            0.802              741,620
                                                            2001        1.000            1.213                5,724

   Smith Barney High Income Portfolio (8/00)                2005        1.337            1.347            1,752,598
                                                            2004        1.234            1.337            1,653,614
                                                            2003        0.985            1.234            1,341,664
                                                            2002        1.037            0.985              201,900
                                                            2001        1.000            1.037                    -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                   2005        1.234            1.354               28,486
                                                            2004        1.067            1.234               29,358
                                                            2003        0.853            1.067               29,538

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (continued)                                                  2002        1.169            0.853              11,018
                                                                2001        1.000            1.169                   -

   Smith Barney Large Cap Value Portfolio (6/00)                2005        1.097            1.147             133,892
                                                                2004        1.010            1.097             177,762
                                                                2003        0.806            1.010             188,000
                                                                2002        1.101            0.806             170,168
                                                                2001        1.000            1.101                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)    2005        1.245            1.286           1,397,017
                                                                2004        1.264            1.245           1,352,456
                                                                2003        0.872            1.264           1,110,282
                                                                2002        1.181            0.872             384,417
                                                                2001        1.000            1.181                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                   2005        1.352            1.437             576,586
                                                                2004        1.247            1.352             654,161
                                                                2003        0.979            1.247             544,924
                                                                2002        1.233            0.979             270,753
                                                                2001        1.000            1.233                   -

   Smith Barney Money Market Portfolio (2/00)                   2005        0.973            0.982           2,876,757
                                                                2004        0.983            0.973           3,211,212
                                                                2003        0.995            0.983           2,901,484
                                                                2002        1.000            0.995           2,395,570
                                                                2001        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)            2005        0.987            1.046             126,788
                                                                2004        0.940            0.987              96,939
                                                                2003        0.752            0.940              68,581
                                                                2002        1.134            0.752              28,027
                                                                2001        1.000            1.134                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                       2005        1.403            1.445             342,386
                                                                2004        1.236            1.403             292,379

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                  2003        0.887            1.236             145,645
                                                                2002        1.215            0.887              36,890
                                                                2001        1.000            1.215                   -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005        1.419            1.628           2,046,688
                                                                2004        1.254            1.419           1,366,552
                                                                2003        0.995            1.254             855,032
                                                                2002        1.119            0.995             157,173
                                                                2001        1.000            1.119                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005        1.418            1.643           1,993,749
                                                                2004        1.159            1.418           1,597,208
                                                                2003        0.854            1.159           1,203,368
                                                                2002        1.000            0.854             289,347

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                             2005        1.392            1.615               4,486
                                                                2004        1.187            1.392                   -
                                                                2003        0.968            1.187                   -
                                                                2002        1.000            0.968                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)               2005        1.227            1.272                   -
                                                                2004        1.182            1.227                   -
                                                                2003        0.963            1.182                   -
                                                                2002        1.000            0.963                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                       2005        1.359            1.395             230,939
                                                                2004        1.245            1.359             142,683
                                                                2003        0.960            1.245              17,683
                                                                2002        1.000            0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                       2005        1.220            1.374             250,328
                                                                2004        1.147            1.220             177,996
                                                                2003        0.948            1.147               2,282
                                                                2002        1.000            0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                   2005        1.455            1.629           1,319,621
                                                                2004        1.307            1.455             921,393
                                                                2003        0.984            1.307              21,601
                                                                2002        1.000            0.984                   -

   Growth Fund - Class 2 Shares (2/00)                          2005        1.423            1.623           5,346,859
                                                                2004        1.289            1.423           3,889,901
                                                                2003        0.961            1.289             197,129
                                                                2002        1.000            0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                   2005        1.367            1.419           5,705,950
                                                                2004        1.262            1.367           4,565,999
                                                                2003        0.971            1.262             218,397
                                                                2002        1.000            0.971                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)             2005        1.704            1.792             13,016
                                                                2004        1.322            1.704                  -
                                                                2003        1.005            1.322                  -
                                                                2002        1.000            1.005                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)      2005        1.203            1.301             80,130
                                                                2004        1.074            1.203             18,674
                                                                2003        1.000            1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)    2005        1.201            1.298            329,313
                                                                2004        1.067            1.201            111,046
                                                                2003        1.000            1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)     2005        1.000            1.032            148,649

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                                2005        1.427            1.467            453,034
                                                                2004        1.305            1.427            339,336
                                                                2003        0.969            1.305             21,966
                                                                2002        1.000            0.969                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)        2005        1.349            1.464            802,702
                                                                2004        1.221            1.349            435,422
                                                                2003        0.994            1.221             81,165
                                                                2002        1.000            0.994                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                                2005        1.766            2.208            673,885
                                                                2004        1.443            1.766            411,039
                                                                2003        1.000            1.443              6,116

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)    2005        1.492            1.613          1,509,203
                                                                2004        1.283            1.492            926,948

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                  2003        0.989            1.283              82,373
                                                                2002        1.000            0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)     2005        1.441            1.540             374,307
                                                                2004        1.266            1.441              96,370
                                                                2003        0.977            1.266                   -
                                                                2002        1.000            0.977                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                2005        1.274            1.304           1,459,674
                                                                2004        1.194            1.274           1,164,526
                                                                2003        0.977            1.194             123,883
                                                                2002        1.000            0.977                   -

   Diversified Strategic Income Portfolio (7/00)                2005        1.160            1.167           1,465,999
                                                                2004        1.108            1.160           1,054,803
                                                                2003        1.010            1.108              52,594
                                                                2002        1.000            1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)              2005        1.311            1.341             537,104
                                                                2004        1.212            1.311             445,730
                                                                2003        0.967            1.212              55,919
                                                                2002        1.000            0.967                   -

   Fundamental Value Portfolio (6/00)                           2005        1.395            1.434           3,838,530
                                                                2004        1.314            1.395           3,058,014
                                                                2003        0.966            1.314             334,222
                                                                2002        1.000            0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)             2005        1.536            1.689             165,810
                                                                2004        1.300            1.536             160,198
                                                                2003        0.983            1.300               4,552
                                                                2002        1.000            0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                 2005        1.501            1.532             800,681
                                                                2004        1.331            1.501             609,594
                                                                2003        1.000            1.331              15,544

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                           2005        1.371            1.389             317,200
                                                                2004        1.240            1.371             265,274
                                                                2003        1.000            1.240              51,007

   Mid-Cap Value Portfolio (5/03)                               2005        1.528            1.623             704,796
                                                                2004        1.255            1.528             332,971
                                                                2003        1.000            1.255              75,311

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)          2005        1.116            1.118           2,083,403
                                                                2004        1.044            1.116           1,088,852
                                                                2003        1.000            1.044              52,544

   Total Return Portfolio - Administrative Class (5/01)         2005        1.073            1.079           5,404,293
                                                                2004        1.043            1.073           3,675,069
                                                                2003        1.012            1.043             267,269
                                                                2002        1.000            1.012                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)     2005        1.310            1.378                   -
                                                                2004        1.241            1.310                   -
                                                                2003        0.958            1.241                   -
                                                                2002        1.000            0.958                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                       2005        1.430            1.574              25,498
                                                                2004        1.254            1.430              23,260
                                                                2003        0.994            1.254              11,369
                                                                2002        1.000            0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)      2005        1.776            1.865             225,436
                                                                2004        1.434            1.776             137,545

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                  2003        0.977            1.434              17,932
                                                                2002        1.000            0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                2005        1.392            1.421             596,811
                                                                2004        1.310            1.392             586,661
                                                                2003        0.960            1.310              78,881
                                                                2002        1.000            0.960                   -

   Investors Fund - Class I (1/01)                              2005        1.348            1.409             414,368
                                                                2004        1.245            1.348             297,333
                                                                2003        0.959            1.245              24,131
                                                                2002        1.000            0.959                   -

   Small Cap Growth Fund - Class I (3/00)                       2005        1.600            1.647             249,877
                                                                2004        1.417            1.600             216,754
                                                                2003        0.970            1.417              60,634
                                                                2002        1.000            0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)              2005        1.184            1.159             323,446
                                                                2004        1.167            1.184             285,896
                                                                2003        0.963            1.167              32,197
                                                                2002        1.000            0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                       2005        1.277            1.332              44,057
                                                                2004        1.265            1.277              10,160
                                                                2003        0.960            1.265                   -
                                                                2002        1.000            0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                      2005        1.308            1.351           7,129,582
                                                                2004        1.250            1.308           5,935,322
                                                                2003        0.969            1.250             958,749
                                                                2002        1.000            0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------     ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                            2005        1.207            1.235           6,346,991
                                                                2004        1.172            1.207           5,487,238
                                                                2003        0.979            1.172             616,544
                                                                2002        1.000            0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                            2005        1.344            1.405           2,502,833
                                                                2004        1.243            1.344           1,373,084
                                                                2003        0.963            1.243              33,002
                                                                2002        1.000            0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                                2005        1.275            1.295           1,443,302
                                                                2004        1.217            1.275           1,092,955
                                                                2003        0.962            1.217             162,388
                                                                2002        1.000            0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                    2005        1.282            1.368             274,059
                                                                2004        1.227            1.282             205,108
                                                                2003        0.967            1.227              24,489
                                                                2002        1.000            0.967                   -

   Equity Income Portfolio (10/00)                              2005        1.330            1.363             962,670
                                                                2004        1.234            1.330             701,393
                                                                2003        0.958            1.234              60,336
                                                                2002        1.000            0.958                   -

   Large Cap Portfolio (6/00)                                   2005        1.236            1.318             270,082
                                                                2004        1.182            1.236             193,842
                                                                2003        0.967            1.182                   -
                                                                2002        1.000            0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)       2005        1.000            1.108               9,909

   Managed Allocation Series: Conservative Portfolio (7/05)     2005        1.007            1.019             105,069

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Moderate Portfolio (6/05)            2005        1.008            1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                          2005        1.000            1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                                2005        1.000            1.030                   -

Mercury Large Cap Core Portfolio (6/00)                         2005        1.316            1.446              11,626
                                                                2004        1.157            1.316               7,738
                                                                2003        0.973            1.157                 396
                                                                2002        1.000            0.973                   -

MFS Emerging Growth Portfolio (2/00)                            2005        1.361            1.320                   -
                                                                2004        1.231            1.361             137,234
                                                                2003        0.971            1.231              70,268
                                                                2002        1.000            0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                             2005        1.466            1.483             135,843
                                                                2004        1.310            1.466                   -
                                                                2003        0.974            1.310                   -
                                                                2002        1.000            0.974                   -

MFS Total Return Portfolio (7/00)                               2005        1.233            1.245           4,028,230
                                                                2004        1.127            1.233           2,625,579
                                                                2003        0.986            1.127             154,112
                                                                2002        1.000            0.986                   -

MFS Value Portfolio (5/04)                                      2005        1.118            1.168             276,541
                                                                2004        1.000            1.118              79,566

Mondrian International Stock Portfolio (3/02)                   2005        1.435            1.542             238,939
                                                                2004        1.263            1.435             195,264
                                                                2003        1.001            1.263              49,152
                                                                2002        1.000            1.001                   -

Pioneer Fund Portfolio (5/03)                                   2005        1.322            1.375             239,006
                                                                2004        1.213            1.322             201,931
                                                                2003        1.000            1.213              72,653

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                       2005        1.036            1.038              12,269

   Pioneer Strategic Income Portfolio (5/04)                    2005        1.092            1.111             694,655
                                                                2004        1.000            1.092             320,293

   Strategic Equity Portfolio (6/00)                            2005        1.364            1.365              87,313
                                                                2004        1.261            1.364              73,485
                                                                2003        0.969            1.261                   -
                                                                2002        1.000            0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)        2005        1.027            1.113               4,564

   Style Focus Series: Small Cap Value Portfolio (5/05)         2005        1.000            1.109               4,598

   Travelers Managed Income Portfolio (7/00)                    2005        1.089            1.083           1,143,469
                                                                2004        1.079            1.089           1,119,058
                                                                2003        1.014            1.079              45,940
                                                                2002        1.000            1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                       2005        1.214            1.284             100,784
                                                                2004        1.191            1.214              95,663
                                                                2003        0.966            1.191              50,348
                                                                2002        1.000            0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                       2005        0.990            0.995             327,422
                                                                2004        0.998            0.990             202,208
                                                                2003        1.000            0.998              44,772

   Smith Barney Aggressive Growth Portfolio (3/00)              2005        1.354            1.483           4,097,054
                                                                2004        1.255            1.354           3,329,614
                                                                2003        0.951            1.255             456,033
                                                                2002        1.000            0.951                   -

   Smith Barney High Income Portfolio (8/00)                    2005        1.366            1.375           1,825,361
                                                                2004        1.260            1.366           1,428,316
                                                                2003        1.007            1.260             139,546
                                                                2002        1.000            1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                       2005        1.426            1.563                   -
                                                                2004        1.233            1.426                   -
                                                                2003        0.986            1.233                   -
                                                                2002        1.000            0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)                2005        1.317            1.376                   -
                                                                2004        1.213            1.317                   -
                                                                2003        0.969            1.213                   -
                                                                2002        1.000            0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)    2005        1.349            1.393           1,032,736
                                                                2004        1.370            1.349             877,426
                                                                2003        0.946            1.370             124,291
                                                                2002        1.000            0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                   2005        1.347            1.432             752,252
                                                                2004        1.244            1.347             725,410
                                                                2003        0.977            1.244             189,632
                                                                2002        1.000            0.977                   -

   Smith Barney Money Market Portfolio (2/00)                   2005        0.977            0.986             337,166
                                                                2004        0.987            0.977           1,014,806
                                                                2003        1.000            0.987             184,101
                                                                2002        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)            2005        1.259            1.334              44,573
                                                                2004        1.199            1.259              37,311
                                                                2003        0.960            1.199                   -
                                                                2002        1.000            0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                       2005        1.540            1.585             252,834
                                                                2004        1.358            1.540             236,806
                                                                2003        0.975            1.358               5,372
                                                                2002        1.000            0.975                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005        1.413            1.620           1,924,423
                                                                2004        1.249            1.413           1,184,830
                                                                2003        0.992            1.249              36,767
                                                                2002        1.000            0.992                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005        1.636            1.895           1,628,696
                                                                2004        1.338            1.636           1,093,125
                                                                2003        0.986            1.338              38,544
                                                                2002        1.000            0.986                   -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.95%

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                             2005        1.391            1.612                -
                                                                2004        1.186            1.391                -
                                                                2003        0.968            1.186                -
                                                                2002        1.000            0.968                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)               2005        1.225            1.270                -
                                                                2004        1.181            1.225                -
                                                                2003        0.963            1.181                -
                                                                2002        1.000            0.963                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                       2005        1.358            1.393                -
                                                                2004        1.245            1.358                -
                                                                2003        0.960            1.245                -
                                                                2002        1.000            0.960                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                       2005        1.218            1.372                -
                                                                2004        1.147            1.218                -
                                                                2003        0.948            1.147                -
                                                                2002        1.000            0.948                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                   2005        1.454            1.626                -
                                                                2004        1.306            1.454                -
                                                                2003        0.984            1.306                -
                                                                2002        1.000            0.984                -

   Growth Fund - Class 2 Shares (2/00)                          2005        1.422            1.620            7,510
                                                                2004        1.289            1.422                -
                                                                2003        0.961            1.289                -
                                                                2002        1.000            0.961                -

   Growth-Income Fund - Class 2 Shares (2/00)                   2005        1.365            1.417                -
                                                                2004        1.261            1.365                -
                                                                2003        0.971            1.261                -
                                                                2002        1.000            0.971                -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)             2005        1.702            1.789            10,218
                                                                2004        1.321            1.702                 -
                                                                2003        1.005            1.321                 -
                                                                2002        1.000            1.005                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)      2005        1.203            1.299                 -
                                                                2004        1.074            1.203                 -
                                                                2003        1.000            1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)    2005        1.201            1.297                 -
                                                                2004        1.067            1.201                 -
                                                                2003        1.000            1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)     2005        1.000            1.032                 -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                                2005        1.425            1.465                 -
                                                                2004        1.304            1.425                 -
                                                                2003        0.969            1.304                 -
                                                                2002        1.000            0.969                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)        2005        1.348            1.462            24,185
                                                                2004        1.220            1.348                 -
                                                                2003        0.994            1.220                 -
                                                                2002        1.000            0.994                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                                2005        1.764            2.205             5,475
                                                                2004        1.443            1.764                 -
                                                                2003        1.000            1.443                 -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)    2005        1.490            1.610                 -
                                                                2004        1.282            1.490                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.282                   -
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.440           1.537               6,845
                                                               2004        1.265           1.440                   -
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.273           1.302                   -
                                                               2004        1.193           1.273                   -
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.159           1.166                   -
                                                               2004        1.107           1.159                   -
                                                               2003        1.010           1.107                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.310           1.339               8,273
                                                               2004        1.211           1.310                   -
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.394           1.432                   -
                                                               2004        1.313           1.394                   -
                                                               2003        0.966           1.313                   -
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.535           1.686                   -
                                                               2004        1.299           1.535                   -
                                                               2003        0.983           1.299                   -
                                                               2002        1.000           0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF  UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR         END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.500           1.529              6,970
                                                               2004        1.331           1.500                  -
                                                               2003        1.000           1.331                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.370           1.387                  -
                                                               2004        1.240           1.370                  -
                                                               2003        1.000           1.240                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.527           1.620                  -
                                                               2004        1.255           1.527                  -
                                                               2003        1.000           1.255                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.116                  -
                                                               2004        1.044           1.115                  -
                                                               2003        1.000           1.044                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.072           1.077              6,523
                                                               2004        1.042           1.072                  -
                                                               2003        1.012           1.042                  -
                                                               2002        1.000           1.012                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.309           1.376                  -
                                                               2004        1.240           1.309                  -
                                                               2003        0.958           1.240                  -
                                                               2002        1.000           0.958                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.428           1.572                  -
                                                               2004        1.253           1.428                  -
                                                               2003        0.994           1.253                  -
                                                               2002        1.000           0.994                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.774           1.863             11,803
                                                               2004        1.433           1.774                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.390           1.419                   -
                                                               2004        1.309           1.390                   -
                                                               2003        0.960           1.309                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.347           1.407                   -
                                                               2004        1.244           1.347                   -
                                                               2003        0.959           1.244                   -
                                                               2002        1.000           0.959                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.599           1.645              13,402
                                                               2004        1.416           1.599                   -
                                                               2003        0.970           1.416                   -
                                                               2002        1.000           0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.182           1.157                   -
                                                               2004        1.166           1.182                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.275           1.330                   -
                                                               2004        1.264           1.275                   -
                                                               2003        0.960           1.264                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.307           1.349             113,585
                                                               2004        1.249           1.307             134,665
                                                               2003        0.969           1.249                   -
                                                               2002        1.000           0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.206           1.233                -
                                                               2004        1.171           1.206                -
                                                               2003        0.979           1.171                -
                                                               2002        1.000           0.979                -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.343           1.403                -
                                                               2004        1.242           1.343                -
                                                               2003        0.963           1.242                -
                                                               2002        1.000           0.963                -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.274           1.293                -
                                                               2004        1.216           1.274                -
                                                               2003        0.962           1.216                -
                                                               2002        1.000           0.962                -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.281           1.366                -
                                                               2004        1.226           1.281                -
                                                               2003        0.967           1.226                -
                                                               2002        1.000           0.967                -

   Equity Income Portfolio (10/00)                             2005        1.329           1.361                -
                                                               2004        1.233           1.329                -
                                                               2003        0.958           1.233                -
                                                               2002        1.000           0.958                -

   Large Cap Portfolio (6/00)                                  2005        1.235           1.316                -
                                                               2004        1.182           1.235                -
                                                               2003        0.967           1.182                -
                                                               2002        1.000           0.967                -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.085                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                            2005        1.000           1.029                       -

Mercury Large Cap Core Portfolio (6/00)                     2005        1.314           1.444                       -
                                                            2004        1.156           1.314                       -
                                                            2003        0.973           1.156                       -
                                                            2002        1.000           0.973                       -

MFS Emerging Growth Portfolio (2/00)                        2005        1.360           1.318                       -
                                                            2004        1.230           1.360                       -
                                                            2003        0.971           1.230                       -
                                                            2002        1.000           0.971                       -

MFS Mid Cap Growth Portfolio (3/02)                         2005        1.465           1.481                   5,209
                                                            2004        1.309           1.465                       -
                                                            2003        0.974           1.309                       -
                                                            2002        1.000           0.974                       -

MFS Total Return Portfolio (7/00)                           2005        1.231           1.243                   2,888
                                                            2004        1.127           1.231                       -
                                                            2003        0.986           1.127                       -
                                                            2002        1.000           0.986                       -

MFS Value Portfolio (5/04)                                  2005        1.118           1.167                       -
                                                            2004        1.000           1.118                       -

Mondrian International Stock Portfolio (3/02)               2005        1.433           1.540                  16,456
                                                            2004        1.263           1.433                       -
                                                            2003        1.001           1.263                       -
                                                            2002        1.000           1.001                       -

Pioneer Fund Portfolio (5/03)                               2005        1.321           1.373                       -
                                                            2004        1.212           1.321                       -
                                                            2003        1.000           1.212                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                 -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.092           1.110                 -
                                                               2004        1.000           1.092                 -

   Strategic Equity Portfolio (6/00)                           2005        1.362           1.363                 -
                                                               2004        1.260           1.362                 -
                                                               2003        0.969           1.260                 -
                                                               2002        1.000           0.969                 -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.113                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                 -

   Travelers Managed Income Portfolio (7/00)                   2005        1.088           1.081                 -
                                                               2004        1.078           1.088                 -
                                                               2003        1.014           1.078                 -
                                                               2002        1.000           1.014                 -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.212           1.282                 -
                                                               2004        1.190           1.212                 -
                                                               2003        0.966           1.190                 -
                                                               2002        1.000           0.966                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.994                 -
                                                               2004        0.998           0.990                 -
                                                               2003        1.000           0.998                 -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.353           1.481                 -
                                                               2004        1.254           1.353                 -
                                                               2003        0.951           1.254                 -
                                                               2002        1.000           0.951                 -

   Smith Barney High Income Portfolio (8/00)                   2005        1.365           1.373                 -
                                                               2004        1.260           1.365                 -
                                                               2003        1.007           1.260                 -
                                                               2002        1.000           1.007                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.424           1.560                -
                                                               2004        1.232           1.424                -
                                                               2003        0.986           1.232                -
                                                               2002        1.000           0.986                -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.316           1.374                -
                                                               2004        1.213           1.316                -
                                                               2003        0.969           1.213                -
                                                               2002        1.000           0.969                -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.348           1.391                -
                                                               2004        1.369           1.348                -
                                                               2003        0.946           1.369                -
                                                               2002        1.000           0.946                -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.346           1.430                -
                                                               2004        1.243           1.346                -
                                                               2003        0.977           1.243                -
                                                               2002        1.000           0.977                -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.976           0.984                -
                                                               2004        0.987           0.976                -
                                                               2003        1.000           0.987                -
                                                               2002        1.000           1.000                -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.258           1.331                -
                                                               2004        1.198           1.258                -
                                                               2003        0.959           1.198                -
                                                               2002        1.000           0.959                -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.538           1.583                -
                                                               2004        1.357           1.538                -
                                                               2003        0.974           1.357                -
                                                               2002        1.000           0.974                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.412           1.618                    -
                                                               2004        1.248           1.412                    -
                                                               2003        0.992           1.248                    -
                                                               2002        1.000           0.992                    -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.635           1.892               12,281
                                                               2004        1.337           1.635                    -
                                                               2003        0.986           1.337                    -
                                                               2002        1.000           0.986                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.00%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.389           1.610                    -
                                                               2004        1.186           1.389                    -
                                                               2003        0.968           1.186                    -
                                                               2002        1.000           0.968                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.224           1.268                    -
                                                               2004        1.181           1.224                    -
                                                               2003        0.963           1.181                    -
                                                               2002        1.000           0.963                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.356           1.391               12,305
                                                               2004        1.244           1.356                7,914
                                                               2003        0.960           1.244                    -
                                                               2002        1.000           0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.217           1.370                    -
                                                               2004        1.146           1.217                    -
                                                               2003        0.948           1.146                    -
                                                               2002        1.000           0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.452           1.624               63,624
                                                               2004        1.305           1.452               16,089
                                                               2003        0.984           1.305                    -
                                                               2002        1.000           0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.420           1.618              258,891
                                                               2004        1.288           1.420               59,168
                                                               2003        0.961           1.288                2,719
                                                               2002        1.000           0.961                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.364           1.415              229,631
                                                               2004        1.261           1.364               71,798
                                                               2003        0.971           1.261               16,467
                                                               2002        1.000           0.971                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.701           1.787                 705
                                                               2004        1.321           1.701                   -
                                                               2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.202           1.298                   -
                                                               2004        1.074           1.202                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.200           1.295              34,696
                                                               2004        1.067           1.200               9,982
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              77,214

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.424           1.463                   -
                                                               2004        1.303           1.424                   -
                                                               2003        0.969           1.303                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.347           1.459              76,699
                                                               2004        1.220           1.347              10,810
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.763           2.202              19,456
                                                               2004        1.442           1.763               1,778
                                                               2003        1.000           1.442                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.489           1.608              45,342
                                                               2004        1.281           1.489              29,054

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.281              24,859
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.438           1.535              17,765
                                                               2004        1.265           1.438               1,328
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.272           1.300              86,807
                                                               2004        1.193           1.272              21,342
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.158           1.164               2,316
                                                               2004        1.106           1.158               2,319
                                                               2003        1.010           1.106                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.308           1.337               3,148
                                                               2004        1.211           1.308               3,152
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.392           1.430              30,829
                                                               2004        1.312           1.392              15,869
                                                               2003        0.966           1.312                 832
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.533           1.684                   -
                                                               2004        1.298           1.533                   -
                                                               2003        0.983           1.298                   -
                                                               2002        1.000           0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.498           1.527               9,646
                                                               2004        1.330           1.498               2,221
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.369           1.385               4,107
                                                               2004        1.239           1.369                   -
                                                               2003        1.000           1.239                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.525           1.618              35,837
                                                               2004        1.255           1.525               6,621
                                                               2003        1.000           1.255                 574

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114           1.115             151,970
                                                               2004        1.044           1.114              61,268
                                                               2003        1.000           1.044              29,542

   Total Return Portfolio - Administrative Class (5/01)        2005        1.071           1.076             174,968
                                                               2004        1.042           1.071              31,435
                                                               2003        1.012           1.042              14,239
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.307           1.374                   -
                                                               2004        1.240           1.307                   -
                                                               2003        0.958           1.240                   -
                                                               2002        1.000           0.958                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.427           1.569                   -
                                                               2004        1.253           1.427                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773           1.860              14,298
                                                               2004        1.433           1.773                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.433                  -
                                                               2002        1.000           0.977                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.389           1.417                  -
                                                               2004        1.308           1.389                  -
                                                               2003        0.960           1.308                  -
                                                               2002        1.000           0.960                  -

   Investors Fund - Class I (1/01)                             2005        1.345           1.405              1,091
                                                               2004        1.243           1.345                  -
                                                               2003        0.958           1.243                  -
                                                               2002        1.000           0.958                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.597           1.642              2,886
                                                               2004        1.415           1.597              1,205
                                                               2003        0.970           1.415                  -
                                                               2002        1.000           0.970                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.181           1.156                  -
                                                               2004        1.166           1.181                  -
                                                               2003        0.963           1.166                  -
                                                               2002        1.000           0.963                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.274           1.328                  -
                                                               2004        1.263           1.274                  -
                                                               2003        0.960           1.263                  -
                                                               2002        1.000           0.960                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.305           1.347            238,315
                                                               2004        1.249           1.305            167,138
                                                               2003        0.969           1.249            152,451
                                                               2002        1.000           0.969                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.205           1.231             143,709
                                                               2004        1.171           1.205             146,527
                                                               2003        0.979           1.171              72,172
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.341           1.401             222,692
                                                               2004        1.241           1.341             202,906
                                                               2003        0.963           1.241                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.272           1.291                   -
                                                               2004        1.216           1.272                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279           1.364                   -
                                                               2004        1.226           1.279                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

   Equity Income Portfolio (10/00)                             2005        1.327           1.359                 938
                                                               2004        1.232           1.327                   -
                                                               2003        0.958           1.232                   -
                                                               2002        1.000           0.958                   -

   Large Cap Portfolio (6/00)                                  2005        1.233           1.314               3,521
                                                               2004        1.181           1.233               3,521
                                                               2003        0.967           1.181                 616
                                                               2002        1.000           0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107              23,645

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.052                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.085              11,903

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.029                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.313           1.442                   -
                                                               2004        1.156           1.313                   -
                                                               2003        0.973           1.156                   -
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.358           1.317                   -
                                                               2004        1.229           1.358               1,415
                                                               2003        0.971           1.229                   -
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.463           1.478               3,169
                                                               2004        1.308           1.463                   -
                                                               2003        0.974           1.308                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.230           1.242              54,528
                                                               2004        1.126           1.230               3,680
                                                               2003        0.986           1.126                 635
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.166              27,311
                                                               2004        1.000           1.118                   -

Mondrian International Stock Portfolio (3/02)                  2005        1.432           1.537               8,336
                                                               2004        1.262           1.432                   -
                                                               2003        1.001           1.262                   -
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.320           1.372                   -
                                                               2004        1.212           1.320                   -
                                                               2003        1.000           1.212                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.109              93,381
                                                               2004        1.000           1.091              34,210

   Strategic Equity Portfolio (6/00)                           2005        1.361           1.361                   -
                                                               2004        1.260           1.361                   -
                                                               2003        0.969           1.260                   -
                                                               2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.087           1.080              39,938
                                                               2004        1.078           1.087              22,533
                                                               2003        1.014           1.078               1,913
                                                               2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.211           1.280                   -
                                                               2004        1.190           1.211                   -
                                                               2003        0.966           1.190                   -
                                                               2002        1.000           0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.993               2,511
                                                               2004        0.998           0.989               2,514
                                                               2003        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.351           1.479              44,546
                                                               2004        1.254           1.351               2,707
                                                               2003        0.951           1.254                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.363           1.371              62,996
                                                               2004        1.259           1.363              40,792
                                                               2003        1.007           1.259                   -
                                                               2002        1.000           1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.423           1.558                   -
                                                               2004        1.231           1.423                   -
                                                               2003        0.986           1.231                   -
                                                               2002        1.000           0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.314           1.372                   -
                                                               2004        1.212           1.314                   -
                                                               2003        0.969           1.212                   -
                                                               2002        1.000           0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.346           1.388              10,438
                                                               2004        1.369           1.346               9,394
                                                               2003        0.946           1.369                   -
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.345           1.428              27,339
                                                               2004        1.242           1.345              14,742
                                                               2003        0.977           1.242                   -
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.975           0.983              48,266
                                                               2004        0.986           0.975              27,896
                                                               2003        1.000           0.986                   -
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.257           1.329                   -
                                                               2004        1.198           1.257                   -
                                                               2003        0.959           1.198                   -
                                                               2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.537           1.580                   -
                                                               2004        1.356           1.537                   -
                                                               2003        0.974           1.356                   -
                                                               2002        1.000           0.974                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.410           1.615             26,380
                                                               2004        1.247           1.410              2,113
                                                               2003        0.991           1.247                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.633           1.889             48,261
                                                               2004        1.336           1.633              8,965
                                                               2003        0.986           1.336                536
                                                               2002        1.000           0.986                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.111           1.287                -
                                                               2004        0.949           1.111                -
                                                               2003        0.775           0.949                -
                                                               2002        1.000           0.775                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.991           1.025                -
                                                               2004        0.956           0.991                -
                                                               2003        0.780           0.956                -
                                                               2002        1.142           0.780                -
                                                               2001        1.000           1.142                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.107           1.135                -
                                                               2004        1.016           1.107                -
                                                               2003        0.785           1.016                -
                                                               2002        1.000           0.785                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.028           1.156            2,023
                                                               2004        0.968           1.028                -
                                                               2003        0.801           0.968                -
                                                               2002        1.182           0.801                -
                                                               2001        1.000           1.182                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.463           1.635           92,526
                                                               2004        1.316           1.463           45,727
                                                               2003        0.993           1.316                -
                                                               2002        1.187           0.993                -
                                                               2001        1.000           1.187                -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.353           1.540          339,051
                                                               2004        1.227           1.353          224,757
                                                               2003        0.916           1.227           13,689

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        1.237           0.916                   -
                                                               2001        1.000           1.237                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.282           1.330             210,374
                                                               2004        1.186           1.282             141,724
                                                               2003        0.914           1.186              88,389
                                                               2002        1.143           0.914                   -
                                                               2001        1.000           1.143                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.609           1.690                   -
                                                               2004        1.250           1.609                   -
                                                               2003        0.952           1.250                   -
                                                               2002        1.000           0.952                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.297                   -
                                                               2004        1.074           1.201                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.294               6,383
                                                               2004        1.067           1.199               1,538
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.259           1.292              13,854
                                                               2004        1.153           1.259               7,904
                                                               2003        0.857           1.153                   -
                                                               2002        1.227           0.857                   -
                                                               2001        1.000           1.227                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.138           1.233             113,725
                                                               2004        1.031           1.138              62,851

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Mutual Shares Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.841           1.031                    -
                                                               2002        1.000           0.841                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.761           2.199               34,370
                                                               2004        1.442           1.761               27,878
                                                               2003        1.000           1.442                4,181

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.361           1.469               98,761
                                                               2004        1.172           1.361               66,369
                                                               2003        0.904           1.172               10,166
                                                               2002        1.134           0.904                    -
                                                               2001        1.000           1.134                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.160           1.237                5,511
                                                               2004        1.020           1.160                1,140
                                                               2003        0.788           1.020                    -
                                                               2002        1.000           0.788                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.194           1.220              119,527
                                                               2004        1.120           1.194               96,922
                                                               2003        0.918           1.120                    -
                                                               2002        1.136           0.918                    -
                                                               2001        1.000           1.136                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.189           1.195               62,261
                                                               2004        1.137           1.189               41,948
                                                               2003        1.039           1.137                    -
                                                               2002        1.011           1.039                    -
                                                               2001        1.000           1.011                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.173           1.198               32,169
                                                               2004        1.086           1.173               24,381
                                                               2003        0.867           1.086                    -
                                                               2002        1.141           0.867                    -
                                                               2001        1.000           1.141                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Fundamental Value Portfolio (6/00)                          2005        1.301           1.336             107,320
                                                               2004        1.227           1.301              78,557
                                                               2003        0.904           1.227                   -
                                                               2002        1.172           0.904                   -
                                                               2001        1.000           1.172                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.270           1.394                   -
                                                               2004        1.076           1.270                   -
                                                               2003        0.815           1.076                   -
                                                               2002        1.158           0.815                   -
                                                               2001        1.000           1.158                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.497           1.525              11,493
                                                               2004        1.330           1.497              11,540
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.368           1.383              70,546
                                                               2004        1.239           1.368              69,261
                                                               2003        1.000           1.239              71,566

   Mid-Cap Value Portfolio (5/03)                              2005        1.524           1.616              78,565
                                                               2004        1.254           1.524              66,625
                                                               2003        1.000           1.254              13,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.113           1.113             288,960
                                                               2004        1.043           1.113             171,050
                                                               2003        1.000           1.043              78,471

   Total Return Portfolio - Administrative Class (5/01)        2005        1.132           1.137             388,412
                                                               2004        1.102           1.132             164,259
                                                               2003        1.071           1.102                   -
                                                               2002        1.002           1.071                   -
                                                               2001        1.000           1.002                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.159           1.218                       -
                                                               2004        1.100           1.159                       -
                                                               2003        0.850           1.100                       -
                                                               2002        1.233           0.850                       -
                                                               2001        1.000           1.233                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.315           1.445                       -
                                                               2004        1.155           1.315                       -
                                                               2003        0.917           1.155                       -
                                                               2002        1.137           0.917                       -
                                                               2001        1.000           1.137                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.771           1.858                  34,614
                                                               2004        1.433           1.771                  15,588
                                                               2003        0.977           1.433                       -
                                                               2002        1.220           0.977                       -
                                                               2001        1.000           1.220                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.196           1.219                  30,618
                                                               2004        1.127           1.196                   9,549
                                                               2003        0.827           1.127                       -
                                                               2002        1.127           0.827                       -
                                                               2001        1.000           1.127                       -

   Investors Fund - Class I (1/01)                             2005        1.197           1.250                  18,740
                                                               2004        1.107           1.197                   9,435
                                                               2003        0.854           1.107                       -
                                                               2002        1.133           0.854                       -
                                                               2001        1.000           1.133                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.320           1.357                  57,267
                                                               2004        1.171           1.320                  56,224
                                                               2003        0.802           1.171                       -
                                                               2002        1.255           0.802                       -
                                                               2001        1.000           1.255                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.001           0.979                    -
                                                               2004        0.989           1.001                    -
                                                               2003        0.817           0.989                    -
                                                               2002        1.127           0.817                    -
                                                               2001        1.000           1.127                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.139           1.186                    -
                                                               2004        1.130           1.139                    -
                                                               2003        0.859           1.130                    -
                                                               2002        1.197           0.859                    -
                                                               2001        1.000           1.197                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.426           1.470              189,544
                                                               2004        1.365           1.426              159,891
                                                               2003        1.060           1.365               79,503
                                                               2002        1.000           1.060                    -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.274           1.301              421,372
                                                               2004        1.238           1.274              273,574
                                                               2003        1.037           1.238               34,419
                                                               2002        1.000           1.037                    -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.493           1.559              159,791
                                                               2004        1.382           1.493              130,088
                                                               2003        1.073           1.382                    -
                                                               2002        1.000           1.073                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.411           1.432               57,253
                                                               2004        1.349           1.411               24,670
                                                               2003        1.068           1.349                    -
                                                               2002        1.000           1.068                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.266                   -
                                                               2004        1.139           1.189                   -
                                                               2003        0.899           1.139                   -
                                                               2002        1.206           0.899                   -
                                                               2001        1.000           1.206                   -

   Equity Income Portfolio (10/00)                             2005        1.317           1.348              74,242
                                                               2004        1.224           1.317              52,584
                                                               2003        0.952           1.224              35,771
                                                               2002        1.129           0.952                   -
                                                               2001        1.000           1.129                   -

   Large Cap Portfolio (6/00)                                  2005        1.096           1.167                   -
                                                               2004        1.050           1.096                   -
                                                               2003        0.860           1.050                   -
                                                               2002        1.137           0.860                   -
                                                               2001        1.000           1.137                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052              14,308

   Managed Allocation Series: Moderate-Aggressive Portfolio

   (5/05)                                                      2005        1.000           1.085                   -

   Managed Allocation Series: Moderate-Conservative

   Portfolio (6/05)                                            2005        1.000           1.029                   -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.137           1.249              39,338
                                                               2004        1.002           1.137              33,831
                                                               2003        0.844           1.002                   -
                                                               2002        1.151           0.844                   -
                                                               2001        1.000           1.151                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                 --------------                             ----    -------------   ------------      ---------------
MFS Emerging Growth Portfolio (2/00)                        2005        1.096           1.063                   -
                                                            2004        0.993           1.096                   -
                                                            2003        0.785           0.993                   -
                                                            2002        1.218           0.785                   -
                                                            2001        1.000           1.218                   -

MFS Mid Cap Growth Portfolio (3/02)                         2005        0.822           0.830              10,540
                                                            2004        0.736           0.822              10,388
                                                            2003        0.548           0.736                   -
                                                            2002        1.000           0.548                   -

MFS Total Return Portfolio (7/00)                           2005        1.250           1.261              80,510
                                                            2004        1.144           1.250              46,257
                                                            2003        1.002           1.144              74,835
                                                            2002        1.080           1.002                   -
                                                            2001        1.000           1.080                   -

MFS Value Portfolio (5/04)                                  2005        1.117           1.165              19,960
                                                            2004        1.000           1.117               8,567

Mondrian International Stock Portfolio (3/02)               2005        1.202           1.290              47,848
                                                            2004        1.060           1.202              30,586
                                                            2003        0.842           1.060                   -
                                                            2002        1.000           0.842                   -

Pioneer Fund Portfolio (5/03)                               2005        1.319           1.370               2,908
                                                            2004        1.212           1.319               1,735
                                                            2003        1.000           1.212                   -

Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                   -

Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.108              52,692
                                                            2004        1.000           1.091              30,316

Strategic Equity Portfolio (6/00)                           2005        1.047           1.047                   -
                                                            2004        0.970           1.047                   -
                                                            2003        0.747           0.970                   -
                                                            2002        1.148           0.747                   -
                                                            2001        1.000           1.148                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.050           1.043             155,816
                                                               2004        1.042           1.050             117,811
                                                               2003        0.981           1.042                   -
                                                               2002        0.980           0.981                   -
                                                               2001        1.000           0.980                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.034           1.092                   -
                                                               2004        1.016           1.034                   -
                                                               2003        0.826           1.016                   -
                                                               2002        1.193           0.826                   -
                                                               2001        1.000           1.193                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.991              30,100
                                                               2004        0.997           0.989                   -
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.136           1.242             149,332
                                                               2004        1.054           1.136              92,170
                                                               2003        0.800           1.054                   -
                                                               2002        1.212           0.800                   -
                                                               2001        1.000           1.212                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.329           1.336              27,070
                                                               2004        1.228           1.329              18,983
                                                               2003        0.983           1.228                   -
                                                               2002        1.037           0.983                   -
                                                               2001        1.000           1.037                   -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.226           1.342                   -
                                                               2004        1.062           1.226                   -
                                                               2003        0.850           1.062                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (continued)                                                 2002        1.168           0.850                   -
                                                               2001        1.000           1.168                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.090           1.137                   -
                                                               2004        1.005           1.090                   -
                                                               2003        0.804           1.005                   -
                                                               2002        1.101           0.804                   -
                                                               2001        1.000           1.101                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.237           1.275             130,235
                                                               2004        1.258           1.237             112,011
                                                               2003        0.870           1.258                   -
                                                               2002        1.181           0.870                   -
                                                               2001        1.000           1.181                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.343           1.425              14,845
                                                               2004        1.241           1.343              14,847
                                                               2003        0.976           1.241                   -
                                                               2002        1.232           0.976                   -
                                                               2001        1.000           1.232                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.967           0.974             132,472
                                                               2004        0.978           0.967              32,120
                                                               2003        0.992           0.978                   -
                                                               2002        1.000           0.992                   -
                                                               2001        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.981           1.037                   -
                                                               2004        0.935           0.981                   -
                                                               2003        0.750           0.935                   -
                                                               2002        1.134           0.750                   -
                                                               2001        1.000           1.134                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.394           1.432              16,170
                                                               2004        1.231           1.394              15,034

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.885           1.231                    -
                                                               2002        1.215           0.885                    -
                                                               2001        1.000           1.215                    -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.410           1.614               18,005
                                                               2004        1.248           1.410               13,584
                                                               2003        0.992           1.248               13,584
                                                               2002        1.118           0.992                    -
                                                               2001        1.000           1.118                    -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.411           1.631               89,979
                                                               2004        1.155           1.411               46,989
                                                               2003        0.853           1.155                    -
                                                               2002        1.000           0.853                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.340           1.551                 159
                                                               2004        1.145           1.340                   -
                                                               2003        1.000           1.145                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.152           1.191                   -
                                                               2004        1.112           1.152                   -
                                                               2003        1.000           1.112                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.220           1.249               5,093
                                                               2004        1.120           1.220                   -
                                                               2003        1.000           1.120                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.159           1.304                   -
                                                               2004        1.093           1.159                   -
                                                               2003        1.000           1.093                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.319           1.474              33,810
                                                               2004        1.187           1.319              20,425
                                                               2003        1.000           1.187                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.266           1.440             495,689
                                                               2004        1.149           1.266             102,273
                                                               2003        1.000           1.149                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.239           1.284             278,103
                                                               2004        1.147           1.239             107,765
                                                               2003        1.000           1.147                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.470           1.543               1,987
                                                               2004        1.143           1.470                   -
                                                               2003        1.000           1.143                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.295                2,632
                                                               2004        1.074           1.201                    -
                                                               2003        1.000           1.074                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.293              118,685
                                                               2004        1.067           1.199                    -
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              141,388

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.302           1.336               21,578
                                                               2004        1.192           1.302               20,936
                                                               2003        1.000           1.192                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.232           1.334              156,547
                                                               2004        1.117           1.232               32,618
                                                               2003        1.000           1.117                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.542           1.924               26,812
                                                               2004        1.263           1.542                    -
                                                               2003        1.000           1.263                    -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.364           1.472              111,621
                                                               2004        1.175           1.364               10,115
                                                               2003        1.000           1.175                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.319           1.406              121,975
                                                               2004        1.161           1.319                    -
                                                               2003        1.000           1.161                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.192           1.218              25,336
                                                               2004        1.119           1.192                   -
                                                               2003        1.000           1.119                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.105           1.110              24,652
                                                               2004        1.057           1.105              45,255
                                                               2003        1.000           1.057                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.219           1.245              56,720
                                                               2004        1.130           1.219              54,008
                                                               2003        1.000           1.130                   -

   Fundamental Value Portfolio (6/00)                          2005        1.238           1.271              19,317
                                                               2004        1.169           1.238                   -
                                                               2003        1.000           1.169                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.347           1.478              33,744
                                                               2004        1.142           1.347                   -
                                                               2003        1.000           1.142                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320           1.344              44,697
                                                               2004        1.173           1.320               4,856
                                                               2003        1.000           1.173                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.258           1.272               5,316
                                                               2004        1.140           1.258                   -
                                                               2003        1.000           1.140                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.404           1.488              87,302
                                                               2004        1.156           1.404              16,199
                                                               2003        1.000           1.156                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.115             185,851
                                                               2004        1.046           1.115              10,245
                                                               2003        1.000           1.046                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Total Return Portfolio - Administrative Class (5/01)        2005        1.052           1.056            470,959
                                                               2004        1.024           1.052              4,979
                                                               2003        1.000           1.024                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.186           1.246                  -
                                                               2004        1.126           1.186                  -
                                                               2003        1.000           1.126                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.343           1.475                  -
                                                               2004        1.180           1.343                  -
                                                               2003        1.000           1.180                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.528           1.601                  -
                                                               2004        1.236           1.528                  -
                                                               2003        1.000           1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.241           1.264                  -
                                                               2004        1.170           1.241                  -
                                                               2003        1.000           1.170                  -

   Investors Fund - Class I (1/01)                             2005        1.240           1.293              5,937
                                                               2004        1.147           1.240                  -
                                                               2003        1.000           1.147                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.394           1.432                  -
                                                               2004        1.236           1.394                  -
                                                               2003        1.000           1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.115           1.090                  -
                                                               2004        1.101           1.115                  -
                                                               2003        1.000           1.101                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.160           1.207                  -
                                                               2004        1.151           1.160                  -
                                                               2003        1.000           1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.179           1.215            589,302
                                                               2004        1.129           1.179            241,112
                                                               2003        1.000           1.129                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.120           1.143            142,759
                                                               2004        1.089           1.120            102,335
                                                               2003        1.000           1.089                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.231           1.284             30,949
                                                               2004        1.140           1.231                  -
                                                               2003        1.000           1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.173           1.189             69,100
                                                               2004        1.122           1.173             23,773
                                                               2003        1.000           1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.185           1.262                  -
                                                               2004        1.136           1.185                  -
                                                               2003        1.000           1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.218           1.246             45,518
                                                               2004        1.132           1.218                  -
                                                               2003        1.000           1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.172           1.247              1,666
                                                               2004        1.123           1.172                  -
                                                               2003        1.000           1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                 --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                   -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.051                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.084                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                            2005        1.000           1.028                   -

Mercury Large Cap Core Portfolio (6/00)                     2005        1.236           1.357                   -
                                                            2004        1.090           1.236                   -
                                                            2003        1.000           1.090                   -

MFS Emerging Growth Portfolio (2/00)                        2005        1.220           1.183                   -
                                                            2004        1.105           1.220                   -
                                                            2003        1.000           1.105                   -

MFS Mid Cap Growth Portfolio (3/02)                         2005        1.264           1.276               6,041
                                                            2004        1.132           1.264                   -
                                                            2003        1.000           1.132                   -

MFS Total Return Portfolio (7/00)                           2005        1.177           1.187              96,384
                                                            2004        1.078           1.177               9,432
                                                            2003        1.000           1.078                   -

MFS Value Portfolio (5/04)                                  2005        1.117           1.164             125,223
                                                            2004        1.000           1.117                   -

Mondrian International Stock Portfolio (3/02)               2005        1.313           1.408               3,713
                                                            2004        1.158           1.313                   -
                                                            2003        1.000           1.158                   -

Pioneer Fund Portfolio (5/03)                               2005        1.226           1.273                   -
                                                            2004        1.127           1.226                   -
                                                            2003        1.000           1.127                   -

Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.107             119,462
                                                               2004        1.000           1.091                   -

   Strategic Equity Portfolio (6/00)                           2005        1.205           1.204                   -
                                                               2004        1.116           1.205                   -
                                                               2003        1.000           1.116                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.036           1.029              27,974
                                                               2004        1.029           1.036              21,513
                                                               2003        1.000           1.029                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.148           1.212                   -
                                                               2004        1.128           1.148                   -
                                                               2003        1.000           1.128                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.988           0.990              12,201
                                                               2004        0.997           0.988                   -
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.223           1.337             101,312
                                                               2004        1.136           1.223              12,861
                                                               2003        1.000           1.136                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.191           1.197             129,198
                                                               2004        1.101           1.191              58,956
                                                               2003        1.000           1.101                   -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.354           1.482                   -
                                                               2004        1.173           1.354                   -
                                                               2003        1.000           1.173                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.242           1.296                  -
                                                               2004        1.147           1.242                  -
                                                               2003        1.000           1.147                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.148           1.183              6,605
                                                               2004        1.169           1.148                  -
                                                               2003        1.000           1.169                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.252           1.328              3,622
                                                               2004        1.158           1.252                  -
                                                               2003        1.000           1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.982           0.989                  -
                                                               2004        0.994           0.982                  -
                                                               2003        1.000           0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.169           1.236                  -
                                                               2004        1.115           1.169                  -
                                                               2003        1.000           1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.397           1.436              2,459
                                                               2004        1.234           1.397                  -
                                                               2003        1.000           1.234                  -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.288           1.474            120,962
                                                               2004        1.141           1.288             21,572
                                                               2003        1.000           1.141                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.462           1.690             45,068
                                                               2004        1.198           1.462                  -
                                                               2003        1.000           1.198                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.15%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.385           1.602              106,587
                                                               2004        1.184           1.385               33,175
                                                               2003        0.968           1.184                    -
                                                               2002        1.000           0.968                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.220           1.262                    -
                                                               2004        1.179           1.220                    -
                                                               2003        0.963           1.179                    -
                                                               2002        1.000           0.963                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.352           1.384                    -
                                                               2004        1.242           1.352                    -
                                                               2003        0.960           1.242                    -
                                                               2002        1.000           0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.213           1.364               99,481
                                                               2004        1.144           1.213               91,022
                                                               2003        0.948           1.144                    -
                                                               2002        1.000           0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.448           1.616              642,170
                                                               2004        1.303           1.448              440,414
                                                               2003        0.984           1.303               55,238
                                                               2002        1.000           0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.416           1.611            1,532,708
                                                               2004        1.286           1.416            1,059,551
                                                               2003        0.960           1.286               99,932
                                                               2002        1.000           0.960                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.360           1.409            1,424,925
                                                               2004        1.259           1.360              945,214
                                                               2003        0.971           1.259               66,778
                                                               2002        1.000           0.971                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.696           1.779              297,881
                                                               2004        1.319           1.696              259,924
                                                               2003        1.005           1.319               37,864
                                                               2002        1.000           1.005                    -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.200           1.294               88,966
                                                               2004        1.073           1.200               73,133
                                                               2003        1.000           1.073                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.198           1.291              257,968
                                                               2004        1.067           1.198              139,483
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.030                    -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.420           1.456                    -
                                                               2004        1.301           1.420                    -
                                                               2003        0.969           1.301                    -
                                                               2002        1.000           0.969                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.342           1.453              273,728
                                                               2004        1.218           1.342              164,481
                                                               2003        0.994           1.218                6,136
                                                               2002        1.000           0.994                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.759           2.193              191,267
                                                               2004        1.441           1.759              141,585
                                                               2003        1.000           1.441               54,560

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.484           1.601              126,678
                                                               2004        1.279           1.484               93,506

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.279                       -
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.434           1.528              377,836
                                                               2004        1.263           1.434              331,135
                                                               2003        0.976           1.263              124,930
                                                               2002        1.000           0.976                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.268           1.294                    -
                                                               2004        1.191           1.268                    -
                                                               2003        0.977           1.191                    -
                                                               2002        1.000           0.977                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.154           1.158                    -
                                                               2004        1.105           1.154                    -
                                                               2003        1.010           1.105                    -
                                                               2002        1.000           1.010                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.304           1.331              418,030
                                                               2004        1.209           1.304              393,773
                                                               2003        0.967           1.209              143,964
                                                               2002        1.000           0.967                    -

   Fundamental Value Portfolio (6/00)                          2005        1.388           1.423                    -
                                                               2004        1.310           1.388                    -
                                                               2003        0.966           1.310                    -
                                                               2002        1.000           0.966                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.529           1.676                    -
                                                               2004        1.296           1.529                    -
                                                               2003        0.983           1.296                    -
                                                               2002        1.000           0.983                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.495           1.521              145,348
                                                               2004        1.329           1.495              113,336
                                                               2003        1.000           1.329                    -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.365           1.380              279,776
                                                               2004        1.238           1.365              163,189
                                                               2003        1.000           1.238                6,050

   Mid-Cap Value Portfolio (5/03)                              2005        1.522           1.612              216,566
                                                               2004        1.253           1.522              114,516
                                                               2003        1.000           1.253                    -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.111           1.110              464,685
                                                               2004        1.043           1.111              214,161
                                                               2003        1.000           1.043                    -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.068           1.071            1,035,472
                                                               2004        1.040           1.068              714,714
                                                               2003        1.012           1.040               27,193
                                                               2002        1.000           1.012                    -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.303           1.368                    -
                                                               2004        1.238           1.303                    -
                                                               2003        0.958           1.238                    -
                                                               2002        1.000           0.958                    -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.422           1.562                3,198
                                                               2004        1.251           1.422                3,198
                                                               2003        0.994           1.251                    -
                                                               2002        1.000           0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.767           1.851              238,322
                                                               2004        1.431           1.767              203,643

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.431               82,176
                                                               2002        1.000           0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.385           1.410              260,182
                                                               2004        1.306           1.385              267,262
                                                               2003        0.960           1.306               59,804
                                                               2002        1.000           0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.341           1.398              151,318
                                                               2004        1.241           1.341               70,944
                                                               2003        0.958           1.241                    -
                                                               2002        1.000           0.958                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.592           1.635              145,079
                                                               2004        1.413           1.592              156,147
                                                               2003        0.970           1.413                9,472
                                                               2002        1.000           0.970                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.178           1.150                    -
                                                               2004        1.164           1.178                    -
                                                               2003        0.963           1.164                    -
                                                               2002        1.000           0.963                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.270           1.322                    -
                                                               2004        1.261           1.270                    -
                                                               2003        0.960           1.261                    -
                                                               2002        1.000           0.960                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.301           1.341              143,582
                                                               2004        1.247           1.301               80,817
                                                               2003        0.969           1.247                    -
                                                               2002        1.000           0.969                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.201           1.226              23,153
                                                               2004        1.169           1.201              23,285
                                                               2003        0.979           1.169                   -
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.337           1.395                   -
                                                               2004        1.239           1.337                   -
                                                               2003        0.962           1.239                   -
                                                               2002        1.000           0.962                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.268           1.285                   -
                                                               2004        1.214           1.268                   -
                                                               2003        0.961           1.214                   -
                                                               2002        1.000           0.961                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.275           1.357             164,676
                                                               2004        1.224           1.275             122,713
                                                               2003        0.967           1.224               2,233
                                                               2002        1.000           0.967                   -

   Equity Income Portfolio (10/00)                             2005        1.323           1.353             284,705
                                                               2004        1.230           1.323             207,293
                                                               2003        0.958           1.230              36,353
                                                               2002        1.000           0.958                   -

   Large Cap Portfolio (6/00)                                  2005        1.230           1.308              27,397
                                                               2004        1.179           1.230              71,256
                                                               2003        0.967           1.179                   -
                                                               2002        1.000           0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.051               45,691

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.084              244,231

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.028               38,806

Mercury Large Cap Core Portfolio (6/00)                        2005        1.309           1.435              100,404
                                                               2004        1.154           1.309               66,131
                                                               2003        0.973           1.154                    -
                                                               2002        1.000           0.973                    -

MFS Emerging Growth Portfolio (2/00)                           2005        1.354           1.313                    -
                                                               2004        1.227           1.354               12,107
                                                               2003        0.971           1.227                    -
                                                               2002        1.000           0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.459           1.472              158,902
                                                               2004        1.306           1.459               94,124
                                                               2003        0.974           1.306                9,691
                                                               2002        1.000           0.974                    -

MFS Total Return Portfolio (7/00)                              2005        1.226           1.236            1,333,686
                                                               2004        1.124           1.226            1,076,462
                                                               2003        0.986           1.124               63,220
                                                               2002        1.000           0.986                    -

MFS Value Portfolio (5/04)                                     2005        1.117           1.163               85,935
                                                               2004        1.000           1.117                9,859

Mondrian International Stock Portfolio (3/02)                  2005        1.428           1.530              220,015
                                                               2004        1.260           1.428              157,537
                                                               2003        1.001           1.260                    -
                                                               2002        1.000           1.001                    -

Pioneer Fund Portfolio (5/03)                                  2005        1.317           1.366               10,001
                                                               2004        1.211           1.317                3,791
                                                               2003        1.000           1.211                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.090           1.106             256,417
                                                               2004        1.000           1.090             103,830

   Strategic Equity Portfolio (6/00)                           2005        1.357           1.355              24,192
                                                               2004        1.258           1.357              23,249
                                                               2003        0.969           1.258                   -
                                                               2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.111                 270

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                 272

   Travelers Managed Income Portfolio (7/00)                   2005        1.083           1.075                   -
                                                               2004        1.076           1.083                   -
                                                               2003        1.014           1.076                   -
                                                               2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.207           1.274                   -
                                                               2004        1.188           1.207                   -
                                                               2003        0.966           1.188                   -
                                                               2002        1.000           0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987           0.989             154,164
                                                               2004        0.997           0.987              96,297
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.347           1.472                   -
                                                               2004        1.252           1.347                   -
                                                               2003        0.951           1.252                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.359           1.365              15,696
                                                               2004        1.257           1.359               7,657
                                                               2003        1.007           1.257                   -
                                                               2002        1.000           1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.418           1.551                -
                                                               2004        1.230           1.418                -
                                                               2003        0.986           1.230                -
                                                               2002        1.000           0.986                -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.310           1.366                -
                                                               2004        1.210           1.310                -
                                                               2003        0.969           1.210                -
                                                               2002        1.000           0.969                -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.342           1.382                -
                                                               2004        1.366           1.342                -
                                                               2003        0.946           1.366                -
                                                               2002        1.000           0.946                -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.341           1.421                -
                                                               2004        1.240           1.341                -
                                                               2003        0.977           1.240                -
                                                               2002        1.000           0.977                -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.972           0.978                -
                                                               2004        0.985           0.972                -
                                                               2003        0.999           0.985                -
                                                               2002        1.000           0.999                -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.253           1.323                -
                                                               2004        1.196           1.253                -
                                                               2003        0.959           1.196                -
                                                               2002        1.000           0.959                -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                            2005        1.532           1.573                -
                                                               2004        1.354           1.532                -
                                                               2003        0.974           1.354                -
                                                               2002        1.000           0.974                -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.406           1.608             14,368
                                                               2004        1.246           1.406             15,205
                                                               2003        0.991           1.246                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.628           1.881            434,766
                                                               2004        1.334           1.628            257,511
                                                               2003        0.986           1.334                  -
                                                               2002        1.000           0.986                  -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBernstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, the Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Neuberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, the PBHG Funds: PBHG Growth Fund - Advisor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, the Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

AIM Variable Insurance Funds, Inc.: AIM Premier Equity Fund - Series I is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

Travelers Series Fund Inc.: Smith Barney International All Cap Growth Portfolio is no longer available to new contract owners.

Travelers Series Fund Inc.: Smith Barney Large Cap Value Portfolio is no longer available to new contract owners.

AIM V.I. Premier Equity Fund is no longer available to new contract owners.

AllianceBernstein Large-Cap Growth Portfolio - Class B is no longer available to new contract owners.

Fixed Fund is no longer available to new contract owners.

Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares is no longer available to new contract owners.

Salomon Brothers Variable All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Variable Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen LIT Emerging Growth Portfolio - Class I Shares is no longer available to new contract owners.

                             VINTAGE II (SERIES II)

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.50%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.128           1.314               7,493
                                                               2004        0.958           1.128                   -
                                                               2003        0.779           0.958                   -
                                                               2002        1.000           0.779                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.124           1.158              26,385
                                                               2004        1.025           1.124              25,030
                                                               2003        0.787           1.025               3,941
                                                               2002        1.000           0.787                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.783           0.886              12,418
                                                               2004        0.734           0.783              12,938
                                                               2003        0.604           0.734                   -
                                                               2002        0.886           0.604                   -
                                                               2001        1.000           0.886                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.120           1.258             599,544
                                                               2004        1.002           1.120             354,206
                                                               2003        0.752           1.002              48,343
                                                               2002        0.894           0.752                   -
                                                               2001        1.000           0.894                   -


   Growth Fund - Class 2 Shares (2/00)                         2005        0.970           1.110           1,667,796
                                                               2004        0.875           0.970           1,107,265
                                                               2003        0.649           0.875             109,171
                                                               2002        0.872           0.649                   -
                                                               2001        1.000           0.872                   -
   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.093           1.140           1,455,115
                                                               2004        1.005           1.093           1,074,777
                                                               2003        0.771           1.005              64,249
                                                               2002        0.958           0.771                   -
                                                               2001        1.000           0.958                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.634           1.725                  -
                                                               2004        1.262           1.634                  -
                                                               2003        0.956           1.262                  -
                                                               2002        1.000           0.956                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.209           1.312                  -
                                                               2004        1.074           1.209                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.207           1.309             87,013
                                                               2004        1.068           1.207             55,627
                                                               2003        1.000           1.068                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.035             41,954

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.971           1.002            196,099
                                                               2004        0.884           0.971            108,496
                                                               2003        0.654           0.884                  -
                                                               2002        0.931           0.654                  -
                                                               2001        1.000           0.931                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.155           1.258            257,737
                                                               2004        1.041           1.155            152,523
                                                               2003        0.844           1.041             40,328
                                                               2002        1.000           0.844                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.778           2.232            125,111
                                                               2004        1.447           1.778             34,186
                                                               2003        1.000           1.447                664

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.092           1.185            358,603
                                                               2004        0.935           1.092            206,196

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.718           0.935               1,815
                                                               2002        0.895           0.718                   -
                                                               2001        1.000           0.895                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.177           1.263             205,466
                                                               2004        1.030           1.177              83,145
                                                               2003        0.791           1.030                   -
                                                               2002        1.000           0.791                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.003           1.030             658,853
                                                               2004        0.936           1.003             360,370
                                                               2003        0.763           0.936              21,107
                                                               2002        0.939           0.763                   -
                                                               2001        1.000           0.939                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.191           1.203             165,382
                                                               2004        1.133           1.191             153,517
                                                               2003        1.029           1.133               1,196
                                                               2002        0.996           1.029                   -
                                                               2001        1.000           0.996                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.954           0.980              60,653
                                                               2004        0.878           0.954              56,171
                                                               2003        0.698           0.878                   -
                                                               2002        0.913           0.698                   -
                                                               2001        1.000           0.913                   -

   Fundamental Value Portfolio (6/00)                          2005        1.034           1.068           1,252,208
                                                               2004        0.970           1.034             815,357
                                                               2003        0.710           0.970              30,172
                                                               2002        0.916           0.710                   -
                                                               2001        1.000           0.916                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.877           0.968               8,092
                                                               2004        0.739           0.877               6,396
                                                               2003        0.556           0.739               2,441
                                                               2002        0.786           0.556                   -
                                                               2001        1.000           0.786                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.511           1.548            111,698
                                                               2004        1.335           1.511             42,908
                                                               2003        1.000           1.335              2,150

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.380           1.404            144,845
                                                               2004        1.244           1.380            142,571
                                                               2003        1.000           1.244                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.538           1.640            192,963
                                                               2004        1.259           1.538             37,271
                                                               2003        1.000           1.259                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.124           1.130            637,239
                                                               2004        1.047           1.124            309,675
                                                               2003        1.000           1.047             19,465

   Total Return Portfolio - Administrative Class (5/01)        2005        1.197           1.208            855,028
                                                               2004        1.159           1.197            664,766
                                                               2003        1.120           1.159             57,268
                                                               2002        1.042           1.120                  -
                                                               2001        1.000           1.042                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.055           1.167                  -
                                                               2004        0.922           1.055                  -
                                                               2003        0.728           0.922                  -
                                                               2002        0.898           0.728                  -
                                                               2001        1.000           0.898                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.520           1.603             55,960
                                                               2004        1.223           1.520             14,805
                                                               2003        0.829           1.223              4,897
                                                               2002        1.030           0.829                  -
                                                               2001        1.000           1.030                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.015           1.041            112,651
                                                               2004        0.952           1.015             98,802
                                                               2003        0.695           0.952                  -
                                                               2002        0.941           0.695                  -
                                                               2001        1.000           0.941                  -

   Investors Fund - Class I (1/01)                             2005        1.000           1.049             79,363
                                                               2004        0.920           1.000             71,911
                                                               2003        0.705           0.920             14,535
                                                               2002        0.931           0.705                  -
                                                               2001        1.000           0.931                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.999           1.032             14,146
                                                               2004        0.881           0.999             10,016
                                                               2003        0.601           0.881              2,108
                                                               2002        0.934           0.601                  -
                                                               2001        1.000           0.934                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.812           0.799             77,344
                                                               2004        0.798           0.812             36,497
                                                               2003        0.656           0.798              3,387
                                                               2002        0.900           0.656                  -
                                                               2001        1.000           0.900                  -

   Smith Barney Premier Selections All Cap Growth
    Portfolio (5/01)                                           2005        0.881           0.923              2,029
                                                               2004        0.869           0.881              2,029
                                                               2003        0.657           0.869                  -
                                                               2002        0.911           0.657                  -
                                                               2001        1.000           0.911                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.443           1.497            804,209
                                                               2004        1.374           1.443            623,494
                                                               2003        1.061           1.374             14,867
                                                               2002        1.000           1.061                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.290           1.325           1,353,403
                                                               2004        1.247           1.290             915,145
                                                               2003        1.038           1.247             102,087
                                                               2002        1.000           1.038                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.512           1.587             612,686
                                                               2004        1.392           1.512             428,665
                                                               2003        1.074           1.392                   -
                                                               2002        1.000           1.074                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.429           1.457              20,388
                                                               2004        1.359           1.429              13,357
                                                               2003        1.069           1.359                 749
                                                               2002        1.000           1.069                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.885           0.948               4,221
                                                               2004        0.844           0.885               2,495
                                                               2003        0.662           0.844                   -
                                                               2002        0.883           0.662                   -
                                                               2001        1.000           0.883                   -

   Equity Income Portfolio (10/00)                             2005        1.112           1.145             144,301
                                                               2004        1.027           1.112             106,627
                                                               2003        0.795           1.027               1,236
                                                               2002        0.938           0.795                   -
                                                               2001        1.000           0.938                   -

   Large Cap Portfolio (6/00)                                  2005        0.864           0.925                   -
                                                               2004        0.823           0.864                   -
                                                               2003        0.670           0.823                   -
                                                               2002        0.881           0.670                   -
                                                               2001        1.000           0.881                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                   -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                   -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.032              17,473

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.869           0.959             130,617
                                                               2004        0.761           0.869              14,141
                                                               2003        0.637           0.761                 132
                                                               2002        0.864           0.637                   -
                                                               2001        1.000           0.864                   -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.766           0.743                   -
                                                               2004        0.689           0.766              30,876
                                                               2003        0.542           0.689                   -
                                                               2002        0.836           0.542                   -
                                                               2001        1.000           0.836                   -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.835           0.848              26,677
                                                               2004        0.743           0.835                   -
                                                               2003        0.550           0.743                   -
                                                               2002        1.000           0.550                   -

   MFS Total Return Portfolio (7/00)                           2005        1.147           1.163           1,651,026
                                                               2004        1.044           1.147           1,076,243
                                                               2003        0.910           1.044             134,780
                                                               2002        0.975           0.910                   -
                                                               2001        1.000           0.975                   -

   MFS Value Portfolio (5/04)                                  2005        1.121           1.176             140,928
                                                               2004        1.000           1.121              16,893

   Mondrian International Stock Portfolio (3/02)               2005        1.221           1.317              33,147
                                                               2004        1.071           1.221              36,442
                                                               2003        0.845           1.071                   -
                                                               2002        1.000           0.845                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Pioneer Fund Portfolio (5/03)                               2005        1.331           1.390              11,626
                                                               2004        1.216           1.331              10,551
                                                               2003        1.000           1.216                  64

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.037           1.040                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.095           1.118             156,421
                                                               2004        1.000           1.095              33,364

   Strategic Equity Portfolio (6/00)                           2005        0.789           0.793                   -
                                                               2004        0.727           0.789                   -
                                                               2003        0.556           0.727                   -
                                                               2002        0.850           0.556                   -
                                                               2001        1.000           0.850                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.116                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.112                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.098           1.097             110,157
                                                               2004        1.084           1.098             101,718
                                                               2003        1.015           1.084               1,150
                                                               2002        1.008           1.015                   -
                                                               2001        1.000           1.008                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.814           0.864                   -
                                                               2004        0.795           0.814                   -
                                                               2003        0.643           0.795                   -
                                                               2002        0.923           0.643                   -
                                                               2001        1.000           0.923                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.996           1.004              21,267
                                                               2004        0.999           0.996              44,674
                                                               2003        1.000           0.999                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.870           0.957           1,615,870
                                                               2004        0.803           0.870           1,064,925
                                                               2003        0.606           0.803              68,808

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        0.913           0.606                  -
                                                               2001        1.000           0.913                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.215           1.228            267,576
                                                               2004        1.116           1.215            198,065
                                                               2003        0.889           1.116             24,446
                                                               2002        0.932           0.889                  -
                                                               2001        1.000           0.932                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.984           1.020            106,624
                                                               2004        0.995           0.984            100,138
                                                               2003        0.684           0.995             16,090
                                                               2002        0.923           0.684                  -
                                                               2001        1.000           0.923                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.029           1.098            221,381
                                                               2004        0.946           1.029            206,573
                                                               2003        0.740           0.946             46,991
                                                               2002        0.929           0.740                  -
                                                               2001        1.000           0.929                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.990           1.002             20,026
                                                               2004        0.996           0.990            143,313
                                                               2003        1.004           0.996              4,691
                                                               2002        1.007           1.004                  -
                                                               2001        1.000           1.007                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.745           0.792             62,111
                                                               2004        0.706           0.745             43,996
                                                               2003        0.563           0.706                  -
                                                               2002        0.846           0.563                  -
                                                               2001        1.000           0.846                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.093           1.129             39,861
                                                               2004        0.959           1.093             34,142
                                                               2003        0.686           0.959                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        0.937           0.686                  -
                                                               2001        1.000           0.937                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.209           1.392            237,522
                                                               2004        1.064           1.209             62,969
                                                               2003        0.842           1.064                  -
                                                               2002        0.943           0.842                  -
                                                               2001        1.000           0.943                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.432           1.665            484,446
                                                               2004        1.166           1.432            270,065
                                                               2003        0.856           1.166              6,840
                                                               2002        1.000           0.856                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.55%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.127           1.311                  -
                                                               2004        0.957           1.127                  -
                                                               2003        0.778           0.957                  -
                                                               2002        1.000           0.778                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.122           1.156                  -
                                                               2004        1.025           1.122                  -
                                                               2003        0.787           1.025                  -
                                                               2002        1.000           0.787                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.663           0.749             17,737
                                                               2004        0.621           0.663             21,358
                                                               2003        0.511           0.621             28,250
                                                               2002        0.751           0.511             36,065
                                                               2001        0.924           0.751             37,053
                                                               2000        1.055           0.924             37,068

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.022           1.147             37,535
                                                               2004        0.914           1.022             37,544
                                                               2003        0.686           0.914             31,673
                                                               2002        0.817           0.686             40,766
                                                               2001        0.967           0.817             41,734
                                                               2000        1.334           0.967             31,450

   Growth Fund - Class 2 Shares (2/00)                         2005        1.073           1.228             17,583
                                                               2004        0.969           1.073             31,773
                                                               2003        0.719           0.969             27,545
                                                               2002        0.967           0.719             27,113
                                                               2001        1.200           0.967             20,474
                                                               2000        1.247           1.200              9,891

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.270           1.324             53,549
                                                               2004        1.169           1.270             52,842
                                                               2003        0.896           1.169             55,704
                                                               2002        1.115           0.896              8,489
                                                               2001        1.104           1.115                  -
                                                               2000        0.994           1.104                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.632           1.722                  -
                                                               2004        1.261           1.632                  -
                                                               2003        0.956           1.261                  -
                                                               2002        1.000           0.956                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.208           1.311                  -
                                                               2004        1.074           1.208                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.206           1.308              8,787
                                                               2004        1.067           1.206              7,889
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.868           0.895              6,626
                                                               2004        0.790           0.868              6,633
                                                               2003        0.585           0.790                  -
                                                               2002        0.833           0.585                  -
                                                               2001        0.998           0.833                  -
                                                               2000        1.355           0.998                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.153           1.256             61,444
                                                               2004        1.040           1.153             63,631
                                                               2003        0.844           1.040             65,759
                                                               2002        1.000           0.844                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.776           2.229              2,076
                                                               2004        1.446           1.776              2,082
                                                               2003        1.000           1.446              2,084

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.079           1.171              7,536
                                                               2004        0.925           1.079              7,538
                                                               2003        0.710           0.925              8,660
                                                               2002        0.886           0.710             12,719
                                                               2001        1.071           0.886             13,265
                                                               2000        1.057           1.071             11,090

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.176           1.260                  -
                                                               2004        1.029           1.176                  -
                                                               2003        0.791           1.029                  -
                                                               2002        1.000           0.791                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.032           1.060             16,184
                                                               2004        0.964           1.032             17,692
                                                               2003        0.786           0.964                  -
                                                               2002        0.968           0.786                  -
                                                               2001        1.024           0.968                  -
                                                               2000        1.035           1.024                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.226           1.238                  -
                                                               2004        1.166           1.226                  -
                                                               2003        1.060           1.166                  -
                                                               2002        1.027           1.060                  -
                                                               2001        1.011           1.027                  -
                                                               2000        1.010           1.011                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.857           0.880                  -
                                                               2004        0.790           0.857              3,911
                                                               2003        0.628           0.790              3,916
                                                               2002        0.822           0.628              5,111
                                                               2001        0.952           0.822              6,152
                                                               2000        1.075           0.952              6,152

   Fundamental Value Portfolio (6/00)                          2005        1.293           1.334             64,300
                                                               2004        1.214           1.293             66,822
                                                               2003        0.889           1.214             61,484
                                                               2002        1.147           0.889             20,824
                                                               2001        1.230           1.147             20,828
                                                               2000        1.099           1.230             16,815

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.446           0.492                 -
                                                               2004        0.376           0.446             4,174
                                                               2003        0.283           0.376             4,179
                                                               2002        0.400           0.283             5,460
                                                               2001        0.673           0.400             6,578
                                                               2000        1.000           0.673             6,578

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.510           1.546                 -
                                                               2004        1.334           1.510                 -
                                                               2003        1.000           1.334                 -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.379           1.402             1,706
                                                               2004        1.243           1.379                 -
                                                               2003        1.000           1.243                 -

   Mid-Cap Value Portfolio (5/03)                              2005        1.537           1.638                 -
                                                               2004        1.258           1.537                 -
                                                               2003        1.000           1.258                 -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.123           1.128             1,679
                                                               2004        1.047           1.123                 -
                                                               2003        1.000           1.047                 -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.207           1.217             8,970
                                                               2004        1.168           1.207             8,983
                                                               2003        1.130           1.168             8,992
                                                               2002        1.052           1.130             3,340
                                                               2001        1.000           1.052                 -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.005           1.111                 -
                                                               2004        0.879           1.005                 -
                                                               2003        0.694           0.879                 -
                                                               2002        0.856           0.694                 -
                                                               2001        1.000           0.856                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.602           1.689               -
                                                               2004        1.289           1.602               -
                                                               2003        0.875           1.289               -
                                                               2002        1.087           0.875               -
                                                               2001        1.000           1.087               -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.299           1.331               -
                                                               2004        1.218           1.299               -
                                                               2003        0.890           1.218               -
                                                               2002        1.206           0.890               -
                                                               2001        1.202           1.206               -
                                                               2000        1.194           1.202               -

   Investors Fund - Class I (1/01)                             2005        1.182           1.240               -
                                                               2004        1.088           1.182               -
                                                               2003        0.835           1.088               -
                                                               2002        1.102           0.835               -
                                                               2001        1.193           1.102               -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.280           1.322               -
                                                               2004        1.129           1.280               -
                                                               2003        0.770           1.129               -
                                                               2002        1.198           0.770               -
                                                               2001        1.312           1.198               -
                                                               2000        1.481           1.312               -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.791               -
                                                               2004        0.791           0.805               -
                                                               2003        0.650           0.791               -
                                                               2002        0.893           0.650               -
                                                               2001        1.000           0.893               -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.863           0.903               -
                                                               2004        0.852           0.863               -
                                                               2003        0.644           0.852               -
                                                               2002        0.894           0.644               -
                                                               2001        1.000           0.894               -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.442           1.494            17,662
                                                               2004        1.373           1.442            17,683
                                                               2003        1.061           1.373                 -
                                                               2002        1.000           1.061                 -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.289           1.323                 -
                                                               2004        1.246           1.289                 -
                                                               2003        1.038           1.246                 -
                                                               2002        1.000           1.038                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.510           1.584                 -
                                                               2004        1.391           1.510                 -
                                                               2003        1.074           1.391                 -
                                                               2002        1.000           1.074                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.427           1.455                 -
                                                               2004        1.358           1.427                 -
                                                               2003        1.069           1.358                 -
                                                               2002        1.000           1.069                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.864           0.925                 -
                                                               2004        0.824           0.864                 -
                                                               2003        0.647           0.824                 -
                                                               2002        0.863           0.647                 -
                                                               2001        1.000           0.863                 -

   Equity Income Portfolio (10/00)                             2005        1.185           1.219                 -
                                                               2004        1.095           1.185                 -
                                                               2003        0.848           1.095             1,373
                                                               2002        1.001           0.848             7,261
                                                               2001        1.089           1.001             7,274
                                                               2000        1.058           1.089                 -

   Large Cap Portfolio (6/00)                                  2005        0.715           0.765                 -
                                                               2004        0.681           0.715             5,924
                                                               2003        0.555           0.681            13,468

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Large Cap Portfolio  (continued)                            2002        0.730           0.555            15,294
                                                               2001        0.897           0.730            16,878
                                                               2000        1.048           0.897            16,886

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                 -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                 -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                 -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.032                 -

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.755           0.833                 -
                                                               2004        0.662           0.755                 -
                                                               2003        0.555           0.662                 -
                                                               2002        0.753           0.555                 -
                                                               2001        0.986           0.753                 -
                                                               2000        1.106           0.986                 -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.647           0.627                 -
                                                               2004        0.583           0.647             8,071
                                                               2003        0.458           0.583            12,511
                                                               2002        0.708           0.458            16,874
                                                               2001        1.126           0.708            17,697
                                                               2000        1.559           1.126            17,705

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.834           0.846             3,956
                                                               2004        0.742           0.834                 -
                                                               2003        0.550           0.742                 -
                                                               2002        1.000           0.550                 -

   MFS Total Return Portfolio (7/00)                           2005        1.326           1.345             9,243
                                                               2004        1.209           1.326             7,853
                                                               2003        1.053           1.209                 -
                                                               2002        1.129           1.053                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   MFS Total Return Portfolio  (continued)                     2001        1.147           1.129                 -
                                                               2000        1.025           1.147                 -

   MFS Value Portfolio (5/04)                                  2005        1.121           1.175                 -
                                                               2004        1.000           1.121                 -

   Mondrian International Stock Portfolio (3/02)               2005        1.219           1.315                 -
                                                               2004        1.070           1.219                 -
                                                               2003        0.845           1.070                 -
                                                               2002        1.000           0.845                 -

   Pioneer Fund Portfolio (5/03)                               2005        1.330           1.388             4,465
                                                               2004        1.216           1.330             4,469
                                                               2003        1.000           1.216                 -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.040                 -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.117                 -
                                                               2004        1.000           1.094                 -

   Strategic Equity Portfolio (6/00)                           2005        0.720           0.723            22,832
                                                               2004        0.663           0.720            22,836
                                                               2003        0.508           0.663            24,675
                                                               2002        0.777           0.508            39,639
                                                               2001        0.911           0.777            48,566
                                                               2000        1.107           0.911            37,107

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                 -

   Travelers Managed Income Portfolio (7/00)                   2005        1.207           1.205            11,617
                                                               2004        1.192           1.207                 -
                                                               2003        1.116           1.192                 -
                                                               2002        1.109           1.116                 -
                                                               2001        1.056           1.109                 -
                                                               2000        1.018           1.056                 -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.656           0.696            16,759
                                                               2004        0.641           0.656            16,759

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Van Kampen Enterprise Portfolio (continued)                 2003        0.519           0.641             16,759
                                                               2002        0.746           0.519             16,759
                                                               2001        0.962           0.746             16,759
                                                               2000        1.195           0.962             16,759

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.995           1.003                  -
                                                               2004        0.999           0.995                  -
                                                               2003        1.000           0.999                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.238           1.361             51,217
                                                               2004        1.143           1.238             51,222
                                                               2003        0.863           1.143             34,451
                                                               2002        1.302           0.863             19,990
                                                               2001        1.378           1.302              6,781
                                                               2000        1.490           1.378              4,445

   Smith Barney High Income Portfolio (8/00)                   2005        1.134           1.146              5,209
                                                               2004        1.043           1.134              5,214
                                                               2003        0.830           1.043                  -
                                                               2002        0.872           0.830                  -
                                                               2001        0.920           0.872                  -
                                                               2000        0.992           0.920                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.914           0.947                  -
                                                               2004        0.925           0.914                  -
                                                               2003        0.637           0.925                  -
                                                               2002        0.860           0.637             16,919
                                                               2001        0.998           0.860             16,933
                                                               2000        1.083           0.998             16,933

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.333           1.422              8,689
                                                               2004        1.226           1.333              8,689
                                                               2003        0.960           1.226              9,354
                                                               2002        1.205           0.960             12,931
                                                               2001        1.360           1.205             12,948
                                                               2000        1.224           1.360             11,658

   Smith Barney Money Market Portfolio (2/00)                  2005        1.052           1.065              4,914
                                                               2004        1.059           1.052              5,375

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Money Market Portfolio (continued)             2003        1.069           1.059               490
                                                               2002        1.072           1.069               949
                                                               2001        1.050           1.072               952
                                                               2000        1.011           1.050                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.704           0.749                 -
                                                               2004        0.668           0.704             2,675
                                                               2003        0.533           0.668             6,938
                                                               2002        0.802           0.533             7,766
                                                               2001        1.189           0.802             8,488
                                                               2000        1.699           1.189             8,492

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.100           1.136                 -
                                                               2004        0.966           1.100                 -
                                                               2003        0.691           0.966                 -
                                                               2002        0.944           0.691                 -
                                                               2001        1.000           0.944                 -

Variable Insurance Products Fund

   Contrafund<< Portfolio - Service Class (5/00)               2005        1.154           1.328            10,048
                                                               2004        1.017           1.154            10,052
                                                               2003        0.804           1.017            10,056
                                                               2002        0.902           0.804             4,865
                                                               2001        1.045           0.902             5,854
                                                               2000        1.112           1.045             5,854

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.430           1.662             8,258
                                                               2004        1.165           1.430             5,974
                                                               2003        0.856           1.165             5,974
                                                               2002        1.000           0.856                 -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.348           1.567                 -
                                                               2004        1.147           1.348                 -
                                                               2003        1.000           1.147                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.227           1.263            12,996
                                                               2004        1.122           1.227             4,346
                                                               2003        1.000           1.122                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.167           1.318                 -
                                                               2004        1.095           1.167                 -
                                                               2003        1.000           1.095                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.328           1.490             6,187
                                                               2004        1.189           1.328                 -
                                                               2003        1.000           1.189                 -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.274           1.456            62,804
                                                               2004        1.151           1.274            29,296
                                                               2003        1.000           1.151                 -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.247           1.298            57,744
                                                               2004        1.149           1.247            30,166
                                                               2003        1.000           1.149                 -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.480           1.560                 -
                                                               2004        1.145           1.480                 -
                                                               2003        1.000           1.145                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.308                 -
                                                               2004        1.074           1.207                 -
                                                               2003        1.000           1.074                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.305             23,642
                                                               2004        1.067           1.205             18,002
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.310           1.350              6,038
                                                               2004        1.194           1.310              5,064
                                                               2003        1.000           1.194                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.240           1.348              6,605
                                                               2004        1.119           1.240                  -
                                                               2003        1.000           1.119                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.552           1.945              3,560
                                                               2004        1.265           1.552                  -
                                                               2003        1.000           1.265                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.373           1.488             27,738
                                                               2004        1.177           1.373              4,847
                                                               2003        1.000           1.177                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.327           1.422                  -
                                                               2004        1.163           1.327                  -
                                                               2003        1.000           1.163                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.200           1.231             54,381
                                                               2004        1.121           1.200             47,733
                                                               2003        1.000           1.121                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.112           1.122              4,191
                                                               2004        1.059           1.112              3,063
                                                               2003        1.000           1.059                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.227           1.258                  -
                                                               2004        1.132           1.227                  -
                                                               2003        1.000           1.132                  -

   Fundamental Value Portfolio (6/00)                          2005        1.246           1.284             33,558
                                                               2004        1.171           1.246             24,946
                                                               2003        1.000           1.171                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.355           1.493                  -
                                                               2004        1.144           1.355                  -
                                                               2003        1.000           1.144                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.328           1.358                  -
                                                               2004        1.175           1.328                  -
                                                               2003        1.000           1.175                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.266           1.285              6,003
                                                               2004        1.142           1.266                  -
                                                               2003        1.000           1.142                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.413           1.504             19,207
                                                               2004        1.158           1.413                  -
                                                               2003        1.000           1.158                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127             22,356
                                                               2004        1.048           1.122                  -
                                                               2003        1.000           1.048                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.059           1.067             35,033
                                                               2004        1.026           1.059              3,258
                                                               2003        1.000           1.026                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.351           1.491                  -
                                                               2004        1.182           1.351                  -
                                                               2003        1.000           1.182                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.537           1.619                   2,121
                                                               2004        1.238           1.537                       -
                                                               2003        1.000           1.238                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.248           1.278                       -
                                                               2004        1.172           1.248                       -
                                                               2003        1.000           1.172                       -

   Investors Fund - Class I (1/01)                             2005        1.247           1.307                   5,929
                                                               2004        1.149           1.247                       -
                                                               2003        1.000           1.149                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.402           1.447                       -
                                                               2004        1.239           1.402                       -
                                                               2003        1.000           1.239                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.122           1.101                       -
                                                               2004        1.103           1.122                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.167           1.220                       -
                                                               2004        1.153           1.167                       -
                                                               2003        1.000           1.153                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.186           1.228                  98,845
                                                               2004        1.131           1.186                  84,029
                                                               2003        1.000           1.131                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.127           1.155                  81,936
                                                               2004        1.091           1.127                  38,331
                                                               2003        1.000           1.091                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.298                       -
                                                               2004        1.142           1.238                       -
                                                               2003        1.000           1.142                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.202                       -
                                                               2004        1.124           1.180                       -
                                                               2003        1.000           1.124                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.193           1.276                       -
                                                               2004        1.138           1.193                       -
                                                               2003        1.000           1.138                       -

   Equity Income Portfolio (10/00)                             2005        1.226           1.260                   1,775
                                                               2004        1.134           1.226                       -
                                                               2003        1.000           1.134                       -

   Large Cap Portfolio (6/00)                                  2005        1.179           1.260                   3,224
                                                               2004        1.125           1.179                       -
                                                               2003        1.000           1.125                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                  11,973

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.244           1.371                       -
                                                               2004        1.091           1.244                       -
                                                               2003        1.000           1.091                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   MFS Emerging Growth Portfolio (2/00)                        2005        1.228           1.191                       -
                                                               2004        1.107           1.228                       -
                                                               2003        1.000           1.107                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.272           1.290                       -
                                                               2004        1.134           1.272                       -
                                                               2003        1.000           1.134                       -

   MFS Total Return Portfolio (7/00)                           2005        1.185           1.200                  11,550
                                                               2004        1.080           1.185                       -
                                                               2003        1.000           1.080                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.173                   8,558
                                                               2004        1.000           1.120                       -

   Mondrian International Stock Portfolio (3/02)               2005        1.321           1.423                  10,672
                                                               2004        1.160           1.321                       -
                                                               2003        1.000           1.160                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.234           1.286                       -
                                                               2004        1.129           1.234                       -
                                                               2003        1.000           1.129                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.115                   6,653
                                                               2004        1.000           1.094                       -

   Strategic Equity Portfolio (6/00)                           2005        1.213           1.217                       -
                                                               2004        1.118           1.213                       -
                                                               2003        1.000           1.118                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.043           1.040                  15,500
                                                               2004        1.031           1.043                  17,272
                                                               2003        1.000           1.031                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.155           1.225                   1,419
                                                               2004        1.130           1.155                       -
                                                               2003        1.000           1.130                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.230           1.351                  37,603
                                                               2004        1.138           1.230                  11,227
                                                               2003        1.000           1.138                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.198           1.210                       -
                                                               2004        1.103           1.198                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.156           1.196                       -
                                                               2004        1.171           1.156                       -
                                                               2003        1.000           1.171                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.260           1.343                   5,217
                                                               2004        1.160           1.260                   5,219
                                                               2003        1.000           1.160                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.988           0.999                  21,906
                                                               2004        0.996           0.988                  19,959
                                                               2003        1.000           0.996                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.176           1.249                       -
                                                               2004        1.117           1.176                       -
                                                               2003        1.000           1.117                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406           1.451                   1,274
                                                               2004        1.237           1.406                       -
                                                               2003        1.000           1.237                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.297           1.490                  24,118
                                                               2004        1.143           1.297                   5,023
                                                               2003        1.000           1.143                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.471           1.708                  14,767
                                                               2004        1.200           1.471                       -
                                                               2003        1.000           1.200                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.70%

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -----------         -----------------
   Capital Appreciation Fund (3/02)                            2005        1.398           1.624                       -
                                                               2004        1.189           1.398                       -
                                                               2003        0.969           1.189                       -
                                                               2002        1.000           0.969                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.365           1.403                  82,201
                                                               2004        1.248           1.365                  66,221
                                                               2003        0.960           1.248                  55,990
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.224           1.383                  22,639
                                                               2004        1.150           1.224                  29,427
                                                               2003        0.948           1.150                  28,838
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.461           1.639                 236,271
                                                               2004        1.309           1.461                 197,563
                                                               2003        0.985           1.309                 144,510
                                                               2002        1.000           0.985                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.429           1.633                 811,971
                                                               2004        1.292           1.429                 841,707
                                                               2003        0.961           1.292                 674,663
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.372           1.428               1,334,060
                                                               2004        1.265           1.372               1,302,700
                                                               2003        0.971           1.265               1,117,921
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.711           1.803                       -
                                                               2004        1.325           1.711                       -
                                                               2003        1.005           1.325                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.206           1.306                  13,365
                                                               2004        1.074           1.206                   1,394
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.204           1.304                  44,116
                                                               2004        1.067           1.204                  32,153
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.433           1.476                 175,725
                                                               2004        1.307           1.433                 250,989
                                                               2003        0.969           1.307                 158,368
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.355           1.473                 182,584
                                                               2004        1.223           1.355                 169,564
                                                               2003        0.994           1.223                 140,562
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.772           2.220                  17,251
                                                               2004        1.445           1.772                  10,971
                                                               2003        1.000           1.445                     688

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.498           1.623                 404,959
                                                               2004        1.285           1.498                 410,113
                                                               2003        0.989           1.285                 327,983
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.447           1.549                  36,260
                                                               2004        1.269           1.447                  13,744

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.269                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.280           1.312                 831,271
                                                               2004        1.196           1.280                 916,257
                                                               2003        0.977           1.196                 671,165
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.165           1.174                 463,407
                                                               2004        1.110           1.165                 463,361
                                                               2003        1.010           1.110                 323,056
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.316           1.349                 440,113
                                                               2004        1.214           1.316                 429,756
                                                               2003        0.967           1.214                 298,686
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.401           1.443                 718,960
                                                               2004        1.316           1.401                 762,092
                                                               2003        0.966           1.316                 544,691
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.543           1.699                   4,479
                                                               2004        1.302           1.543                  29,032
                                                               2003        0.983           1.302                  27,299
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.506           1.540                       -
                                                               2004        1.333           1.506                       -
                                                               2003        1.000           1.333                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.376           1.396                  24,265
                                                               2004        1.242           1.376                   2,317
                                                               2003        1.000           1.242                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.533           1.631                   7,987
                                                               2004        1.257           1.533                   7,990
                                                               2003        1.000           1.257                  37,875

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.120           1.124                 132,437
                                                               2004        1.046           1.120                  64,766
                                                               2003        1.000           1.046                  11,362

   Total Return Portfolio - Administrative Class (5/01)        2005        1.078           1.085               1,550,550
                                                               2004        1.045           1.078               1,513,961
                                                               2003        1.012           1.045               1,146,936
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.436           1.584                  68,481
                                                               2004        1.257           1.436                  91,495
                                                               2003        0.994           1.257                  63,026
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783           1.877                 149,542
                                                               2004        1.437           1.783                 141,908
                                                               2003        0.977           1.437                  92,122
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.397           1.430                 271,882
                                                               2004        1.312           1.397                 286,755
                                                               2003        0.960           1.312                 272,909
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.353           1.418                 196,783
                                                               2004        1.247           1.353                 212,149
                                                               2003        0.959           1.247                 120,729
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.607           1.657                  76,407
                                                               2004        1.420           1.607                 100,927
                                                               2003        0.970           1.420                  86,086
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.188           1.166                 104,305
                                                               2004        1.169           1.188                 109,777
                                                               2003        0.963           1.169                  95,035
                                                               2002        1.000           0.963                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.282           1.340                   8,020
                                                               2004        1.267           1.282                       -
                                                               2003        0.960           1.267                       -
                                                               2002        1.000           0.960                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.313           1.359                 557,730
                                                               2004        1.253           1.313                 509,181
                                                               2003        0.969           1.253                 490,637
                                                               2002        1.000           0.969                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.212           1.243                 769,999
                                                               2004        1.174           1.212                 841,302
                                                               2003        0.980           1.174                 306,044
                                                               2002        1.000           0.980                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.350           1.414                 245,996
                                                               2004        1.245           1.350                 197,082
                                                               2003        0.963           1.245                 151,687
                                                               2002        1.000           0.963                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.280           1.303                 105,858
                                                               2004        1.220           1.280                 102,611
                                                               2003        0.962           1.220                  62,307
                                                               2002        1.000           0.962                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.287           1.376                  57,605
                                                               2004        1.229           1.287                  59,808
                                                               2003        0.967           1.229                  36,030
                                                               2002        1.000           0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Equity Income Portfolio (10/00)                             2005        1.335           1.372                 666,567
                                                               2004        1.236           1.335                 788,266
                                                               2003        0.958           1.236                 636,759
                                                               2002        1.000           0.958                       -

   Large Cap Portfolio (6/00)                                  2005        1.241           1.326                  47,779
                                                               2004        1.185           1.241                  47,608
                                                               2003        0.967           1.185                  43,368
                                                               2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.321           1.455                  33,676
                                                               2004        1.159           1.321                  34,564
                                                               2003        0.973           1.159                  30,330
                                                               2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.367           1.326                       -
                                                               2004        1.233           1.367                  50,357
                                                               2003        0.971           1.233                  40,047
                                                               2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.472           1.492                  27,340
                                                               2004        1.313           1.472                       -
                                                               2003        0.974           1.313                       -
                                                               2002        1.000           0.974                       -

   MFS Total Return Portfolio (7/00)                           2005        1.238           1.253                 832,099
                                                               2004        1.130           1.238                 728,909

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.130                 547,413
                                                               2002        1.000           0.986                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.172                       -
                                                               2004        1.000           1.120                       -

   Mondrian International Stock Portfolio (3/02)               2005        1.441           1.551                  11,804
                                                               2004        1.266           1.441                   1,103
                                                               2003        1.001           1.266                       -
                                                               2002        1.000           1.001                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.327           1.383                       -
                                                               2004        1.214           1.327                       -
                                                               2003        1.000           1.214                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.114                   5,622
                                                               2004        1.000           1.093                   5,622

   Strategic Equity Portfolio (6/00)                           2005        1.369           1.374                   6,178
                                                               2004        1.263           1.369                   6,178
                                                               2003        0.970           1.263                   3,196
                                                               2002        1.000           0.970                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.110                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.093           1.090                 900,220
                                                               2004        1.081           1.093                 940,269
                                                               2003        1.014           1.081                 742,399
                                                               2002        1.000           1.014                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.219           1.292                   5,686
                                                               2004        1.193           1.219                   5,698
                                                               2003        0.966           1.193                   3,437
                                                               2002        1.000           0.966                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.993           0.999                       -
                                                               2004        0.998           0.993                       -
                                                               2003        1.000           0.998                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.359           1.492               1,172,756
                                                               2004        1.258           1.359               1,213,908
                                                               2003        0.951           1.258                 947,548
                                                               2002        1.000           0.951                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.372           1.384                 871,928
                                                               2004        1.263           1.372                 938,742
                                                               2003        1.007           1.263                 727,125
                                                               2002        1.000           1.007                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.354           1.401                 201,200
                                                               2004        1.373           1.354                 208,788
                                                               2003        0.946           1.373                 205,485
                                                               2002        1.000           0.946                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.353           1.441                 400,644
                                                               2004        1.246           1.353                 403,080
                                                               2003        0.977           1.246                 336,263
                                                               2002        1.000           0.977                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981           0.992                 873,271
                                                               2004        0.989           0.981               1,254,797
                                                               2003        1.000           0.989                 538,435
                                                               2002        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.264           1.342                  96,541
                                                               2004        1.201           1.264                 107,315
                                                               2003        0.960           1.201                  90,811
                                                               2002        1.000           0.960                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.546           1.595                  57,413
                                                               2004        1.360           1.546                  78,814

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.975           1.360                  81,449
                                                               2002        1.000           0.975                       -

Variable Insurance Products Fund
   Contrafund << Portfolio - Service Class (5/00)              2005        1.419           1.630                 425,379
                                                               2004        1.251           1.419                 401,681
                                                               2003        0.992           1.251                 360,610
                                                               2002        1.000           0.992                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.643           1.907                 258,487
                                                               2004        1.341           1.643                 299,647
                                                               2003        0.986           1.341                 213,509
                                                               2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.75%

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Capital Appreciation Fund (3/02)                            2005        1.121           1.302                  36,894
                                                               2004        0.954           1.121                  20,151
                                                               2003        0.777           0.954                  14,371
                                                               2002        1.000           0.777                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.116           1.147                       -
                                                               2004        1.021           1.116                       -
                                                               2003        0.786           1.021                       -
                                                               2002        1.000           0.786                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.776           0.876                   2,359
                                                               2004        0.729           0.776                   2,370
                                                               2003        0.601           0.729                   2,374
                                                               2002        0.885           0.601                       -
                                                               2001        1.000           0.885                       -
American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.110           1.244                 189,172
                                                               2004        0.995           1.110                  86,407
                                                               2003        0.749           0.995                       -
                                                               2002        0.893           0.749                       -
                                                               2001        1.000           0.893                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        0.961           1.097                 318,044
                                                               2004        0.869           0.961                 142,633
                                                               2003        0.647           0.869                     939
                                                               2002        0.871           0.647                       -
                                                               2001        1.000           0.871                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.084           1.127                 484,514
                                                               2004        0.999           1.084                 471,293
                                                               2003        0.768           0.999                       -
                                                               2002        0.957           0.768                       -
                                                               2001        1.000           0.957                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.623           1.709                  82,644
                                                               2004        1.257           1.623                  59,655
                                                               2003        0.954           1.257                  21,110
                                                               2002        1.000           0.954                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.305                  14,627
                                                               2004        1.074           1.205                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.302                   4,729
                                                               2004        1.067           1.203                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.962           0.991                       -
                                                               2004        0.878           0.962                       -
                                                               2003        0.651           0.878                       -
                                                               2002        0.929           0.651                       -
                                                               2001        1.000           0.929                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.147           1.246                  89,615
                                                               2004        1.036           1.147                  60,112
                                                               2003        0.843           1.036                       -
                                                               2002        1.000           0.843                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.770           2.217                  60,250
                                                               2004        1.444           1.770                  12,110
                                                               2003        1.000           1.444                   1,599

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.082           1.172                  17,880
                                                               2004        0.929           1.082                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Templeton Foreign Securities Fund - Class 2 Shares
     (continued)                                               2003        0.715           0.929                       -
                                                               2002        0.894           0.715                       -
                                                               2001        1.000           0.894                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.169           1.251                 127,988
                                                               2004        1.026           1.169                  71,930
                                                               2003        0.790           1.026                       -
                                                               2002        1.000           0.790                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        0.994           1.019                   6,064
                                                               2004        0.930           0.994                       -
                                                               2003        0.760           0.930                       -
                                                               2002        0.937           0.760                       -
                                                               2001        1.000           0.937                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.181           1.190                       -
                                                               2004        1.126           1.181                       -
                                                               2003        1.025           1.126                       -
                                                               2002        0.995           1.025                       -
                                                               2001        1.000           0.995                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.946           0.969                 283,227
                                                               2004        0.873           0.946                 169,018
                                                               2003        0.695           0.873                  46,366
                                                               2002        0.912           0.695                       -
                                                               2001        1.000           0.912                       -

   Fundamental Value Portfolio (6/00)                          2005        1.025           1.056                   7,808
                                                               2004        0.964           1.025                       -
                                                               2003        0.708           0.964                       -
                                                               2002        0.915           0.708                       -
                                                               2001        1.000           0.915                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.869           0.957                       -
                                                               2004        0.734           0.869                       -
                                                               2003        0.554           0.734                       -
                                                               2002        0.785           0.554                       -
                                                               2001        1.000           0.785                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.505           1.538                  35,017
                                                               2004        1.333           1.505                  32,700
                                                               2003        1.000           1.333                   4,014

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.374           1.394                  53,274
                                                               2004        1.242           1.374                  31,692
                                                               2003        1.000           1.242                   5,319

   Mid-Cap Value Portfolio (5/03)                              2005        1.532           1.629                  66,229
                                                               2004        1.257           1.532                  49,838
                                                               2003        1.000           1.257                   5,215

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.119           1.122                 225,080
                                                               2004        1.045           1.119                 230,481
                                                               2003        1.000           1.045                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.187           1.195                 160,259
                                                               2004        1.151           1.187                  69,698
                                                               2003        1.115           1.151                       -
                                                               2002        1.041           1.115                       -
                                                               2001        1.000           1.041                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
     (5/01)                                                    2005        1.046           1.153                       -
                                                               2004        0.916           1.046                       -
                                                               2003        0.725           0.916                       -
                                                               2002        0.897           0.725                       -
                                                               2001        1.000           0.897                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.507           1.585                  55,446
                                                               2004        1.215           1.507                   8,394
                                                               2003        0.826           1.215                       -
                                                               2002        1.029           0.826                       -
                                                               2001        1.000           1.029                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.006           1.029                  91,691
                                                               2004        0.946           1.006                  69,554
                                                               2003        0.692           0.946                     867
                                                               2002        0.940           0.692                       -
                                                               2001        1.000           0.940                       -

   Investors Fund - Class I (1/01)                             2005        0.991           1.038                  12,123
                                                               2004        0.914           0.991                  11,028
                                                               2003        0.703           0.914                       -
                                                               2002        0.929           0.703                       -
                                                               2001        1.000           0.929                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.990           1.021                  47,768
                                                               2004        0.875           0.990                  19,847
                                                               2003        0.598           0.875                   3,414
                                                               2002        0.933           0.598                       -
                                                               2001        1.000           0.933                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.790                       -
                                                               2004        0.793           0.805                       -
                                                               2003        0.653           0.793                       -
                                                               2002        0.898           0.653                       -
                                                               2001        1.000           0.898                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
     (5/01)                                                    2005        0.873           0.912                       -
                                                               2004        0.864           0.873                       -
                                                               2003        0.655           0.864                       -
                                                               2002        0.910           0.655                       -
                                                               2001        1.000           0.910                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.435           1.485                       -
                                                               2004        1.370           1.435                       -
                                                               2003        1.060           1.370                       -
                                                               2002        1.000           1.060                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.283           1.314                       -
                                                               2004        1.243           1.283                       -
                                                               2003        1.037           1.243                       -
                                                               2002        1.000           1.037                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.503           1.574                       -
                                                               2004        1.388           1.503                       -
                                                               2003        1.073           1.388                       -
                                                               2002        1.000           1.073                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.421           1.446                       -
                                                               2004        1.354           1.421                       -
                                                               2003        1.068           1.354                       -
                                                               2002        1.000           1.068                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.877           0.938                  19,283
                                                               2004        0.838           0.877                  12,441
                                                               2003        0.660           0.838                       -
                                                               2002        0.882           0.660                       -
                                                               2001        1.000           0.882                       -

   Equity Income Portfolio (10/00)                             2005        1.102           1.132                 117,232
                                                               2004        1.021           1.102                 217,227
                                                               2003        0.792           1.021                   1,123
                                                               2002        0.936           0.792                       -
                                                               2001        1.000           0.936                       -

   Large Cap Portfolio (6/00)                                  2005        0.856           0.914                  27,487
                                                               2004        0.818           0.856                  24,729
                                                               2003        0.668           0.818                  24,729
                                                               2002        0.880           0.668                       -
                                                               2001        1.000           0.880                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                  24,396

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                  67,304

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                   6,911

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.861           0.948                  24,001
                                                               2004        0.756           0.861                   4,740
                                                               2003        0.635           0.756                       -
                                                               2002        0.863           0.635                       -
                                                               2001        1.000           0.863                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.759           0.736                       -
                                                               2004        0.685           0.759                  14,735
                                                               2003        0.540           0.685                   4,808
                                                               2002        0.835           0.540                       -
                                                               2001        1.000           0.835                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.829           0.840                  36,089
                                                               2004        0.740           0.829                  18,766
                                                               2003        0.549           0.740                   1,104
                                                               2002        1.000           0.549                       -

   MFS Total Return Portfolio (7/00)                           2005        1.137           1.150                 280,001
                                                               2004        1.038           1.137                 366,021
                                                               2003        0.906           1.038                   4,840
                                                               2002        0.973           0.906                       -
                                                               2001        1.000           0.973                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.171                  40,963
                                                               2004        1.000           1.120                  29,551

   Mondrian International Stock Portfolio (3/02)               2005        1.212           1.305                  14,258
                                                               2004        1.066           1.212                       -
                                                               2003        0.843           1.066                       -
                                                               2002        1.000           0.843                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Pioneer Fund Portfolio (5/03)                               2005        1.326           1.381                  18,377
                                                               2004        1.214           1.326                  17,677
                                                               2003        1.000           1.214                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                   3,410

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.114                  22,766
                                                               2004        1.000           1.093                       -

   Strategic Equity Portfolio (6/00)                           2005        0.782           0.784                  19,848
                                                               2004        0.722           0.782                  19,856
                                                               2003        0.554           0.722                   1,584
                                                               2002        0.849           0.554                       -
                                                               2001        1.000           0.849                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.110                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.089           1.084                       -
                                                               2004        1.077           1.089                       -
                                                               2003        1.011           1.077                       -
                                                               2002        1.007           1.011                       -
                                                               2001        1.000           1.007                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.807           0.854                       -
                                                               2004        0.790           0.807                       -
                                                               2003        0.640           0.790                       -
                                                               2002        0.922           0.640                       -
                                                               2001        1.000           0.922                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.998                  34,886
                                                               2004        0.998           0.992                  12,693
                                                               2003        1.000           0.998                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.862           0.946                  10,956
                                                               2004        0.798           0.862                       -
                                                               2003        0.604           0.798                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        0.912           0.604                       -
                                                               2001        1.000           0.912                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.204           1.214                       -
                                                               2004        1.109           1.204                       -
                                                               2003        0.885           1.109                       -
                                                               2002        0.931           0.885                       -
                                                               2001        1.000           0.931                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.975           1.008                       -
                                                               2004        0.989           0.975                       -
                                                               2003        0.682           0.989                       -
                                                               2002        0.922           0.682                       -
                                                               2001        1.000           0.922                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.020           1.085                       -
                                                               2004        0.940           1.020                       -
                                                               2003        0.737           0.940                       -
                                                               2002        0.927           0.737                       -
                                                               2001        1.000           0.927                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981           0.991                       -
                                                               2004        0.989           0.981                       -
                                                               2003        1.000           0.989                       -
                                                               2002        1.005           1.000                       -
                                                               2001        1.000           1.005                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.738           0.783                       -
                                                               2004        0.702           0.738                       -
                                                               2003        0.561           0.702                       -
                                                               2002        0.845           0.561                       -
                                                               2001        1.000           0.845                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.083           1.116                       -
                                                               2004        0.953           1.083                       -
                                                               2003        0.683           0.953                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        0.935           0.683                       -
                                                               2001        1.000           0.935                       -

Variable Insurance Products Fund
   Contrafund << Portfolio - Service Class (5/00)              2005        1.199           1.376                   6,188
                                                               2004        1.057           1.199                       -
                                                               2003        0.838           1.057                       -
                                                               2002        0.942           0.838                       -
                                                               2001        1.000           0.942                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.422           1.650                 164,487
                                                               2004        1.161           1.422                 102,705
                                                               2003        0.855           1.161                     710
                                                               2002        1.000           0.855                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.80%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.395           1.619                     555
                                                               2004        1.188           1.395                       -
                                                               2003        0.968           1.188                       -
                                                               2002        1.000           0.968                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.362           1.399                 544,546
                                                               2004        1.247           1.362                 391,798
                                                               2003        0.960           1.247                 132,792
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.222           1.378                 118,538
                                                               2004        1.148           1.222                 107,514
                                                               2003        0.948           1.148                  56,579
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.458           1.634               2,015,328
                                                               2004        1.308           1.458               1,380,219
                                                               2003        0.984           1.308                 234,527
                                                               2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.426           1.628               7,024,875
                                                               2004        1.291           1.426               5,178,708
                                                               2003        0.961           1.291               1,160,688
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.370           1.424               8,731,465
                                                               2004        1.263           1.370               6,778,127
                                                               2003        0.971           1.263               1,336,803
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.708           1.798                  20,885
                                                               2004        1.323           1.708                       -
                                                               2003        1.005           1.323                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304                 124,680
                                                               2004        1.074           1.205                  31,763
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301                 410,697
                                                               2004        1.067           1.203                 266,973
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                  57,034

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.430           1.472                 976,839
                                                               2004        1.306           1.430                 808,014
                                                               2003        0.969           1.306                 197,012
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352           1.468               1,104,163
                                                               2004        1.222           1.352                 790,024
                                                               2003        0.994           1.222                 124,736
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214                 570,963
                                                               2004        1.444           1.769                 330,772
                                                               2003        1.000           1.444                  23,210

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.495           1.618               1,949,906
                                                               2004        1.284           1.495               1,314,117
                                                               2003        0.989           1.284                 301,150
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444           1.544                 296,634
                                                               2004        1.267           1.444                 131,294

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.267                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.277           1.308               2,972,829
                                                               2004        1.195           1.277               2,460,562
                                                               2003        0.977           1.195                 722,211
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.162           1.171               2,762,355
                                                               2004        1.109           1.162               2,453,519
                                                               2003        1.010           1.109                 528,297
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.314           1.345               1,418,018
                                                               2004        1.213           1.314               1,278,376
                                                               2003        0.967           1.213                 406,638
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.398           1.439               5,197,570
                                                               2004        1.315           1.398               4,442,339
                                                               2003        0.966           1.315               1,059,002
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.540           1.694                 112,445
                                                               2004        1.301           1.540                 114,949
                                                               2003        0.983           1.301                  44,257
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503           1.536                 203,182
                                                               2004        1.332           1.503                 145,543
                                                               2003        1.000           1.332                   5,088

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373           1.393                 389,577
                                                               2004        1.241           1.373                 238,090
                                                               2003        1.000           1.241                  66,009

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.531           1.627                 702,206
                                                               2004        1.256           1.531                 306,285
                                                               2003        1.000           1.256                  24,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.121               1,993,633
                                                               2004        1.045           1.118               1,416,064
                                                               2003        1.000           1.045                  74,524

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075           1.082               7,533,642
                                                               2004        1.044           1.075               6,051,109
                                                               2003        1.012           1.044               1,810,590
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433           1.579                 177,779
                                                               2004        1.255           1.433                 171,189
                                                               2003        0.994           1.255                  65,606
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780           1.871                 582,766
                                                               2004        1.436           1.780                 418,701
                                                               2003        0.977           1.436                 213,538
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.395           1.425               1,554,598
                                                               2004        1.311           1.395               1,214,031
                                                               2003        0.960           1.311                 481,537
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.351           1.413                 595,208
                                                               2004        1.246           1.351                 540,357
                                                               2003        0.959           1.246                 165,806
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.604           1.652                 320,087
                                                               2004        1.418           1.604                 277,758
                                                               2003        0.970           1.418                  89,952
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.186           1.163                 435,580
                                                               2004        1.168           1.186                 418,237
                                                               2003        0.963           1.168                 148,659
                                                               2002        1.000           0.963                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.279           1.336                  65,450
                                                               2004        1.266           1.279                  40,772
                                                               2003        0.960           1.266                   7,783
                                                               2002        1.000           0.960                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.311           1.355              11,592,316
                                                               2004        1.251           1.311               8,485,037
                                                               2003        0.969           1.251                 737,993
                                                               2002        1.000           0.969                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.210           1.239              12,219,192
                                                               2004        1.173           1.210               9,675,598
                                                               2003        0.980           1.173                 844,272
                                                               2002        1.000           0.980                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.347           1.410               4,034,650
                                                               2004        1.244           1.347               2,566,168
                                                               2003        0.963           1.244                  44,526
                                                               2002        1.000           0.963                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.277           1.299               1,905,337
                                                               2004        1.218           1.277               1,615,751
                                                               2003        0.962           1.218                 187,143
                                                               2002        1.000           0.962                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285           1.372                 241,163
                                                               2004        1.228           1.285                 239,422
                                                               2003        0.967           1.228                  78,200
                                                               2002        1.000           0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Equity Income Portfolio (10/00)                             2005        1.333           1.367               2,251,097
                                                               2004        1.235           1.333               1,796,282
                                                               2003        0.958           1.235                 304,490
                                                               2002        1.000           0.958                       -

   Large Cap Portfolio (6/00)                                  2005        1.238           1.322                 392,678
                                                               2004        1.184           1.238                 302,101
                                                               2003        0.967           1.184                 153,454
                                                               2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.108                  15,294

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.019                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.053                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.086                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.318           1.451                 109,359
                                                               2004        1.158           1.318                 105,100
                                                               2003        0.973           1.158                  32,716
                                                               2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.364           1.323                       -
                                                               2004        1.232           1.364                 384,779
                                                               2003        0.971           1.232                 121,953
                                                               2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.469           1.487                 362,912
                                                               2004        1.311           1.469                       -
                                                               2003        0.974           1.311                       -
                                                               2002        1.000           0.974                       -

   MFS Total Return Portfolio (7/00)                           2005        1.235           1.249               5,667,028
                                                               2004        1.128           1.235               4,150,019

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.128               1,058,596
                                                               2002        1.000           0.986                       -

   MFS Value Portfolio (5/04)                                  2005        1.119           1.170                 256,534
                                                               2004        1.000           1.119                 172,176

   Mondrian International Stock Portfolio (3/02)               2005        1.438           1.547                 557,621
                                                               2004        1.265           1.438                 334,945
                                                               2003        1.001           1.265                  19,795
                                                               2002        1.000           1.001                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.325           1.379                 375,239
                                                               2004        1.214           1.325                 299,231
                                                               2003        1.000           1.214                  27,826

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.038                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.113               1,101,817
                                                               2004        1.000           1.093                 407,548

   Strategic Equity Portfolio (6/00)                           2005        1.366           1.369                  83,666
                                                               2004        1.262           1.366                  73,019
                                                               2003        0.970           1.262                  35,436
                                                               2002        1.000           0.970                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.109                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.091           1.086               1,985,243
                                                               2004        1.080           1.091               1,728,934
                                                               2003        1.014           1.080                 297,782
                                                               2002        1.000           1.014                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.216           1.288                  44,044
                                                               2004        1.192           1.216                  41,436
                                                               2003        0.966           1.192                  13,649
                                                               2002        1.000           0.966                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997               1,113,589
                                                               2004        0.998           0.992                 777,353
                                                               2003        1.000           0.998                  16,215

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.357           1.488               7,703,478
                                                               2004        1.256           1.357               6,540,376
                                                               2003        0.951           1.256               1,914,647
                                                               2002        1.000           0.951                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.369           1.379               3,497,691
                                                               2004        1.262           1.369               2,553,497
                                                               2003        1.007           1.262                 630,255
                                                               2002        1.000           1.007                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.352           1.397               1,613,404
                                                               2004        1.371           1.352               1,460,997
                                                               2003        0.946           1.371                 455,784
                                                               2002        1.000           0.946                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.350           1.436               1,845,829
                                                               2004        1.245           1.350               1,815,921
                                                               2003        0.977           1.245                 752,823
                                                               2002        1.000           0.977                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.979           0.989               1,126,678
                                                               2004        0.988           0.979               1,789,598
                                                               2003        1.000           0.988                 487,386
                                                               2002        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.262           1.338                 138,400
                                                               2004        1.200           1.262                 113,944
                                                               2003        0.960           1.200                  64,821
                                                               2002        1.000           0.960                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.543           1.590                 768,463
                                                               2004        1.359           1.543                 729,454

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.975           1.359                 245,640
                                                               2002        1.000           0.975                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.416           1.625               2,874,374
                                                               2004        1.250           1.416               1,671,006
                                                               2003        0.992           1.250                 320,164
                                                               2002        1.000           0.992                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.640           1.901               1,578,558
                                                               2004        1.339           1.640               1,219,522
                                                               2003        0.986           1.339                 219,923
                                                               2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.117           1.297                  69,464
                                                               2004        0.952           1.117                  10,285
                                                               2003        0.777           0.952                   5,296
                                                               2002        1.000           0.777                   6,000

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.113           1.143                 433,246
                                                               2004        1.019           1.113                 206,918
                                                               2003        0.786           1.019                 134,576
                                                               2002        1.000           0.786                  70,619

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.034           1.166                  95,999
                                                               2004        0.973           1.034                  75,694
                                                               2003        0.803           0.973                  40,191
                                                               2002        1.183           0.803                   4,743
                                                               2001        1.000           1.183                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.473           1.649               1,392,866
                                                               2004        1.322           1.473                 689,281
                                                               2003        0.995           1.322                 338,279
                                                               2002        1.188           0.995                 108,035
                                                               2001        1.000           1.188                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.362           1.553               5,108,335
                                                               2004        1.233           1.362               3,022,506
                                                               2003        0.918           1.233               1,910,413
                                                               2002        1.238           0.918                 519,111
                                                               2001        1.000           1.238                   5,663

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.291           1.341               5,384,780
                                                               2004        1.191           1.291               3,748,375
                                                               2003        0.916           1.191               2,541,469
                                                               2002        1.143           0.916                 825,826
                                                               2001        1.000           1.143                   6,095

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.618           1.703                 444,721
                                                               2004        1.255           1.618                 282,289

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        0.953           1.255                 261,390
                                                               2002        1.000           0.953                 110,495

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204           1.302                 230,497
                                                               2004        1.074           1.204                  45,466
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202           1.299                 372,761
                                                               2004        1.067           1.202                  73,290
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                 360,823

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.267           1.303                 828,548
                                                               2004        1.158           1.267                 703,458
                                                               2003        0.859           1.158                 247,570
                                                               2002        1.228           0.859                  73,361
                                                               2001        1.000           1.228                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.144           1.242               1,920,497
                                                               2004        1.035           1.144                 911,365
                                                               2003        0.842           1.035                 482,403
                                                               2002        1.000           0.842                 112,568

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.767           2.211                 453,826
                                                               2004        1.444           1.767                  74,045
                                                               2003        1.000           1.444                   6,032

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.369           1.481               1,323,471
                                                               2004        1.177           1.369                 672,403
                                                               2003        0.907           1.177                 254,384

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2002        1.134           0.907                 136,180
                                                               2001        1.000           1.134                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.166           1.246                 699,854
                                                               2004        1.024           1.166                 204,395
                                                               2003        0.789           1.024                  96,803
                                                               2002        1.000           0.789                  58,188

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.202           1.231               2,791,436
                                                               2004        1.125           1.202               2,527,277
                                                               2003        0.920           1.125               2,308,725
                                                               2002        1.137           0.920                 523,480
                                                               2001        1.000           1.137                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.197           1.205               1,763,130
                                                               2004        1.142           1.197               1,620,778
                                                               2003        1.041           1.142                 729,132
                                                               2002        1.012           1.041                 144,253
                                                               2001        1.000           1.012                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.180           1.208               2,001,890
                                                               2004        1.091           1.180               1,576,990
                                                               2003        0.870           1.091               1,068,257
                                                               2002        1.141           0.870                 208,514
                                                               2001        1.000           1.141                       -

   Fundamental Value Portfolio (6/00)                          2005        1.310           1.347               2,282,236
                                                               2004        1.233           1.310               2,104,693
                                                               2003        0.906           1.233               1,683,561
                                                               2002        1.173           0.906                 528,533
                                                               2001        1.000           1.173                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.279           1.406                 122,864
                                                               2004        1.081           1.279                 131,294
                                                               2003        0.817           1.081                 131,035
                                                               2002        1.158           0.817                  43,642
                                                               2001        1.000           1.158                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.502           1.534                 386,440
                                                               2004        1.332           1.502                 112,428
                                                               2003        1.000           1.332                 101,266

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.372           1.391                 516,959
                                                               2004        1.241           1.372                 439,996
                                                               2003        1.000           1.241                   9,795

   Mid-Cap Value Portfolio (5/03)                              2005        1.529           1.625                 891,248
                                                               2004        1.256           1.529                 337,639
                                                               2003        1.000           1.256                 171,217

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.117           1.119               2,555,183
                                                               2004        1.045           1.117                 974,468
                                                               2003        1.000           1.045                 233,173

   Total Return Portfolio - Administrative Class (5/01)        2005        1.140           1.146              12,289,203
                                                               2004        1.107           1.140              11,093,565
                                                               2003        1.074           1.107              10,441,947
                                                               2002        1.003           1.074               3,411,930
                                                               2001        1.000           1.003                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.323           1.458                 188,294
                                                               2004        1.160           1.323                 191,672
                                                               2003        0.919           1.160                 186,378
                                                               2002        1.138           0.919                  63,610
                                                               2001        1.000           1.138                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783           1.874                 418,626
                                                               2004        1.439           1.783                 396,956
                                                               2003        0.980           1.439                 376,864
                                                               2002        1.221           0.980                 182,271
                                                               2001        1.000           1.221                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.204           1.229               1,548,293
                                                               2004        1.132           1.204               1,643,520
                                                               2003        0.829           1.132               1,213,718
                                                               2002        1.127           0.829                 482,311
                                                               2001        1.000           1.127                   6,229

   Investors Fund - Class I (1/01)                             2005        1.205           1.261               1,014,142
                                                               2004        1.112           1.205               1,069,597
                                                               2003        0.856           1.112                 738,841
                                                               2002        1.134           0.856                 316,814
                                                               2001        1.000           1.134                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.329           1.369                 467,037
                                                               2004        1.176           1.329                 436,895
                                                               2003        0.805           1.176                 267,896
                                                               2002        1.255           0.805                  20,161
                                                               2001        1.000           1.255                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.008           0.988                 274,180
                                                               2004        0.993           1.008                 129,017
                                                               2003        0.819           0.993                  60,101
                                                               2002        1.128           0.819                  13,026
                                                               2001        1.000           1.128                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.146           1.196                  44,833
                                                               2004        1.135           1.146                  46,001
                                                               2003        0.861           1.135                  33,703
                                                               2002        1.198           0.861                  24,619
                                                               2001        1.000           1.198                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.432           1.480               2,931,737
                                                               2004        1.368           1.432               1,902,696
                                                               2003        1.060           1.368               1,000,414
                                                               2002        1.000           1.060                 228,011

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.280           1.310               6,959,628
                                                               2004        1.242           1.280               4,117,282
                                                               2003        1.037           1.242               1,860,167
                                                               2002        1.000           1.037                 367,255

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.500           1.569               1,001,500
                                                               2004        1.386           1.500                 388,786
                                                               2003        1.073           1.386                 193,380
                                                               2002        1.000           1.073                  27,934

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.417           1.441                 941,155
                                                               2004        1.353           1.417                 596,551
                                                               2003        1.068           1.353                 416,126
                                                               2002        1.000           1.068                  43,322

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.196           1.277                 190,318
                                                               2004        1.144           1.196                 375,673
                                                               2003        0.901           1.144                 277,176
                                                               2002        1.206           0.901                  89,349
                                                               2001        1.000           1.206                       -

   Equity Income Portfolio (10/00)                             2005        1.326           1.360               2,433,988
                                                               2004        1.229           1.326               2,231,165
                                                               2003        0.955           1.229               1,497,940
                                                               2002        1.130           0.955                 132,792
                                                               2001        1.000           1.130                       -

   Large Cap Portfolio (6/00)                                  2005        1.103           1.177                 305,074
                                                               2004        1.055           1.103                 587,004
                                                               2003        0.862           1.055                 525,495
                                                               2002        1.138           0.862                  71,115
                                                               2001        1.000           1.138                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.108                   4,537

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.019                  25,289

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.053                  49,057

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.086                  44,275

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                   4,434

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.145           1.259                 382,840
                                                               2004        1.006           1.145                 528,392
                                                               2003        0.846           1.006                 438,531
                                                               2002        1.151           0.846                  27,272
                                                               2001        1.000           1.151                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.104           1.070                       -
                                                               2004        0.997           1.104                 180,941
                                                               2003        0.787           0.997                 112,048
                                                               2002        1.219           0.787                  33,294
                                                               2001        1.000           1.219                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.827           0.837                 363,071
                                                               2004        0.738           0.827                 197,288
                                                               2003        0.549           0.738                  79,566
                                                               2002        1.000           0.549                   6,056

   MFS Total Return Portfolio (7/00)                           2005        1.258           1.271               5,187,440
                                                               2004        1.150           1.258               4,470,787
                                                               2003        1.005           1.150               3,403,681
                                                               2002        1.081           1.005                 458,806
                                                               2001        1.000           1.081                       -

   MFS Value Portfolio (5/04)                                  2005        1.119           1.169                 425,726
                                                               2004        1.000           1.119                  22,370

   Mondrian International Stock Portfolio (3/02)               2005        1.209           1.300                 476,199
                                                               2004        1.064           1.209                 377,856
                                                               2003        0.843           1.064                  45,040
                                                               2002        1.000           0.843                   7,884

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Pioneer Fund Portfolio (5/03)                               2005        1.324           1.377                 109,545
                                                               2004        1.213           1.324                  68,258
                                                               2003        1.000           1.213                  14,955

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.038                   2,664

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.092           1.112               1,908,893
                                                               2004        1.000           1.092                 828,053

   Strategic Equity Portfolio (6/00)                           2005        1.054           1.056                 229,625
                                                               2004        0.974           1.054                 192,976
                                                               2003        0.749           0.974                 137,627
                                                               2002        1.148           0.749                  83,170
                                                               2001        1.000           1.148                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.113                   8,406

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.109                  15,029

   Travelers Managed Income Portfolio (7/00)                   2005        1.057           1.052               3,723,014
                                                               2004        1.047           1.057               3,291,375
                                                               2003        0.984           1.047               2,134,736
                                                               2002        0.981           0.984                 483,229
                                                               2001        1.000           0.981                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.041           1.102                 258,617
                                                               2004        1.021           1.041                 124,503
                                                               2003        0.828           1.021                  78,814
                                                               2002        1.194           0.828                       -
                                                               2001        1.000           1.194                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.991           0.996                 337,114
                                                               2004        0.998           0.991                  90,836
                                                               2003        1.000           0.998                   2,550

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.143           1.253               3,688,212
                                                               2004        1.059           1.143               3,272,963
                                                               2003        0.802           1.059               2,216,985

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        1.213           0.802                 741,620
                                                               2001        1.000           1.213                   5,724

   Smith Barney High Income Portfolio (8/00)                   2005        1.337           1.347               1,752,598
                                                               2004        1.234           1.337               1,653,614
                                                               2003        0.985           1.234               1,341,664
                                                               2002        1.037           0.985                 201,900
                                                               2001        1.000           1.037                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.245           1.286               1,397,017
                                                               2004        1.264           1.245               1,352,456
                                                               2003        0.872           1.264               1,110,282
                                                               2002        1.181           0.872                 384,417
                                                               2001        1.000           1.181                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.352           1.437                 576,586
                                                               2004        1.247           1.352                 654,161
                                                               2003        0.979           1.247                 544,924
                                                               2002        1.233           0.979                 270,753
                                                               2001        1.000           1.233                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.973           0.982               2,876,757
                                                               2004        0.983           0.973               3,211,212
                                                               2003        0.995           0.983               2,901,484
                                                               2002        1.000           0.995               2,395,570
                                                               2001        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.987           1.046                 126,788
                                                               2004        0.940           0.987                  96,939
                                                               2003        0.752           0.940                  68,581
                                                               2002        1.134           0.752                  28,027
                                                               2001        1.000           1.134                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.403           1.445                 342,386
                                                               2004        1.236           1.403                 292,379
                                                               2003        0.887           1.236                 145,645

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        1.215           0.887                  36,890
                                                               2001        1.000           1.215                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.419           1.628               2,046,688
                                                               2004        1.254           1.419               1,366,552
                                                               2003        0.995           1.254                 855,032
                                                               2002        1.119           0.995                 157,173
                                                               2001        1.000           1.119                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.418           1.643               1,993,749
                                                               2004        1.159           1.418               1,597,208
                                                               2003        0.854           1.159               1,203,368
                                                               2002        1.000           0.854                 289,347

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.392           1.615                   4,486
                                                               2004        1.187           1.392                       -
                                                               2003        0.968           1.187                       -
                                                               2002        1.000           0.968                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.359           1.395                 230,939
                                                               2004        1.245           1.359                 142,683
                                                               2003        0.960           1.245                  17,683
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.220           1.374                 250,328
                                                               2004        1.147           1.220                 177,996
                                                               2003        0.948           1.147                   2,282
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.455           1.629               1,319,621
                                                               2004        1.307           1.455                 921,393
                                                               2003        0.984           1.307                  21,601
                                                               2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.423           1.623               5,346,859
                                                               2004        1.289           1.423               3,889,901
                                                               2003        0.961           1.289                 197,129
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.367           1.419               5,705,950
                                                               2004        1.262           1.367               4,565,999
                                                               2003        0.971           1.262                 218,397
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.704           1.792                  13,016
                                                               2004        1.322           1.704                       -
                                                               2003        1.005           1.322                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.203           1.301                  80,130
                                                               2004        1.074           1.203                  18,674
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.201           1.298                 329,313
                                                               2004        1.067           1.201                 111,046
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                 148,649

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.427           1.467                 453,034
                                                               2004        1.305           1.427                 339,336
                                                               2003        0.969           1.305                  21,966
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.349           1.464                 802,702
                                                               2004        1.221           1.349                 435,422
                                                               2003        0.994           1.221                  81,165
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.766           2.208                 673,885
                                                               2004        1.443           1.766                 411,039
                                                               2003        1.000           1.443                   6,116

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.492           1.613               1,509,203
                                                               2004        1.283           1.492                 926,948
                                                               2003        0.989           1.283                  82,373
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.441           1.540                 374,307
                                                               2004        1.266           1.441                  96,370

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.266                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.274           1.304               1,459,674
                                                               2004        1.194           1.274               1,164,526
                                                               2003        0.977           1.194                 123,883
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.160           1.167               1,465,999
                                                               2004        1.108           1.160               1,054,803
                                                               2003        1.010           1.108                  52,594
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.311           1.341                 537,104
                                                               2004        1.212           1.311                 445,730
                                                               2003        0.967           1.212                  55,919
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.395           1.434               3,838,530
                                                               2004        1.314           1.395               3,058,014
                                                               2003        0.966           1.314                 334,222
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.536           1.689                 165,810
                                                               2004        1.300           1.536                 160,198
                                                               2003        0.983           1.300                   4,552
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.501           1.532                 800,681
                                                               2004        1.331           1.501                 609,594
                                                               2003        1.000           1.331                  15,544

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.371           1.389                 317,200
                                                               2004        1.240           1.371                 265,274
                                                               2003        1.000           1.240                  51,007

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.528           1.623                 704,796
                                                               2004        1.255           1.528                 332,971
                                                               2003        1.000           1.255                  75,311

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.116           1.118               2,083,403
                                                               2004        1.044           1.116               1,088,852
                                                               2003        1.000           1.044                  52,544

   Total Return Portfolio - Administrative Class (5/01)        2005        1.073           1.079               5,404,293
                                                               2004        1.043           1.073               3,675,069
                                                               2003        1.012           1.043                 267,269
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.430           1.574                  25,498
                                                               2004        1.254           1.430                  23,260
                                                               2003        0.994           1.254                  11,369
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.776           1.865                 225,436
                                                               2004        1.434           1.776                 137,545
                                                               2003        0.977           1.434                  17,932
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.392           1.421                 596,811
                                                               2004        1.310           1.392                 586,661
                                                               2003        0.960           1.310                  78,881
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.348           1.409                 414,368
                                                               2004        1.245           1.348                 297,333
                                                               2003        0.959           1.245                  24,131
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.600           1.647                 249,877
                                                               2004        1.417           1.600                 216,754
                                                               2003        0.970           1.417                  60,634
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.184           1.159             323,446
                                                               2004        1.167           1.184             285,896
                                                               2003        0.963           1.167              32,197
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.277           1.332              44,057
                                                               2004        1.265           1.277              10,160
                                                               2003        0.960           1.265                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.308           1.351           7,129,582
                                                               2004        1.250           1.308           5,935,322
                                                               2003        0.969           1.250             958,749
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.207           1.235           6,346,991
                                                               2004        1.172           1.207           5,487,238
                                                               2003        0.979           1.172             616,544
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.344           1.405           2,502,833
                                                               2004        1.243           1.344           1,373,084
                                                               2003        0.963           1.243              33,002
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.275           1.295           1,443,302
                                                               2004        1.217           1.275           1,092,955
                                                               2003        0.962           1.217             162,388
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.282           1.368             274,059
                                                               2004        1.227           1.282             205,108
                                                               2003        0.967           1.227              24,489
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Equity Income Portfolio (10/00)                                2005        1.330           1.363             962,670
                                                               2004        1.234           1.330             701,393
                                                               2003        0.958           1.234              60,336
                                                               2002        1.000           0.958                   -

Large Cap Portfolio (6/00)                                     2005        1.236           1.318             270,082
                                                               2004        1.182           1.236             193,842
                                                               2003        0.967           1.182                   -
                                                               2002        1.000           0.967                   -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.108               9,909

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.019             105,069

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.030                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.316           1.446              11,626
                                                               2004        1.157           1.316               7,738
                                                               2003        0.973           1.157                 396
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.361           1.320                   -
                                                               2004        1.231           1.361             137,234
                                                               2003        0.971           1.231              70,268
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.466           1.483             135,843
                                                               2004        1.310           1.466                   -
                                                               2003        0.974           1.310                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.233           1.245           4,028,230
                                                               2004        1.127           1.233           2,625,579

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
MFS Total Return Portfolio  (continued)                        2003        0.986           1.127             154,112
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.168             276,541
                                                               2004        1.000           1.118              79,566

Mondrian International Stock Portfolio (3/02)                  2005        1.435           1.542             238,939
                                                               2004        1.263           1.435             195,264
                                                               2003        1.001           1.263              49,152
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.322           1.375             239,006
                                                               2004        1.213           1.322             201,931
                                                               2003        1.000           1.213              72,653

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.038              12,269

Pioneer Strategic Income Portfolio (5/04)                      2005        1.092           1.111             694,655
                                                               2004        1.000           1.092             320,293

Strategic Equity Portfolio (6/00)                              2005        1.364           1.365              87,313
                                                               2004        1.261           1.364              73,485
                                                               2003        0.969           1.261                   -
                                                               2002        1.000           0.969                   -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.113               4,564

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000           1.109               4,598

Travelers Managed Income Portfolio (7/00)                      2005        1.089           1.083           1,143,469
                                                               2004        1.079           1.089           1,119,058
                                                               2003        1.014           1.079              45,940
                                                               2002        1.000           1.014                   -

Van Kampen Enterprise Portfolio (4/00)                         2005        1.214           1.284             100,784
                                                               2004        1.191           1.214              95,663
                                                               2003        0.966           1.191              50,348
                                                               2002        1.000           0.966                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.995             327,422
                                                               2004        0.998           0.990             202,208
                                                               2003        1.000           0.998              44,772

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.354           1.483           4,097,054
                                                               2004        1.255           1.354           3,329,614
                                                               2003        0.951           1.255             456,033
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.366           1.375           1,825,361
                                                               2004        1.260           1.366           1,428,316
                                                               2003        1.007           1.260             139,546
                                                               2002        1.000           1.007                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.349           1.393           1,032,736
                                                               2004        1.370           1.349             877,426
                                                               2003        0.946           1.370             124,291
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.347           1.432             752,252
                                                               2004        1.244           1.347             725,410
                                                               2003        0.977           1.244             189,632
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.977           0.986             337,166
                                                               2004        0.987           0.977           1,014,806
                                                               2003        1.000           0.987             184,101
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.259           1.334              44,573
                                                               2004        1.199           1.259              37,311
                                                               2003        0.960           1.199                   -
                                                               2002        1.000           0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.540           1.585             252,834
                                                               2004        1.358           1.540             236,806

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Smith Barney Small Cap Growth Opportunities
   Portfolio (continued)                                       2003        0.975           1.358               5,372
                                                               2002        1.000           0.975                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.413           1.620           1,924,423
                                                               2004        1.249           1.413           1,184,830
                                                               2003        0.992           1.249              36,767
                                                               2002        1.000           0.992                   -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.636           1.895           1,628,696
                                                               2004        1.338           1.636           1,093,125
                                                               2003        0.986           1.338              38,544
                                                               2002        1.000           0.986                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.95%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.391           1.612                   -
                                                               2004        1.186           1.391                   -
                                                               2003        0.968           1.186                   -
                                                               2002        1.000           0.968                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.358           1.393                   -
                                                               2004        1.245           1.358                   -
                                                               2003        0.960           1.245                   -
                                                               2002        1.000           0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.218           1.372                   -
                                                               2004        1.147           1.218                   -
                                                               2003        0.948           1.147                   -
                                                               2002        1.000           0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.454           1.626                   -
                                                               2004        1.306           1.454                   -
                                                               2003        0.984           1.306                   -
                                                               2002        1.000           0.984                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.422           1.620               7,510
                                                               2004        1.289           1.422                   -
                                                               2003        0.961           1.289                   -
                                                               2002        1.000           0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.365           1.417                   -
                                                               2004        1.261           1.365                   -
                                                               2003        0.971           1.261                   -
                                                               2002        1.000           0.971                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.702           1.789              10,218
                                                               2004        1.321           1.702                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.203           1.299                   -
                                                               2004        1.074           1.203                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.201           1.297                   -
                                                               2004        1.067           1.201                   -
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.425           1.465                   -
                                                               2004        1.304           1.425                   -
                                                               2003        0.969           1.304                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.348           1.462              24,185
                                                               2004        1.220           1.348                   -
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.764           2.205               5,475
                                                               2004        1.443           1.764                   -
                                                               2003        1.000           1.443                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.490           1.610                   -
                                                               2004        1.282           1.490                   -
                                                               2003        0.989           1.282                   -
                                                               2002        1.000           0.989                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.440           1.537               6,845
                                                               2004        1.265           1.440                   -
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.273           1.302                   -
                                                               2004        1.193           1.273                   -
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.159           1.166                   -
                                                               2004        1.107           1.159                   -
                                                               2003        1.010           1.107                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.310           1.339               8,273
                                                               2004        1.211           1.310                   -
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.394           1.432                   -
                                                               2004        1.313           1.394                   -
                                                               2003        0.966           1.313                   -
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.535           1.686                   -
                                                               2004        1.299           1.535                   -
                                                               2003        0.983           1.299                   -
                                                               2002        1.000           0.983                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.500           1.529               6,970
                                                               2004        1.331           1.500                   -
                                                               2003        1.000           1.331                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.370           1.387                   -
                                                               2004        1.240           1.370                   -
                                                               2003        1.000           1.240                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.527           1.620                   -
                                                               2004        1.255           1.527                   -
                                                               2003        1.000           1.255                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.116                   -
                                                               2004        1.044           1.115                   -
                                                               2003        1.000           1.044                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.072           1.077               6,523
                                                               2004        1.042           1.072                   -
                                                               2003        1.012           1.042                   -
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.428           1.572                   -
                                                               2004        1.253           1.428                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.774           1.863              11,803
                                                               2004        1.433           1.774                   -
                                                               2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.390           1.419                   -
                                                               2004        1.309           1.390                   -
                                                               2003        0.960           1.309                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.347           1.407                   -
                                                               2004        1.244           1.347                   -
                                                               2003        0.959           1.244                   -
                                                               2002        1.000           0.959                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.599           1.645              13,402
                                                               2004        1.416           1.599                   -
                                                               2003        0.970           1.416                   -
                                                               2002        1.000           0.970                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.182           1.157                   -
                                                               2004        1.166           1.182                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.275           1.330                   -
                                                               2004        1.264           1.275                   -
                                                               2003        0.960           1.264                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.307           1.349             113,585
                                                               2004        1.249           1.307             134,665
                                                               2003        0.969           1.249                   -
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.206           1.233                   -
                                                               2004        1.171           1.206                   -
                                                               2003        0.979           1.171                   -
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.343           1.403                   -
                                                               2004        1.242           1.343                   -
                                                               2003        0.963           1.242                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.274           1.293                   -
                                                               2004        1.216           1.274                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.281           1.366                   -
                                                               2004        1.226           1.281                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Equity Income Portfolio (10/00)                                2005        1.329           1.361                   -
                                                               2004        1.233           1.329                   -
                                                               2003        0.958           1.233                   -
                                                               2002        1.000           0.958                   -

Large Cap Portfolio (6/00)                                     2005        1.235           1.316                   -
                                                               2004        1.182           1.235                   -
                                                               2003        0.967           1.182                   -
                                                               2002        1.000           0.967                   -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.107                   -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.018                   -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.052                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.085                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.029                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.314           1.444                   -
                                                               2004        1.156           1.314                   -
                                                               2003        0.973           1.156                   -
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.360           1.318                   -
                                                               2004        1.230           1.360                   -
                                                               2003        0.971           1.230                   -
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.465           1.481               5,209
                                                               2004        1.309           1.465                   -
                                                               2003        0.974           1.309                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.231           1.243               2,888
                                                               2004        1.127           1.231                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
MFS Total Return Portfolio  (continued)                        2003        0.986           1.127                   -
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.167                   -
                                                               2004        1.000           1.118                   -

Mondrian International Stock Portfolio (3/02)                  2005        1.433           1.540              16,456
                                                               2004        1.263           1.433                   -
                                                               2003        1.001           1.263                   -
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.321           1.373                   -
                                                               2004        1.212           1.321                   -
                                                               2003        1.000           1.212                   -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.037                   -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.092           1.110                   -
                                                               2004        1.000           1.092                   -

Strategic Equity Portfolio (6/00)                              2005        1.362           1.363                   -
                                                               2004        1.260           1.362                   -
                                                               2003        0.969           1.260                   -
                                                               2002        1.000           0.969                   -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.113                   -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000           1.108                   -

Travelers Managed Income Portfolio (7/00)                      2005        1.088           1.081                   -
                                                               2004        1.078           1.088                   -
                                                               2003        1.014           1.078                   -
                                                               2002        1.000           1.014                   -

Van Kampen Enterprise Portfolio (4/00)                         2005        1.212           1.282                   -
                                                               2004        1.190           1.212                   -
                                                               2003        0.966           1.190                   -
                                                               2002        1.000           0.966                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.994                   -
                                                               2004        0.998           0.990                   -
                                                               2003        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.353           1.481                   -
                                                               2004        1.254           1.353                   -
                                                               2003        0.951           1.254                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.365           1.373                   -
                                                               2004        1.260           1.365                   -
                                                               2003        1.007           1.260                   -
                                                               2002        1.000           1.007                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.348           1.391                   -
                                                               2004        1.369           1.348                   -
                                                               2003        0.946           1.369                   -
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.346           1.430                   -
                                                               2004        1.243           1.346                   -
                                                               2003        0.977           1.243                   -
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.976           0.984                   -
                                                               2004        0.987           0.976                   -
                                                               2003        1.000           0.987                   -
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.258           1.331                   -
                                                               2004        1.198           1.258                   -
                                                               2003        0.959           1.198                   -
                                                               2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.538           1.583                   -
                                                               2004        1.357           1.538                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.357                   -
                                                               2002        1.000           0.974                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.412           1.618                   -
                                                               2004        1.248           1.412                   -
                                                               2003        0.992           1.248                   -
                                                               2002        1.000           0.992                   -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.635           1.892              12,281
                                                               2004        1.337           1.635                   -
                                                               2003        0.986           1.337                   -
                                                               2002        1.000           0.986                   -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.00%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.389           1.610                   -
                                                               2004        1.186           1.389                   -
                                                               2003        0.968           1.186                   -
                                                               2002        1.000           0.968                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.356           1.391              12,305
                                                               2004        1.244           1.356               7,914
                                                               2003        0.960           1.244                   -
                                                               2002        1.000           0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.217           1.370                   -
                                                               2004        1.146           1.217                   -
                                                               2003        0.948           1.146                   -
                                                               2002        1.000           0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.452           1.624              63,624
                                                               2004        1.305           1.452              16,089
                                                               2003        0.984           1.305                   -
                                                               2002        1.000           0.984                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.420           1.618             258,891
                                                               2004        1.288           1.420              59,168
                                                               2003        0.961           1.288               2,719
                                                               2002        1.000           0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.364           1.415             229,631
                                                               2004        1.261           1.364              71,798
                                                               2003        0.971           1.261              16,467
                                                               2002        1.000           0.971                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.701           1.787                 705
                                                               2004        1.321           1.701                   -
                                                               2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.202           1.298                   -
                                                               2004        1.074           1.202                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.200           1.295              34,696
                                                               2004        1.067           1.200               9,982
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              77,214

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.424           1.463                   -
                                                               2004        1.303           1.424                   -
                                                               2003        0.969           1.303                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.347           1.459              76,699
                                                               2004        1.220           1.347              10,810
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.763           2.202              19,456
                                                               2004        1.442           1.763               1,778
                                                               2003        1.000           1.442                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.489           1.608              45,342
                                                               2004        1.281           1.489              29,054
                                                               2003        0.989           1.281              24,859
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.438           1.535              17,765
                                                               2004        1.265           1.438               1,328

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------           ----    -------------   -------------    ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.272           1.300              86,807
                                                               2004        1.193           1.272              21,342
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.158           1.164               2,316
                                                               2004        1.106           1.158               2,319
                                                               2003        1.010           1.106                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.308           1.337               3,148
                                                               2004        1.211           1.308               3,152
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.392           1.430              30,829
                                                               2004        1.312           1.392              15,869
                                                               2003        0.966           1.312                 832
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.533           1.684                   -
                                                               2004        1.298           1.533                   -
                                                               2003        0.983           1.298                   -
                                                               2002        1.000           0.983                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.498           1.527               9,646
                                                               2004        1.330           1.498               2,221
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.369           1.385               4,107
                                                               2004        1.239           1.369                   -
                                                               2003        1.000           1.239                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.525           1.618              35,837
                                                               2004        1.255           1.525               6,621
                                                               2003        1.000           1.255                 574

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114           1.115             151,970
                                                               2004        1.044           1.114              61,268
                                                               2003        1.000           1.044              29,542

   Total Return Portfolio - Administrative Class (5/01)        2005        1.071           1.076             174,968
                                                               2004        1.042           1.071              31,435
                                                               2003        1.012           1.042              14,239
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.427           1.569                   -
                                                               2004        1.253           1.427                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773           1.860              14,298
                                                               2004        1.433           1.773                   -
                                                               2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.389           1.417                   -
                                                               2004        1.308           1.389                   -
                                                               2003        0.960           1.308                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.345           1.405               1,091
                                                               2004        1.243           1.345                   -
                                                               2003        0.958           1.243                   -
                                                               2002        1.000           0.958                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.597           1.642               2,886
                                                               2004        1.415           1.597               1,205
                                                               2003        0.970           1.415                   -
                                                               2002        1.000           0.970                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.181           1.156                   -
                                                               2004        1.166           1.181                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.274           1.328                   -
                                                               2004        1.263           1.274                   -
                                                               2003        0.960           1.263                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.305           1.347             238,315
                                                               2004        1.249           1.305             167,138
                                                               2003        0.969           1.249             152,451
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.205           1.231             143,709
                                                               2004        1.171           1.205             146,527
                                                               2003        0.979           1.171              72,172
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.341           1.401             222,692
                                                               2004        1.241           1.341             202,906
                                                               2003        0.963           1.241                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.272           1.291                   -
                                                               2004        1.216           1.272                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279           1.364                   -
                                                               2004        1.226           1.279                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Equity Income Portfolio (10/00)                             2005        1.327           1.359                938
                                                               2004        1.232           1.327                  -
                                                               2003        0.958           1.232                  -
                                                               2002        1.000           0.958                  -

   Large Cap Portfolio (6/00)                                  2005        1.233           1.314              3,521
                                                               2004        1.181           1.233              3,521
                                                               2003        0.967           1.181                616
                                                               2002        1.000           0.967                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107             23,645

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.085             11,903

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.029                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.313           1.442                  -
                                                               2004        1.156           1.313                  -
                                                               2003        0.973           1.156                  -
                                                               2002        1.000           0.973                  -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.358           1.317                  -
                                                               2004        1.229           1.358              1,415
                                                               2003        0.971           1.229                  -
                                                               2002        1.000           0.971                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.463           1.478              3,169
                                                               2004        1.308           1.463                  -
                                                               2003        0.974           1.308                  -
                                                               2002        1.000           0.974                  -

   MFS Total Return Portfolio (7/00)                           2005        1.230           1.242             54,528
                                                               2004        1.126           1.230              3,680

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.126                635
                                                               2002        1.000           0.986                  -

   MFS Value Portfolio (5/04)                                  2005        1.118           1.166             27,311
                                                               2004        1.000           1.118                  -

   Mondrian International Stock Portfolio (3/02)               2005        1.432           1.537              8,336
                                                               2004        1.262           1.432                  -
                                                               2003        1.001           1.262                  -
                                                               2002        1.000           1.001                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.320           1.372                  -
                                                               2004        1.212           1.320                  -
                                                               2003        1.000           1.212                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.109             93,381
                                                               2004        1.000           1.091             34,210

   Strategic Equity Portfolio (6/00)                           2005        1.361           1.361                  -
                                                               2004        1.260           1.361                  -
                                                               2003        0.969           1.260                  -
                                                               2002        1.000           0.969                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.087           1.080             39,938
                                                               2004        1.078           1.087             22,533
                                                               2003        1.014           1.078              1,913
                                                               2002        1.000           1.014                  -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.211           1.280                  -
                                                               2004        1.190           1.211                  -
                                                               2003        0.966           1.190                  -
                                                               2002        1.000           0.966                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Travelers Series Fund Inc.

   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.993              2,511
                                                               2004        0.998           0.989              2,514
                                                               2003        1.000           0.998                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.351           1.479             44,546
                                                               2004        1.254           1.351              2,707
                                                               2003        0.951           1.254                  -
                                                               2002        1.000           0.951                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.363           1.371             62,996
                                                               2004        1.259           1.363             40,792
                                                               2003        1.007           1.259                  -
                                                               2002        1.000           1.007                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.346           1.388             10,438
                                                               2004        1.369           1.346              9,394
                                                               2003        0.946           1.369                  -
                                                               2002        1.000           0.946                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.345           1.428             27,339
                                                               2004        1.242           1.345             14,742
                                                               2003        0.977           1.242                  -
                                                               2002        1.000           0.977                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.975           0.983             48,266
                                                               2004        0.986           0.975             27,896
                                                               2003        1.000           0.986                  -
                                                               2002        1.000           1.000                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.257           1.329                  -
                                                               2004        1.198           1.257                  -
                                                               2003        0.959           1.198                  -
                                                               2002        1.000           0.959                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.537           1.580                  -
                                                               2004        1.356           1.537                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.356                  -
                                                               2002        1.000           0.974                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.410           1.615             26,380
                                                               2004        1.247           1.410              2,113
                                                               2003        0.991           1.247                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.633           1.889             48,261
                                                               2004        1.336           1.633              8,965
                                                               2003        0.986           1.336                536
                                                               2002        1.000           0.986                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.111           1.287                  -
                                                               2004        0.949           1.111                  -
                                                               2003        0.775           0.949                  -
                                                               2002        1.000           0.775                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.107           1.135                  -
                                                               2004        1.016           1.107                  -
                                                               2003        0.785           1.016                  -
                                                               2002        1.000           0.785                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.028           1.156              2,023
                                                               2004        0.968           1.028                  -
                                                               2003        0.801           0.968                  -
                                                               2002        1.182           0.801                  -
                                                               2001        1.000           1.182                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.463           1.635             92,526
                                                               2004        1.316           1.463             45,727
                                                               2003        0.993           1.316                  -
                                                               2002        1.187           0.993                  -
                                                               2001        1.000           1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.353           1.540            339,051
                                                               2004        1.227           1.353            224,757
                                                               2003        0.916           1.227             13,689
                                                               2002        1.237           0.916                  -
                                                               2001        1.000           1.237                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.282           1.330            210,374
                                                               2004        1.186           1.282            141,724
                                                               2003        0.914           1.186             88,389
                                                               2002        1.143           0.914                  -
                                                               2001        1.000           1.143                  -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.609           1.690                  -
                                                               2004        1.250           1.609                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        0.952           1.250                  -
                                                               2002        1.000           0.952                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.297                  -
                                                               2004        1.074           1.201                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.294              6,383
                                                               2004        1.067           1.199              1,538
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.259           1.292             13,854
                                                               2004        1.153           1.259              7,904
                                                               2003        0.857           1.153                  -
                                                               2002        1.227           0.857                  -
                                                               2001        1.000           1.227                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.138           1.233            113,725
                                                               2004        1.031           1.138             62,851
                                                               2003        0.841           1.031                  -
                                                               2002        1.000           0.841                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.761           2.199             34,370
                                                               2004        1.442           1.761             27,878
                                                               2003        1.000           1.442              4,181

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.361           1.469             98,761
                                                               2004        1.172           1.361             66,369
                                                               2003        0.904           1.172             10,166

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2002        1.134           0.904                  -
                                                               2001        1.000           1.134                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.160           1.237              5,511
                                                               2004        1.020           1.160              1,140
                                                               2003        0.788           1.020                  -
                                                               2002        1.000           0.788                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.194           1.220            119,527
                                                               2004        1.120           1.194             96,922
                                                               2003        0.918           1.120                  -
                                                               2002        1.136           0.918                  -
                                                               2001        1.000           1.136                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.189           1.195             62,261
                                                               2004        1.137           1.189             41,948
                                                               2003        1.039           1.137                  -
                                                               2002        1.011           1.039                  -
                                                               2001        1.000           1.011                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.173           1.198             32,169
                                                               2004        1.086           1.173             24,381
                                                               2003        0.867           1.086                  -
                                                               2002        1.141           0.867                  -
                                                               2001        1.000           1.141                  -

   Fundamental Value Portfolio (6/00)                          2005        1.301           1.336            107,320
                                                               2004        1.227           1.301             78,557
                                                               2003        0.904           1.227                  -
                                                               2002        1.172           0.904                  -
                                                               2001        1.000           1.172                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.270           1.394                  -
                                                               2004        1.076           1.270                  -
                                                               2003        0.815           1.076                  -
                                                               2002        1.158           0.815                  -
                                                               2001        1.000           1.158                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.497           1.525             11,493
                                                               2004        1.330           1.497             11,540
                                                               2003        1.000           1.330                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.368           1.383             70,546
                                                               2004        1.239           1.368             69,261
                                                               2003        1.000           1.239             71,566

   Mid-Cap Value Portfolio (5/03)                              2005        1.524           1.616             78,565
                                                               2004        1.254           1.524             66,625
                                                               2003        1.000           1.254             13,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.113           1.113            288,960
                                                               2004        1.043           1.113            171,050
                                                               2003        1.000           1.043             78,471

   Total Return Portfolio - Administrative Class (5/01)        2005        1.132           1.137            388,412
                                                               2004        1.102           1.132            164,259
                                                               2003        1.071           1.102                  -
                                                               2002        1.002           1.071                  -
                                                               2001        1.000           1.002                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.315           1.445                  -
                                                               2004        1.155           1.315                  -
                                                               2003        0.917           1.155                  -
                                                               2002        1.137           0.917                  -
                                                               2001        1.000           1.137                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.771           1.858             34,614
                                                               2004        1.433           1.771             15,588
                                                               2003        0.977           1.433                  -
                                                               2002        1.220           0.977                  -
                                                               2001        1.000           1.220                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.196           1.219             30,618
                                                               2004        1.127           1.196              9,549
                                                               2003        0.827           1.127                  -
                                                               2002        1.127           0.827                  -
                                                               2001        1.000           1.127                  -

   Investors Fund - Class I (1/01)                             2005        1.197           1.250             18,740
                                                               2004        1.107           1.197              9,435
                                                               2003        0.854           1.107                  -
                                                               2002        1.133           0.854                  -
                                                               2001        1.000           1.133                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.320           1.357             57,267
                                                               2004        1.171           1.320             56,224
                                                               2003        0.802           1.171                  -
                                                               2002        1.255           0.802                  -
                                                               2001        1.000           1.255                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.001           0.979                  -
                                                               2004        0.989           1.001                  -
                                                               2003        0.817           0.989                  -
                                                               2002        1.127           0.817                  -
                                                               2001        1.000           1.127                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.139           1.186                  -
                                                               2004        1.130           1.139                  -
                                                               2003        0.859           1.130                  -
                                                               2002        1.197           0.859                  -
                                                               2001        1.000           1.197                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.426           1.470            189,544
                                                               2004        1.365           1.426            159,891
                                                               2003        1.060           1.365             79,503
                                                               2002        1.000           1.060                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.274           1.301            421,372
                                                               2004        1.238           1.274            273,574
                                                               2003        1.037           1.238             34,419
                                                               2002        1.000           1.037                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.493           1.559            159,791
                                                               2004        1.382           1.493            130,088
                                                               2003        1.073           1.382                  -
                                                               2002        1.000           1.073                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.411           1.432             57,253
                                                               2004        1.349           1.411             24,670
                                                               2003        1.068           1.349                  -
                                                               2002        1.000           1.068                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.266                  -
                                                               2004        1.139           1.189                  -
                                                               2003        0.899           1.139                  -
                                                               2002        1.206           0.899                  -
                                                               2001        1.000           1.206                  -

   Equity Income Portfolio (10/00)                             2005        1.317           1.348             74,242
                                                               2004        1.224           1.317             52,584
                                                               2003        0.952           1.224             35,771
                                                               2002        1.129           0.952                  -
                                                               2001        1.000           1.129                  -

   Large Cap Portfolio (6/00)                                  2005        1.096           1.167                  -
                                                               2004        1.050           1.096                  -
                                                               2003        0.860           1.050                  -
                                                               2002        1.137           0.860                  -
                                                               2001        1.000           1.137                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052             14,308

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.085                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.029                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.137           1.249             39,338
                                                               2004        1.002           1.137             33,831
                                                               2003        0.844           1.002                  -
                                                               2002        1.151           0.844                  -
                                                               2001        1.000           1.151                  -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.096           1.063                  -
                                                               2004        0.993           1.096                  -
                                                               2003        0.785           0.993                  -
                                                               2002        1.218           0.785                  -
                                                               2001        1.000           1.218                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.822           0.830             10,540
                                                               2004        0.736           0.822             10,388
                                                               2003        0.548           0.736                  -
                                                               2002        1.000           0.548                  -

   MFS Total Return Portfolio (7/00)                           2005        1.250           1.261             80,510
                                                               2004        1.144           1.250             46,257
                                                               2003        1.002           1.144             74,835
                                                               2002        1.080           1.002                  -
                                                               2001        1.000           1.080                  -

   MFS Value Portfolio (5/04)                                  2005        1.117           1.165             19,960
                                                               2004        1.000           1.117              8,567

   Mondrian International Stock Portfolio (3/02)               2005        1.202           1.290             47,848
                                                               2004        1.060           1.202             30,586
                                                               2003        0.842           1.060                  -
                                                               2002        1.000           0.842                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Pioneer Fund Portfolio (5/03)                               2005        1.319           1.370              2,908
                                                               2004        1.212           1.319              1,735
                                                               2003        1.000           1.212                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.108             52,692
                                                               2004        1.000           1.091             30,316

   Strategic Equity Portfolio (6/00)                           2005        1.047           1.047                  -
                                                               2004        0.970           1.047                  -
                                                               2003        0.747           0.970                  -
                                                               2002        1.148           0.747                  -
                                                               2001        1.000           1.148                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.050           1.043            155,816
                                                               2004        1.042           1.050            117,811
                                                               2003        0.981           1.042                  -
                                                               2002        0.980           0.981                  -
                                                               2001        1.000           0.980                  -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.034           1.092                  -
                                                               2004        1.016           1.034                  -
                                                               2003        0.826           1.016                  -
                                                               2002        1.193           0.826                  -
                                                               2001        1.000           1.193                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.991             30,100
                                                               2004        0.997           0.989                  -
                                                               2003        1.000           0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.136           1.242            149,332
                                                               2004        1.054           1.136             92,170
                                                               2003        0.800           1.054                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        1.212           0.800                   -
                                                               2001        1.000           1.212                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.329           1.336             27,070
                                                               2004        1.228           1.329             18,983
                                                               2003        0.983           1.228                  -
                                                               2002        1.037           0.983                  -
                                                               2001        1.000           1.037                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.237           1.275            130,235
                                                               2004        1.258           1.237            112,011
                                                               2003        0.870           1.258                  -
                                                               2002        1.181           0.870                  -
                                                               2001        1.000           1.181                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.343           1.425             14,845
                                                               2004        1.241           1.343             14,847
                                                               2003        0.976           1.241                  -
                                                               2002        1.232           0.976                  -
                                                               2001        1.000           1.232                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.967           0.974            132,472
                                                               2004        0.978           0.967             32,120
                                                               2003        0.992           0.978                  -
                                                               2002        1.000           0.992                  -
                                                               2001        1.000           1.000                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.981           1.037                  -
                                                               2004        0.935           0.981                  -
                                                               2003        0.750           0.935                  -
                                                               2002        1.134           0.750                  -
                                                               2001        1.000           1.134                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.394           1.432             16,170
                                                               2004        1.231           1.394             15,034
                                                               2003        0.885           1.231                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        1.215           0.885                  -
                                                               2001        1.000           1.215                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.410           1.614             18,005
                                                               2004        1.248           1.410             13,584
                                                               2003        0.992           1.248             13,584
                                                               2002        1.118           0.992                  -
                                                               2001        1.000           1.118                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.411           1.631             89,979
                                                               2004        1.155           1.411             46,989
                                                               2003        0.853           1.155                  -
                                                               2002        1.000           0.853                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.340           1.551                159
                                                               2004        1.145           1.340                  -
                                                               2003        1.000           1.145                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.220           1.249              5,093
                                                               2004        1.120           1.220                  -
                                                               2003        1.000           1.120                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.159           1.304                  -
                                                               2004        1.093           1.159                  -
                                                               2003        1.000           1.093                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.319           1.474             33,810
                                                               2004        1.187           1.319             20,425
                                                               2003        1.000           1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.266           1.440            495,689
                                                               2004        1.149           1.266            102,273
                                                               2003        1.000           1.149                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.239           1.284            278,103
                                                               2004        1.147           1.239            107,765
                                                               2003        1.000           1.147                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.470           1.543              1,987
                                                               2004        1.143           1.470                  -
                                                               2003        1.000           1.143                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.295              2,632
                                                               2004        1.074           1.201                  -
                                                               2003        1.000           1.074                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.293            118,685
                                                               2004        1.067           1.199                  -
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031            141,388

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.302           1.336             21,578
                                                               2004        1.192           1.302             20,936
                                                               2003        1.000           1.192                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.232           1.334            156,547
                                                               2004        1.117           1.232             32,618
                                                               2003        1.000           1.117                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.542           1.924             26,812
                                                               2004        1.263           1.542                  -
                                                               2003        1.000           1.263                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.364           1.472            111,621
                                                               2004        1.175           1.364             10,115
                                                               2003        1.000           1.175                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.319           1.406            121,975
                                                               2004        1.161           1.319                  -
                                                               2003        1.000           1.161                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.192           1.218             25,336
                                                               2004        1.119           1.192                  -
                                                               2003        1.000           1.119                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.105           1.110             24,652
                                                               2004        1.057           1.105             45,255
                                                               2003        1.000           1.057                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.219           1.245             56,720
                                                               2004        1.130           1.219             54,008
                                                               2003        1.000           1.130                  -

   Fundamental Value Portfolio (6/00)                          2005        1.238           1.271             19,317
                                                               2004        1.169           1.238                  -
                                                               2003        1.000           1.169                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.347           1.478             33,744
                                                               2004        1.142           1.347                  -
                                                               2003        1.000           1.142                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320           1.344             44,697
                                                               2004        1.173           1.320              4,856
                                                               2003        1.000           1.173                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.258           1.272              5,316
                                                               2004        1.140           1.258                  -
                                                               2003        1.000           1.140                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.404           1.488             87,302
                                                               2004        1.156           1.404             16,199
                                                               2003        1.000           1.156                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.115            185,851
                                                               2004        1.046           1.115             10,245
                                                               2003        1.000           1.046                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.052           1.056            470,959
                                                               2004        1.024           1.052              4,979
                                                               2003        1.000           1.024                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.343           1.475                  -
                                                               2004        1.180           1.343                  -
                                                               2003        1.000           1.180                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.528           1.601                  -
                                                               2004        1.236           1.528                  -
                                                               2003        1.000           1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.241           1.264                  -
                                                               2004        1.170           1.241                  -
                                                               2003        1.000           1.170                  -

   Investors Fund - Class I (1/01)                             2005        1.240           1.293              5,937
                                                               2004        1.147           1.240                  -
                                                               2003        1.000           1.147                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.394           1.432                  -
                                                               2004        1.236           1.394                  -
                                                               2003        1.000           1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.115           1.090                  -
                                                               2004        1.101           1.115                  -
                                                               2003        1.000           1.101                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.160           1.207                  -
                                                               2004        1.151           1.160                  -
                                                               2003        1.000           1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.179           1.215            589,302
                                                               2004        1.129           1.179            241,112
                                                               2003        1.000           1.129                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.120           1.143            142,759
                                                               2004        1.089           1.120            102,335
                                                               2003        1.000           1.089                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.231           1.284             30,949
                                                               2004        1.140           1.231                  -
                                                               2003        1.000           1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.173           1.189             69,100
                                                               2004        1.122           1.173             23,773
                                                               2003        1.000           1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.185           1.262                  -
                                                               2004        1.136           1.185                  -
                                                               2003        1.000           1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.218           1.246             45,518
                                                               2004        1.132           1.218                  -
                                                               2003        1.000           1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.172           1.247              1,666
                                                               2004        1.123           1.172                  -
                                                               2003        1.000           1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.051                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.084                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.028                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.236           1.357                  -
                                                               2004        1.090           1.236                  -
                                                               2003        1.000           1.090                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   MFS Emerging Growth Portfolio (2/00)                        2005        1.220           1.183                  -
                                                               2004        1.105           1.220                  -
                                                               2003        1.000           1.105                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.264           1.276              6,041
                                                               2004        1.132           1.264                  -
                                                               2003        1.000           1.132                  -

   MFS Total Return Portfolio (7/00)                           2005        1.177           1.187             96,384
                                                               2004        1.078           1.177              9,432
                                                               2003        1.000           1.078                  -

   MFS Value Portfolio (5/04)                                  2005        1.117           1.164            125,223
                                                               2004        1.000           1.117                  -

   Mondrian International Stock Portfolio (3/02)               2005        1.313           1.408              3,713
                                                               2004        1.158           1.313                  -
                                                               2003        1.000           1.158                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.226           1.273                  -
                                                               2004        1.127           1.226                  -
                                                               2003        1.000           1.127                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.107            119,462
                                                               2004        1.000           1.091                  -

   Strategic Equity Portfolio (6/00)                           2005        1.205           1.204                  -
                                                               2004        1.116           1.205                  -
                                                               2003        1.000           1.116                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.036           1.029             27,974
                                                               2004        1.029           1.036             21,513
                                                               2003        1.000           1.029                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.148           1.212                  -
                                                               2004        1.128           1.148                  -
                                                               2003        1.000           1.128                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.988           0.990             12,201
                                                               2004        0.997           0.988                  -
                                                               2003        1.000           0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.223           1.337            101,312
                                                               2004        1.136           1.223             12,861
                                                               2003        1.000           1.136                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.191           1.197            129,198
                                                               2004        1.101           1.191             58,956
                                                               2003        1.000           1.101                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.148           1.183              6,605
                                                               2004        1.169           1.148                  -
                                                               2003        1.000           1.169                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.252           1.328              3,622
                                                               2004        1.158           1.252                  -
                                                               2003        1.000           1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.982           0.989                  -
                                                               2004        0.994           0.982                  -
                                                               2003        1.000           0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.169           1.236                  -
                                                               2004        1.115           1.169                  -
                                                               2003        1.000           1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.397           1.436              2,459
                                                               2004        1.234           1.397                  -
                                                               2003        1.000           1.234                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.288           1.474            120,962
                                                               2004        1.141           1.288             21,572
                                                               2003        1.000           1.141                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.462           1.690             45,068
                                                               2004        1.198           1.462                  -
                                                               2003        1.000           1.198                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.15%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.385           1.602            106,587
                                                               2004        1.184           1.385             33,175
                                                               2003        0.968           1.184                  -
                                                               2002        1.000           0.968                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.352           1.384                  -
                                                               2004        1.242           1.352                  -
                                                               2003        0.960           1.242                  -
                                                               2002        1.000           0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.213           1.364             99,481
                                                               2004        1.144           1.213             91,022
                                                               2003        0.948           1.144                  -
                                                               2002        1.000           0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.448           1.616            642,170
                                                               2004        1.303           1.448            440,414
                                                               2003        0.984           1.303             55,238
                                                               2002        1.000           0.984                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.416           1.611          1,532,708
                                                               2004        1.286           1.416          1,059,551
                                                               2003        0.960           1.286             99,932
                                                               2002        1.000           0.960                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.360           1.409          1,424,925
                                                               2004        1.259           1.360            945,214
                                                               2003        0.971           1.259             66,778
                                                               2002        1.000           0.971                  -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.696           1.779            297,881
                                                               2004        1.319           1.696            259,924

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        1.005           1.319             37,864
                                                               2002        1.000           1.005                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.200           1.294             88,966
                                                               2004        1.073           1.200             73,133
                                                               2003        1.000           1.073                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.198           1.291            257,968
                                                               2004        1.067           1.198            139,483
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.030                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.420           1.456                  -
                                                               2004        1.301           1.420                  -
                                                               2003        0.969           1.301                  -
                                                               2002        1.000           0.969                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.342           1.453            273,728
                                                               2004        1.218           1.342            164,481
                                                               2003        0.994           1.218              6,136
                                                               2002        1.000           0.994                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.759           2.193            191,267
                                                               2004        1.441           1.759            141,585
                                                               2003        1.000           1.441             54,560

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.484           1.601            126,678
                                                               2004        1.279           1.484             93,506
                                                               2003        0.989           1.279                  -
                                                               2002        1.000           0.989                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.434           1.528            377,836
                                                               2004        1.263           1.434            331,135
                                                               2003        0.976           1.263            124,930
                                                               2002        1.000           0.976                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.268           1.294                  -
                                                               2004        1.191           1.268                  -
                                                               2003        0.977           1.191                  -
                                                               2002        1.000           0.977                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.154           1.158                  -
                                                               2004        1.105           1.154                  -
                                                               2003        1.010           1.105                  -
                                                               2002        1.000           1.010                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.304           1.331            418,030
                                                               2004        1.209           1.304            393,773
                                                               2003        0.967           1.209            143,964
                                                               2002        1.000           0.967                  -

   Fundamental Value Portfolio (6/00)                          2005        1.388           1.423                  -
                                                               2004        1.310           1.388                  -
                                                               2003        0.966           1.310                  -
                                                               2002        1.000           0.966                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.529           1.676                  -
                                                               2004        1.296           1.529                  -
                                                               2003        0.983           1.296                  -
                                                               2002        1.000           0.983                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.495           1.521            145,348
                                                               2004        1.329           1.495            113,336
                                                               2003        1.000           1.329                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.365           1.380            279,776
                                                               2004        1.238           1.365            163,189
                                                               2003        1.000           1.238              6,050


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.522           1.612            216,566
                                                               2004        1.253           1.522            114,516
                                                               2003        1.000           1.253                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.111           1.110            464,685
                                                               2004        1.043           1.111            214,161
                                                               2003        1.000           1.043                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.068           1.071          1,035,472
                                                               2004        1.040           1.068            714,714
                                                               2003        1.012           1.040             27,193
                                                               2002        1.000           1.012                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.422           1.562              3,198
                                                               2004        1.251           1.422              3,198
                                                               2003        0.994           1.251                  -
                                                               2002        1.000           0.994                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.767           1.851            238,322
                                                               2004        1.431           1.767            203,643
                                                               2003        0.977           1.431             82,176
                                                               2002        1.000           0.977                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.385           1.410            260,182
                                                               2004        1.306           1.385            267,262
                                                               2003        0.960           1.306             59,804
                                                               2002        1.000           0.960                  -

   Investors Fund - Class I (1/01)                             2005        1.341           1.398            151,318
                                                               2004        1.241           1.341             70,944
                                                               2003        0.958           1.241                  -
                                                               2002        1.000           0.958                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.592           1.635            145,079
                                                               2004        1.413           1.592            156,147
                                                               2003        0.970           1.413              9,472
                                                               2002        1.000           0.970                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.178            1.150                  -
                                                               2004        1.164            1.178                  -
                                                               2003        0.963            1.164                  -
                                                               2002        1.000            0.963                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.270            1.322                  -
                                                               2004        1.261            1.270                  -
                                                               2003        0.960            1.261                  -
                                                               2002        1.000            0.960                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.301            1.341            143,582
                                                               2004        1.247            1.301             80,817
                                                               2003        0.969            1.247                  -
                                                               2002        1.000            0.969                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.201            1.226             23,153
                                                               2004        1.169            1.201             23,285
                                                               2003        0.979            1.169                  -
                                                               2002        1.000            0.979                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.337            1.395                  -
                                                               2004        1.239            1.337                  -
                                                               2003        0.962            1.239                  -
                                                               2002        1.000            0.962                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.268            1.285                  -
                                                               2004        1.214            1.268                  -
                                                               2003        0.961            1.214                  -
                                                               2002        1.000            0.961                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.275            1.357            164,676
                                                               2004        1.224            1.275            122,713
                                                               2003        0.967            1.224              2,233
                                                               2002        1.000            0.967                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Equity Income Portfolio (10/00)                                2005        1.323            1.353              284,705
                                                               2004        1.230            1.323              207,293
                                                               2003        0.958            1.230               36,353
                                                               2002        1.000            0.958                    -

Large Cap Portfolio (6/00)                                     2005        1.230            1.308               27,397
                                                               2004        1.179            1.230               71,256
                                                               2003        0.967            1.179                    -
                                                               2002        1.000            0.967                    -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000            1.106                    -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007            1.017                    -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008            1.051               45,691

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000            1.084              244,231

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000            1.028               38,806

Mercury Large Cap Core Portfolio (6/00)                        2005        1.309            1.435              100,404
                                                               2004        1.154            1.309               66,131
                                                               2003        0.973            1.154                    -
                                                               2002        1.000            0.973                    -

MFS Emerging Growth Portfolio (2/00)                           2005        1.354            1.313                    -
                                                               2004        1.227            1.354               12,107
                                                               2003        0.971            1.227                    -
                                                               2002        1.000            0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.459            1.472              158,902
                                                               2004        1.306            1.459               94,124
                                                               2003        0.974            1.306                9,691
                                                               2002        1.000            0.974                    -

MFS Total Return Portfolio (7/00)                              2005        1.226            1.236            1,333,686
                                                               2004        1.124            1.226            1,076,462

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
 MFS Total Return Portfolio  (continued)                       2003        0.986            1.124             63,220
                                                               2002        1.000            0.986                  -

 MFS Value Portfolio (5/04)                                    2005        1.117            1.163             85,935
                                                               2004        1.000            1.117              9,859

 Mondrian International Stock Portfolio (3/02)                 2005        1.428            1.530            220,015
                                                               2004        1.260            1.428            157,537
                                                               2003        1.001            1.260                  -
                                                               2002        1.000            1.001                  -

 Pioneer Fund Portfolio (5/03)                                 2005        1.317            1.366             10,001
                                                               2004        1.211            1.317              3,791
                                                               2003        1.000            1.211                  -

 Pioneer Mid Cap Value Portfolio (7/05)                        2005        1.036            1.036                  -

 Pioneer Strategic Income Portfolio (5/04)                     2005        1.090            1.106            256,417
                                                               2004        1.000            1.090            103,830

 Strategic Equity Portfolio (6/00)                             2005        1.357            1.355             24,192
                                                               2004        1.258            1.357             23,249
                                                               2003        0.969            1.258                  -
                                                               2002        1.000            0.969                  -

 Style Focus Series: Small Cap Growth Portfolio (6/05)         2005        1.026            1.111                270

 Style Focus Series: Small Cap Value Portfolio (5/05)          2005        1.000            1.107                272

 Travelers Managed Income Portfolio (7/00)                     2005        1.083            1.075                  -
                                                               2004        1.076            1.083                  -
                                                               2003        1.014            1.076                  -
                                                               2002        1.000            1.014                  -

 Van Kampen Enterprise Portfolio (4/00)                        2005        1.207            1.274                  -
                                                               2004        1.188            1.207                  -
                                                               2003        0.966            1.188                  -
                                                               2002        1.000            0.966                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987            0.989            154,164
                                                               2004        0.997            0.987             96,297
                                                               2003        1.000            0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.347            1.472                  -
                                                               2004        1.252            1.347                  -
                                                               2003        0.951            1.252                  -
                                                               2002        1.000            0.951                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.359            1.365             15,696
                                                               2004        1.257            1.359              7,657
                                                               2003        1.007            1.257                  -
                                                               2002        1.000            1.007                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.342            1.382                  -
                                                               2004        1.366            1.342                  -
                                                               2003        0.946            1.366                  -
                                                               2002        1.000            0.946                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.341            1.421                  -
                                                               2004        1.240            1.341                  -
                                                               2003        0.977            1.240                  -
                                                               2002        1.000            0.977                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.972            0.978                  -
                                                               2004        0.985            0.972                  -
                                                               2003        0.999            0.985                  -
                                                               2002        1.000            0.999                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.253            1.323                  -
                                                               2004        1.196            1.253                  -
                                                               2003        0.959            1.196                  -
                                                               2002        1.000            0.959                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.532            1.573                  -
                                                               2004        1.354            1.532                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974            1.354                  -
                                                               2002        1.000            0.974                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.406            1.608             14,368
                                                               2004        1.246            1.406             15,205
                                                               2003        0.991            1.246                  -
                                                               2002        1.000            0.991                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.628            1.881            434,766
                                                               2004        1.334            1.628            257,511
                                                               2003        0.986            1.334                  -
                                                               2002        1.000            0.986                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.20%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.338            1.547                  -
                                                               2004        1.144            1.338                  -
                                                               2003        1.000            1.144                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.218            1.246              6,602
                                                               2004        1.119            1.218              6,602
                                                               2003        1.000            1.119                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.158            1.301                  -
                                                               2004        1.092            1.158                  -
                                                               2003        1.000            1.092                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.318            1.471             23,759
                                                               2004        1.187            1.318              8,440
                                                               2003        1.000            1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.264            1.437             81,944
                                                               2004        1.148            1.264             16,435
                                                               2003        1.000            1.148                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.238            1.281            108,452
                                                               2004        1.146            1.238             22,121
                                                               2003        1.000            1.146                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.468            1.540                  -
                                                               2004        1.142            1.468                  -
                                                               2003        1.000            1.142                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199            1.293                  -
                                                               2004        1.073            1.199                  -
                                                               2003        1.000            1.073                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197            1.290            115,865
                                                               2004        1.067            1.197             23,905
                                                               2003        1.000            1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.030                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.300            1.332                  -
                                                               2004        1.192            1.300                  -
                                                               2003        1.000            1.192                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.230            1.331             32,524
                                                               2004        1.117            1.230                  -
                                                               2003        1.000            1.117                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.540            1.920                  -
                                                               2004        1.262            1.540                  -
                                                               2003        1.000            1.262                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.362            1.468              8,678
                                                               2004        1.175            1.362                  -
                                                               2003        1.000            1.175                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.317            1.403                  -
                                                               2004        1.161            1.317                  -
                                                               2003        1.000            1.161                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.191            1.215            206,472
                                                               2004        1.119            1.191             44,636
                                                               2003        1.000            1.119                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.104            1.107              3,695
                                                               2004        1.057            1.104                  -
                                                               2003        1.000            1.057                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.218            1.242                  -
                                                               2004        1.129            1.218                  -
                                                               2003        1.000            1.129                  -

   Fundamental Value Portfolio (6/00)                          2005        1.237            1.268             65,639
                                                               2004        1.168            1.237             24,257
                                                               2003        1.000            1.168                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.345            1.474                  -
                                                               2004        1.141            1.345                  -
                                                               2003        1.000            1.141                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.318            1.341                  -
                                                               2004        1.172            1.318                  -
                                                               2003        1.000            1.172                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.256            1.269              4,048
                                                               2004        1.140            1.256                  -
                                                               2003        1.000            1.140                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.402            1.484              3,535
                                                               2004        1.155            1.402                  -
                                                               2003        1.000            1.155                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114            1.112             27,563
                                                               2004        1.045            1.114                  -
                                                               2003        1.000            1.045                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.051            1.053              4,393
                                                               2004        1.024            1.051              4,240
                                                               2003        1.000            1.024                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.341            1.472                  -
                                                               2004        1.180            1.341                  -
                                                               2003        1.000            1.180                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.526            1.598                  -
                                                               2004        1.236            1.526                  -
                                                               2003        1.000            1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.239            1.261              8,725
                                                               2004        1.169            1.239              8,725
                                                               2003        1.000            1.169                  -

   Investors Fund - Class I (1/01)                             2005        1.238            1.290             19,376
                                                               2004        1.146            1.238                  -
                                                               2003        1.000            1.146                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.392            1.428                  -
                                                               2004        1.236            1.392                  -
                                                               2003        1.000            1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.113            1.087                  -
                                                               2004        1.101            1.113                  -
                                                               2003        1.000            1.101                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.158            1.204                  -
                                                               2004        1.151            1.158                  -
                                                               2003        1.000            1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.177            1.212                  -
                                                               2004        1.128            1.177                  -
                                                               2003        1.000            1.128                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.118            1.140            203,432
                                                               2004        1.088            1.118             32,569
                                                               2003        1.000            1.088                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.229            1.281            352,330
                                                               2004        1.140            1.229            356,993
                                                               2003        1.000            1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.171            1.187              7,489
                                                               2004        1.122            1.171              7,498
                                                               2003        1.000            1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.184            1.259                  -
                                                               2004        1.136            1.184                  -
                                                               2003        1.000            1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.217            1.243                  -
                                                               2004        1.132            1.217                  -
                                                               2003        1.000            1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.170            1.244                  -
                                                               2004        1.123            1.170                  -
                                                               2003        1.000            1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.105                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.017                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008            1.051                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000            1.084                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000            1.028                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.235            1.353                  -
                                                               2004        1.089            1.235                  -
                                                               2003        1.000            1.089                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio (2/00)                           2005        1.218            1.181                  -
                                                               2004        1.105            1.218                  -
                                                               2003        1.000            1.105                  -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.263            1.273                  -
                                                               2004        1.131            1.263                  -
                                                               2003        1.000            1.131                  -

MFS Total Return Portfolio (7/00)                              2005        1.176            1.184             69,872
                                                               2004        1.078            1.176              4,470
                                                               2003        1.000            1.078                  -

MFS Value Portfolio (5/04)                                     2005        1.116            1.163                  -
                                                               2004        1.000            1.116                  -

Mondrian International Stock Portfolio (3/02)                  2005        1.311            1.405                  -
                                                               2004        1.158            1.311                  -
                                                               2003        1.000            1.158                  -

Pioneer Fund Portfolio (5/03)                                  2005        1.225            1.270                  -
                                                               2004        1.126            1.225                  -
                                                               2003        1.000            1.126                  -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036            1.036                  -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.090            1.105              6,615
                                                               2004        1.000            1.090              7,982

Strategic Equity Portfolio (6/00)                              2005        1.203            1.201                  -
                                                               2004        1.116            1.203                  -
                                                               2003        1.000            1.116                  -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.026            1.111                  -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000            1.107                  -

Travelers Managed Income Portfolio (7/00)                      2005        1.035            1.026            187,197
                                                               2004        1.029            1.035             20,659
                                                               2003        1.000            1.029                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.146            1.209                  -
                                                               2004        1.128            1.146                  -
                                                               2003        1.000            1.128                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987            0.988              6,103
                                                               2004        0.997            0.987              7,585
                                                               2003        1.000            0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.221            1.334                  -
                                                               2004        1.135            1.221                  -
                                                               2003        1.000            1.135                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.189            1.194            104,197
                                                               2004        1.101            1.189             86,793
                                                               2003        1.000            1.101                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.147            1.180                  -
                                                               2004        1.168            1.147                  -
                                                               2003        1.000            1.168                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.251            1.325             20,028
                                                               2004        1.158            1.251                  -
                                                               2003        1.000            1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981            0.986            109,235
                                                               2004        0.994            0.981             29,273
                                                               2003        1.000            0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.167            1.233                  -
                                                               2004        1.115            1.167                  -
                                                               2003        1.000            1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.395            1.432              4,326
                                                               2004        1.234            1.395                  -
                                                               2003        1.000            1.234                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.287            1.471              6,740
                                                               2004        1.140            1.287                  -
                                                               2003        1.000            1.140                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.460            1.686                  -
                                                               2004        1.197            1.460                  -
                                                               2003        1.000            1.197                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.25%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.382            1.597              144,490
                                                               2004        1.183            1.382               85,167
                                                               2003        0.968            1.183               62,369
                                                               2002        1.000            0.968                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.349            1.380              863,304
                                                               2004        1.241            1.349              671,346
                                                               2003        0.960            1.241              324,534
                                                               2002        1.000            0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.211            1.360              551,459
                                                               2004        1.143            1.211              216,941
                                                               2003        0.948            1.143               66,077
                                                               2002        1.000            0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.445            1.612            5,479,126
                                                               2004        1.302            1.445            3,301,874
                                                               2003        0.984            1.302              560,403
                                                               2002        1.000            0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.413            1.606           15,362,612
                                                               2004        1.285            1.413            9,273,858
                                                               2003        0.960            1.285            2,482,245
                                                               2002        1.000            0.960                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.357            1.404           18,636,981
                                                               2004        1.257            1.357           12,269,497
                                                               2003        0.971            1.257            2,985,394
                                                               2002        1.000            0.971                    -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.692            1.773              621,716
                                                               2004        1.317            1.692              363,487
                                                               2003        1.005            1.317              141,660
                                                               2002        1.000            1.005                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199            1.291              491,266
                                                               2004        1.073            1.199              200,346
                                                               2003        1.000            1.073                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197            1.289              558,937
                                                               2004        1.067            1.197              213,448
                                                               2003        1.000            1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.030              473,972

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.417            1.452            1,496,822
                                                               2004        1.300            1.417            1,111,279
                                                               2003        0.969            1.300              297,552
                                                               2002        1.000            0.969                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.340            1.448            3,992,826
                                                               2004        1.217            1.340            2,095,459
                                                               2003        0.994            1.217              723,595
                                                               2002        1.000            0.994                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.756            2.188            1,505,095
                                                               2004        1.440            1.756              466,250
                                                               2003        1.000            1.440               91,391

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.481            1.596            4,568,600
                                                               2004        1.278            1.481            2,330,211
                                                               2003        0.989            1.278              519,279
                                                               2002        1.000            0.989                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.431            1.524            2,064,621
                                                               2004        1.262            1.431              594,562

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.976            1.262              206,659
                                                               2002        1.000            0.976                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.265            1.290            5,012,226
                                                               2004        1.190            1.265            4,141,171
                                                               2003        0.977            1.190            1,561,246
                                                               2002        1.000            0.977                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.152            1.155            3,581,641
                                                               2004        1.103            1.152            2,920,201
                                                               2003        1.010            1.103              887,819
                                                               2002        1.000            1.010                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.302            1.327            2,839,502
                                                               2004        1.208            1.302            2,252,137
                                                               2003        0.967            1.208            1,148,700
                                                               2002        1.000            0.967                    -

   Fundamental Value Portfolio (6/00)                          2005        1.385            1.419            9,239,878
                                                               2004        1.309            1.385            8,216,033
                                                               2003        0.966            1.309            2,834,488
                                                               2002        1.000            0.966                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.525            1.671               71,823
                                                               2004        1.295            1.525               17,001
                                                               2003        0.983            1.295                9,106
                                                               2002        1.000            0.983                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.492            1.517              896,870
                                                               2004        1.328            1.492              512,682
                                                               2003        1.000            1.328               58,521

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.363            1.376            2,139,915
                                                               2004        1.237            1.363            1,226,122
                                                               2003        1.000            1.237              154,434

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.519            1.608            2,921,421
                                                               2004        1.252            1.519            1,430,939
                                                               2003        1.000            1.252              131,586

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.110            1.108            4,183,574
                                                               2004        1.042            1.110            2,075,669
                                                               2003        1.000            1.042              364,430

   Total Return Portfolio - Administrative Class (5/01)        2005        1.066            1.067           16,295,872
                                                               2004        1.039            1.066           11,030,522
                                                               2003        1.012            1.039            4,444,217
                                                               2002        1.000            1.012                    -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.420            1.557              503,884
                                                               2004        1.249            1.420              507,731
                                                               2003        0.994            1.249              378,045
                                                               2002        1.000            0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.764            1.846            1,127,527
                                                               2004        1.429            1.764              802,610
                                                               2003        0.977            1.429              446,380
                                                               2002        1.000            0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.382            1.406            3,274,732
                                                               2004        1.305            1.382            2,835,223
                                                               2003        0.960            1.305            1,303,133
                                                               2002        1.000            0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.338            1.394            1,852,362
                                                               2004        1.240            1.338            1,547,557
                                                               2003        0.958            1.240              657,293
                                                               2002        1.000            0.958                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.589            1.630              758,509
                                                               2004        1.412            1.589              681,109
                                                               2003        0.970            1.412              195,339
                                                               2002        1.000            0.970                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                         NUMBER OF UNITS
                                                                         BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR          YEAR           END OF YEAR          END OF YEAR
----------------------------------------------------           ----      -------------     -------------       ---------------
Smith Barney Investment Series
    Smith Barney Dividend Strategy Portfolio (5/01)            2005          1.175             1.147                 663,758
                                                               2004          1.163             1.175                 499,442
                                                               2003          0.963             1.163                 171,776
                                                               2002          1.000             0.963                       -

    Smith Barney Premier Selections All Cap                    2005          1.268             1.318                  64,976
    Growth Portfolio (5/01)                                    2004          1.260             1.268                  30,641
                                                               2003          0.960             1.260                  15,353
                                                               2002          1.000             0.960                       -

Smith Barney Multiple Discipline Trust
    Multiple Discipline Portfolio - All Cap Growth             2005          1.299             1.337              21,918,724
    and Value (10/02)                                          2004          1.245             1.299              14,950,399
                                                               2003          0.969             1.245               3,309,858
                                                               2002          1.000             0.969                       -

    Multiple Discipline Portfolio - Balanced All Cap           2005          1.199             1.222              19,350,145
    Growth and Value (10/02)                                   2004          1.168             1.199              13,207,492
                                                               2003          0.979             1.168               2,672,484
                                                               2002          1.000             0.979                       -

    Multiple Discipline Portfolio - Global All Cap             2005          1.335             1.390               4,997,367
    Growth and Value (10/02)                                   2004          1.238             1.335               2,387,094
                                                               2003          0.962             1.238                 490,264
                                                               2002          1.000             0.962                       -

    Multiple Discipline Portfolio - Large Cap Growth           2005          1.266             1.282               3,120,861
    and Value (10/02)                                          2004          1.213             1.266               1,741,885
                                                               2003          0.961             1.213                 576,357
                                                               2002          1.000             0.961                       -

The Travelers Series Trust
    AIM Capital Appreciation Portfolio (5/01)                  2005          1.273             1.353                 533,485
                                                               2004          1.222             1.273                 433,213
                                                               2003          0.967             1.222                 173,834
                                                               2002          1.000             0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                        NUMBER OF UNITS
                                                                                BEGINNING OF       UNIT VALUE AT     OUTSTANDING AT
                        PORTFOLIO NAME                                 YEAR         YEAR            END OF YEAR        END OF YEAR
-----------------------------------------------------------------      ----     -------------      -------------     ---------------
Equity Income Portfolio (10/00)                                        2005         1.320              1.349            3,470,760
                                                                       2004         1.229              1.320            2,356,302
                                                                       2003         0.958              1.229              933,491
                                                                       2002         1.000              0.958                    -

Large Cap Portfolio (6/00)                                             2005         1.227              1.304              761,388
                                                                       2004         1.178              1.227              638,667
                                                                       2003         0.966              1.178              246,621
                                                                       2002         1.000              0.966                    -

Managed Allocation Series: Aggressive Portfolio (5/05)                 2005         1.000              1.105                  474

Managed Allocation Series: Conservative Portfolio (7/05)               2005         1.007              1.017                    -

Managed Allocation Series: Moderate Portfolio (6/05)                   2005         1.008              1.050              113,761

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)        2005         1.000              1.083              238,769

Managed Allocation Series: Moderate-Conservative Portfolio (6/05)      2005         1.000              1.028                8,861

Mercury Large Cap Core Portfolio (6/00)                                2005         1.306              1.431              360,257
                                                                       2004         1.153              1.306              236,555
                                                                       2003         0.973              1.153              123,529
                                                                       2002         1.000              0.973                    -

MFS Emerging Growth Portfolio (2/00)                                   2005         1.351              1.310                    -
                                                                       2004         1.226              1.351              237,712
                                                                       2003         0.971              1.226              131,311
                                                                       2002         1.000              0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                                    2005         1.456              1.467              662,001
                                                                       2004         1.305              1.456              183,666
                                                                       2003         0.974              1.305              138,108
                                                                       2002         1.000              0.974                    -

MFS Total Return Portfolio (7/00)                                      2005         1.224              1.232           12,161,644
                                                                       2004         1.123              1.224            8,449,630

                         CONDENSED FINANCIAL INFORMATION

                                                                            UNIT VALUE AT                           NUMBER OF UNITS
                                                                            BEGINNING OF        UNIT VALUE AT       OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR             YEAR             END OF YEAR          END OF YEAR
-----------------------------------------------------          ----         -------------       --------------      ---------------
MFS Total Return Portfolio  (continued)                        2003             0.986               1.123              3,040,252
                                                               2002             1.000               0.986                      -

MFS Value Portfolio (5/04)                                     2005             1.116               1.162                692,556
                                                               2004             1.000               1.116                152,817

Mondrian International Stock Portfolio (3/02)                  2005             1.425               1.526              1,407,512
                                                               2004             1.259               1.425                820,537
                                                               2003             1.001               1.259                 85,856
                                                               2002             1.000               1.001                      -

Pioneer Fund Portfolio (5/03)                                  2005             1.315               1.363                524,811
                                                               2004             1.210               1.315                202,670
                                                               2003             1.000               1.210                  4,367

Pioneer Mid Cap Value Portfolio (7/05)                         2005             1.036               1.036                      -

Pioneer Strategic Income Portfolio (5/04)                      2005             1.089               1.104              3,120,622
                                                               2004             1.000               1.089                438,335

Strategic Equity Portfolio (6/00)                              2005             1.354               1.351                459,855
                                                               2004             1.256               1.354                421,151
                                                               2003             0.969               1.256                331,406
                                                               2002             1.000               0.969                      -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005             1.026               1.111                  8,175

Style Focus Series: Small Cap Value Portfolio (5/05)           2005             1.000               1.106                      -

Travelers Managed Income Portfolio (7/00)                      2005             1.081               1.072              5,358,347
                                                               2004             1.075               1.081              4,415,032
                                                               2003             1.014               1.075              1,389,623
                                                               2002             1.000               1.014                      -

Van Kampen Enterprise Portfolio (4/00)                         2005             1.205               1.270                242,757
                                                               2004             1.186               1.205                112,094
                                                               2003             0.966               1.186                157,881
                                                               2002             1.000               0.966                      -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                          NUMBER OF UNITS
                                                                           BEGINNING OF       UNIT VALUE AT       OUTSTANDING AT
                      PORTFOLIO NAME                            YEAR           YEAR            END OF YEAR          END OF YEAR
-----------------------------------------------------           ----       -------------      -------------       ---------------
Travelers Series Fund Inc.
    SB Adjustable Rate Income Portfolio - Class I               2005           0.986              0.987               2,390,703
    Shares (9/03)                                               2004           0.997              0.986               1,892,813
                                                                2003           1.000              0.997                  14,435

    Smith Barney Aggressive Growth Portfolio (3/00)             2005           1.344              1.467              11,136,013
                                                                2004           1.250              1.344               8,924,780
                                                                2003           0.951              1.250               2,994,791
                                                                2002           1.000              0.951                       -

    Smith Barney High Income Portfolio (8/00)                   2005           1.356              1.361               5,049,829
                                                                2004           1.256              1.356               3,993,608
                                                                2003           1.007              1.256               1,647,756
                                                                2002           1.000              1.007                       -

    Smith Barney Large Capitalization Growth                    2005           1.339              1.378               3,424,059
    Portfolio (2/00)                                            2004           1.365              1.339               3,125,256
                                                                2003           0.946              1.365               1,176,777
                                                                2002           1.000              0.946                       -

    Smith Barney Mid Cap Core Portfolio (4/00)                  2005           1.338              1.417               1,933,083
                                                                2004           1.239              1.338               1,628,496
                                                                2003           0.977              1.239                 733,971
                                                                2002           1.000              0.977                       -

    Smith Barney Money Market Portfolio (2/00)                  2005           0.970              0.975               3,019,588
                                                                2004           0.984              0.970               2,251,784
                                                                2003           0.999              0.984                 888,448
                                                                2002           1.000              0.999                       -

Van Kampen Life Investment Trust
    Emerging Growth Portfolio - Class I Shares (2/00)           2005           1.250              1.319                 148,862
                                                                2004           1.195              1.250                 104,386
                                                                2003           0.959              1.195                  55,188
                                                                2002           1.000              0.959                       -

Variable Annuity Portfolios
    Smith Barney Small Cap Growth Opportunities                 2005           1.529              1.568                 449,352
    Portfolio (5/01)                                            2004           1.353              1.529                 361,221

                         CONDENSED FINANCIAL INFORMATION

                                                                            UNIT VALUE AT                           NUMBER OF UNITS
                                                                            BEGINNING OF        UNIT VALUE AT       OUTSTANDING AT
                  PORTFOLIO NAME                              YEAR             YEAR              END OF YEAR         END OF YEAR
-------------------------------------------------             -----         -------------       -------------       ---------------
    Smith Barney Small Cap Growth Opportunities               2003             0.974               1.353                  162,355
    Portfolio  (continued)                                    2002             1.000               0.974                        -

Variable Insurance Products Fund
    Contrafund<< Portfolio - Service Class (5/00)             2005             1.403               1.603                6,370,669
                                                              2004             1.244               1.403                3,260,531
                                                              2003             0.991               1.244                1,112,778
                                                              2002             1.000               0.991                        -

    Mid Cap Portfolio - Service Class 2 (3/02)                2005             1.625               1.875                4,190,757
                                                              2004             1.333               1.625                2,561,023
                                                              2003             0.986               1.333                  731,326
                                                              2002             1.000               0.986                        -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBernstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, the Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Neuberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, the PBHG Funds: PBHG Growth Fund - Advisor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, the Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

AllianceBernstein Large-Cap Growth Portfolio - Class B is no longer available to new contract owners.

Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares is no longer available to new contract owners.

Salomon Brothers Variable All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Variable Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen LIT Emerging Growth Portfolio - Class I Shares is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION
           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT
                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC-Book-03-85                                                          May 2006

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:


     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements


The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:


     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits


 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
1(a).      Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to
           Exhibit 1 to Travelers Fund ABD for Variable Annuities' Registration Statement
           on Form N-4, File Nos. 033-65343/811-07465, filed December 22, 1995.)

1(b).      Resolution of The MetLife Insurance Company of Connecticut Board of Directors,
           dated March 24, 2008, authorizing the combining of MetLife of CT Fund BD III for Variable Annuities into MetLife of CT Separate Account Eleven for Variable
           Annuities. (Filed herewith.)

2.         Not Applicable.

3(a).      Form of Distribution and Principal Underwriting Agreement among the
           Registrant, MetLife Insurance Company of Connecticut and MetLife Investors
           Distribution Company. (Filed herewith.)

3(b).      Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (Incorporated herein by reference to Exhibit 3(c) to Post-Effective Amendment No. 16 to
           MetLife of CT Fund ABD for Variable Annuities to the Registration Statement on
           Form N-4, File No. 033-65343/811-07465 filed April 4, 2007.)

3(c)       Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
           Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD for
           Variable Annuities to the Registration Statement on Form N-4, File No. 033-
           65343/811-07465 filed April 4, 2007.)

3(d)       Services Agreement between MetLife Investors Distribution Company and MetLife
           Insurance Company of Connecticut and Amendment No. 1 to Services Agreement.
           (Incorporated herein by reference to Exhibit 3(e) to the Post-Effective
           Amendment No. 15 to MetLife of CT Fund BD for Variable Annuities' Registration
           Statement on Form N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4(a).      Form of Variable Annuity Contract. (Incorporated herein by reference to
           Exhibit 4 to the Registration Statement on Form N-4, File No. 333-82009, filed on September 29, 1999.)


 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
4(b).      Form of Vintage Annuity Contract. (Incorporated herein by reference to Exhibit
           4(b) to Post-Effective Amendment No. 5 to the Registration Statement on Form
           N-4, File No. 333-82009 filed June 9, 2003.)

4(c).      Death Benefit Endorsement A. (Incorporated herein by reference to Exhibit 4(c)
           to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4,
           File No. 333-82009 filed June 9, 2003.)

4(d).      Death Benefit Endorsement B. (Incorporated herein by reference to Exhibit 4(d)
           to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4,
           File No. 333-82009 filed June 9, 2003.)

4(e).      Deferred Annual Step-Up Death Benefit Endorsement. (Incorporated herein by reference to Exhibit 4(e) to Post-Effective Amendment No. 5 to the
           Registration Statement on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(f).      Enhanced Stepped-Up Provision Rider. (Incorporated herein by reference to
           Exhibit 4(f) to Post-Effective Amendment No. 5 to the Registration Statement
           on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(g).      Spousal Continuation Rider. (Incorporated herein by reference to Exhibit 4(g)
           to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4,
           File No. 333-82009 filed June 9, 2003.)

4(h).      Cash Loan Rider. (Incorporated herein by reference to Exhibit 4(h) to Post-
           Effective Amendment No. 5 to the Registration Statement on Form N-4, File No.
           333-82009 filed June 9, 2003.)

4(i).      Beneficiary Rider. (Incorporated herein by reference to Exhibit 4(i) to Post-
           Effective Amendment No. 5 to the Registration Statement on Form N-4, File No.
           333-82009 filed June 9, 2003.)

4(j).      Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to
           Exhibit 4(j) to Post-Effective Amendment No. 5 to the Registration Statement
           on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(j)(1).   Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the Registration Statement
           on Form N-4, file No. 333-101778, Filed November 19, 2004.)

4(k).      Fixed Account Interest Rate Endorsement. (Incorporated herein by reference to
           Exhibit 4(k) to Post-Effective Amendment No. 5 to the Registration Statement
           on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(l).      Company Name Change Endorsement The Travelers Insurance Company effective May
           1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective
           Amendment No. 14 to The Travelers Fund ABD for Variable Annuities to the
           Registration Statement on Form N-4, File No. 033-65343 filed April 6, 2006.)

4(m).      Roth 401 Endorsement. (Incorporated herein by reference to Exhibit 4(d) to
           Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
           Annuities to the Registration Statement on Form N-4, File No. 033-65343 filed
           April 6, 2006.

4(n).      Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4(e) to
           Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
           Annuities to the Registration Statement on Form N-4, File No. 033-65343 filed
           April 6, 2006.

5(a).      Form of Application. (Incorporated herein by reference to Exhibit 5 to Post-
           Effective Amendment No. 5 to the Registration Statement on Form N-4, File No.
           333-82009 filed June 9, 2003.)

5(b).      Form of Variable Annuity Application. (Incorporated herein by reference to
           Exhibit 5 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
           Variable Annuities to the Registration Statement on Form N-4, File No. 033-
           65343 filed April 6, 2006.)

6(a).      Charter of The Travelers Insurance Company, as amended on October 19, 1994.
           (Incorporated herein by reference to Exhibit 6(a) to the Registration
           Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(b).      By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
           (Incorporated herein by reference to Exhibit 6(b) to the Registration
           Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(c).      Certificate of Amendment of the Charter as Amended and Restated of The
           Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 14 to The Travelers
           Fund ABD for Variable Annuities Registration Statement on Form N-4, File No.
           033-65343 filed April 6, 2006.)


 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
6(d).      Certificate of Correction of MetLife Insurance Company of Connecticut.
           (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to
           MetLife of CT Separate Account Nine for Variable Annuities' Registration
           Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31,
           2007.)

7.         Specimen Reinsurance Agreement. (Incorporated herein by reference to Exhibit 7 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4,
           File No. 333-65942, filed April 15, 2003.)

8(a).      Form of Participation Agreement. (Incorporated herein by reference to Exhibit
           8 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4,
           File No. 333-101778, filed April 21, 2005).

8(b).      Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
           Advisers, LLC, Metropolitan Life Insurance Company, The Travelers Insurance
           Company and The Travelers Life and Annuity Company effective November 1, 2005.
           (Incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment
           No. 14 to The Travelers Fund ABD for Variable Annuities Registration Statement
           on Form N-4, File No. 033-65343 filed April 6, 2006.)

8(c).      Participation Agreement Among Met Investors Series Trust, Met Investors
           Advisory, LLC, MetLife Investors Distribution Company, The Travelers Insurance
           Company and The Travelers Life and Annuity Company effective November 1, 2005.
           (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment
           No. 14 to The Travelers Fund ABD for Variable Annuities Registration Statement
           on Form N-4, File No. 033-65343 filed April 6, 2006.)

9.         Opinion of Counsel as to the legality of securities being registered. (Filed herewith.)

10.        Consent of Deloitte & Touche LLP, Independent Registered Public Accounting
           Firm. (Filed herewith.)

11.        Not Applicable.

12.        Not Applicable.

13.        Power of Attorney authorizing Michele H. Abate, John E. Connolly, Jr., James
           L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G. Cellupica and Marie C.
           Swift to act as signatory for Michael K. Farrell, William J. Mullaney, Lisa M.
           Weber, Stanley J. Talbi, and Joseph J. Prochaska, Jr. (Filed herewith.)



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

    MetLife Insurance Company of Connecticut
    1300 Hall Boulevard
    Bloomfield, CT 06002-2910


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
8717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran            Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President and Illustration Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Mark J. Remington            Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS


As of October 31, 2008, there were 463 qualified contracts and 615 non-qualified contracts of Vintage II, and there were 1,869 qualified contracts and 1,501 non-qualified contracts of Vintage II (Series II) offered by the Registrant.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                  (2)
                  (1)                      NET UNDERWRITING          (3)              (4)
           NAME OF PRINCIPAL                 DISCOUNTS AND     COMPENSATION ON     BROKERAGE             (5)
              UNDERWRITER                     COMMISSIONS         REDEMPTION      COMMISSIONS    OTHER COMPENSATION
           -----------------               ----------------    ---------------    -----------    ------------------
MetLife Investors Distribution
  Company..............................      $128,299,602             $0               $0                $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

MetLife Insurance Company of Connecticut




1300 Hall Boulevard





Bloomfield, CT 06002-2910


ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 20th day of November 2008.


          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)


                                        By:      /s/ MICHAEL K. FARRELL

                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November 2008.




         /s/ *MICHAEL K. FARRELL                  President and Director
---------------------------------------------
             (Michael K. Farrell)

          /s/ *STANLEY J. TALBI                   Executive Vice President and Chief
---------------------------------------------        Financial Officer
              (Stanley J. Talbi)

      /s/ *JOSEPH J. PROCHASKA, JR.               Executive Vice President and Chief
---------------------------------------------        Accounting Officer
          (Joseph J. Prochaska, Jr.)

        /s/ *WILLIAM J. MULLANEY                  Director
---------------------------------------------
            (William J. Mullaney)

           /s/ *LISA M. WEBER                     Director
---------------------------------------------
               (Lisa M. Weber)




                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact
* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX


1(b)   Board Resolutions

3(a)   Form of Distribution and Principal Underwriting Agreement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP

13     Powers of Attorney